UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

FEDERAL HOME LOAN BANK OF ATLANTA

(Exact name of registrant as specified in its charter)

Federally chartered corporation	56-6000442
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1475 Peachtree Street, NE, Atlanta, Ga.	30309
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (404) 888-8000

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Class B Stock, par value $100 per share

(Title of class)

Important Notice About Information in this Registration Statement

In this registration statement, unless the context suggests otherwise, references to the “Bank” mean the Federal Home Loan Bank of Atlanta. “FHLBanks” means the 12 district Federal Home Loan Banks, including the Bank, and “FHLBank System” means the Federal Home Loan Bank System, as regulated by the Federal Housing Finance Board, or the “Finance Board.” “FHLBank Act” means the Federal Home Loan Bank Act of 1932, as amended.

The information contained in this registration statement is accurate only as of the date of this registration statement and as of the dates specified herein.

The product and service names used in this registration statement are the property of the Bank and, in some cases, the other FHLBanks. Where the context suggests otherwise, the products, services, and company names mentioned in this registration statement are the property of their respective owners.

Special Cautionary Notice Regarding Forward-looking Statements

Some of the statements made in this registration statement may be “forward-looking statements,” which include statements with respect to the Bank’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties, and other factors, many of which may be beyond the Bank’s control and which may cause the Bank’s actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by the forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. The reader can identify these forward-looking statements through the Bank’s use of words such as “may,” “will,” “anticipate,” “hope,” “project,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “could,” “intend,” “seek,” “target,” and other similar words and expressions of the future. Such forward-looking statements include statements regarding any one or more of the following topics:

•	The Bank’s business strategy and changes in operations, including, without limitation, product growth and change in product mix

•	Future performance, including profitability, developments, or market forecasts

•	Forward-looking accounting and financial statement effects.

It is important to note that the description of the Bank’s business is a statement about the Bank’s operations as of a specific date. It is not meant to be construed as a policy, and the Bank’s operations, including the portfolio of assets held by the Bank, are subject to reevaluation and change without notice.

The forward-looking statements may not be realized due to a variety of factors, including, without limitation, any one or more of the following factors:

•	Future economic and market conditions, including, for example, inflation and deflation, the timing and volume of market activity, general consumer confidence and spending habits, the strength of local economies in which the Bank conducts its business, and interest-rate changes that affect the housing markets

•	Demand for Bank advances resulting from changes in members’ deposit flows and credit demands, as well as from other sources of funding and liquidity available to members

•	Volatility of market prices, rates, and indices that could affect the value of collateral held by the Bank as security for the obligations of Bank members and counterparties to interest-rate exchange agreements and similar agreements

•	The risks of changes in interest rates on the Bank’s interest-rate sensitive assets and liabilities

•	Changes in various governmental monetary or fiscal policies, as well as legislative and regulatory changes, including changes in generally accepted accounting principles, or “GAAP,” and related industry practices and standards, or the application thereof

•	Political, national, and world events, including acts of war, terrorism, natural disasters or other catastrophic events, and legislative, regulatory, judicial, or other developments that affect the economy, the Bank’s market area, the Bank, its members, counterparties, its federal regulator, and/or investors in the consolidated obligations of the 12 FHLBanks

•	Competitive forces, including other sources of funding available to Bank members, other entities borrowing funds in the capital markets, and the ability to attract and retain skilled individuals

•	The Bank’s ability to develop, implement, promote the efficient performance of, and support technology and information systems, including the Internet, sufficient to measure and manage effectively the risks of the Bank’s business

•	Changes in investor demand for consolidated obligations of the FHLBanks and/or the terms of interest-rate exchange agreements and similar agreements, including changes in investor preference and demand for certain terms of these instruments, which may be less attractive to the Bank, or which the Bank may be unable to offer

•	The Bank’s ability to introduce, support, and manage the growth of new products and services and to manage successfully the risks associated with those products and services, including new types of collateral securing advances

•	The availability from acceptable counterparties, upon acceptable terms, of options, interest-rate and currency swaps, and other derivative financial instruments of the types and in the quantities needed for investment funding and risk-management purposes

•	The uncertainty and costs of litigation, including litigation filed against one or more of the 12 FHLBanks

•	Changes in the FHLBank Act or Finance Board regulations that affect FHLBank operations and regulatory oversight, including the effects of the Finance Board rule requiring registration of a class of the Bank’s securities with the Securities and Exchange Commission (the “SEC”) and the associated reporting and corporate governance requirements

•	Adverse developments or events, including financial restatements, affecting or involving one or more other FHLBanks or the FHLBank System in general

•	Other factors and other information discussed herein under the caption “Risk Factors” and elsewhere in this registration statement, as well as information included in the Bank’s future filings with the SEC.

This list of factors potentially affecting the Bank’s forward-looking statements is not exhaustive. The Bank operates in a changing economic environment, and new risk factors emerge from time to time. Management cannot predict any new factors, nor can it assess the effect, if any, of any new factors on the business of the Bank or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those implied by any forward-looking statements.

All written or oral statements that are made by or are attributable to the Bank are expressly qualified in their entirety by this cautionary notice. The reader should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. The Bank has no obligation and does not undertake publicly to update, revise, or correct any of the forward-looking statements after the date of this registration statement, or after the respective dates on which these statements otherwise are made, whether as a result of new information, future events, or otherwise.

Item 1.	Business.

Overview

The Federal Home Loan Bank of Atlanta, a federally chartered corporation exempt from ordinary federal, state, and local taxation except real property taxes, is one of 12 district Federal Home Loan Banks. The FHLBanks are government-sponsored enterprises, or “GSEs,” of the United States of America organized under the authority of the FHLBank Act. The Bank’s defined membership territory comprises Alabama, Florida, Georgia, Maryland, North Carolina, South Carolina, Virginia, and the District of Columbia. The Bank provides a readily available, competitively priced source of funds to its member institutions. The Bank is a cooperative owned by member institutions located within its district that purchase capital stock in the Bank and are able to receive dividends from the Bank on their capital stock investments. The Bank’s stock is not publicly traded. All federally insured depository institutions and insurance companies chartered in the Bank’s district and engaged in residential housing finance are eligible to apply for membership. The Bank does not have any subsidiaries, and the Bank does not have an equity position in any partnerships, corporations, or off balance sheet special purpose entities.

As of December 31, 2005, the Bank had total assets of $143.2 billion, total advances of $101.3 billion, total deposits of $5.2 billion, par amount of consolidated obligations of $130.4 billion, net consolidated obligations of $128.8 billion, and a retained earnings balance of $328.4 million. The Bank’s net income for the year ended December 31, 2005 was $344.1 million. The Bank’s credit rating as of December 31, 2005 was AAA as determined by Standard & Poor’s Rating Services (“S&P”) and Aaa as determined by Moody’s Investors Service (“Moody’s”).

All members are required to purchase capital stock in the Bank as a condition of membership and the Bank’s current or former members own all of the Bank’s stock. As of December 31, 2005, the Bank’s membership totaled 1,210 financial institutions, comprising 891 commercial banks, 141 savings banks, 45 thrifts, 126 credit unions, and 7 insurance companies. Members range in size from institutions with less than $5 million in assets to “super-regional” institutions with assets in excess of $125 billion.

The Bank serves the public by providing its member financial institutions with a source of liquidity, thereby enhancing the availability of residential mortgage and community investment credit. In addition, the Bank gives members a means of selling home mortgage loans through the Bank’s mortgage purchase programs. Under these mortgage purchase programs, members have the opportunity to sell to the Bank mortgage loans satisfying prescribed criteria.

The Finance Board, an independent agency in the executive branch of the United States government, supervises and regulates the Bank. The Finance Board is responsible for ensuring that the Bank carries out its housing finance and community lending mission, remains adequately capitalized and able to raise funds in the capital markets, and operates in a safe and sound manner. The Finance Board also establishes regulations governing the operations of the Bank. Each FHLBank operates as a separate entity with its own management, employees, and board of directors.

A primary source of funds for the Bank is proceeds from the sale to the public of FHLBank debt instruments, known as “consolidated obligations,” or “COs,” which are the joint and several obligations of all of the FHLBanks. The Office of Finance, a joint office of the FHLBanks established by the Finance Board, facilitates the issuing and servicing of the consolidated obligations. Deposits, other borrowings, and the issuance of capital stock provide additional funds to the Bank. The Bank accepts deposits from both member and eligible nonmember financial institutions and federal instrumentalities. The Bank also provides members and nonmembers with correspondent banking services such as safekeeping, wire transfer services, and cash management.

In addition to its issuance of the Bank’s consolidated obligations, the Office of Finance serves as a source of information for the FHLBanks on capital market developments, administers the Resolution Funding Corporation (“REFCORP”) and the Financing Corporation, and assists the FHLBanks in their relationship with the rating agencies.

Products and Services

The Bank offers the following products and services:

Credit Products. The Bank lends money to its member institutions and eligible housing associates through a variety of advance products. Advances can be structured for virtually any amount at fixed or variable rates and with short-, medium-, or long-term maturities. The Bank had $101.6 par value billion of advances outstanding as of December 31, 2005.

Mortgage Asset Purchase Programs. Under the Mortgage Partnership Finance® Program (the “MPF Program”) and the Mortgage Purchase Program (“MPP”), the Bank purchases mortgage assets from its members. The Bank held $2.8 billion in these mortgage assets at December 31, 2005.

Community Investment Services. The Bank provides loan subsidies and grants through its housing and community economic development programs. The Bank contributed $27.6 million in loan subsidies and grants to these programs, including its Affordable Housing Program (“AHP”) assessment, in 2005. In addition, the Bank provides education and technical assistance to support its community development programs.

Cash Management and other Services. The Bank provides a variety of other services to help members meet day-to-day cash management needs. These services include daily investment accounts, disbursement accounts, settlement services, term deposits, ACH, and custodial mortgage accounts. In addition to cash management services, the Bank provides other noncredit services, including wire transfer services and safekeeping services. These services generated approximately $2.4 million in revenue to the Bank in 2005.

Credit Products

The Bank makes fully secured loans, called advances, to its members and eligible state agencies, called housing associates, as described below. The Bank’s credit and collateral policy, the FHLBank Act, and Finance Board regulations define eligible collateral. The Bank had $101.3 billion of advances outstanding as of December 31, 2005. The par amount of the Bank’s outstanding advances at December 31, 2005 was $101.6 billion. Advances may have a fixed or adjustable rate with terms ranging from one day to 30 years. Advances can serve as a funding source for a variety of conforming and nonconforming mortgages, including loans that members may be unwilling or unable to sell in the secondary mortgage market under attractive terms. Thus, advances support important housing markets, including those focused on low- and moderate-income households. For those members that choose to sell or securitize their mortgages, advances can supply interim funding. Advances can be customized to fit member needs, including specific maturity dates, specific indices, and embedded optionality. Advances with embedded options can include interest-rate floors, interest-rate caps, and interest-rate options.

The Bank does not restrict the purpose for which members may use advances, other than indirectly through limitations on eligible collateral. Generally, members use advances for one or more of the following purposes:

•	Providing funding for single-family mortgages and multifamily mortgages held in the member’s portfolio, including both conforming and nonconforming mortgages

•	Providing temporary funding during the origination, packaging, and sale of mortgages into the secondary market

•	Providing funding for commercial real estate loans

•	Assisting with asset-liability management by matching the maturity and prepayment characteristics of mortgage loans or adjusting the sensitivity of the member’s balance sheet to interest-rate changes

•	Providing a cost-effective alternative to holding short-term investments to meet contingent liquidity needs

•	Providing a competitively priced alternative source of funds.

Finance Board regulations, however, limit the Bank’s ability to make long-term advances except for the purpose of enabling a member to purchase or fund new or existing residential housing finance assets, which include, for community financial institutions, small-business loans, small-farm loans, and small agribusiness loans.

The following table describes the most common, standard advance products that the Bank offered at December 31, 2005:

Product	Description	Pricing	Maturity	Percent of Advances
Adjustable Rate Credit (ARC Advance)	Long-term financing with rate resets at periodic intervals	Generally based on LIBOR plus a spread, but Bank can use other indices	Up to 10 years	49.43%

Fixed Rate Credit (FRC Advance)	Fixed-rate funds with principal due at maturity	Established on or before funding date; a member can specify the maximum rate it would agree to pay on future advances with terms exceeding 12 months	From 1 month to 10 years; may be shorter or longer if requested	20.05%

Daily Rate Credit	Short-term funding similar to federal funds lines	Set daily based upon the overnight funds market	From 1 day to 24 months	4.04%

The Bank offers a variety of customized advance products, including the following:

Callable Advance. The callable advance is a fixed- or variable-rate advance with a fixed maturity and the option for the member to prepay the advance on an option exercise date(s) before maturity without a fee. The options can be Bermudan (periodically during the life of the advance) or European (one-time). The Bank offers this product with a maturity of up to 15 years with options from three months to 15 years.

Convertible Advance. The convertible advance is a fixed- or variable-rate advance with a fixed maturity, but the Bank may, at its discretion, terminate the advance and require the member to repay prior to the stated maturity date. The Bank’s options can be Bermudan or European. The Bank offers this product with a maturity of up to 15 years with options from three months to 15 years.

Capped/Floored Advances. The capped/floored advance includes an interest-rate cap or floor. The advance will adjust according to the difference between the interest-rate cap/floor and the established index. The Bank offers this product with a maturity from one year to 15 years.

Expander Advance. The expander advance is a fixed-rate advance with a fixed maturity and an option by the borrower to increase the amount of the advance in the future at a predetermined interest rate. The option may be Bermudan or European. The Bank has established internal limits on the amount of such options that may be sold to mature in any given quarter. The Bank offers this product with a maturity of two to 30 years with an option exercise date that can be set from one month to 10 years. The Bank has increased the options available to the borrower in connection with the expander advance since the introduction of this product during 2005. Initially, the advance had an option by the borrower to increase the amount of the advance solely by the original principal amount of the advance at the existing fixed interest rate. The option could be exercised by the borrower only on a single date specified at the time of the initial borrowing.

The following table sets forth the par amount of these customized advances outstanding.

	As of December 31,
	2005	2004
	(In thousands)
Callable advances	$75,000	$—
Convertible advances	25,114,900	29,795,275
Capped/floor advances	6,585,500	7,723,170
Expander advances	136,500	—

The Bank establishes advance prices using the Bank’s cost of funds and the interest-rate swap market. The Bank uses a volume-based pricing methodology with pricing tiers below $5 million, between $5 million and $25 million, and over $25 million. The Bank establishes prices for these tiers each day and then adjusts them during the day to reflect changes in the cost of funds and interest rates.

The Bank also provides members with irrevocable standby letters of credit to support certain obligations of the members to third parties. Members may use standby letters of credit to facilitate residential housing finance and community lending or for liquidity and asset-liability management. The Bank’s underwriting and collateral requirements for standby letters of credit are the same as the underwriting and collateral requirements for advances. As of December 31, 2005 and 2004, the Bank had approximately $813.5 million and $1.2 billion in standby letters of credit outstanding, respectively. The Bank also offers other credit products to its members, including interest-rate caps, floors, and swaps.

In addition to making advances to member institutions, the FHLBank Act permits the Bank to make advances to nonmembers that are approved mortgagees under Title II of the National Housing Act. These eligible “housing associates” must be legally chartered, have succession, and be subject to inspection and supervision by a governmental agency, and their principal activity in the mortgage field must be the lending of their own funds. Housing associates are not subject to certain provisions of the FHLBank Act applicable to members, such as the capital stock purchase requirements, but with respect to advances, housing associates are generally subject to similar regulatory and policy requirements, except that most advances to housing associates are collateralized by cash and securities. Advances to housing associates represented $321 million and $571 million of the outstanding principal balance of advances at December 31, 2005 and 2004, respectively.

The Bank includes prepayment fee provisions in all advance transactions except Daily Rate Credit advances. With respect to callable advances, prepayment fees apply to prepayments on a date other than an option exercise date(s). The prepayment fee is intended to make the Bank economically indifferent to a borrower’s decision to prepay an advance before maturity or, with respect to callable advances, on a date other than an option exercise date.

The Bank obtains a security interest in eligible collateral to fully secure members’ advances at the time it originates or renews an advance. Eligible collateral includes any of the following:

•	Whole interest first lien mortgages on improved residential property or securities representing a whole interest in such mortgages

•	Securities issued by the U.S. government or any of its agencies

•	Mortgage-backed securities (“MBS”) issued or guaranteed by the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), or the Government National Mortgage Association (“Ginnie Mae”) (securities issued by Fannie Mae and Freddie Mac are not guaranteed by the U.S. government)

•	Securities representing equity interests in eligible advances collateral

•	Cash or the borrower’s deposits in the Bank

•	Other real estate related collateral acceptable to the Bank, provided that such collateral has a readily ascertainable value and the Bank can perfect a security interest in such property.

The FHLBank Act and Finance Board regulations permit the Bank to accept additional categories of eligible collateral from certain members.

The Bank requires its borrowers to execute an advances and security agreement that establishes the Bank’s security interest in all collateral pledged by the borrower to the Bank. The Bank perfects its security interest in collateral by filing a UCC-1 financing statement covering the collateral pledged to the Bank before making an advance to the borrower. The Bank may, in its discretion, require the delivery of loan collateral at any time. The Bank requires that borrowers pledging securities collateral to the Bank transfer “control” of that collateral to the Bank as provided in the UCC before making an advance to the borrower.

The FHLBank Act affords any security interest granted to the Bank by any member of the Bank, or any affiliate of any such member, priority over the claims and rights of any party (including any receiver, conservator, trustee, or similar party having rights of a lien creditor), other than claims and rights that (1) would be entitled to priority under otherwise applicable law and (2) are held by actual bona fide purchasers for value or by actual secured parties that are secured by actual perfected security interests.

Pursuant to its regulations, the Federal Deposit Insurance Corporation (“FDIC”) has recognized the priority of the FHLBanks’ security interest under the FHLBank Act, and the right of the FHLBanks to require delivery of collateral held by the FDIC as receiver for a failed depository institution.

As additional security for a member’s indebtedness, the Bank has a statutory and contractual lien on the member’s capital stock in the Bank. The Bank also may require additional or substitute collateral from a borrower, as provided in the FHLBank Act and the financing documents between the Bank and its borrowers.

The Bank assesses members’ creditworthiness and financial condition typically on a quarterly basis to determine the maximum amount and term of the advances the Bank will lend to a particular member. The Bank periodically revalues the collateral pledged by members to secure outstanding advances.

In order to ensure that advances are fully secured, the Bank discounts each type of eligible collateral. The discounts to market value or book value, as applicable under the Bank’s policies, are three percent for U.S. Treasury and agency securities; 10 percent for private-label MBS; 15 percent to 33 percent for residential first-mortgage loans; and 50 percent for loans backed by home equity lines of credit, second mortgages, multifamily properties, and commercial real estate. These discounts are subject to adjustment at any time, at the discretion of the Bank. The collateral discount process takes into consideration risk factors the Bank may encounter in liquidating the collateral to obtain repayment of an advance in the event of a member’s default.

The following table presents information on the Bank’s 10 largest borrowers as of December 31, 2005. The advances made by the Bank to these borrowers are secured by collateral with an estimated value in excess of the book value of those advances. Therefore, the Bank presently does not expect to incur any credit losses on these advances.

10 Largest Advance Borrowers at December 31, 2005

(Dollars in thousands)

Institution	City, State	Principal Advance Balance(*)	Percentage of Total Advances	Weighted Average Interest Rate(**)
Countrywide Bank, N.A.	Alexandria, VA	$26,350,000	25.93%	3.89%
SunTrust Bank	Atlanta, GA	8,133,758	8.00%	4.72%
BB&T Organization (3 Banks)	Winston-Salem, NC Greenville, SC Virginia Beach, VA	6,250,802	6.15%	3.00%
BankUnited, FSB	Coral Gables, FL	4,070,350	4.00%	3.71%
E*Trade Bank	Arlington, VA	3,860,000	3.80%	4.09%
Compass Bank	Birmingham, AL	3,102,833	3.05%	4.18%
Bank of America Georgia, N.A.	Atlanta, GA	2,756,657	2.71%	4.86%
Citibank, Federal Savings Bank	Reston, VA	2,600,000	2.56%	3.74%
Wachovia Bank, N.A.***	Augusta, GA	2,521,777	2.48%	4.31%
Chevy Chase Bank, F.S.B.	McLean, VA	2,154,361	2.12%	4.10%
Subtotal (10 largest borrowers)		61,800,538	60.80%	4.06%
Subtotal (all other borrowers)		39,841,310	39.20%	4.30%
Total		101,641,848	100.00%	4.11%

*	Amounts do not include overdrawn demand deposit accounts, which totaled $1.8 million at December 31, 2005.

**	The average interest rate of the member’s advance portfolio weighted by each advance’s outstanding balance.

***	Nonmember borrower (successor by merger to First Union Direct Bank, Augusta, GA).

A description of the Bank’s credit risk management in connection with its advance activity is contained in Item 2: “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations-Risk Management—Credit Risk.”

Mortgage Loans Held for Portfolio

The Bank offers mortgage asset purchase programs as a service to members to provide them an alternative to holding mortgage loans in portfolio or selling them into the secondary market. The Finance Board has authorized the Bank to hold acquired member assets under both the MPF Program, created by FHLBank Chicago, and MPP. The Bank began participating in the MPF Program in February 1999. The Bank was authorized to offer MPP in April 2003 and purchased the first loans under the program in August 2003. Under both programs, the Bank purchases loans directly from a participating member (a “PFI”) and not through any intermediary such as a trust. Depending upon the program, the loans acquired include qualifying conventional conforming and government Federal Housing Administration (“FHA”) insured and Veterans Administration (“VA”) guaranteed fixed-rate mortgage loans consisting of one-to-four family residential properties with maturities ranging from five to 30 years. The Bank has the authority to sell loans acquired through both of these programs but is not currently selling any loans.

The Finance Board currently limits the Bank’s authority to purchase assets under these programs to an amount not to exceed $7 billion. The purpose of the cap is to help ensure that the Bank has the proper systems and controls in place to manage significant volumes under these programs. The Finance Board initially set the cap at $500 million and increased it to $7 billion in May 2004. Currently, the Bank plans for slow, modest growth in its mortgage loan portfolio with a strategic emphasis on MPP over the MPF Program through its marketing efforts. The Bank intends to emphasize MPP because the Bank has more control over all aspects of this program, including pricing and back-office operations, as opposed to the MPF Program, which, as discussed below, is run by FHLBank Chicago. Because the Bank operates its MPP independently of other FHLBanks, it has greater control over the prices offered to its customers, the quality of customer service, the relationship with any third-party service providers, and program changes, as there is no need to obtain the concurrence of other FHLBanks on these matters. Certain benefits of greater Bank control include the Bank’s ability to control operating costs and to manage its direct regulatory relationship with the Finance Board.

The following table identifies the Bank’s PFIs from which the Bank has purchased more than 10 percent of its mortgage purchases during the years ended December 31, 2005 and 2004 for each of the MPF Program and MPP.

	Year Ended December 31, 2005		Year Ended December 31, 2004
Institution	Percent of total MPF	Percent of total MPP	Percent of total MPF	Percent of total MPP
Branch Banking & Trust	77.13%	*	73.03%	*
First Federal Savings & Loan Association of Charleston	13.48%	*	15.96%	*
First Federal Savings Bank of Florida	*	20.48%	*	*
Lee Financial Corporation	*	48.84%	*	27.58%
Lydian Private Bank	*	*	*	53.39%
Indian River National Bank	*	10.46%	*	*

*	Represents less than 10 percent.

The program documents related to the MPF Program and MPP require PFIs to make certain representations and warranties to the Bank indicating that they meet the various requirements set forth in program guides and documents. If a PFI breaches its representations or warranties with respect to a loan that has been sold to the Bank, the Bank may require the PFI to repurchase such mortgage loan. During 2005 PFIs repurchased 27 loans from the Bank related to the MPF Program with outstanding principal and interest of approximately $1.3 million. Repurchase of these loans was required due to incorrect coding of loan property type and due to the fact that the loan value was not adequately supported by appraisal. Each loan was identified during the MPF Program quality control. During 2004 and 2005, a PFI repurchased only one loan from the Bank related to MPP. The loan had outstanding principal and interest of $122 thousand, and its repurchase was required due to an error identified during the MPP quality control review.

MPF

Under the MPF Program, a PFI that originates or purchases fixed-rate residential mortgages sells them to the Bank under a master commitment. PFIs must apply specifically to participate in the program and are subject to eligibility requirements. The PFI shares in the credit risk of the loan sold to the Bank and is paid a credit enhancement fee by the Bank for sharing in this risk, as described below. FHLBank Chicago, which developed the MPF Program, is responsible for the development and maintenance of the origination, underwriting, and servicing guides and provides the systems and back-office support for the program. The Bank pays FHLBank Chicago a fee for these services. The Bank is responsible for marketing the program to its members and for funding the loans it acquires through the program. Under the MPF Program, FHLBank Chicago sets the rates and the fees and administers delivery commitments with the Bank’s members. The Bank held principal MPF balances of $2.5 billion and $2.0 billion as of December 31, 2005 and 2004, respectively.

Typically, a PFI will sign one master commitment to cover all of the loans the PFI intends to deliver to the Bank during the time period specified in the master commitment, usually one year. The PFI is not obligated to deliver loans against established master commitments, and the Bank is not obligated to purchase loans under a master commitment. A PFI sells loans to the Bank through mandatory delivery commitments under which the PFI is required to deliver a specified dollar amount of loans within a specified period at a price that is specified in the mandatory delivery commitment. If the PFI fails to deliver loans in accordance with the terms of a mandatory delivery commitment, the Bank may charge the PFI a fee to compensate it for its exposure to adverse market movements.

Mortgage loans purchased under the MPF Program must comply with the underwriting and eligibility standards set forth in the MPF Origination Guide that FHLBank Chicago establishes and maintains. PFIs are free to use an approved automated underwriting system or to underwrite MPF loans manually when originating or acquiring loans. In some circumstances, the Bank, with the concurrence of FHLBank Chicago, may grant a PFI a waiver exempting it from complying with specified provisions of the MPF Origination Guide. The Bank has granted a limited number of such waivers related to documentation requirements or accepted alternate underwriting criteria in circumstances in which such waivers would not affect materially the value of the asset.

The current underwriting and eligibility guidelines can be summarized as follows with respect to MPF loans:

•	Conforming loan size, which may not exceed the loan limits permitted to be set by Fannie Mae each year

•	Fixed-rate, fully amortizing loans with terms from five to 30 years

•	Secured by first liens on residential owner-occupied primary residences and second homes; primary residences may be up to four units

•	Condominium, planned unit developments, and manufactured homes are acceptable property types as are mortgages on leasehold estates (though manufactured homes must be on land owned in fee simple by the borrower)

•	95 percent maximum loan-to-value ratio (“LTV”); except for FHLBank AHP mortgage loans which may have LTVs up to 100 percent (but may not exceed 105 percent total LTV, which compares the property value to the total amount of all mortgages outstanding against a property) and government insured and guaranteed MPF loans which may not exceed the LTV limits set by FHA and VA; MPF loans with LTVs greater than 80 percent require certain amounts of mortgage guaranty insurance (“MI”), called primary MI, from an MI company rated at least AA or Aa and acceptable to S&P

•	Unseasoned or current production with up to five payments made by the borrowers

•	Credit reports and credit scores for each borrower; for borrowers with no credit score, alternative verification of credit is permitted

•	Verification of income and sources of funds, if applicable

•	Property appraisals

•	Customary property or hazard insurance, and flood insurance, if applicable, from insurers acceptably rated as detailed in the MPF Origination Guide

•	Title insurance or, in those areas where title insurance is not customary, an attorney’s opinion of title

•	The mortgage documents, mortgage transaction, and mortgaged property must comply with all applicable laws and loans must be documented using standard Fannie Mae/Freddie Mac Uniform Instruments

•	Loans that are not ratable by a rating agency are not eligible for delivery under the MPF Program

•	Loans that are classified as high cost, high rate, or high risk loans that exceed the annual percentage rate, or points and fees thresholds, of the Home Ownership and Equity Protection Act (“HOEPA”) or loans in similar categories defined under predatory lending or abusive lending laws are not eligible for delivery under the MPF Program.

The Bank pays a monthly transaction services fee to FHLBank Chicago for operational support of the MPF Program. The transaction services fee is calculated each month on the aggregate outstanding principal balance of the Bank’s retained interest in loans at the end of the previous month and currently is calculated as follows:

•	5 basis points (annualized) on the first $2.5 billion

•	4.25 basis points (annualized) on the second $2.5 billion

•	3.5 basis points (annualized) on the outstanding balance in excess of $5 billion.

Prior to 2005, the Bank allowed FHLBank Chicago to participate with the Bank in purchasing mortgage loans from the Bank’s PFIs at the transaction’s inception in lieu of paying a services fee to FHLBank Chicago. Under this joint purchasing arrangement, the Bank purchased whole loans from its PFIs while simultaneously selling participation interests to FHLBank Chicago. The Bank facilitated cash transfers associated with purchasing participations in the loans and principal and interest paid on such loans for the Bank’s PFIs and FHLBank Chicago. Typically, FHLBank Chicago participated in 25 percent of each loan’s funding (or purchase) and the Bank funded the remaining 75 percent. The Bank and FHLBank Chicago then participated, on a pro rata basis, in the loan going forward, including any possible credit losses that may have occurred, as well as the payment of any credit enhancement fees. Beginning in 2004, this arrangement was phased out in favor of the Bank’s payment of the transaction services fee discussed above, and only one such participation occurred in the year ended December 31, 2005. The amount of participation allocated to FHLBank Chicago in lieu of a services fee amounted to $11 thousand and $164 million for the years ended December 31, 2005 and 2004, respectively.

The Bank does not currently, and does not intend to, purchase participation interests under the MPF Program from other FHLBanks. In 2000 and 2001, the Bank, along with FHLBank Chicago and FHLBank Pittsburgh, participated in the funding of one master commitment with a member of FHLBank Pittsburgh. The Bank’s outstanding balances related to these assets were $8.9 million at December 31, 2005. The Bank entered into this arrangement when it first began offering the MPF Program in order to acquire MPF assets while its marketing efforts were getting started.

Under the MPF Program, PFIs may retain or sell servicing to third parties. To date, however, the Bank’s PFIs have retained servicing. The Bank does not service loans, nor does it own any servicing rights. The Bank must approve any servicer, including a member-servicer, and any transfers of servicing to third parties. FHLBank Chicago acts as the master servicer for the Bank. The PFIs or servicers are responsible for servicing loans in accordance with the MPF Servicing Guide. The PFI or servicer must have qualified staff and maintain adequate facilities and systems to service loans. The PFI or servicer must maintain a fidelity bond and errors and omissions insurance as required by the MPF servicing guide. The PFIs or servicers are responsible for all costs to service mortgage loans on behalf of the Bank. The Bank pays the PFI or servicer a servicing fee to perform these duties.

There are several different programs available under the MPF® Program, including: Original MPF®, MPF® 100, MPF® 125, and MPF® Plus. The general allocation of losses for these products, other than Original MPF for FHA/VA loans discussed below, is divided into the following loss layers:

Borrower’s Equity. The first layer of protection against loss is the borrower’s equity in the real property securing the MPF loan.

Primary Mortgage Insurance. The second layer of protection comes from primary mortgage insurance (“PMI”) that is required for any MPF loan with an LTV greater than 80 percent.

First Loss Account. Third, losses for each master commitment that are not paid by PMI, up to an agreed-upon amount, are incurred by the Bank up to a pre-specified amount that is tracked in what is called a “First Loss Account,” or “FLA.” The FLA represents the amount of expected losses that the Bank must incur before the PFI’s credit enhancement becomes available to cover losses.

Member Credit Enhancement. Fourth, losses for loans purchased under each master commitment in excess of the FLA, up to an agreed-upon amount, called the credit enhancement or “CE Amount” are incurred by the PFIs, which for MPF Plus includes supplemental mortgage insurance (“SMI”).

MPF Bank. Fifth, the Bank absorbs any remaining unallocated losses.

The member’s CE Amount is sized using the MPF Program methodology to limit the amount of the Bank’s losses in excess of, or including, the FLA (depending on the MPF product) to those that would be expected to be experienced by an investor in an MBS rated AA under the S&P Levels ratings methodology (although the assets are not rated by S&P or any other agency). The CE Amount is determined at inception of each loan pool master commitment and is reassessed and increased, if necessary, after the “fill up period” for each master commitment that has been completed but is not increased thereafter. In one MPF product, the PFI is required to obtain and pay for SMI, for which the Bank is the insured party. The Bank pays the PFI a monthly credit enhancement fee for managing credit risk on the MPF Program loans. In most cases, the credit enhancement fees are performance based, which further motivates the PFI to minimize loan losses on MPF Program loans.

The following table shows how the FLA and PFI credit enhancement are structured under the MPF Program products that the Bank offers:

Product Name	FLA Size	CE Amount	Credit Enhancement Fee Paid to PFI	Credit Enhancement Fee Offset

Original MPF	Starts at zero and increases 3 to 5 basis points each year	Before FLA, up to AA rating	Typically 10 basis points per year	No

MPF 100	100 basis points	After FLA, up to AA rating	7 to 10 basis points per year	Yes

MPF 125	100 basis points	After FLA, up to AA rating	7 to 10 basis points per year	Yes

MPF Plus	Calculated based upon expected loss	After FLA and SMI, up to AA rating	13 to 14 basis points per year	Yes

The following table shows certain of the Bank’s MPF® Program loan balances (in thousands):

	Original MPF®	MPF® 100	MPF® 125	MPF® Plus
December 31, 2005	$145,900	$3,665	$165,183	$2,146,397
December 31, 2004	125,891	4,976	144,188	1,650,989

Through another program, Original MPF for FHA/VA Loans, which is available under the MPF Program, the Bank also purchases FHA-insured and VA-guaranteed loans from PFIs. These government-guaranteed loans are not subject to the credit enhancement structures described above for the MPF Program, and the S&P Levels ratings methodology is not applied to government-guaranteed loans purchased under this program.

The Bank held $85.0 million and $46.7 million in FHA/VA loans under this program at December 31, 2005 and 2004, respectively.

At December 31, 2005, there were four Bank PFIs active in the MPF Program along with seven PFIs who currently are not active but have sold loans in the past. Of these PFIs, two, BB&T and SunTrust, also are among the top ten borrowers of the Bank.

MPP

Under MPP, a PFI that originates or purchases fixed-rate residential mortgages sells them to the Bank under a master commitment. PFIs must apply specifically to participate in MPP and are subject to eligibility requirements. The PFI shares in the credit risk of the loan sold to the Bank, as described below. The Bank is responsible for the development and maintenance of the program guide governing origination, underwriting and servicing and provides the systems and back-office support for the program. The Bank established MPP in 2003 and held $292.5 million and $216.6 million of mortgage loans under MPP as of December 31, 2005 and 2004, respectively

Mortgage loans purchased under MPP must comply with the underwriting and eligibility standards set forth in the MPP program guidelines. PFIs are free to use an approved automated underwriting system or to underwrite MPP loans manually when originating or acquiring loans. In some circumstances, the Bank may grant a PFI a waiver exempting it from complying with specified provisions of the MPP guidelines.

The current underwriting and eligibility guidelines can be broadly summarized as follows with respect to MPP loans:

•	Conforming loan size, which may not exceed the loan limits permitted to be set by Fannie Mae each year

•	Fixed-rate, fully-amortizing loans with terms from 10 to 30 years

•	Secured by first liens on residential owner-occupied primary residences and second homes; primary residences may be up to four units

•	Condominiums and planned unit developments are acceptable property types as are mortgages on leasehold estates

•	95 percent maximum LTV; government MPP loans which may not exceed the LTV limits set by FHA and VA; any MPP loan with an LTV greater than 80 percent requires certain amounts of primary MI from an MI company rated at least AA or Aa and acceptable to S&P

•	Current production or seasoned up to 12 months from origination

•	Eligible loan purposes are purchase transactions, cash-out refinances, and no-cash-out refinances

•	Credit scores are required

•	Verification of income

•	Property appraisals

•	Customary property or hazard insurance, and flood insurance, if applicable, from insurers acceptably rated as detailed in the MPP guidelines

•	Title insurance must be provided to assure the first lien and clear title status of each mortgage; title insurance is to be provided by an acceptably rated title insurance company as provided in the MPP guidelines

•	The mortgage documents, mortgage transaction, and mortgaged property must comply with all applicable laws and loans must be documented using standard Fannie Mae/Freddie Mac Uniform Instruments

•	Loans that S&P has declined to rate are not eligible for delivery under MPP

•	Loans that are classified as high cost, high rate, or high risk, or loans in similar categories defined under predatory lending or abusive lending laws, are not eligible for delivery under MPP

•	Loans that exceed either the annual percentage rate or points and fees threshold of HOEPA are not eligible.

The Bank is responsible for marketing MPP to its PFIs and for funding any loans acquired through MPP. The PFI may or may not retain the servicing of the mortgages. The Bank does not service loans, nor does it own any servicing rights. The Bank must approve any servicer, including a member-servicer, and any transfers of servicing to third parties. The Bank has appointed Washington Mutual Mortgage Securities Corp. to fulfill the duties of master servicer.

The risk of loss for each master commitment made of conventional loans under MPP is allocated as follows:

Borrower’s Equity and Primary Mortgage Insurance. The first layer of protection against loss is the borrower’s equity in the real property securing the MPP loan and private mortgage insurance where applicable.

Lender Risk Account. Second, the Bank adds a portion of the purchase price or deducts a portion of interest on a monthly basis into a lender-specific account, referred to as a “Lender Risk Account,” or “LRA,” to cover losses for each master commitment that are not paid by primary mortgage insurance or the borrower’s equity.

Supplemental Mortgage Insurance. Third, losses for each master commitment in excess of the LRA, up to a specified LTV ratio, are covered by SMI obtained by the PFI.

Bank. Fourth, the Bank absorbs any remaining unallocated losses.

The credit enhancement layers for MPP conventional loans consist of PMI (if applicable), the LRA and SMI, and such total credit enhancement is sized to provide the equivalent of AA rating under the S&P Levels rating methodology (although the assets are not rated by S&P or any other agency). The LRA is determined at inception of each loan pool master commitment and is reassessed and increased, if necessary, after the “fill up period” for each master commitment that has been completed but is not increased thereafter. Unused LRA amounts eventually are paid to the PFI in accordance with a step-down schedule that is established at the time of a master commitment.

The Bank also purchases FHA loans from PFIs. These government-insured loans are not subject to the credit enhancement structures described above, and the S&P Levels ratings methodology is not applied to FHA loans purchased under this program. The Bank held no FHA loans under MPP at December 31, 2005 and 2004, respectively.

As of December 31, 2005, there were seven Bank PFIs active in MPP, none of which was or is a top ten borrower of the Bank.

A discussion of the credit enhancement and risk sharing arrangements for MPP is included in Item 2: “Financial Information–Management’s Discussion and Analysis of Financial Condition and Results of Operations-Risk Management-Credit Risk.”

AMPP

In addition to its other mortgage programs, the Bank has established the Affordable Multifamily Participation Program (“AMPP”). Through AMPP, members and participants in housing consortia may sell to the Bank participations in loans on affordable multifamily rental properties. “Affordable” means that a significant portion of the units serve households with incomes at or below 80 percent of the area median income. Part 956 and Section 940.3 of the Finance Board regulations regarding authorized investments and core mission activities govern AMPP. The assets held under AMPP do not carry external credit enhancements and are not rated by a rating agency. The balance of AMPP assets, relative to the Bank’s total assets, is de minimis. The Bank held $24.5 million and $25.6 million of assets under AMPP at December 31, 2005 and 2004, respectively. Starting in 2006, the Bank expects that it will not purchase any more assets under this program but will retain its existing portfolio, which eventually will be reduced to zero in accordance with the ordinary course of the maturities of the assets.

Affordable Housing Program and Community Investment Services

Each FHLBank contributes 10 percent of its annual regulatory net income to its AHP, or such prorated sums based upon regulatory net income as may be required to assure that the aggregate contribution of the FHLBanks is not less than $100 million. These funds are used to make grants or subsidized advances to members to support housing for very low-income, low-income, and moderate-income individuals and families. The Bank’s AHP is a competitive program that supports projects that provide affordable housing to individuals and families whose incomes are at or below 80 percent of the area median income. In addition to the AHP, the Bank offers the following programs to provide affordable housing and promote community economic development:

•	The First-time Homebuyer Program, which provides grant assistance through member financial institutions to be used for down payment and closing costs to families at or below 80 percent of the area median income

•	The Community Investment Program, or “CIP,” and the Economic Development Program, or “EDP,” each of which provides the Bank’s members with access to low-cost funding to create affordable rental and homeownership opportunities and to engage in commercial and economic development activities that benefit low- and moderate-income individuals and neighborhoods

•	The Economic Development and Growth Enhancement Program, or “EDGE,” which provides subsidized advances to members for specific community economic development projects

•	The Predevelopment Fund, which provides recoverable grants through members to nonprofit developers to cover certain preconstruction expenses associated with affordable housing and community economic development projects.

For the years ended December 31, 2005 and 2004, AHP assessments were $39.6 million and $32.8 million, respectively. The Bank allocates 15 percent of its annual AHP contribution to fund the First-time Homebuyer Program. In addition, the Bank voluntarily may budget amounts above its AHP contribution for EDGE and the Predevelopment Fund. The Bank has budgeted a voluntary contribution of $4.0 million for 2006 and funded $2.0 million in 2005 into EDGE. The Bank’s expenditures on AMPP are not included in the Bank’s AHP contributions.

Investments

The Bank maintains a portfolio of investments for liquidity purposes and to provide additional earnings. Investment income also bolsters the Bank’s capacity to meet its commitment to affordable housing and community investment, to cover operating expenditures, and to satisfy the Bank’s annual REFCORP assessment. To provide for the availability of funds to meet member credit needs, the Bank maintains a portfolio of short-term investments issued by highly rated institutions, including overnight federal funds, term federal funds, interest-bearing certificates of deposit, and commercial paper. The Bank further enhances interest income by maintaining a longer-term investment portfolio, which includes securities issued by the U.S. government or U.S. government agencies, and MBS that are issued by government-sponsored mortgage agencies or that carry the highest ratings from Moody’s or S&P. The long-term investment portfolio generally provides the Bank with higher returns than those available in the short-term money markets. At December 31, 2005 and 2004, the balances of the Bank’s long-term and short-term investment portfolios were $38.2 billion and $35.1 billion, respectively. The following table sets forth more detailed information regarding the Bank’s long-term and short-term investment portfolio:

	As of December 31,
	2005	2004
	(In thousands)
Short-term investments
Interest-bearing deposits	$254,321	$776,147
Federal funds sold	13,028,500	11,196,500

Total short-term investments	$13,282,821	$11,972,647

Long-term investments
Trading
State or local housing agency obligations	$60,732	$62,794
Other FHLBanks’ bonds	288,731	315,081
GSE debt obligations	4,910,858	5,322,178
Held-to-maturity
State or local housing agency obligations	111,757	125,552
GSE debt obligations	899,650	—
Mortgage-backed securities
GSE	2,508,719	3,062,258
Other	16,019,462	14,104,766
U.S. agency obligations-guaranteed	88,908	124,405

Total long-term investments	$24,888,817	$23,117,034

Finance Board regulations prohibit the Bank from investing in any of the following securities:

•	Instruments such as common stock that represent an ownership interest in an entity, other than stock in small business investment companies or certain investments targeted to low-income people or communities

•	Instruments issued by non-United States entities, other than those issued by United States branches and agency offices of foreign commercial banks

•	Non-investment grade debt instruments, other than certain investments targeted to low-income people or communities and instruments that were downgraded to below an investment grade rating after purchase by the Bank

•	Whole mortgages or other whole loans, other than (1) those acquired under the Bank’s mortgage purchase programs; (2) certain investments targeted to low-income people or communities; (3) certain marketable direct obligations of state, local, or tribal government units or agencies having at least the second highest credit rating from a Nationally Recognized Statistical Rating Organization (“NRSRO”); (4) MBS or asset-backed securities backed by manufactured housing loans or home equity loans; and (5) certain foreign housing loans authorized under section 12(b) of the FHLBank Act

•	Non-U.S. dollar denominated securities.

The Finance Board’s Financial Management Policy for the FHLBank System (the “FMP”) further limits the Bank’s investment in MBS and asset-backed securities by requiring that the total book value of MBS owned by the Bank not exceed 300 percent of the Bank’s previous month-end regulatory capital on the day it purchases the securities. The Bank was in compliance with this requirement at December 31, 2005 and 2004, as shown in the table below (dollars in thousands).

	Total Book Value of MBS Owned by the Bank	Previous Month- End Regulatory Capital	Percentage
December 31, 2005	$18,617,089	$6,288,093	296.07%
December 31, 2004	17,291,429	5,867,080	294.72%

The Bank’s MBS investment practice is to purchase MBS from a select group of Bank approved dealers, which may include “primary dealers.” Primary dealers are banks and securities brokerages that trade in U.S. Government securities with the Federal Reserve System. The Bank does not purchase MBS from its members, except in the case in which a member or its affiliate is a dealer on the Bank’s list of approved dealers. The Bank’s MBS portfolio also does not include investments in MBS issued by other FHLBanks. The total MBS investment balance at December 31, 2005, was $18.6 billion, a $1.3 billion, or 7.7 percent, increase from the 2004 year-end balance of $17.3 billion. The increases in the Bank’s MBS investments were attributable primarily to growth of the Bank’s capital account. The MBS balance at December 31, 2005 included approximately $7.4 billion in MBS issued by three of the Bank’s members and their affiliates with dealer relationships. The MBS balance at December 31, 2004 included $6.8 billion in MBS issued by three of the Bank’s members and their affiliates with dealer relationships. The Bank bases its investment decisions in all cases, including in connection with the purchase of MBS from dealers that are affiliates of members and MBS issued by members or affiliates of members, on the relative rates of return of competing investments and does not consider whether an MBS is being purchased from or issued by a member or an affiliate of a member. In addition, the Bank is prohibited from purchasing any of the following:

•	Interest-only or principal-only stripped MBS, collateralized mortgage obligations (“CMOs”), and real estate mortgage investment conduits (“REMICs”)

•	Residual-interest or interest-accrual classes of CMOs and REMICs

•	Fixed-rate or variable-rate MBS, CMOs, and REMICs that on the trade date are at rates equal to their contractual cap and that have average lives that vary by more than six years under an assumed instantaneous interest-rate change of 300 basis points.

The Bank is subject to credit risk on certain investments. As with members, the Bank continuously monitors the financial condition of investment counterparties to ensure that each counterparty is in compliance with the Bank’s Risk Management Policy (“RMP”) and the Finance Board’s regulations. The Bank’s board of directors reviews financial monitoring reports on a monthly basis.

The Bank periodically invests in the outstanding consolidated obligations issued by other FHLBanks as a part of its investment strategy. The terms of these consolidated obligations are generally similar to the terms of consolidated obligations issued by the Bank. The purchase of these investments is funded by a pool of liabilities and capital of the Bank and is not funded by specific or “matched” consolidated obligations issued by the Bank.

The Bank purchases consolidated obligations issued by other FHLBanks through third-party dealers as long-term liquidity investments to provide a relatively predictable source of liquidity while at the same time maximizing earnings and the Bank’s leveraged capital ratio by allocating a portion of the Bank’s liquidity portfolio to these longer-term investments that typically earn a higher yield than short-term investments such as term federal funds sold. The Bank purchases long-term debt issued by other GSEs for the same reason, and, generally, the rates of return on such other long-term debt are similar to those on consolidated obligations of the same maturity.

In determining whether to invest in consolidated obligations issued by other FHLBanks, the Bank, as in the case of any of its investment decisions, compares the features of such investments, including rates of return, terms of maturity, and overall structure, to alternative permissible uses of available funds for investment, including the repayment of outstanding indebtedness of the Bank. At the time of such investment decision, however, indebtedness of the Bank may not be available for repurchase.

While the Bank seeks to manage its entire portfolio of investments to achieve an overall rate of return in excess of the Bank’s funding costs, certain individual investments, including consolidated obligations issued by other FHLBanks, may have rates of return that are less than the Bank’s cost of funds at the time of purchase as a result of various factors, such as the changing nature of market interest rates and the hedging strategies adopted by the Bank. Although the stated interest rate on any series of consolidated obligations is based in part on the joint and several liability of the FHLBanks, particular series of consolidated obligations may have different structures and remaining maturities and, consequently, different rates of return to investors, including the Bank. The underlying credit risk associated with any such series, however, is the same for all other outstanding series of consolidated obligations, including those issued by the Bank. Normally, at the time of purchase of these investments, the Bank also enters into interest-rate exchange agreements with mirror-image terms to the investments in order to offset price movements in the investment. This hedging helps maintain an appropriate repricing balance between assets and liabilities. These interest-rate exchange agreements are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of Effective Date of FASB Statement No. 133, SFAS No. 138, Accounting for Certain Derivative Instruments and

Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, (“SFAS 133”).

Investment by the Bank in consolidated obligations issued by other FHLBanks is not currently, nor is it anticipated to be, precluded by Finance Board regulations. Finance Board regulations do not impose any express limitation on the ability of the Bank to receive payments on consolidated obligations issued by other FHLBanks in the event that the issuing FHLBank is unable to make such payments itself, and the other FHLBanks, including the Bank, are required to make such payments. 12 CFR Section 966.8(c) does, however, prohibit consolidated obligations from being placed directly with any FHLBank. The Finance Board has issued interpretative guidance on this provision clarifying that the regulation also prohibits purchases from underwriters in an initial offering of consolidated obligations. The Bank does not purchase consolidated obligations issued by other FHLBanks during their period of initial issuance, so the Bank does not expect that this guidance will affect its investment strategy in this regard.

The Finance Board approved a waiver to Section 966.8(c) in December 2005. The Finance Board approved a request by the Office of Finance for the direct placement by an FHLBank of consolidated obligations with another FHLBank to ensure the timely payment by a FHLBank of all the principal and interest due on consolidated obligations on a particular day. The request resulted from an impending revision by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to its daylight overdraft policies. Under the Federal Reserve Board’s new policies, the Federal Reserve System will not make payments on consolidated obligations until it has received sufficient funds from the obligor FHLBank through its fiscal agent, the Office of Finance. The daylight overdraft policy is discussed in more detail in Item 2: “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity.”

The following table sets forth the Bank’s investments in other FHLBank bonds and other GSE securities at December 31, 2005 and 2004.

	As of December 31,
	2005			2004
	Amount	Percent of Total Investments	Weighted Average Coupon	Amount	Percent of Total Investments	Weighted Average Coupon
	(Dollars in thousands)
Other FHLBanks’ bonds	$288,731	1.16%	7.30%	$315,081	1.36%	7.55%
GSE securities
Debt obligations	5,810,508	23.35%	5.15%	5,322,178	23.02%	5.88%
Mortgage-backed securities	2,508,719	10.08%	4.92%	3,062,258	13.25%	5.00%

Debt Financing—Consolidated Obligations

The primary source of funds for the Bank is the sale of debt securities, known as consolidated obligations, in the U.S. and overseas capital markets. Consolidated obligations, consisting of bonds and discount notes, are the joint and several obligations of the FHLBanks, backed only by the financial resources of the 12 FHLBanks. Consolidated obligations are not obligations of the U.S. government, and the United States does not guarantee the consolidated obligations. Moody’s has rated the consolidated obligations Aaa/P-1, and S&P has rated them AAA/A-1+. The Bank, working through the Office of

Finance, is able to customize consolidated obligations to meet investor demands. Customized features can include different indices and embedded interest derivatives. These customized features are offset predominately by interest-rate exchange agreements to reduce the market risk associated with the consolidated obligations.

Although the Bank is primarily liable for its portion of consolidated obligations (i.e., those issued on its behalf), the Bank also is jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on consolidated obligations of all the FHLBanks. If the principal or interest on any consolidated obligation issued on behalf of the Bank is not paid in full when due, the Bank may not pay any extraordinary expenses or pay dividends to, or redeem or repurchase shares of stock from, any member of the Bank. The Finance Board, under 12 CFR Section 966.9(d), may at any time require any FHLBank to make principal or interest payments due on any consolidated obligations, whether or not the primary obligor FHLBank has defaulted on the payment of that obligation.

To the extent that an FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank is entitled to reimbursement from the noncomplying FHLBank. However, if the Finance Board determines that the noncomplying FHLBank is unable to satisfy its obligations, the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding or on any other basis the Finance Board may determine.

Finance Board regulations also state that the Bank must maintain the following types of assets free from any lien or pledge in an aggregate amount at least equal to the amount of the Bank’s portion of the consolidated obligations outstanding:

•	Cash

•	Obligations of, or fully guaranteed by, the United States

•	Secured advances

•	Mortgages that have any guaranty, insurance, or commitment from the United States or any agency of the United States

•	Investments described in Section 16(a) of the FHLBank Act which, among other items, includes securities that a fiduciary or trust fund may purchase under the laws of the state in which the FHLBank is located

•	Other securities that have been assigned a rating or assessment by an NRSRO that is equivalent to or higher than the rating or assessment assigned by that NRSRO to the consolidated obligations (currently Aaa by Moody’s or AAA by S&P).

The following table presents the Bank’s compliance with this requirement as of December 31, 2005 and December 31, 2004.

	Outstanding Debt	Aggregate Unencumbered Assets
	(In thousands)
December 31, 2005	$128,754,088	$141,163,793
December 31, 2004	118,934,600	130,072,525

The Office of Finance has responsibility for facilitating and executing the issuance of the consolidated obligations. It also services all outstanding debt.

Consolidated Bonds. Consolidated bonds satisfy longer-term funding requirements. Typically, the maturity of these securities ranges from one year to 10 years, but the maturity is not subject to any statutory or regulatory limit. Consolidated bonds can be issued and distributed through negotiated or competitively bid transactions with approved underwriters or selling group members. The FHLBanks also use the TAP issue program for fixed-rate, noncallable (bullet) bonds. Under this program, the FHLBanks offer debt obligations at specific maturities that may be reopened daily during a three-month period through competitive auctions. The goal of the TAP program is to aggregate frequent smaller issues into a larger bond issue that may have greater market liquidity.

Consolidated Discount Notes. Through the Office of Finance, the FHLBanks also sell consolidated discount notes to provide short-term funds for advances to members, for the Bank’s short-term investments, and for the Bank’s variable-rate and putable or convertible advance programs. These securities have maturities up to 360 days and are offered daily through a 16-member consolidated discount-note selling group. Discount notes are sold at a discount and mature at par.

The following table shows the net amount of the Bank’s outstanding consolidated bonds and notes. The net amount is described with more particularity in the table summarizing the Bank’s participation in COs outstanding included within Item 2: “Financial Information–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Consolidated Obligations.”

	As of December 31,
	2005	2004
		(Restated)
	(In thousands)
Bonds	$119,174,663	$105,920,803
Discount notes	9,579,425	13,013,797

Total	$128,754,088	$118,934,600

Certification and Reporting Obligations

Under Finance Board regulations, before the end of each calendar quarter and before paying any dividends for that quarter, the president of the Bank must certify to the Finance Board that, based upon known current facts and financial information, the Bank will remain in compliance with applicable liquidity requirements and will remain capable of making full and timely payment of all current obligations (which includes the Bank’s obligation to pay principal and interest on consolidated obligations issued on its behalf through the Office of Finance) coming due during the next quarter. The Bank is required to provide notice to the Finance Board upon the occurrence of any of the following:

•	The Bank is unable to provide the required certification

•	The Bank projects at any time that it will fail to comply with its liquidity requirements or will be unable to meet all of its current obligations due during the quarter

•	The Bank actually fails to comply with its liquidity requirements or to meet all of its current obligations due during the quarter

•	The Bank negotiates to enter into an agreement with one or more other FHLBanks to obtain financial assistance to meet its current obligations due during the quarter.

An FHLBank must file a consolidated obligation payment plan for Finance Board approval upon the occurrence of any of the following:

•	The FHLBank becomes a noncomplying FHLBank as a result of failing to provide the required certification

•	The FHLBank becomes a noncomplying FHLBank as a result of being required to provide the notice described above to the Finance Board, except in the case of a failure to make a payment on a consolidated obligation caused solely by an external event such as a power failure

•	The Finance Board determines that the FHLBank will cease to be in compliance with its liquidity requirements or will lack the capacity to meet all of its current obligations due during the quarter.

The Finance Board permits a noncompliant FHLBank to continue to incur and pay normal operating expenses in the regular course of business. However, a noncompliant FHLBank may not incur or pay any extraordinary expenses, declare or pay dividends, or redeem any capital stock until such time as the Finance Board has approved the FHLBank’s consolidated obligation payment plan or inter-FHLBank assistance agreement or has ordered another remedy, and the noncompliant FHLBank has paid all its direct obligations.

Deposits

The FHLBank Act allows the Bank to accept deposits from its members, from any institution for which it is providing correspondent services, from other FHLBanks, or from other governmental instrumentalities. Deposit programs provide some of the Bank’s funding resources while also giving members a low-risk earning asset that satisfies their regulatory liquidity requirements. The Bank offers several types of deposit programs to its members, including demand, overnight, and term deposits. The following table shows categories of the Bank’s deposits as of December 31, 2005 and 2004:

	As of December 31,
	2005	2004
	(In thousands)
Interest-bearing deposits
Demand and overnight	$4,628,210	$4,896,581
Term	42,775	34,525
Other	520,355	408,679

Interest-bearing deposits	5,191,340	5,339,785
Noninterest-bearing	43,534	72,841

Total deposits	$5,234,874	$5,412,626

To support its member deposits, the FHLBank Act requires the Bank to have as a reserve an amount equal to or greater than the current deposits received from its members. These reserves are required to be invested in obligations of the United States, deposits in eligible banks or trust companies, or advances with maturities not exceeding five years. The following table presents the minimum amount required to be held under this requirement and the amount actually maintained as of December 31, 2005 and 2004.

	Minimum Deposit Reserve Requirement	Actual Deposit Reserves
	(In thousands)
December 31, 2005	$5,234,874	$87,062,735
December 31, 2004	5,412,626	77,727,720

Capital, Capital Rules, and Dividends

On January 30, 2001, the Finance Board published a final rule implementing a new capital structure for the FHLBanks as required by the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”). Each FHLBank was required to implement a new capital structure to replace the subscription capital structure that had been in effect since 1932. After receiving final Finance Board approval, the Bank implemented its new capital plan on December 17, 2004.

Prior to the Bank’s new capital plan, the FHLBank Act required each member to purchase capital stock pursuant to a statutory formula, which was equal to the greater of $500, one percent of its mortgage-related assets, or five percent of its outstanding advances from the Bank. The old capital stock was redeemable by a member following withdrawal or termination of membership upon six months’ notice or, in the Bank’s discretion, if the stock was in excess of the statutory requirement. While the pre-GLB Act version of the FHLBank Act did not prescribe specific capital requirements for the FHLBanks, the Finance Board, by regulation, required each FHLBank to comply with a leverage limit based on a ratio of its capital to its assets. This leverage limit ceased to apply to the Bank once it converted to its new capital structure.

The FHLBank Act, as amended by the GLB Act, imposes minimum leverage and risk-based capital requirements on each of the FHLBanks. Under the FHLBank Act, each FHLBank may issue Class A stock or Class B stock, or both, to its members. This stock must be issued in amounts sufficient to enable each FHLBank to satisfy its new minimum regulatory capital requirements. Pursuant to its capital plan, the Bank issued Class B stock only. Class B stock is redeemable upon five years’ notice, subject to certain conditions.

The new minimum leverage requirements consist of a four percent minimum capital-to-assets ratio and a five percent minimum leveraged capital ratio. In addition, the Bank must maintain permanent capital, defined as the sum of paid-in capital and retained earnings, in an amount equal to or greater than the FHLBank Act’s risk-based capital requirements (“RBC”). RBC is the sum of credit, market, and operating risk capital requirements.

Credit risk capital is the sum of the capital charges for the Bank’s assets, off-balance sheet items, and derivatives contracts. The Bank calculates these charges using the methodology and risk weights assigned to each classification by the Finance Board. Market risk capital is the sum of the market value of the Bank’s portfolio at risk from movement in interest rates, foreign exchange rates, commodity prices, and equity prices that could occur during times of market stress and the amount, if any, by which the market value of total capital is less than

85 percent of the book value of total capital. Operations risk capital is the product of 30 percent multiplied by the sum of the credit risk capital component and the market risk capital component. Finance Board regulations define “total capital” as the sum of the following items:

•	Permanent capital

•	The amount paid-in for Class A stock, if any (the Bank does not issue Class A stock)

•	The amount of the Bank’s general allowance for losses (if any)

•	The amount of any other instruments identified in the Bank’s capital plan and approved by the Finance Board.

The Finance Board’s definition of permanent capital results in a calculation of permanent capital different from that determined in accordance with GAAP, as the Finance Board’s definition uses paid-in capital without adjusting for the effects of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”).

To satisfy these capital requirements, the Bank’s capital plan requires each member to maintain a specified minimum investment in Class B stock of the Bank. The capital plan requires that each member’s minimum stock requirement will be equal to the sum of a “membership” stock component and an “activity-based” stock component. The FHLBank Act and Finance Board regulations require that the minimum stock requirement for members must be sufficient to enable the Bank to meet its minimum leverage and risk-based capital requirements. If necessary, the Bank may adjust the minimum stock requirement from time to time within the ranges established in the capital plan.

The capital plan permits the Bank’s board of directors to set the membership and activity-based stock requirements within a range as set forth in the capital plan. As of the date of this registration statement, the board of directors has established the membership stock requirement at 0.20 percent (twenty basis points) of the member’s total assets, subject to an initial cap of $25 million. The board of directors has established the activity-based stock requirement as the sum of the following:

•	4.50 percent of the member’s outstanding principal balance of advances and

•	8.00 percent of any outstanding targeted debt/equity investment (currently AMPP assets) sold by the member to the Bank on or after December 17, 2004.

The activity-based stock requirement may include a percentage of any outstanding balance of acquired member assets (currently MPF and MPP assets), although this percentage is set at zero.

As of December 31, 2005, the Bank was in compliance with the new minimum leverage and risk-based capital requirements. A description of these requirements, along with an analysis of the Bank’s compliance with them is contained in Item 2: “Financial Information–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Capital.”

Retained Earnings Policy

In 2003, the Finance Board issued guidance to the FHLBanks specifying that each FHLBank should assess, at least annually, the adequacy of its retained earnings in light of alternative possible future financial and economic scenarios. The Finance Board’s guidance specified that these scenarios should include factors such as parallel and non-parallel interest-rate shifts, changes in the basis relationship between different yield curves, and changes in the credit quality of the Bank’s assets. In March 2004, the Bank’s board of directors adopted a retained earnings policy that includes both a target amount of retained earnings and a plan to enable the Bank to reach the target amount of retained earnings. The policy, as amended, is outlined below.

Definitions

The “Target Amount of Retained Earnings” is the amount of retained earnings required, after payment of dividends for the quarter, as of the “Target Date,” which is the end of the current calendar quarter.

The “Actual Amount of Retained Earnings” is the most recent quarter-end balance of retained earnings, as determined under GAAP, increased by 50 percent of forecasted core economic income, as such term is discussed under Item 2: “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Core Economic Income.”

The “Actual Retained Earnings Surplus/Deficiency” is the amount by which the Actual Amount of Retained Earnings is greater than (such excess, a “Surplus”) or less than (such shortfall, a “Deficiency”) the Target Amount of Retained Earnings.

Risk Measures and Limits

The Bank will establish a Target Amount of Retained Earnings sufficient reasonably to mitigate the effect on capital of unanticipated operating and accounting events. The Target Amount of Retained Earnings, which is based on the presumption that the Bank remains a “going concern,” will be the sum of the respective amounts required for each of the following four risk components:

•	Core economic income risk

•	GAAP income risk

•	Operational risk

•	Credit risk.

Quarterly, in conjunction with its review of the dividend declaration, the board of directors or appropriate committee will review each of the following pieces of information:

•	A synopsis of any changes in the calculation methodology for any of the retained earnings risk components

•	An updated computation of the Target Amount of Retained Earnings, including the dollar amount of each risk component

•	Base-case forecasts showing the dividend “payout ratio,” defined as dividends paid divided by core economic income, that will produce the Target Amount of Retained Earnings

•	Base-case forecasts that reflect any alternative dividend rate(s) and payout ratio(s) for that quarter as recommended by management, with the resulting forecasted retained earnings balance as of the Target Date for each dividend rate scenario.

Based on its review of this information, the board of directors shall approve each of the following:

•	A dividend declaration for the quarter that is consistent with achievement or maintenance of the Target Amount of Retained Earnings

•	Any increase or decrease to the Target Amount of Retained Earnings.

The dividend declaration for the quarter must be consistent with the following limits:

•	Whenever an Actual Retained Earnings Surplus exists, the board of directors may declare a dividend in excess of the quarter’s core economic income in order to reduce dividend rate volatility, provided that the amount of the dividend declared does not produce an Actual Retained Earnings Deficiency.

•	If an Actual Retained Earnings Deficiency exists prior to the dividend declaration due to an increase in the calculation of the Target Amount of Retained Earnings, dividend payments shall be consistent with achieving the required Target Amount of Retained Earnings within the next consecutive four quarters.

The board of directors has established the Target Amount of Retained Earnings at approximately $220 million as of November 30, 2005, which the Bank had achieved as of the date of this registration statement.

Dividends

The Bank expects to be able to continue to pay a dividend that is attractive relative to existing interest rates on short-term advances and other relevant benchmarks under the retained earnings policy. Until this registration statement becomes effective, however, the Bank must receive the approval of the Finance Board prior to declaring any dividend. The Bank’s board of directors typically elects to distribute a significant portion of core economic income as dividends to shareholders. As outlined above, core economic income risk is one of the factors the Board considers when establishing the target amount of retained earnings. The Bank will update the target retained earnings balance each quarter to reflect changes in its asset composition. The Bank uses this target, along with forecasted income over the period, to determine the amount of quarterly income necessary to meet this target.

On March 8, 2006, the Finance Board voted to issue a notice of proposed rulemaking, among other matters, requiring the FHLBanks to retain a minimum amount of retained earnings and limiting the amount of excess stock that an FHLBank may allow to remain outstanding. The proposed rulemaking by the Finance Board is subject to the provisions of the Administrative Procedures Act, and the proposed rule will remain open for public comment for 120 days following its publication in the Federal Register. The FHLBanks are not subject to the provisions of proposed rule until such time as the Finance Board adopts a final rule containing these provisions.

Under the proposed rule, the minimum retained earnings requirement would be $50 million plus one percent of all of the FHLBank’s non-advance assets. The proposed rule would limit the dollar amount of any dividend to 50 percent of the FHLBank’s net income, until such time as the FHLBank meets its minimum retained earnings requirement. The proposal also would prohibit an FHLBank from paying any dividend without Finance Board approval if, after meeting its retained earnings requirement, the FHLBank’s retained earnings were to fall below its minimum requirement, until such time as the FHLBank once again meets its minimum requirement. Further, the proposed rule provides that an FHLBank would not be allowed to pay dividends until its net earnings are recorded. Finally, the proposed rule would limit excess stock in any FHLBank to one percent of that FHLBank’s total assets and would prohibit the FHLBanks from issuing dividends in the form of stock. The Bank is currently analyzing the proposed rule to determine the effect it would have, if adopted in its current form, on the Bank’s financial condition and future dividend rate.

Use of Interest-Rate Exchange Agreements

The FMP, Finance Board regulations, and the Bank’s RMP establish guidelines for interest-rate exchange agreements. The Bank is permitted to use interest-rate swaps, swaptions, interest-rate cap and floor agreements, calls, puts, and futures and forward contracts as part of its interest-rate risk management and funding strategies. These policies and regulations prohibit trading in or the speculative use of these instruments and limit permissible credit risk arising from these instruments. The Bank may use derivatives only to manage its interest-rate risk positions, mortgage prepayment risk positions, and foreign currency risk positions.

In general, the Bank uses interest-rate exchange agreements in any one of three ways:

•	By designating them as a fair-value hedge of an underlying financial instrument or a firm commitment

•	By acting as an intermediary between members and the capital markets

•	In asset-liability management, such as a non-SFAS 133 economic hedge.

For example, the Bank uses interest-rate exchange agreements in its overall interest-rate risk management to accomplish one or more of the following objectives:

•	Adjust the interest-rate sensitivity of consolidated obligations to approximate more closely the interest-rate sensitivity of assets, including advances, investments, and mortgage loans

•	Adjust the interest-rate sensitivity of advances, investments, and mortgage loans to approximate more closely the interest-rate sensitivity of liabilities

•	Manage embedded options in assets and liabilities

•	Hedge the market value of existing assets or liabilities

•	Hedge the duration risk of prepayable instruments

•	Reduce funding costs.

The Bank will act as an intermediary for its members that need to enter into interest-rate exchange agreements but have limited or no access to the capital markets. This service of the Bank assists members with asset-liability management by giving them indirect access to the capital markets. These intermediary transactions involve the Bank’s entering into an interest-rate exchange agreement with a member and then entering into a mirror-image interest-rate exchange agreement with one of the Bank’s approved counterparties. The derivative contracts entered into by the Bank as a result of its intermediary activities do not qualify for SFAS 133 hedge accounting treatment and are separately fair valued through earnings. The Bank attempts to earn income from this service sufficient to cover its operating expenses through the minor difference in rates on these mirror-image contracts. The net result of the accounting for these derivative contracts is not material to the operating results of the Bank. The Bank requires both the member and the counterparty to post collateral for any market value exposure that may exist during the life of the transaction.

The following tables present the gross notional amount of new intermediary contracts entered into by the Bank and the gross and net amount of the changes in fair value on such contracts during each period presented.

New Intermediary Contracts

	Years Ended December 31,
	2005	2004
	(In thousands)
Gross notional amount	$292,902	$26,288

Change in Fair Value of Intermediary Contracts

	Years Ended December 31,
	2005	2004	2003
	(In thousands)
Member	$(2,915)	$(2,567)	$(332)
Counterparty	2,837	2,642	640

Net change	$(78)	$75	$308

The Bank may enter into interest-rate exchange agreements concurrently with the issuance of consolidated obligations with embedded options. This approach reduces funding costs because of the difference in option value between the two markets. The strategy of issuing bonds while simultaneously entering into interest-rate exchange agreements also effectively converts fixed-rate liabilities into variable-rate liabilities. Similarly, the Bank may enter into interest-rate exchange agreements in conjunction with the origination of fixed-rate advances to create the equivalent of variable-rate earning assets. This strategy reduces overall market risk exposure, which enables the Bank to offer a wider range of competitively priced advances to its members. The continued attractiveness of such debt depends on price relationships in both the bond market and interest-rate exchange markets. If conditions in these markets change, the Bank may alter the types or terms of the bonds issued.

At December 31, 2005 and 2004, the total notional amount of the Bank’s outstanding exchange agreements was $164.8 billion and $158.9 billion, respectively. The contractual or notional amount of an exchange agreement is not a measure of the amount of credit risk from that transaction. Rather, the notional amount serves as a basis for calculating periodic interest payments or cash flows.

The Bank is subject to credit risk in all derivatives transactions due to potential nonperformance by the derivative counterparty. The Bank reduces this risk by executing derivatives transactions only with highly rated financial institutions. In addition, the legal agreements governing the Bank’s derivatives transactions require the credit exposure of all derivatives transactions with each counterparty to be netted. At December 31, 2005, the Bank had credit risk exposure to 32 counterparties, before considering collateral, in an aggregate amount of $157.2 million. The Bank’s net uncollateralized exposure to these counterparties was approximately $27.6 million at December 31, 2005.

The market risk of derivatives can be measured meaningfully only on a portfolio basis, taking into account the entire balance sheet and all derivatives transactions. The market risk of the derivatives and the hedged items is included in the measurement of the Bank’s duration gap (the difference between the expected weighted average maturities of the Bank’s assets and liabilities). At December 31, 2005, the Bank’s duration gap was 0.3 months. A low positive duration gap means that the Bank’s exposure to rising interest rates is lower than if the duration gap were a higher positive number.

Competition

A number of factors affect demand for the Bank’s advances, including, but not limited to, the cost of other available sources of liquidity for its members, such as brokered deposits and the repurchase market. As a result, the Bank individually competes with other suppliers of wholesale funding, both secured and unsecured. Such other suppliers may include investment banking concerns, commercial banks, and, in certain circumstances, other FHLBanks. Smaller members may have access to alternative funding sources through sales of securities under agreements to repurchase, while larger members may have access to all the alternatives listed. Large members also may have independent access to the national and global credit markets. The availability of alternative funding sources to members can influence significantly the demand for the Bank’s advances and can vary as a result of a number of factors including, among others, market conditions, members’ creditworthiness, and availability of collateral.

The Bank competes with others for the purchase of mortgage loans held for its portfolio. For single-family products, the Bank competes primarily with Fannie Mae and Freddie Mac. Other competitors include large regional and national financial institutions that buy mortgage loans in the secondary market. The Bank competes primarily on the basis of price, products, structures, and services offered.

The Bank also competes with Fannie Mae, Freddie Mac, and other GSEs, as well as corporate, sovereign, and supranational entities, for funds raised through the issuance of unsecured debt in the national and global debt markets. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs or lesser amounts of debt issued at the same cost than otherwise would be the case. In addition, the availability and cost of funds raised through the issuance of certain types of unsecured debt may be affected adversely by regulatory initiatives that tend to reduce investments by certain depository institutions in unsecured debt with greater price volatility or interest-rate sensitivity than fixed-rate, fixed-maturity instruments of the same maturity. Although the available supply of funds has kept pace with the funding needs of the Bank’s members, as expressed through Bank debt issuance, there can be no assurance that this will continue to be the case indefinitely.

In addition, the sale of callable debt and the simultaneous execution of callable interest-rate exchange agreements that mirror the debt have been important sources of competitive funding for the Bank. As such, the availability of markets for callable debt and interest-rate exchange agreements may be an important determinant of the Bank’s relative cost of funds. There is considerable competition among high credit quality issuers in the markets for callable debt and for interest-rate exchange agreements. There can be no assurance that the current breadth and depth of these markets will be sustained.

Regulatory Oversight, Audits, and Examinations

The FHLBanks are entities created under the FHLBank Act whose purpose is to fulfill government objectives related to increasing the flow of credit to home mortgage markets and for community development purposes. The Finance Board, an independent agency in the executive branch of the federal government, regulates the FHLBanks. A five-member board of directors manages the Finance Board. The Secretary of the Department of Housing and Urban Development serves as a director of the Finance Board. The President of the United States appoints the other four directors with the advice and consent of the United States Senate. Appointed directors hold office for terms of seven years and serve on a full-time basis. The President designates one of the four appointed directors to serve as the chairman of the Finance Board. Assessments from the 12 FHLBanks support the Finance Board; no tax dollars or other appropriations support the operations of the Finance Board or the FHLBanks. To assess the safety and soundness of the Bank, the Finance Board conducts annual, on-site examinations of the Bank as well as periodic off-site reviews. Additionally, the Bank is required to submit to the Finance Board monthly financial information on the condition and results of operations of the Bank.

The Finance Board’s primary purpose is to ensure the safety and soundness of the FHLBanks. In addition, the FHLBank Act directs the Finance Board to ensure that the FHLBanks carry out their housing finance mission. To this end, the Finance Board has issued regulations and policies that govern, among other things, the permissible activities, powers, and investments of the FHLBanks; risk-management practices; capital requirements; and the authorities and duties of FHLBank directors and senior management. Certain of these regulations and policies are referred to below or elsewhere in this document.

The Finance Board also has broad enforcement authority over the FHLBanks as outlined in the FHLBank Act and Finance Board regulations.

The Government Corporation Control Act provides that, before a government corporation (which includes the FHLBanks) issues and offers obligations to the public, the Secretary of the Treasury shall prescribe the form, denomination, maturity, interest rate, and conditions of the obligations; the time and manner in which issued; and the selling price. The FHLBank Act also authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations up to an aggregate principal amount of $4 billion. No borrowings under this authority have been outstanding since 1977. The U.S. Department of the Treasury receives the Finance Board’s annual report to the Congress, monthly reports reflecting securities transactions of the FHLBanks, and other reports reflecting the operations of the FHLBanks.

The Bank has an internal audit department, the Bank’s board of directors has an audit committee, and an independent registered public accounting firm audits the annual financial statements of the Bank. The independent registered public accounting firm conducts these audits following generally accepted auditing standards of the United States of America and Government Auditing Standards issued by the Comptroller General. The FHLBanks, the Finance Board, and the Congress receive the Bank’s annual report and audited financial statements. The Bank must submit annual management reports to the Congress, the President of the United States, the Office of Management and Budget, and the Comptroller General. These reports include a statement of financial condition, a statement of operations, a statement of cash flows, a statement of internal accounting and administrative control systems, and the report of the independent registered public accounting firm on the financial statements.

The Comptroller General has authority under the FHLBank Act to audit or examine the Finance Board and the Bank and to decide the extent to which they fairly and effectively fulfill the purposes of the FHLBank Act. Furthermore, the Government Corporation Control Act provides that the Comptroller General may review any audit of the financial statements conducted by an independent registered public accounting firm. If the Comptroller General conducts such a review, he or she must report the results and provide his or her recommendations to the Congress, the Office of Management and Budget, and the FHLBank in question. The Comptroller General also may conduct his or her own audit of any financial statements of the Bank.

On June 23, 2004, the Finance Board approved a rule that required each of the FHLBanks to register a class of its capital stock with the SEC under Section 12(g) of the Exchange Act. Once the Bank becomes registered, the Bank will be required to file quarterly, annual, and other current and periodic reports with the SEC.

On October 26, 2005, the House approved H.R. 1461, the Federal Housing Finance Reform Act of 2005. The legislation would combine the Finance Board and the Office of Federal Housing Enterprise Oversight, which regulates Fannie Mae and Freddie Mac, into a new independent regulatory agency headed by a director appointed by the President to a five-year term. A board would be established to advise the director and would comprise the director, the Secretaries of the Treasury and the Department of Housing and Urban Development, and two members appointed by the President. On July 28, 2005, the Senate Committee on Banking, Housing, and Urban Affairs approved a comparable bill, S. 190, the Federal Housing Enterprise Regulatory Reform Act of 2005. Under the Senate version, the director of the new regulatory agency would serve a six-year term. In addition, instead of having two members appointed by the President as provided in the House bill, the board advising the director would include a single presidential appointment and the Chairman of the Securities and Exchange Commission. As of the date of this registration statement, no floor vote on the bill has been taken in the Senate.

Personnel

As of December 31, 2005, the Bank employed 330 full-time and 9 part-time employees. No collective bargaining unit represents the Bank’s employees and the Bank considers its relationship with its employees to be good.

Taxation/Assessments

Although the Bank is exempt from all federal, state, and local taxation, except for real property taxes, the Bank is obligated to make payments to REFCORP. Congress created REFCORP in 1989 to facilitate the U.S. government’s resolution of failed thrift institutions. The Treasury uses the REFCORP assessments to pay a portion of the annual interest expense on long-term obligations issued to finance a portion of the resolution costs. Principal of those long-term obligations is paid from a segregated account containing zero-coupon U.S. government obligations, which were purchased using funds that Congress directed the FHLBanks to provide for that purpose. Each FHLBank is required to pay to REFCORP 20 percent of its annual income calculated in accordance with GAAP after the assessment for AHP, but before the assessment for REFCORP.

In addition, annually the Bank must set aside for the AHP 10 percent of its regulatory net income, or such prorated sums based upon regulatory net income as may be required to assure that the aggregate contribution of the FHLBanks is not less than $100 million. Regulatory income is defined as GAAP income before interest expense related to mandatorily redeemable capital stock under SFAS 150 and the assessment for AHP, but after the assessment for REFCORP. The Finance Board requires each FHLBank to exclude interest expense related to mandatorily redeemable capital stock from the calculation of its AHP assessment. The AHP and REFCORP assessments are calculated simultaneously due to their interdependence on each other. REFCORP has been designated as the calculation agent for AHP and REFCORP assessments. Each FHLBank provides its net income before AHP and REFCORP to REFCORP, which then performs the calculations for each quarter end. The REFCORP and AHP percentages are established by statute.

The Bank meets its AHP requirements through the programs discussed under “Affordable Housing Program and Community Investment Services” above. The FHLBanks must make REFCORP payments until the total amount of payments actually made is equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) whose final maturity date is April 15, 2030. The Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors used in this calculation. In addition, the Finance Board will shorten or lengthen the period during which the FHLBanks must make payments to REFCORP depending on the actual amount of the payments relative to the referenced annuity.

The FHLBanks use the actual amount of the payments made to determine the amount of the future obligation that has been defeased. The FHLBanks’ aggregate payments through 2005 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the fourth quarter of 2017. The FHLBanks’ aggregate payments through 2005 have satisfied $45 million of the $75 million scheduled payment for the fourth quarter of 2017 and all scheduled payments thereafter. This date assumes that all $300 million annual payments required after December 31, 2005 will be made. The cumulative amount to be paid to REFCORP by the Bank is not determinable at this time because such amount depends on the future earnings of all FHLBanks and interest rates.

For 2005, combined assessments for REFCORP and AHP were the equivalent of a 26.7 percent effective annual income tax rate for the Bank. In 2004, the Finance Board modified the AHP calculation to exclude interest expense for mandatorily redeemable capital stock before charges for AHP but after assessments for REFCORP. Before 2004, assessments for REFCORP and AHP were the equivalent of an effective minimum income tax rate of 26.5 percent for the Bank. Going forward, the Bank expects that the assessments for REFCORP and AHP will be the equivalent of an effective tax rate greater than 26.5 percent if the Bank has interest expense related to mandatorily redeemable capital stock. The combined REFCORP and AHP assessments for the Bank were $126 million, $106 million, and $75 million for the years ended December 31, 2005, 2004, and 2003, respectively.

Item 1A.	Risk Factors.

The following discussion summarizes some of the more important risks that the Bank faces. This discussion is not exhaustive, and there may be other risks that the Bank faces, which are not described below. The risks described below, if realized, could negatively affect the Bank’s business operations, financial condition, and future results of operations and, among other things, could result in the Bank’s inability to pay dividends on its common stock.

The Bank is jointly and severally liable for payment of principal and interest on the consolidated obligations issued by the other 11 FHLBanks.

Each of the FHLBanks relies upon the issuance of consolidated obligations as a primary source of funds. Consolidated obligations are the joint and several obligations of all of the FHLBanks, backed only by the financial resources of the FHLBanks. Accordingly, the Bank is jointly and severally liable with the other FHLBanks for the consolidated obligations issued by the FHLBanks through the Office of Finance, regardless of whether the Bank receives all or any portion of the proceeds from any particular issuance of consolidated obligations.

The Finance Board may by regulation require any FHLBank to make principal or interest payments due on any consolidated obligations at any time, whether or not the FHLBank who was the primary obligor has defaulted on the payment of that obligation. The Finance Board may allocate the liability among one or more FHLBanks on a pro rata basis or on any other basis the Finance Board may determine. Accordingly, the Bank could incur significant liability beyond its primary obligation under consolidated obligations due to the failure of other FHLBanks to meet their obligations, which could negatively affect the Bank’s financial condition and results of operations.

To date, no FHLBank has defaulted on its principal or interest payments under any consolidated obligation, and the Bank has never been required to make payments under any consolidated obligation as a result of the failure of another FHLBank to meet its obligations.

The Bank is subject to a complex body of laws and regulations, which could change in a manner detrimental to the Bank’s operations.

The FHLBanks are government-sponsored entities, organized under the authority of the FHLBank Act, and, as such, are governed by federal laws and regulations as adopted and applied by the Finance Board, an independent agency in the executive branch of the federal government. The Finance Board supervises the Bank and establishes the regulations governing the Bank. From time to time, Congress has amended the FHLBank Act in ways that have affected the rights and obligations of the FHLBanks and the manner in which the FHLBanks carry out their housing finance mission and business operations. New or modified legislation enacted by Congress or regulations adopted by the Finance Board could have a negative effect on the Bank’s ability to conduct business or on the cost of doing business.

Congressional bills were introduced recently that, if they had been enacted, would have had a significant effect on the operation and regulation of the FHLBanks by forming a new regulator for the Bank, combining the Finance Board and the Office of Federal Housing Enterprise Oversight, which regulates Fannie Mae and Freddie Mac. Although there has been no legislation passed during the periods covered by this registration statement that has been materially detrimental to the Bank’s operations, the Bank cannot predict whether Congress will enact legislation similar to that described above or any other new legislation, nor can the Bank predict the effect of any such legislation on the Bank’s operations. Changes in regulatory requirements could result in, among other things, an increase in the FHLBanks’ cost of funding and regulatory compliance, a change in permissible business activities, or a decrease in the size, scope, or nature of the FHLBanks’ lending activities, which could affect the Bank’s financial condition and results of operations.

In addition, the Finance Board recently entered into written supervisory agreements with two FHLBanks, citing, among other issues, inadequate internal controls with respect to these FHLBanks’ mortgage purchase programs. Legislative or regulatory changes to the Bank’s ability to conduct its mortgage loan purchase activities, as a result of recent publicity surrounding GSEs or otherwise, could affect negatively the Bank’s future financial condition and results of operations.

Multidistrict membership could affect the Bank adversely.

On October 3, 2001, the Finance Board solicited comments on the implications for the FHLBank System if the Finance Board permitted institutions to become members of more than one FHLBank. The request was prompted by the submission of several petitions asking the Finance Board to permit a single depository institution involved in an interstate merger transaction to become a member of more than one FHLBank concurrently. A decision by the Finance Board to permit multidistrict membership could affect significantly the business and operations of the Bank and the FHLBank System.

While the issues are complex and unprecedented, it is possible that multidistrict membership would result in greater competition among the FHLBanks. Multidistrict membership also would raise a myriad of operational issues, including, without limitation, each of the following:

•	Whether a single institution would be required to comply with the minimum stock requirements of multiple FHLBanks

•	The extent to which and the means by which members could create competition among the FHLBanks for their business

•	How collateral pledged by a single institution to secure advances should be apportioned among multiple FHLBanks

•	The extent to which a single institution should be permitted to have representation on the boards of directors of multiple FHLBanks.

In response to questions at a Congressional hearing on July 12, 2004, the Chairman of the Finance Board stated that the Finance Board had no plan to act on the issue of multidistrict membership. However, there can be no assurance that the Finance Board or any new regulator of the FHLBanks would continue to be of this position.

Member consolidation may result in a loss of business.

The financial services industry has been experiencing consolidation. This consolidation may reduce the number of potential members in the Bank’s district, resulting in a loss of business at the Bank. Further, the more the Bank’s advances are concentrated in a smaller number of members, the Bank faces increased risk of loss because of a single event, such as the loss of a member’s business due to acquisition by a nonmember.

The Bank may face increased costs or other burdens as a result of the Bank’s registration with the SEC.

On June 23, 2004, the Finance Board approved a rule that required each of the FHLBanks to register a class of its capital stock with the SEC under Section 12(g) of the Exchange Act.

Once the Bank becomes registered, the Bank will be required to file quarterly, annual, and other current and periodic reports with the SEC.

SEC registration poses some uncertainties and risks to the FHLBanks. The Bank will incur additional legal, accounting, and compliance costs associated with its registration with the SEC, its compliance with the Sarbanes-Oxley Act, and its continuing reporting obligations under the Exchange Act. In addition, any required changes in the presentation of the Bank’s financial information as a result of SEC registration could have, or could be perceived to have, an adverse effect on the Bank’s financial condition and results of operations.

Changes in interest rates could affect significantly the Bank’s earnings.

Like many financial institutions, the Bank realizes income primarily from the spread between interest earned on the Bank’s outstanding loans and investments and interest paid on the Bank’s borrowings and other liabilities. Although the Bank uses a number of measures to monitor and attempt to manage changes in interest rates, the Bank may experience “gaps” in the interest-rate sensitivities of its assets and liabilities resulting from both duration and convexity mismatches. The existence of gaps in interest-rate sensitivities means that either the Bank’s interest-bearing liabilities will be more sensitive to changes in interest rates than its interest-earning assets, or vice versa. In either case, if interest rates move contrary to the Bank’s position, any such gap will affect adversely the net present value of the Bank’s interest-sensitive assets and liabilities, which could affect negatively the Bank’s financial condition and results of operations.

The Bank relies upon derivative instruments to reduce its interest-rate risk, and the Bank may not be able to enter into effective derivative instruments on acceptable terms.

The Bank uses derivative instruments to attempt to reduce its interest-rate risk, mortgage prepayment risk, and foreign currency risk. The Bank’s management determines the nature and quantity of hedging transactions based on various factors, including market conditions and the expected volume and terms of advances. As a result, the Bank’s effective use of these instruments depends upon the ability of the Bank’s management to determine the appropriate hedging positions in light of the Bank’s assets, liabilities, and prevailing and anticipated market conditions. In addition, the effectiveness of the Bank’s hedging strategy depends upon the Bank’s ability to enter into these instruments with acceptable parties, upon terms satisfactory to the Bank, and in the quantities necessary to hedge the Bank’s corresponding obligations. If the Bank is unable to manage its hedging positions properly or is unable to enter into hedging instruments upon acceptable terms, the Bank may be unable to manage its interest-rate and other risks, which could affect the Bank’s financial condition and results of operations.

Please refer to the information set forth below under Item 2: “Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operation – Hedging Activities” for a discussion of the effect of the Bank’s use of derivative instruments on the Bank’s net income.

Prepayment risks in mortgage assets could affect earnings.

The Bank invests in both MBS and whole mortgage loans. Changes in interest rates can affect significantly the prepayment patterns of these assets, and such prepayment patterns could affect the Bank’s earnings. The Bank will continue to seek to reduce this prepayment option risk by participating in the issuance of long-term callable and noncallable debt obligations, entering into interest-rate derivative contracts, and rebalancing cash-flow mismatches that occur over time based upon current and expected market conditions. In management’s experience, it is impossible to perfectly hedge prepayment risk in mortgage loans. Therefore, this risk could have an adverse effect on the income of the Bank.

Counterparty credit risk could affect the Bank adversely.

The Bank assumes unsecured credit risk when entering into securities transactions, money market transactions, and derivative contracts with counterparties. The insolvency or other inability of a significant counterparty to perform its obligations under a derivative contract or other agreement could have an adverse effect on the Bank’s financial condition and results of operations. The Bank has never experienced losses resulting from defaults by derivative counterparties.

The Bank uses master derivatives contracts that contain provisions that allow the Bank to net the exposure under all transactions with the counterparty to one amount in order to calculate collateral requirements. At times, the Bank enters into derivative contracts with foreign counterparties in jurisdictions in which it is uncertain whether the netting provisions would be enforceable in the event of insolvency of the foreign counterparty. Although the Bank attempts to monitor the credit rating of all counterparties, it is possible that the Bank may not be able to terminate the agreement with a foreign counterparty before the counterparty would become subject to an insolvency proceeding.

Changes in the Bank’s credit ratings may adversely affect the Bank’s ability to issue consolidated obligations on acceptable terms.

The Bank currently has the highest credit rating from Moody’s and S&P. In addition, the consolidated obligations of the FHLBanks have been rated Aaa/P-1 by Moody’s and AAA/A-1+ by S&P. These ratings are subject to revision or withdrawal at any time by the rating agencies; therefore, the Bank may not be able to maintain these credit ratings.

S&P has assigned five other FHLBanks a negative outlook rating and lowered its long-term counterparty credit rating on three FHLBanks in 2003 and 2004, in each case to AA+ from AAA. S&P had assigned the Bank a negative outlook rating in 2003 but changed its outlook to stable in April 2005. Although the credit ratings of the consolidated obligations of the FHLBanks have not been affected by these actions, similar ratings actions or negative guidance may adversely affect the Bank’s cost of funds and ability to issue consolidated obligations on acceptable terms, which could have a negative effect on the Bank’s financial condition and results of operations.

The Bank’s funding depends upon its ability to access the capital markets.

The Bank’s primary source of funds is the sale of consolidated obligations in the capital markets. The Bank’s ability to obtain funds through the sale of consolidated obligations depends in part on prevailing conditions in the capital markets at that time, which are beyond the Bank’s control. Accordingly, the Bank cannot make any assurance that it will be able to obtain funding on terms acceptable to the Bank, if at all. If the Bank cannot access funding when needed, the Bank’s ability to support and continue its operations would be affected adversely, which would have a negative effect on the Bank’s financial condition and results of operations.

The Bank faces competition for loan demand, which could have an adverse effect on earnings.

The Bank’s primary business is making advances to its members. The Bank competes with other suppliers of wholesale funding, both secured and unsecured, including investment banks, commercial banks, and, in certain circumstances, other FHLBanks. The Bank’s members have access to alternative funding sources, which may offer more favorable terms on their loans than the Bank does on its advances, including more flexible credit or collateral standards. In addition, many of the Bank’s competitors are not subject to the same body of regulation applicable to the Bank, which enables those competitors to offer products and terms that the Bank is not able to offer.

The availability to the Bank’s members of alternative funding sources that are more attractive than those funding products offered by the Bank may decrease significantly the demand for the Bank’s advances. Any change made by the Bank in the pricing of its advances in an effort to compete effectively with these competitive funding sources may decrease the Bank’s profitability on advances. A decrease in the demand for the Bank’s advances or a decrease in the Bank’s profitability on advances would have a negative effect on the Bank’s financial condition and results of operations.

The Bank’s efforts to make advance pricing attractive to members may affect earnings.

The board of directors and management believe that the primary benefits of Bank membership should accrue to borrowing members in the form of low-cost advances. However, any decision to lower advance spreads further in order to gain volume or increase the benefits to borrowing members could result in lower earnings, which could result in lower dividend yields to members.

A decrease in the Bank’s earnings could reduce AHP subsidies to the Bank’s members.

In order to fund its AHP, each FHLBank is required to contribute the greater of (1) 10 percent of its regulatory net income before AHP charges, but after the assessment for the REFCORP and (2) its prorated share of the FHLBank System’s minimum $100 million annual contribution. Obtaining access to the subsidies in the AHP is a significant benefit to the Bank’s members. If the Bank’s earnings were affected adversely for any reason, then the amount of subsidies, an important benefit of membership, would be reduced.

Increased AHP contributions by the Bank could decrease the dividends paid by the Bank to its members.

If the total annual net income of the 12 FHLBanks were to fall below $1 billion, each FHLBank would be required to contribute more than 10 percent of its net income to its AHP to meet the minimum $100 million annual contribution. Increasing the Bank’s AHP contribution in such a scenario would reduce the Bank’s earnings and potentially reduce the dividend paid to members.

An economic downturn or natural disaster in the Bank’s region could affect the Bank’s profitability and financial condition adversely.

Economic recession over a prolonged period or other unfavorable economic conditions in the Bank’s region could have an adverse effect on the Bank’s business, including the demand for Bank products and services, and the value of the Bank’s collateral securing advances, investments and mortgage loans held in portfolio. Portions of the Bank’s region are also subject to risks from hurricanes, tornadoes, floods or other natural disasters. These natural disasters could damage or dislocate the facilities of the Bank’s members, may damage or destroy collateral that members have pledged to secure advances, may affect adversely the viability of the Bank’s mortgage purchase programs or the livelihood of borrowers of the Bank’s members, or could otherwise cause significant economic dislocation in the affected areas of the Bank’s region.

The Bank relies heavily upon information systems and other technology.

The Bank relies heavily upon information systems and other technology to conduct and manage its business. The Bank owns some of these systems and technology, and third parties own and provide to the Bank some of the systems and technology. To the extent that the Bank experiences a failure or interruption in any of these systems or other technology, the Bank may be unable to conduct and manage its business effectively, including, without limitation, its hedging and advances activities. The Bank can make no assurance that it will be able to prevent, timely and adequately address, or mitigate the negative effects of, any such failure or interruption. Any failure or interruption could significantly harm the Bank’s customer relations, risk management, and profitability, which could have a negative effect on the Bank’s financial condition and results of operations.

The Bank may not be able to pay dividends at rates consistent with past practices.

The Bank’s board of directors may declare dividends on the Bank’s capital stock, payable to members, from the Bank’s retained earnings and current income. The Bank’s ability to pay dividends also is subject to statutory and regulatory liquidity requirements. For example, the Bank adopted a retained earnings policy in 2004 to address guidance that the Finance Board had issued to all FHLBanks. The Bank’s retained earnings policy requires the Bank to establish a target amount of retained earnings by considering factors such as market risk, operational risk, and credit risk, all of which may be influenced by events beyond the Bank’s control. Accordingly, events such as changes in interest rates, collateral value, and credit quality of members may affect the adequacy of the Bank’s retained earnings and may require the Bank to reduce its dividends from historical ratios in order to achieve and maintain the targeted amount of retained earnings.

Further, pursuant to an Advisory Bulletin the Finance Board issued in August 2005, until the Bank’s registration statement is effective, the Bank must consult with and receive approval from the Finance Board’s Office of Supervision prior to declaring a dividend. As a result, the Bank’s members could receive lower dividends on their capital stock in the Bank than that experienced historically.

In addition, on March 8, 2006, the Finance Board voted to issue a proposed rule requiring, among other things, each of the FHLBanks to retain a minimum amount of retained earnings. The proposed rule would limit the dollar amount of any dividend to 50 percent of the FHLBank’s net income, until such time as the FHLBank meets its minimum retained earnings requirement. The proposal also would prohibit an FHLBank from paying any dividend without Finance Board approval if, after meeting its retained earnings requirement, its retained earnings were to fall below its minimum requirement, until such time as the FHLBank once again meets its minimum requirement. Further, each FHLBank would not be allowed to pay dividends until its net earnings are recorded. The Bank is currently analyzing the proposed rule to determine the effect it would have, if adopted in its current form, on the Bank’s financial condition and future dividend rate.

Item 2.	Financial Information.

The following selected historical financial data of the Bank should be read in conjunction with the audited financial statements and related notes thereto, and with Item 2: “Financial Information–Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this registration statement. The following data, insofar as it relates to each of the years 2001 to 2005, have been derived from annual financial statements, including the statement of condition at December 31, 2005 and 2004 and the related statements of income and of cash flows for the three years ended December 31, 2005 and notes thereto appearing elsewhere in this registration statement. The selected historical financial data reflects the Bank’s restatement, discussed below. For additional information relating to the restatement, see Note 2 to the 2005 financial statements.

The financial information presented in the following table, and in the financial statements included in this registration statement, is not necessarily indicative of the financial condition, results of operations, or cash flows of any other interim or yearly periods.

Selected Financial Data

	Years Ended December 31,
	2005	2004	2003	2002	2001
		(Restated)	(Restated)	(Restated)	(Restated)
	(Dollars in thousands)
Statements of Condition (at period end)
Total assets	$143,238,888	$134,012,583	$116,034,130	$107,122,073	$97,259,783
Mortgage loans held for portfolio, net	2,859,982	2,215,653	1,756,253	685,616	509,127
Advances	101,285,012	95,867,345	88,149,342	82,244,262	71,818,268
Investments	24,888,817	23,117,034	19,664,964	17,192,439	15,225,656
REFCORP prepayment	—	—	13,452	24,153	13,720
Federal funds sold and interest-bearing deposits	13,282,821	11,972,647	5,533,816	5,769,189	8,674,373
Deposits	5,234,874	5,412,626	4,639,734	5,988,977	5,007,871
Consolidated obligations, net (1)	128,754,088	118,934,600	100,872,455	90,370,487	84,765,937
Affordable Housing Program liability	105,911	86,338	78,391	84,838	81,635
Payable to REFCORP	20,766	8,700	—	—	—
Retained earnings	328,369	216,640	108,927	80,458	38,529
Capital stock - putable	5,753,203	5,225,149	4,920,580	4,496,824	4,126,968

Statements of Income
Net interest income before provision (reversal) for credit losses on mortgage loans	633,707	565,948	527,257	662,812	583,015
Provision (reversal) for credit losses on mortgage loans	17	364	(461)	280	311
Net gain (loss) on derivatives and hedging activities	136,520	(42,208)	(69)	(531,958)	(252,109)
Other income (loss)(2)	(210,614)	(53,011)	(183,434)	291,520	(490)
Other expenses	86,190	69,976	63,041	58,471	56,849
Income before assessments	473,406	400,389	281,174	363,623	273,256
Assessments	126,365	106,328	74,599	96,474	58,603
Income before cumulative effect of change in accounting principle	347,041	294,061	206,575	267,149	214,653
Cumulative effect of change in accounting principle (3)	(2,905)	—	—	—	(52,366)
Net income	344,136	294,061	206,575	267,149	162,287

Return on average equity (4)(7)	5.83%	5.41%	4.30%	6.15%	4.00%
Return on average assets	0.25%	0.24%	0.18%	0.27%	0.17%
Net interest margin (5)	0.46%	0.46%	0.48%	0.67%	0.64%
Total capital ratio (at period end) (6)(7)	4.35%	4.24%	4.34%	4.27%	4.28%
Ratio of earnings to fixed charges	1.11	1.18	1.16	1.17	1.07
Total average equity to average assets (7)	4.26%	4.36%	4.30%	4.32%	4.36%

(1)	The amounts presented are the Bank’s primary obligations on consolidated obligations outstanding. The par amounts of the FHLBank’s outstanding consolidated obligations for which the Bank is jointly and severally liable were approximately $807.1 billion and $749.0 billion at December 31, 2005 and 2004, respectively.

(2)	Other income (loss) includes service fees, net loss on trading securities, and other, net.

(3)	The Bank adopted SFAS 133 as of January 1, 2001, and recorded a net gain of $33.1 million on securities held at fair value and a $85.4 million net loss on derivatives and hedging activities. Effective January 1, 2005, the Bank changed its method of accounting for deferred premiums and discounts on mortgage-backed securities under SFAS No. 91 from the estimated life method to the contractual method.

(4)	Calculated as net income divided by total average equity.

(5)	Net interest margin is net interest income before mortgage loan loss provision as a percentage of average earning assets.

(6)	Total capital ratio is regulatory capital plus retained earnings as a percentage of total assets at year-end. See note 14 to the 2005 Financial Statements for a discussion of regulatory capital and changes made to the Bank’s capital structure.

(7)	The Bank adopted SFAS 150 as of January 1, 2004; prior to this date mandatorily redeemable capital stock was included in capital stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restatement

During the course of the Bank’s registration with the SEC, the Bank identified certain errors with respect to the application of SFAS 133. As a consequence, the Bank has restated its financial statements from the year ended December 31, 2001 through December 31, 2004. Cumulatively for the years ended December 31, 2001 through December 31, 2004, the restatement decreased retained earnings by $35.2 million.

SFAS 133, hedge accounting, and the effect of the loss of hedge accounting are described in greater detail below.

Background: Certain Accounting Concepts Associated with SFAS 133

SFAS 133 requires that all derivatives be carried on the Bank’s balance sheet at fair value and that periodic changes in their fair value be recorded in earnings. If a hedging relationship meets certain criteria specified in SFAS 133, including appropriately documenting compliance with the criteria at the time the hedging relationship is established, then it is eligible for hedge accounting and, for fair- value hedges, the offsetting changes in fair value of the hedged item may be recorded in earnings. The application of hedge accounting generally requires the Bank to evaluate the effectiveness of the hedging relationship on an ongoing basis and to calculate the changes in fair value of the derivative and related hedged item independently. This is known as the “long-haul” method of hedge accounting, which recognizes in income the period-to-period ineffectiveness of the hedging activity. Hedging relationships that meet more stringent criteria qualify for the “short-cut” method of hedge accounting, which allows the company to perform a valuation analysis on the derivative only and to assume that the change in value of the hedged item exactly offsets the change in fair value of the derivative. Therefore, ongoing effectiveness testing is not required and no ineffectiveness is recognized in the income statement.

If a hedging relationship has been recorded using the short-cut method and it is subsequently determined that it was not eligible for that method, the hedging relationship generally loses hedge accounting treatment altogether. This is because the required contemporaneous hedge documentation is deemed insufficient and subsequent effectiveness hedging has not been performed. Even if the hedges have been highly effective and such effectiveness could be verified by analyzing data, and the hedges would have been eligible for the long-haul method if appropriately documented at inception, SFAS 133, as interpreted, generally does not allow retroactive application of the long-haul method. As a result, a company cannot record the changes in market value of both sides of the hedging relationship but must instead recognize in income the market value changes in the derivative only and not in the hedged item. This result can cause volatility in earnings.

Hedging Relationships Associated with Advances and Consolidated Obligations

When the Bank initially adopted SFAS 133 in 2001 and through subsequent periods until the beginning of the registration process with the SEC, the Bank judged that certain highly effective hedging relationships qualified for the “short-cut” method. However, as the interpretation of SFAS 133 has evolved, management has determined that the following three types of hedging relationships did not qualify for the short-cut method.

•	Advances and consolidated obligations containing caps or floors

•	Interest-rate swaps containing fees

•	Zero coupon debt obligations.

Incorrect application of the short-cut method to cap/floor interest-rate swaps.

The Bank engaged in a series of hedging relationships involving the use of interest-rate swaps to hedge advances and consolidated obligations that contained a cap or floor. These hedging relationships with mirror-image cap/floor characteristics resulted in the potential economic consequences of the cap or floor being removed. At their peak, the Bank had approximately $9.6 billion notional amount of these hedging relationships outstanding, which amount has been reduced to approximately $805.0 million notional amount as of December 31, 2005. Management has concluded that these hedging relationships did not qualify for the short-cut method because there was a floor or cap on the variable interest rate of the swap.

This resulted in the loss of hedge accounting for these hedging relationships. This loss results in marking only the derivative to fair value with no offset to the advance or consolidated obligation (a one sided mark), the effect of which resulted in an increase to income before assessments of $89.9 million and $64.3 million for the years ended December 31, 2004 and 2003, respectively. Because these hedging relationships did not qualify as SFAS 133 fair-value hedges, they have been accounted for as economic hedges in the Bank’s restated financial statements. As a result, interest on these derivatives has been reclassified from interest income on advances and interest expense on consolidated obligations to net gain (loss) on derivatives and hedging activities on the Statements of Income. As a result of these reclassifications, interest income on advances was increased by $60.5 million and $115.2 million and interest expense on consolidated obligations was increased by $50.1 million and $63.2 million for the years ended December 31, 2004 and 2003, respectively. The net gain (loss) on derivatives and hedging activities was decreased by a net $10.4 million and $52.0 million for the same periods.

Interest-rate swaps containing fees.

The Bank engaged in a series of hedging relationships using interest-rate swap agreements containing fees, paid either on an up-front or deferred basis. These hedging relationships related primarily to consolidated obligations and the fees were considered a necessary part of the hedging relationship to mirror the concession fees charged by those parties distributing the debt. In order to qualify for short-cut accounting treatment, the fair value of the swap at the inception of the hedging relationship is required to be zero. In 2004, management concluded that these hedging relationships did not qualify for the short-cut method because the fee caused the hedging relationship to fail to meet this requirement. Further, the formula for computing net settlements under the interest-rate swap is required to be the same for each net settlement, and the fact that one payment contained a fee while the others did not cause the hedging relationship to fail to meet this requirement. These hedging relationships have been converted to the long-haul method. Management analyzed the effect of converting these hedging relationships to the long-haul method and determined that the results were not materially different from those obtained using the short-cut method and that it was not necessary to restate prior financial results. For the quarter ended June 30, 2004, the Bank had recorded a cumulative adjustment to net income of $5.35 million (the “Q2-04 Adjustment”), which will reverse in future periods as the hedging relationships mature, and subsequently has recorded these hedging relationships under the long-haul method.

Certain hedging relationships reflected in the Q2-04 Adjustment included cap/floor interest-rate swaps with fees. In light of the restatement for the hedging relationships containing caps and floors, management has removed all cap/floor interest-rate swaps containing fees from the Q2-04 Adjustment and included them with the restatement for other cap/floor hedging relationships. Accordingly, the Q2-04 Adjustment has been recalculated to remove these hedging relationships and now amounts to $5.8 million at June 30, 2004.

Other errors related to the application of SFAS 133.

In the course of its review, the Bank also identified other errors, primarily related to the misapplication of SFAS 133. These include the incorrect application of the shortcut method to hedging relationships involving zero coupon bonds. The Bank at times issues consolidated debt obligations at a discount to their par value, which are considered to have an interest rate of zero. Over the life of the obligation, the Bank recognizes the discount as interest expense. The structure overall is akin to issuing debt with a fixed rate. Management hedges most fixed-rate debt instruments in order to convert them to variable-rate instruments. In order to qualify for short-cut accounting treatment, each interest payment on the hedged instrument must be identical. Management has concluded that these hedging relationships did not qualify for the short-cut method because the one-time payment at the end of the life of the bond caused the hedging relationship to not meet this requirement. These hedging relationships have been converted to the long-haul method. Management analyzed the effect of converting these hedging relationships to the long-haul method and, although the results were not materially different from those obtained using the short-cut method, has restated prior financial results for these hedging relationships as part of the restatement for its cap/floor interest-rate swaps. The effect of the correction of this error was an increase to income of $336 thousand and a decrease to income of $1.1 million for the years ended December 31, 2004 and 2003, respectively.

The Bank also identified certain advances containing embedded derivatives that should have been bifurcated and accounted for separately. The correction of this error resulted in increases of $3.8 million in advances, $8.4 million in derivative assets, $12.0 million in derivative liabilities and $240 thousand in net gain (loss) on derivatives and hedging activities as of December 31, 2003.

The Bank had additional items that were noted during the restatement and were corrected. These items include the following:

•	The Bank corrected its method of amortizing and accreting premiums, discounts, and concessions on consolidated obligation bonds and advance restructures to reflect the level yield method rather than the straight-line method of amortization. The correction for the amortization of the concessions on the consolidated obligation bonds resulted in a decrease to interest expense on consolidated obligations and an increase in other assets of $783 thousand and $685 thousand for the years ended December 31, 2004 and 2003, respectively. The correction for the amortization of the fair-value basis adjustments on modified advances resulted in an increase to other income of $707 thousand and a corresponding reduction of interest income on advances for the year ended December 31, 2004.

•	The Bank corrected an incorrect accrual of postretirement benefits, resulting in a decrease in postretirement benefits expense of $1.1 million as of December 31, 2004.

In addition, the Bank has made the following reclassifications to the balance sheets, statements of condition and the statements of cash flows as part of the restatement:

•	The Bank reclassified assets maintained for the Bank’s supplemental defined benefits plan from cash to other assets to conform to the Bank’s definition of cash and cash equivalents in the amount of $13.2 million as of December 31, 2004.

•	The Bank reduced other assets and other liabilities for a cash payment made in 2004 but recorded in 2005 for the Bank’s supplemental defined benefits plan in the amount of $3.8 million as of December 31, 2004.

•	The Bank reduced other liabilities by $72.8 million and increased noninterest-bearing deposits by $72.8 million to reclassify the Bank’s member pass-through reserves from other liabilities to noninterest-bearing deposits as of December 31, 2004.

•	The Bank increased premises and equipment by $846 thousand and reduced other assets by $846 thousand to reclassify non-software fixed assets to premises and equipment from other assets as of December 31, 2004.

•	The Bank reclassified $22.5 million of the change in fair value of derivatives with up-front or deferred fees from interest expense on consolidated obligations to net gain (loss) on derivatives and hedging activities for the year ended December 31, 2004, resulting in an increase of $22.5 million in net interest margin as of December 31, 2004.

•	The Bank reclassified concession fees paid on consolidated obligation bonds from operating activities to financing activities in the amount of $50.7 million and $98.5 million for the years ended December 31, 2004 and 2003, respectively.

Effect of Restatement on AHP and REFCORP Payments

The restatement resulted in lower cumulative income before assessments as of December 31, 2002 and 2001. On January 25, 2006, the Finance Board issued Advisory Bulletin 06-01 (“AB 06-01”) which provides guidance to those FHLBanks that are required to restate their financial statements in connection with the registration of their equity securities with the SEC. Pursuant to the guidance in AB 06-01, the Bank has recalculated its REFCORP and AHP assessments for the years ended December 31, 2004, 2003, 2002 and 2001 based upon its restated income before assessments for each of those periods. The recalculated amounts have been recorded in the Bank’s restated Statements of Income.

The restated AHP and REFCORP resulted in an increase of $7.4 million and $5.2 million in AHP expense and an increase of $16.7 million and $11.6 million of REFCORP expense for the years ended December 31, 2004 and 2003, respectively.

Comparability between Periods

The loss of hedge accounting for the cap/floor hedging relationships required the Bank to restate its financial results for the periods from January 1, 2001, when SFAS 133 was initially adopted, through the year ended December 31, 2004. As a result, these instruments have been marked to market for each period, and significant volatility has been introduced to the reported financial results. However, the underlying economics of the Bank’s operations and effectiveness of its hedging activities remain unchanged. Management will continue its significant hedging activities in relation to these hedging relationships but will now do so under the long-haul method. Therefore, the accounting volatility contained in the Bank’s restated financial statements, which reflect a loss of hedge accounting for the Bank’s cap/floor hedging relationships, may not be contained in future financial results.

Effects of Restatement

The tables set forth below summarize the effects of the restatement on the Bank’s previously issued Statements of Income. For purposes of these tables, the adjustments to correct the errors related to the application of SFAS 133 and the other errors discussed above have been combined.

See Note 2 to the 2005 financial statements for a further discussion on the effects of the restatement, including the effects on the Bank’s Statements of Condition and Statements of Cash Flows and on the Bank’s retained earnings.

	Statement of Income For the Year Ended December 31, 2004
	As Previously Reported	Amount of Restatement	As Restated
	(In thousands)
Net interest income after mortgage loan loss provision	$529,596	$35,988	$565,584
Other income (loss) and other expense, net	(220,284)	55,089	(165,195)
Income before assessments	309,312	91,077	400,389
Affordable Housing Program	25,376	7,435	32,811
REFCORP	56,789	16,728	73,517

Net income before cumulative effect of change in accounting principle	227,147	66,914	294,061
Cumulative effect of change in accounting principle	—	—	—

Net income	$227,147	$66,914	$294,061

	Statement of Income For the Year Ended December 31, 2003
	As Previously Reported	Amount of Restatement	As Restated
	(In thousands)
Net interest income after mortgage loan loss provision	$474,257	$53,461	$527,718
Other income (loss) and other expense, net	(256,234)	9,690	(246,544)
Income before assessments	218,023	63,151	281,174
Affordable Housing Program	17,798	5,155	22,953
REFCORP	40,047	11,599	51,646

Net income before cumulative effect of change in accounting principle	160,178	46,397	206,575
Cumulative effect of change in accounting principle	—	—	—

Net income	$160,178	$46,397	$206,575

	Statement of Income For the Year Ended December 31, 2002
	As Previously Reported	Amount of Restatement	As Restated
	(In thousands)
Net interest income after mortgage loan loss provision	$509,162	$153,370	$662,532
Other income (loss) and other expense, net	(128,410)	(170,499)	(298,909)
Income before assessments	380,752	(17,129)	363,623
Affordable Housing Program	31,082	(1,398)	29,684
REFCORP	69,936	(3,146)	66,790

Net income before cumulative effect of change in accounting principle	279,734	(12,585)	267,149
Cumulative effect of change in accounting principle	—	—	—

Net Income	$279,734	$(12,585)	$267,149

	Statement of Income For the Year Ended December 31, 2001
	As Previously Reported	Amount of Restatement	As Restated
	(In thousands)
Net Interest Income after mortgage loan loss provision	$500,757	$81,947	$582,704
Other income (loss) and other expense, net	(78,519)	(230,929)	(309,448)
Income before assessments	422,238	(148,982)	273,256
Affordable Housing Program	33,135	(15,104)	18,031
REFCORP	74,555	(33,983)	40,572

Net income before cumulative effect of change in accounting principle	314,548	(99,895)	214,653
Cumulative effect of accounting change in principle	(16,329)	(36,037)	(52,366)

Net Income	$298,219	$(135,932)	$162,287

Internal Control Considerations

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In conjunction with the restatement, the Bank identified a material weakness. The Bank did not maintain effective controls over the classification of derivatives and the valuation of the underlying hedged assets and liabilities, because the Bank incorrectly applied generally accepted accounting principles governing the use of the short-cut accounting method for measuring hedge effectiveness. Specifically, the Bank used the short-cut accounting method for fair value hedging relationships with a floor or cap on the variable interest rate of the swap. This control deficiency resulted in the restatement of the Bank’s 2004 and 2003 financial statements. If left unremediated, this control deficiency could result in a misstatement of the derivative related accounts that would cause a material misstatement of the Bank’s financial statements.

For periods beginning after May 31, 2005, management determined that it no longer would apply the short-cut accounting method to new hedging relationships. Accordingly, as of the date of this registration statement, the Bank believes that it has fully remediated the material weakness described above. In addition, the Bank analyzed each hedging relationship accounted for under the short-cut method by December 31, 2005 to ensure those hedging relationships meet the requirements for use of the short-cut accounting method.

In addition, management has concluded that, as of December 31, 2005, the Bank did not maintain effective controls over the classification of certain cash flows in the statement of cash flows. Specifically, the Bank did not properly classify amounts related to debt issuance costs and customer deposit accounts in the financing activities section of the cash flow statement as required by generally accepted accounting principles. This control deficiency resulted in the restatement of the Bank’s annual financial statements for the years ended December 31, 2004 and 2003. Additionally, this control deficiency could result in a misstatement of the cash flows that would cause a material misstatement of the Bank’s financial statements. Accordingly, management determined that this control deficiency constituted a material weakness.

To address this material weakness, the Bank established a practice for reporting concession payments and customer deposit accounts in the financing activities section of the statement of cash flows. This accounting practice was implemented in March 2005 prior to the completion of the Bank’s audited financial statements, and is reflected in the Bank’s 2005 audited financial statements.

In addition to the changes in practice and reporting described above, the Bank is in the process of implementing changes to strengthen the financial reporting surrounding the statement of cash flows, including additional training and revisions to the other policies and procedures. Management will monitor and test the effectiveness of the changes and practices implemented, as well as other measures that may be implemented in future periods, to determine whether the material weakness described above has been appropriately remediated.

General Discussion

The following discussion and analysis reviews the Bank’s financial condition as of December 31, 2005 and 2004, and results of operations for the years ended December 31, 2005, 2004 and 2003. This discussion should be read in conjunction with the Bank’s audited financial statements and related notes for the year ended December 31, 2005 included in Item 13 of this registration statement.

The Bank’s historical results are not necessarily indicative of the results that may be expected for any future interim or yearly periods.

Executive Overview

General

The Bank is a cooperative whose primary business activity is providing loans, which the Bank refers to as advances, to its members and eligible housing associates. The Bank also purchases single-family mortgage loans from members and multifamily mortgage loan participations from member consortia, maintains its AHP, and provides correspondent banking services to members and eligible nonmembers. FHLBank System consolidated obligations are the principal funding source for Bank assets. The Bank is primarily liable for repayment of consolidated obligations issued on its behalf and is jointly and severally liable for the consolidated obligations issued on behalf of the other FHLBanks. Deposits, other borrowings, and the issuance of capital stock provide additional funding to the Bank.

Operating Characteristics

As a cooperative institution whose shareholders are also the customers for its products and services, the Bank provides financial value to members by minimizing interest rates charged on advances and maintaining a breakeven marginal cost pricing philosophy for noncredit member services. Consequently, the Bank’s return on member equity generally is lower than that normally reported by financial institutions of comparable size.

Management’s operating philosophy focuses on achieving long-term economic benefits for the Bank’s members, as contrasted with achieving particular financial results over the short term.

Factors Affecting Bank Profitability and Financial Performance

The Bank’s revenue historically has consisted primarily of net interest income, which is the difference between

•	The interest income generated on assets, including member advances, mortgage loans and MBS held in portfolio, and other investments, and

•	The interest expense incurred on consolidated obligations, deposits, and other borrowings used to fund the Bank’s assets.

There are significant related items of income and expense reflected in the Bank’s financial statements that arise from management’s hedging activities. These activities are designed to enhance and protect the Bank’s ability to generate net interest income over the long term.

The Bank’s other expenses historically have consisted primarily of the following:

•	Payments to fund the Bank’s AHP, equal to 10 percent of the Bank’s annual regulatory net income after the REFCORP assessment

•	Payments to satisfy the Bank’s annual REFCORP assessment, equal to 20 percent of the Bank’s net income, after giving effect to AHP payments

•	Salaries, benefits, and associated payroll costs

•	Occupancy and equipment rental costs

•	Other operating costs, which include information technology, disaster-recovery, legal, and insurance costs.

As a result of the Bank’s being required to register its capital stock with the SEC and becoming subject to certain of the reporting and corporate governance requirements associated with that registration, the Bank’s expenses for future periods will include the costs associated with this registration, reporting, and compliance. Management does not expect these expenses to be material to the Bank’s operations.

The Bank’s profitability is determined primarily by three factors: the amount of total earning assets, the interest spread between the yield on those assets and the cost of liabilities required to fund earning assets, and the general level of market interest rates. Interest rates affect Bank profitability because the Bank generally maintains a relatively close relationship between the duration of its assets and the duration of its liabilities and uses capital to fund earning assets with relatively short average maturities. Because capital is noninterest-bearing, its investment provides an increasingly favorable effect on net income as interest rates rise. The Bank does not attempt to increase profit margins on advance products or impose higher fees for noncredit services in order to mitigate the negative net income effect of declining interest rates on asset balances.

Management’s goal is to achieve financial performance that enables the Bank to pay a dividend on member capital stock investments that is attractive relative to current interest rates on short-term advances and other benchmarks considered relevant.

2005 saw the worst hurricane season on record. The Bank, however, had limited geographic exposure to the hurricanes and neither the Bank’s operations, collateral, nor mortgage loans held in portfolio were affected materially.

Industry Outlook

During 2005, financial markets continued a trend of rising short-term rates while long-term rates remained relatively unchanged. A higher interest-rate environment resulted from stronger U.S. economic growth, modest gains in the equity market, and significantly higher commodity prices. The Federal Reserve Board, through its Federal Open Market Committee (“FOMC”), continued a more restrictive monetary policy. The FOMC increased the target overnight federal funds rate eight times during 2005, resulting in a federal funds rate of 4.25 percent at the end of 2005 compared with 2.25 percent at the beginning of the year. These increases caused bond prices to decline, although this decline was somewhat less than normally might have been expected due to significant investor demand for longer-term assets. Average yields on five-year U.S. Treasury securities during 2005 were approximately 62 basis points higher than their 2004 average, while average 10-year Treasury yields were approximately 2 basis points higher. The current outlook for 2006, according to industry economic forecasts, calls for modest FOMC activity with a target federal funds rate of 4.75 percent to 5.00 percent by year-end.

U.S. housing market trends and member wholesale funding requirements influence advance demand. The housing sector remained strong during 2005 as consumers took advantage of relatively low interest rates and a significant increase in interest-only and pay-option mortgage products. The Bank continued to benefit as member institutions were more likely to retain these shorter-average-life mortgages on their balance sheets and use related advance funding. Management expects this trend to moderate in 2006 as interest rates continue to rise and consumers move toward longer-term mortgage products.

Outlook for Results of Operations

Management expects that the Bank will continue to provide attractive financial products across a wide range of business, financial, and economic environments while also generating competitive returns for members. Two factors, however, could affect the Bank’s ability to meet these expectations.

The first factor affecting the Bank is the increased competition from alternative wholesale funding products. The rapid increase in the amount of brokered certificates of deposit and wholesale repurchase agreements has reduced the demand for traditional advance products. This increased competition may result in narrower advance margins as the Bank responds to these alternative products.

The second factor relates to interest rates. The Bank’s earnings performance tends to follow the direction of market interest rates with only a short timing lag. The Bank generally maintains a positive duration of equity, which means that liabilities reprice more frequently than assets. Consequently, increases in interest income lag increases in interest expense when rates rise, which decreases the Bank’s earnings. However, because the Bank’s duration of equity is relatively short (typically one to three years), this unfavorable factor is short-lived and soon is offset by repricing assets at higher interest rates. At the same time, the Bank reinvests equity capital at higher rates of interest. The net effect of maintaining a short duration of equity and reinvesting equity capital at higher rates is that earnings trends upwards as rates rise. The opposite occurs as rates fall.

In addition, the relationship between short- and long-term interest rates affects the Bank’s profitability. The two most unfavorable interest-rate scenarios are (1) a dramatic rise in short-term rates coupled with a modest or no increase in long-term rates and (2) a dramatic decrease in long-term rates coupled with little change in short-term rates. If the first scenario were to persist for an extended time, it would decrease significantly the spread between the Bank’s ROE and LIBOR because the Bank would be required to reinvest cash flows from mortgage-related investments at similar long-term interest rates. The second scenario would be expected to result in significant mortgage prepayments and a related increase in expense recognized from mortgage premium amortization along with lower investment yields.

Management does not expect any significant changes in the overall components of the balance sheet in 2006, with modest growth in the Bank’s advance and MPP portfolios. These modest increases should not have a material effect on the Bank’s risk position.

Management expects to continue to use interest-rate derivatives to hedge the Bank’s MBS and MPP portfolios. These derivatives assist in mitigating interest-rate and prepayment risk. However, to the extent that they do not qualify for hedge accounting treatment under SFAS 133, their use could result in earnings volatility as reported on a GAAP basis. Management also uses derivative instruments to hedge other macro-level risks that do not qualify for hedge accounting treatment under SFAS 133. However, management seeks to contain the magnitude of mark-to-market adjustments by limiting the use of derivative instruments to hedge macro-level risks. Alternatively, management uses cash market liabilities that are not subject to mark-to-market requirements.

Management strives to maintain relatively low operating expense ratios, consistent with a wholesale banking structure, without sacrificing adequate systems and staffing. Operating expenses as a percent of assets should remain stable over the next few years, as any increases in such expenses should be offset by increases in total assets. Operating expenses on an absolute basis should increase moderately due to increased staffing to comply with SEC registration and the relevant provisions of the Sarbanes-Oxley Act of 2002. These increases should not have a material adverse effect on the Bank’s financial performance.

Results of Operations

The following discussion and analysis review the Bank’s results of operations for the years ended December 31, 2005, 2004, and 2003.

For the Years Ended December 31, 2005, 2004, and 2003

Statements of Income

The following table sets forth the Bank’s significant income items for the years ended December 31, 2005, 2004, and 2003 and provides information regarding the changes during each of these periods.

	Net Income, Return on Equity, Interest-rate Spread
	Years Ended December 31,		Increase/ (Decrease) 2005/2004	Increase/ (Decrease) % 2005/2004	Year Ended December 31, 2003	Increase/ (Decrease) 2004/2003	Increase/ (Decrease) % 2004/2003
	2005	2004
		(Restated)			(Restated)
	(Dollars in thousands)
Net interest income	$633,707	$565,948	$67,759	11.97	$527,257	$38,691	7.34
Other income (loss)	(74,094)	(95,219)	21,125	22.19	(183,503)	88,284	48.11
Other expense	86,190	69,976	16,214	23.17	63,041	6,935	11.00
Total assessments	126,365	106,328	20,037	18.84	74,599	31,729	42.53
Net income	344,136	294,061	50,075	17.03	206,575	87,486	42.35
Return on equity (1)	5.83%	5.41%	0.42	7.76	4.30%	1.11	25.81
Yield on average earning assets	3.67%	2.26%	1.41	62.39	2.12%	0.14	6.60
Cost of average interest bearing liabilities	3.39%	1.92%	1.47	76.56	1.78%	0.14	7.87
Interest-rate spread (2)	0.28%	0.34%	(0.06)	(17.65)	0.34%	—	—

(1)	The Bank adopted SFAS 150 as of January 1, 2004; prior to this date mandatorily redeemable capital stock was included in capital stock.

(2)	Interest-rate spread is defined as the difference between the average interest rate on earning assets and the average interest rate on interest-bearing liabilities.

Net Income. The Bank’s net income for 2005 was $344.1 million, compared with $294.1 million for 2004 and $206.6 million for 2003. The $50.0 million increase in net income in 2005 was related to the following:

•	An increase in interest income on advances of $1.9 billion resulting from higher interest rates

•	An increase in income on long-term investments of $173.5 million resulting from an increase in the volume on these investments

•	An increase in income on mortgage loans of $34.5 million due to volume increases

•	An increase in income on federal funds sold of $165.6 million resulting from an increase in the rate on these investments

•	An increase in income on interest-bearing deposits in banks of $20.3 million due to increased rates

•	An increase in other income of $21.1 million primarily as a result of adjustments due to SFAS 133 and SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”).

These increases were partially offset by the following:

•	An increase in interest expense of $2.2 billion, primarily in COs, resulting from an increase in the rates the Bank paid on them

•	An increase in non-interest expense of $36.3 million, resulting primarily from increased REFCORP and AHP assessments, as well as increased operating expenses

•	A decrease in net interest spread of six basis points

•	A decrease in prepayment fees of $18.5 million.

The $87.5 million increase in net income between 2004 and 2003 primarily was due to the following:

•	An increase in interest income on advances of $226.8 million resulting from higher advance balances and higher interest rates

•	An increase in income on long-term investments of $170.8 million resulting from an increase in the volume of investments during this time period

•	An increase in income on mortgage loans of $35.3 million

•	An increase in income on federal funds sold of $22.4 million resulting from an increase in the volume of these investments

•	An increase in other income of $88.3 million primarily as a result of adjustments due to SFAS 133 and SFAS No. 115.

•	An increase in prepayment fees of $6.9 million.

These increases partially were offset by the following:

•	An increase in interest expense of $408.9 million, primarily in COs, resulting from an increase in both the volume of COs and the rates the Bank paid on them

•	An increase in non-interest expense of $38.7 million, resulting primarily from increased REFCORP and AHP assessments.

These items are discussed in greater detail below.

The following table presents changes in the components of the Bank’s earnings for the past three years:

Changes in Earnings Components

	2005 vs. 2004	2004 vs. 2003
	(Restated)	(Restated)
	(In thousands)
Increase (decrease) in:
Total interest income	$2,235,352	$447,579
Total interest expense	2,167,593	408,888

Net interest income before loan loss provision	67,759	38,691
Provision (reversal) for credit losses	(347)	825

Net interest income after loan loss provision	68,106	37,866

Service fees	531	58
Net (loss) gain on trading securities	(158,348)	130,371
Net gain (loss) gain on derivatives and hedging activities	178,728	(42,139)
Other, net	214	(6)

Total non-interest income	21,125	88,284

Operating expenses	13,748	8,672
Finance Board and Office of Finance expenses	1,518	573
Other	948	(2,310)

Total other expenses	16,214	6,935

Affordable Housing Program	6,794	9,858
REFCORP	13,243	21,871

Total assessments	20,037	31,729

Cumulative effect of change in accounting principle	(2,905)	—
Net income	$50,075	$87,486

For 2005, the Bank had a return on equity of 5.83 percent. The Bank’s return on equity during 2004 was 5.41 percent, compared with a return of 4.30 percent for 2003. The increase in the Bank’s 2005 return was due to a slight improvement in the margin earned on advances and the return on the Bank’s capital. The increase in 2004 resulted primarily from a slightly higher capital balance.

Net Interest Income. The primary source of the Bank’s earnings is net interest income, which is the interest earned on assets, including member advances, mortgage loans and MBS held in portfolio, and other investments, less the interest expense incurred on COs, deposits, and other borrowings used to fund these assets. Changes in interest rates significantly affect net interest income because interest rates affect not only the cash flows directly related to interest payments but also the speed at which earning assets may prepay before their maturity dates. Net interest income also includes miscellaneous related items such as prepayment fees earned and debt issuance discounts.

Management generally uses derivative instruments to hedge net interest income, with a primary goal of stabilizing the interest-rate spread over time and mitigating interest-rate risk and cash-flow variability. As discussed below, hedging-related activities can cause certain items of income and expense to be reported as a component of other income instead of net interest income. Further, the application of SFAS 133, discussed below, requires the Bank to fair value derivatives on a current basis, which increases the volatility of reported net income results.

Hedging Activities

If a hedging activity qualifies for hedge accounting treatment under SFAS 133, the Bank includes the related interest income or interest expense of the hedging instrument in the relevant income statement caption consistent with the hedged asset or liability. In addition, the Bank reports as a component of other income the fair values of both the hedging instrument and the hedged item. If the hedging relationship is discontinued, the Bank will cease marking the hedged item to fair value and will continue amortizing the cumulative fair-value adjustment that has occurred as a part of the hedge as interest income or interest expense over the life of the hedged asset or liability.

If a hedging activity does not qualify for hedge accounting treatment under SFAS 133, the Bank reports the derivative’s components of interest income or interest expense, together with the effect of the fair valuation, as components of other income. However, there is no corresponding fair-value adjustment for the hedged asset or liability.

In summary, SFAS 133 requires the Bank to record all derivatives at fair value and to recognize in the then current period unrealized losses or gains on derivative instruments, regardless of whether offsetting gains or losses applicable to the underlying hedged assets or liabilities may be recognized in a symmetrical manner. Therefore, SFAS 133 introduces the potential for the income statement to reflect considerable timing differences between the current market valuation of hedging instruments and the delayed effect from related hedged assets or liabilities (which are often reflected as components of interest income or interest expense over time). Furthermore, the effect of certain hedging relationships using derivatives is spread throughout the income statement into captions other than net interest income.

The table below outlines the overall effect of hedging activities on net interest income- and other income-related results for the years ended December 31, 2005, 2004, and 2003:

	Net Interest Income and Other Income Years Ended December 31,
	2005	2004	2003
		(Restated)	(Restated)
	(In thousands)
Net interest income	$633,707	$565,948	$527,257

Interest components of hedging activities included in net interest income:
Hedged advances	$(290,934)	$(1,427,847)	$(1,714,417)
Hedged consolidated obligations	74,478	1,212,813	1,536,410
Hedging-related amortization	(35,469)	9,960	85,763

Net reduction in net interest income	$(251,925)	$(205,074)	$(92,244)

Interest components of derivative activity included in other income:
Purchased options	$10,169	$24,213	$46,812
Synthetic macro funding	(13,674)	(21,788)	(68,011)
Trading securities	(129,967)	(211,211)	(192,907)
Other	124	103	48

Net decrease in other income	$(133,348)	$(208,683)	$(214,058)

Hedged Advances and Hedged Consolidated Obligations. Management generally uses hedging instruments to, in essence, change fixed interest rates into variable interest rates for advances and COs, which, during recent periods, initially were usually lower than fixed rates. However, as the interest-rate environment changes over time, the variable interest rates may increase above the fixed interest rate existing at the time the hedge was established. The hedging activities generally use interest-rate swaps to convert the interest rates on both advances and COs to a short-term interest rate, usually based on LIBOR.

When this type of hedging relationship qualifies for hedge accounting treatment under SFAS 133, the interest components shown above are included in net interest income. The combined result of these activities on interest income and interest expense may increase or decrease net interest income. Because the purpose of management’s hedging activities is to protect the interest-rate spread related to net interest income from interest-rate risk, the absolute increase or decrease for either interest income from advances or interest expense on COs is not as important as the relationship of the various hedging activities to overall net interest income and the interest-rate spread. The effect of such hedging activities varies from year to year, depending on interest-rate movements and the amount of the Bank’s hedging activity.

The above table evidences that, due to hedging activities, net interest income decreased by $251.9 million in 2005, by $205.1 million in 2004, and by $92.2 million in 2003. These net effects are due to the interplay between short-term interest rates and the underlying contractual interest rates for the advances and consolidated obligations being hedged. The general trends of short-term interest rates over the last three years have been characterized as overall stability in 2003 and increasing rates in 2004 and 2005. The following section entitled “Analysis” and the related table labeled “Spread and Yield Analysis” highlight that management’s hedging activities generally resulted in a fairly stable interest-rate spread during this period of fluctuating interest rates. The table also displays the resulting yield from advances and the cost of consolidated obligations including related hedging activities.

Hedging-Related Amortization. If a hedging relationship is discontinued, the Bank will cease marking the hedged item to fair value and will continue amortizing the cumulative fair-value adjustment that has occurred as a part of the hedge as interest income or interest expense over the remaining life of the associated hedged item. The associated derivative will continue to be marked to fair value through earnings until it matures or is terminated. Therefore, the amount and nature of the fair-value adjustment may change dramatically from period to period, depending on the mix of hedging strategies, the amortization periods of various items, and whether the amortization is associated predominately with assets or liabilities.

The amounts reflected in the table above for the following items must be considered in conjunction with the discussion set forth below under Other Income.

Purchased Options. This component relates to hedging activities in which the Bank generally has paid in advance for protection against future interest-rate movements, but which generally do not qualify for hedge accounting treatment under SFAS 133. Often these activities are used to hedge exposure to prepayment activity in the mortgage loan portfolio. Generally, one would expect that these hedging actions would result in an expense over time because the Bank is purchasing protection. However, if conditions arise that are favorable for exercising the option, the benefit of increased income or reduced expense can be significant. The above table shows that the amount of benefit derived from purchased option activity was $10.2 million in 2005, due to an increase in interest rates that resulted in an increase in the market value of these positions. Since these options are derivatives, both changes in fair value and any related interest income or interest expense components are recognized currently in the income statement as a component of other income.

Synthetic Macro Funding. This component relates to activities in which the Bank uses derivatives to create a profile similar to that of having longer-term debt outstanding than the actual underlying debt. Because there is only the existing short-term debt and longer-term debt outstanding, these activities are called “synthetic.” Consequently, these activities do not qualify for hedge accounting treatment under SFAS 133 because they do not have a direct link to a hedged item and are considered economic hedges. These structures contain a derivative, and therefore changes in the fair value of the derivative are recognized in the income statement as a component of other income. The table above reflects the interest component, which normally is an expense over time and which has increased as long-term interest rates have increased slightly.

Trading Securities Hedging. Owned securities characterized as trading securities in the statement of condition are reported at fair value under SFAS 115. Net interest income includes the interest earned on these securities, which was $316.9 million, $287.9 million, and $244.9 million for the years ended December 31, 2005, 2004, and 2003, respectively. Changes in the fair value of these securities are reported as a separate component of other income. Also, as previously discussed, management hedges the Bank’s exposure to these fair-value fluctuations, but the hedging activity does not qualify for hedge accounting treatment under SFAS 133. Since the hedge is intended to mirror the trading security, the interest component of the hedging instrument is reported in other income and partially offsets the amount of interest income earned on the trading securities because one side of the derivative will mirror the interest received on the trading security with interest paid on the swap, while the other side will provide the interest received on the derivative (which is a variable rate representing LIBOR plus a spread). The hedging strategy for the trading securities is to swap them into variable-rate instruments. The effect of this synthetic variable-rate instrument can be seen by combining the interest received on the security with the net amount paid or received on the derivative. Through hedging activities, the yield on trading securities is targeted to correlate with short-term interest rates. The tables in the Other Income section presented below disclose the hedging of the mark-to-market adjustments for trading securities. The Other Income caption also includes the fair-value adjustment from the interest-rate swaps used to hedge the trading securities. Changes in these adjustments normally occur due to changes in the spread relationships between government agency securities and the swap curve.

Analysis

Three factors contributed to the six basis point decrease in interest-rate spread between 2005 and 2004. The first factor relates to the use of economic hedging of trading securities and, to a lesser extent, economic hedging of COs and advances. In hedging relationships that do not qualify as hedges under SFAS 133, all income and expense, including interest income or interest expense, are recorded in other income, as opposed to net interest income, as discussed in the Hedging Activities section of this document. Recording the Bank’s economic hedges in this manner resulted in an increase to net interest income of $208.7 million for 2004 and an increase to net interest income of only $133.3 million for 2005. This $75.4 million reduction negatively affected the interest-rate spread for the respective periods.

The second factor affecting the interest-rate spread relates to the fact that prepayment fees on advances are considered to be a part of net interest income. This means that fluctuations in prepayment fees between periods affect the interest-rate spread. Prepayment fees were $18.5 million lower for 2005 as compared to 2004. These decreases negatively affected interest-rate spread between the periods.

A final factor in the reduction in interest-rate spread was the increase in interest expense of $8.2 million for 2005, compared with 2004, due to the reclassification of mandatorily redeemable stock from equity to a liability and the associated reclassification of the dividend on that stock to interest expense. This reclassification was effected as of January 1, 2004 in conjunction with the implementation of SFAS 150.

In 2005, the Bank’s average earning asset balance was $136.4 billion. The Bank’s average earning asset balance during 2004 was $122.8 billion, compared with a $109.5 billion average balance during 2003. The net interest spread between the yield on average earning assets and the cost of average interest-bearing liabilities during each of 2005, 2004, and 2003 was 28 basis points, 34 basis points, and 34 basis points, respectively. In 2005, there was a decrease of six basis points in the spread between average asset yields and average liability costs.

However, balance sheet growth resulted in a $67.8 million increase in net interest income. Balance sheet growth resulted in a $38.7 million increase in net interest income in 2004 when compared to 2003.

Net Interest Income and Interest-rate Spread Analysis

	For the Years Ended December 31,
	2005	2004	2003
		(Restated)	(Restated)
	(Dollars in thousands)
Average earning assets	$136,425,242	$122,809,964	$109,521,652
Interest income	5,006,802	2,771,450	2,323,871
Yield on average earning assets	3.67%	2.26%	2.12%
Average interest-bearing liabilities	$128,928,289	$114,802,946	$101,086,114
Interest expense	4,373,095	2,205,502	1,796,614
Cost of interest-bearing liabilities	3.39%	1.92%	1.78%
Net interest spread	0.28%	0.34%	0.34%
Net interest income	$633,707	$565,948	$527,257

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume multiplied by the previous rate, while rate change is the change in rate multiplied by the previous volume. The rate/volume change, change in rate multiplied by change in volume, is allocated between volume change and rate change at the ratio each component bears to the absolute volume of its total.

The following table presents a comparison of changes in interest income and interest expense resulting from volume and rate changes between the years ended December 31, 2005 and 2004 and between the years ended December 31, 2004 and 2003. The table illustrates that increases in the Bank’s net interest income was primarily volume-driven for each of the years ended December 31, 2005 and 2004.

	2005 vs. 2004			2004 vs. 2003
	Volume	Rate	Increase (Decrease)	Volume	Rate	Increase (Decrease)
		(Restated)			(Restated)
	(Dollars in thousands)
Increase (decrease) in interest income:
Federal funds sold	$25,430	$140,165	$165,595	$13,809	$8,617	$22,426
Long-term investments	159,045	14,428	173,473	146,357	24,427	170,784
Interest-bearing deposits in banks	4,008	16,277	20,285	(19,195)	4,740	(14,455)
Advances	144,891	1,696,451	1,841,342	163,679	70,013	233,692
Mortgage loans held for portfolio	33,045	1,503	34,548	39,494	(4,225)	35,269
Loans to other FHLBanks	(7)	116	109	(180)	43	(137)

Total	366,412	1,868,940	2,235,352	343,964	103,615	447,579

Increase (decrease) in interest expense:
Demand and overnight deposits	(951)	79,077	78,126	(11,203)	11,460	257
Term deposits	(71)	551	480	188	75	263
Other interest-bearing deposits	4,805	9,648	14,453	32	696	728
Short-term borrowings	37,813	113,032	150,845	17,177	11,162	28,339
Long-term debt	254,583	1,648,756	1,903,339	249,010	118,141	367,151
Other borrowings	3,570	16,780	20,350	8,156	3,994	12,150

Total	299,749	1,867,844	2,167,593	263,360	145,528	408,888

Increase (decrease) in net interest income	$66,663	$1,096	$67,759	$80,604	$(41,913)	$38,691

The following table presents average balances and yields on major earning asset categories and the funding sources for those earning assets for the years ended December 31, 2005, 2004, and 2003. Trading securities are included in the average balances of the “Long-term investments” category. Even though the securities are classified as trading at inception, the Bank has no intent or obligation to trade them. The table also presents spreads between yields on total earning assets and the cost of interest-bearing liabilities and spreads between yields on total earning assets and the cost of total funding sources (interest-bearing liabilities plus capital, plus other interest-free liabilities that fund earning assets). As the table demonstrates, for the year ended December 31, 2005, the increase in the portion of total interest-bearing assets funded with noninterest-bearing capital contributed to an increase in the Bank’s net interest income.

Spread/Yield Analysis

	Year ended December 31,
	2005			2004			2003
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Restated)			(Restated)			(Restated)
	(Dollars in thousands)
Assets
Federal funds sold	$7,150,815	$240,079	3.36%	$5,601,302	$74,484	1.33%	$4,507,567	$52,058	1.15%
Interest-bearing deposits in banks (1)	987,852	31,179	3.16%	761,600	10,894	1.43%	2,169,846	25,349	1.17%
Long-term investments	24,079,003	1,164,651	4.84%	20,786,891	991,178	4.77%	17,705,055	820,394	4.63%
Advances	101,557,050	3,439,064	3.39%	93,673,471	1,597,722	1.71%	83,939,263	1,364,030	1.63%
Mortgage loans held for portfolio (2)	2,644,338	131,630	4.98%	1,980,052	97,082	4.90%	1,179,338	61,813	5.24%
Loans to other FHLBanks	6,184	199	3.22%	6,648	90	1.35%	20,583	227	1.10%

Total earning assets	136,425,242	5,006,802	3.67%	122,809,964	2,771,450	2.26%	109,521,652	2,323,871	2.12%

Allowance for credit losses on mortgage loans	(816)			(580)			(543)
Other assets	2,057,411			1,695,124			2,034,280

Total assets	$138,481,837			$124,504,508			$111,555,389

Liabilities and Capital
Demand and overnight deposits	$4,183,699	132,848	3.18%	$4,256,418	54,722	1.29%	$5,231,119	54,465	1.04%
Term deposits	33,754	1,081	3.20%	37,816	601	1.59%	25,408	338	1.33%
Other interest-bearing deposits	592,818	18,943	3.20%	344,244	4,490	1.30%	341,366	3,762	1.10%
Short-term borrowings	7,157,524	224,226	3.13%	5,123,013	73,380	1.43%	3,832,558	45,041	1.18%
Long-term debt	115,784,817	3,957,816	3.42%	104,040,802	2,054,477	1.97%	91,170,731	1,687,326	1.85%
Other borrowings	1,175,677	38,181	3.25%	1,000,653	17,832	1.78%	484,932	5,682	1.17%

Total interest-bearing liabilities	128,928,289	4,373,095	3.39%	114,802,946	2,205,502	1.92%	101,086,114	1,796,614	1.78%

Noninterest-bearing	75,153			58,290			62,343
Other liabilities	3,573,309			4,209,465			5,607,120
Total capital	5,905,086			5,433,807			4,799,812

Total liabilities and capital	$138,481,837			$124,504,508			$111,555,389

Net interest income and net yield on interest-earning assets		$633,707	0.46%		$565,948	0.46%		$527,257	0.48%

Interest-rate spread (3)			0.28%			0.34%			0.34%

Average interest-earning assets to interest-bearing liabilities			105.81%			106.97%			108.34%

Notes

(1)	Trading securities are included in the Long-term investments line at fair value.

(2)	Nonperforming loans are included in average balances used to determine average rate.

(3)	For December 31, 2005, 2004, and 2003, the interest-rate spread would have been approximately 0.50%, 0.51%, and 0.45% respectively, if hedges had not been used to mitigate interest-rate fluctuations.

Other Income. The following table presents other income for the years ended December 31, 2005, 2004 and 2003.

	Years Ended December 31,			Increase (Decrease)
	2005	2004	2003	2005/2004	2004/2003
		(Restated)	(Restated)
	(In thousands)
Other income (loss):
Service fees	$3,235	$2,704	$2,646	$531	$58
Net loss on trading securities	(215,108)	(56,760)	(187,131)	(158,348)	130,371
Net gain (loss) on derivatives and hedging activities	136,520	(42,208)	(69)	178,728	(42,139)
Other, net	1,259	1,045	1,051	214	(6)

Total other income (loss)	$(74,094)	$(95,219)	$(183,503)	$21,125	$88,284

The Bank’s net gain (loss) on derivatives and hedging activities and net loss on trading securities comprise the majority of other income (loss). The Bank hedges all trading securities with derivative transactions, and the income effect of the market-value change for these securities under SFAS 115 during the years ended December 31, 2005, 2004, and 2003 was offset partially by market-value changes in the related derivatives. The overall changes in other income on a year-to-year basis were caused primarily by the adjustments required to report trading securities at fair value, as required by SFAS 115, and hedging-related adjustments required by SFAS 133, which are reported in the overall hedging activities (including those related to trading securities).

Other income increased by $21.1 million during 2005 as a result of a $20.4 million increase in net loss attributable to SFAS 133 and SFAS 115 adjustments between the two years. Other income improved by $88.3 million from the year ended December 31, 2004 to the year ended December 31, 2003. The primary reason for this increase was a reduction of $88.2 million in the net loss attributable to SFAS 133 and SFAS 115 adjustments between the two years.

The following table summarizes one component of other income, net gain (loss) on derivatives and hedging activities, for the years ended December 31, 2005, 2004, and 2003. When hedging, both the derivative instrument and the related asset or liability are marked to market and net gain (loss) on derivatives and hedging activities reflects the degree of ineffectiveness in the hedging activity, which can be either favorable or unfavorable for the income statement at any particular point. Net gain (loss) also includes the interest component for hedging activity not qualifying for hedge accounting treatment under SFAS 133.

Net Gain (Loss) on Derivatives and Hedging Activities

	Advances	Purchased Options, Macro Hedging, and Synthetic Macro Funding	Trading Securities	MPF/MPP Loans	Consolidated Obligations	Intermediary Positions	Total
	(In thousands)
December 31, 2005
Interest-related	$—	$(3,505)	$(129,967)	$—	$—	$124	$(133,348)
Fair-value hedge qualifying under SFAS 133	66,188	—	—	—	(14,426)	—	51,762
Economic hedges and other	—	(3,226)	222,092	(702)	—	(58)	218,106

Total gain (loss)	$66,188	$(6,731)	$92,125	$(702)	$(14,426)	$66	$136,520

December 31, 2004 (Restated)
Interest-related	$—	$2,425	$(211,211)	$—	$—	$103	$(208,683)
Fair-value hedge qualifying under SFAS 133	38,316	—	—	—	15,038	—	53,354
Economic hedges and other	—	34,580	77,514	947	—	80	113,121

Total gain (loss)	$38,316	$37,005	$(133,697)	$947	$15,038	$183	$(42,208)

December 31, 2003 (Restated)
Interest-related	$—	$(21,199)	$(192,907)	$—	$—	$48	$(214,058)
Fair-value hedge qualifying under SFAS 133	(7,401)	—	—	—	(5,291)	—	(12,692)
Economic hedges and other	—	30,252	195,922	199	—	308	226,681

Total gain (loss)	$(7,401)	$9,053	$3,015	$199	$(5,291)	$356	$(69)

Other Expense. The following table presents other expenses for the years ended December 31, 2005, 2004 and 2003.

	Years Ended December 31,			Increase (Decrease)
	2005	2004	2003	2005/2004	2004/2003
		(Restated)	(Restated)
	(In thousands)
Other expense:
Salaries and employee benefits	$45,013	$38,575	$36,056	$6,438	$2,519
Occupancy cost	3,362	2,683	2,281	679	402
Other operating expenses	28,097	21,466	15,715	6,631	5,751

Total operating expenses	76,472	62,724	54,052	13,748	8,672

Finance Board and Office of Finance expenses	7,074	5,556	4,983	1,518	573
Other	2,644	1,696	4,006	948	(2,310)
Affordable Housing Program	39,605	32,811	22,953	6,794	9,858
REFCORP	86,760	73,517	51,646	13,243	21,871

Total non-interest expense	$212,555	$176,304	$137,640	$36,251	$38,664

Non-interest expenses increased $36.3 million in 2005 to $212.6 million. The key factor in this change was the REFCORP assessment, which is established as a fixed percent of GAAP income, and the AHP assessment, which is established as a fixed percent of regulatory income. In addition, there was an increase in operating expenses during 2005 due primarily to management’s efforts to increase staff, as well as costs related to Sarbanes-Oxley preparation and other compliance areas.

Non-interest expenses during 2004 were $176.3 million, a $38.7 million increase from 2003. The key factors in these changes were the REFCORP and AHP assessments. In addition, a slight increase in operating expenses in 2004 reflects management’s efforts to increase staff, as well as costs related to Sarbanes-Oxley preparation and other compliance areas.

In 2004, the Finance Board modified the AHP calculation to exclude interest expense for mandatorily redeemable capital stock before charges for AHP but after assessments for REFCORP. Before 2004, assessments for REFCORP and AHP were the equivalent of an effective minimum income tax rate of 26.5 percent for the Bank. Going forward, the Bank expects that the assessments for REFCORP and AHP will be the equivalent of an effective tax rate greater than 26.5 percent if the Bank has interest expense related to mandatorily redeemable capital stock.

Core Economic Income

When developing financial strategies, evaluating financial performance, and determining appropriate dividend payments in accordance with Finance Board regulations and guidance, the Bank’s management and board of directors typically consider core economic income (which the Bank refers to “CEI”), a non-GAAP financial performance measure. CEI is presented as a supplement to GAAP income and is not intended to be a presentation in accordance with GAAP or as a substitute for GAAP net income or any other financial measure derived under GAAP. Management believes that CEI provides management, members, and other parties with an enhanced understanding of the Bank’s economic performance and allows management to evaluate and manage better the long-term performance of the Bank.

The Bank uses hedging and derivative positions to manage its long-term interest-rate risk and funding strategies. SFAS 133 requires the Bank to recognize all derivatives as either assets or liabilities in the statement of financial condition and, for the then current period, to measure those instruments at fair value. Although fair value is a relevant measure for financial instruments, including derivative instruments, management believes that the presentation of CEI provides a useful supplemental measure of the Bank’s performance.

CEI excludes the effects of current period fair-value adjustments and fair-value changes made in accordance with SFAS 133 and SFAS 115 because the economic effects of those adjustments and changes generally are expected to reverse – in some cases numerous times – over the remaining lives of the Bank’s derivative positions. By removing the short-term effects of SFAS 133 on measurements of the Bank’s net income, management, members, and other parties are able to gain additional insight concerning the economic performance of the Bank over periods of time, and the Bank’s management and board of directors are better able to assess the Bank’s performance and make long-term strategic decisions.

Other performance measures disclosed by other entities may not be comparable to the Bank’s calculation of CEI as described herein. Readers should be aware that CEI is a non-GAAP financial measure and therefore does not represent net income and may include adjustments that others may deem subjective. Although management believes that CEI is a useful and relevant performance measure, CEI should be considered supplemental, instead of alternative, to GAAP net income.

CEI is computed by adjusting the Bank’s GAAP net income in each of the following ways:

(1)	To remove temporary basis adjustments to, and temporary value changes in, derivative instruments required by SFAS 133

(2)	To reflect certain amortization charges, such as cap/floor premiums, that the Bank would have amortized before the implementation of SFAS 133 that are now included as mark-to-market adjustments in accordance with SFAS 133

(3)	To reflect the AHP and REFCORP assessments the Bank would have been charged based upon CEI results.

CEI for 2005 was $330.3 million. The Bank’s CEI increased by $94.6 million from 2004 to 2005, primarily as a result of higher return on invested capital due to higher interest rates. CEI increased by $31.5 million from 2003 to 2004, primarily for the same reasons.

The following table presents a reconciliation of CEI to the Bank’s net income.

Reconciliation of GAAP Net Income to Core Economic Income

	Years Ended December 31,
	2005	2004	2003
		(Restated)	(Restated)
	(In thousands)
Net income as reported under GAAP	$344,136	$294,061	$206,575
SFAS 133 /115 fair-value adjustments (1)
Purchased options	20,932	46,507	30,996
Synthetic macro funding	(17,706)	(81,087)	(61,248)
Trading securities, mark-to-market	215,108	56,760	187,131
Trading securities, derivatives	(222,092)	(77,514)	(195,922)
Advances, net	(66,188)	(38,316)	7,401
Consolidated obligations, net	14,426	(15,038)	5,291
Other	760	(1,027)	(507)

Total SFAS 133 /115 fair-value adjustments reported in other income	(54,760)	(109,715)	(26,858)
Amortization for derivatives reported in net interest income	30,037	(4,146)	(80,336)
Pre-SFAS 133 swap fees and option amortization (2)	1,431	5,096	56,771
Pre-SFAS 133 realized gain/loss on macro hedge terminations (3)	4,490	29,356	47,173
AHP / REFCORP adjustment (4)	4,988	21,068	862

Core economic income	$330,322	$235,720	$204,187

(1)	Effect of marking hedge transactions to market as required by SFAS 133/115.

(2)	Effect of assumed amortization of up-front swap fees and option premiums per accounting practice before SFAS 133.

(3)	Gain/loss on the termination of macro hedges as would have been reported per accounting practice before SFAS 133.

(4)	Estimated difference between payments accrued using GAAP Net Income and the amounts that would have been accrued using core economic income.

Financial Condition

The Bank’s principal assets consist of advances, investments, and mortgage loans held for portfolio. The Bank obtains funding to support Bank business primarily through the issuance by the Office of Finance on the Bank’s behalf of debt securities in the form of consolidated obligations. The following table presents the distribution of the Bank’s total assets and liabilities by major class as of the dates indicated.

	As of December 31,
	2005		2004
	Amount	Percent of Total	Amount	Percent of Total
			(Restated)
	(Dollars in thousands)
Advances, net	$101,285,012	70.70	$95,867,345	71.54
Investments	24,888,817	17.38	23,117,034	17.25
Federal funds sold	13,028,500	9.10	11,196,500	8.35
Mortgage loans, net	2,859,982	2.00	2,215,653	1.65
Interest-bearing deposits	254,321	0.18	776,147	0.58
Other assets	922,256	0.64	839,904	0.63

Total assets	$143,238,888	100.00	$134,012,583	100.00

CO - bonds	$119,174,663	86.89	$105,920,803	82.38
CO - discount notes	9,579,425	6.98	13,013,797	10.12
Deposits	5,234,874	3.82	5,412,626	4.21
Other liabilities	3,168,354	2.31	4,223,568	3.29

Total liabilities	$137,157,316	100.00	$128,570,794	100.00

Capital stock	$5,753,203	94.60	$5,225,149	96.02
Retained earnings	328,369	5.40	216,640	3.98

Total capital	$6,081,572	100.00	$5,441,789	100.00

For the year ended December 31, 2005, the Bank’s total assets grew by $9.2 billion, or 6.9 percent, from $134.0 billion at December 31, 2004. The largest component of this growth was an increase in advances of $5.4 billion, or 5.7 percent. The Bank funded this growth primarily through a $9.8 billion increase in outstanding consolidated obligation debt instruments.

The Bank’s principal asset and liability categories and capital stock are discussed in more detail below.

Advances

The following table sets forth the Bank’s advances outstanding by year of maturity and the related weighted average interest rate as of December 31, 2005 and 2004 (dollars in thousands).

	As of December 31,
	2005		2004
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
			(Restated)
Overdrawn demand deposit accounts	$1,822		$13,771
Due in 1 year or less	25,476,395	4.09	23,657,653	2.69
Due after 1 year through 2 years	18,959,799	3.99	12,656,771	3.00
Due after 2 years through 3 years	15,804,435	4.29	14,407,618	2.88
Due after 3 years through 4 years	8,330,278	4.13	7,917,043	3.58
Due after 4 years through 5 years	8,457,016	4.68	8,857,939	3.78
Thereafter	24,613,925	4.12	27,298,373	4.19

Total par value	101,643,670	4.16	94,809,168	3.37
Discount on AHP advances	(11,592)		(10,527)
Discount on advances	(8,587)		(6,731)
SFAS 133 hedging adjustments	(338,479)		1,075,435

Total	$101,285,012		$95,867,345

The Bank’s advance balance generally has grown steadily due to member demand and member asset growth. Advances were $101.3 billion at December 31, 2005 compared to $95.9 billion at December 31, 2004. The Bank is subject to concentration risk from advance exposure to a relatively small number of commercial banks and savings institutions. As of December 31, 2005, the Bank had advances of $61.8 billion principal amount outstanding to its 10 largest borrowers, representing 60.8 percent of total advances outstanding. The combined assets of these borrowers represented approximately 73.6 percent of total member assets at December 31, 2005. See Item 1: “Business – Products and Services – Credit Products.”

At December 31, 2005, 56.7 percent of the Bank’s advances were variable-rate, the majority of which were based on LIBOR. The Bank also offers variable-rate advances tied to the federal funds rate, prime rate, constant maturity swaps, constant maturity Treasuries, and FHLBank discount notes.

While it is possible that a significant reduction in advance balances could have a material adverse effect on the Bank’s earnings, the Bank’s balance sheet has a degree of flexibility to adjust for changes. A decrease in advance balances initially would generate increased liquidity, which would be reinvested into other earning assets. The need for capital would be diminished, and the Bank could reduce its capital by repurchasing the stock that supported the repaid advances. In addition, the Bank’s issuance of COs would decrease and certain COs outstanding might be called and paid earlier. There could be implications for hedging activity as the Bank might need to unwind certain hedging transactions prior to calling any COs. As a result, a significant decrease in advances may not affect materially the Bank’s ability to pay dividends and to cover its interest expenses.

Supplementary financial data on the Bank’s advances is set forth in the financial statements and notes under Item 13 and in the Supplementary Financial Data discussion below.

Investments

As of December 31, 2005 and 2004, the Bank’s investment securities consisted of the following:

	As of December 31,
	2005	2004
	(In thousands)
Held-to-maturity securities
State or local housing agency obligations	$111,757	$125,552
Government-sponsored enterprise debt obligations	899,650	—
Mortgage-backed securities	18,617,089	17,291,429

Total held-to-maturity securities	$19,628,496	$17,416,981

Trading securities
Government-sponsored enterprise debt obligations	$4,910,858	$5,322,178
Other FHLBanks’ bonds	288,731	315,081
State or local housing agency obligations	60,732	62,794

Total trading securities	$5,260,321	$5,700,053

The increase in total investment assets, from $23.1 billion at December 31, 2004 to $24.9 billion at December 31, 2005, resulted from a $900 million investment in government-sponsored enterprise debt obligations and a $1.3 billion increase in mortgage security investments (securities collateralized with residential mortgages). Nonmortgage investments totaled $6.3 billion as of December 31, 2005, the major category of which was GSE debt obligations of $5.8 billion. Investments in securities issued by state housing finance agencies, which must carry a minimum rating of AA by an approved NRSRO, were $172.5 million as of December 31, 2005. Nonmortgage investments totaled $5.8 billion as of December 31, 2004, the major category of which was GSE debt obligations of $5.3 billion. Investments in securities issued by state housing finance agencies were $188 million as of December 31, 2004.

Held-to-maturity securities are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these investments are impaired. The Bank records an impairment charge when a held-to-maturity security has experienced an other-than-temporary decline in fair value, or its cost may not be recoverable. The Bank reviewed its held-to-maturity securities as of December 31, 2005 and has determined that all unrealized losses were temporary, based on the creditworthiness of the issuers and the underlying collateral. Additionally, the Bank has the ability and the intent to hold such investments to maturity, at which time the unrealized losses will be recovered. As of December 31, 2005, held-to-maturity securities that are in a gross unrealized loss position included only mortgage-backed securities. The unrealized loss on these mortgage-backed securities is due to changes in market interest rates. The unrealized loss is unrelated to the credit of the securities. See Note 6 to the 2005 Financial Statements for a tabular presentation of the held-to-maturity securities with unrealized losses.

Under the FMP, the Bank is permitted to purchase and hold MBS investments equal to not more than 300 percent of the Bank’s previous month-end regulatory capital on the day it purchases the securities, and all MBS investments must carry an AAA rating by an approved NRSRO. The Bank was in compliance with this requirement at December 31, 2005 with a 296.1 percent ratio and at December 31, 2004 with a 283.8 percent ratio. On December 31, 2004, however, these investments amounted to 304.5 percent of total regulatory capital. The Bank was in compliance with the 300 percent limit at the time the MBS were purchased. The Bank exceeded the limit at December 31, 2004 due to reductions in capital caused by the conversion to the new capital plan. In accordance with the FMP, the Bank did not purchase additional MBS until the ratio dropped below 300 percent. The Bank attempts to maintain MBS investments at 295 percent to 300 percent of capital. These investment levels help maximize and stabilize earnings and maintain a capital-to-assets ratio of approximately 4.25 percent to 4.50 percent.

The Bank’s MBS investment practice is to purchase MBS from a select group of Bank approved dealers, which may include “primary dealers.” Primary dealers are banks and securities brokerages that trade in U.S. Government securities with the Federal Reserve System. The Bank does not purchase MBS from its members, except in the case in which a member or its affiliate is a dealer on the Bank’s list of approved dealers. The Bank’s MBS portfolio also does not include investments in MBS issued by other FHLBanks. The total MBS investment balance was $18.6 billion at December 31, 2005, a $1.3 million, or 7.7 percent, increase from the 2004 year-end balance. The increases in the Bank’s MBS investments were attributable primarily to growth of the Bank’s capital account. The MBS balance at December 31, 2005 included approximately $7.4 billion in MBS issued by three of the Bank’s members and their affiliates with dealer relationships. The MBS balance at December 31, 2004 included approximately $6.8 billion in MBS issued by three of the Bank’s members and their affiliates with dealer relationships. The Bank bases its investment decisions in all cases, including in connection with the purchase of MBS from dealers that are members or affiliates of members and MBS issued by members or affiliates of members, on the relative rates of return of competing investments and does not consider whether an MBS is being purchased from or issued by a member or an affiliate of a member.

Before mid-2002, the Bank was able to maintain a net unamortized book value discount to par value in its MBS portfolio as one strategy to help mitigate the negative effect of rapid prepayments on portfolio yield and net income. The discount arises because the MBS has a coupon below current market rates. Due to a declining interest-rate environment in 2003 and the first half of 2004, the availability of discount mortgages decreased significantly. As a result, the Bank had an unamortized MBS book value premium of $21.1 million and $45.8 million at December 31, 2005 and 2004, respectively. Interest income for the Bank will be reduced as these premiums are amortized.

A tabular presentation of the Bank’s investment assets, including its short- and long-term investment portfolio and investments in other FHLBank and GSE bonds and securities, is contained in Item 1: “Business—Investments.”

Supplementary financial data on the Bank’s investment securities is set forth in the financial statements and notes under Item 13 and in Item 2: “Financial Information-Supplementary Financial Information.”

Mortgage Loans Held for Portfolio

Mortgage loans purchased from PFIs under the MPP and MPF programs and loan participations purchased under the AMPP program represented approximately 2.0 percent of total assets as of December 31, 2005, compared with 1.7 percent at December 31, 2004. The December 31, 2005 mortgage loan balance of $2.9 billion was approximately $644.3 million above the year-end 2004 balance of $2.2 billion. This growth in balances occurred due to increased marketing of the MPP and MPF programs as well as increased use by members. Currently, the Bank plans for slow, modest growth in its mortgage loan portfolio with a strategic emphasis on MPP over the MPF Program. The Bank believes it will be able to fund these additional mortgage purchases through the issuance of bullet and callable consolidated obligations. Credit quality in the loans acquired through the MPF Program and MPP will be maintained through the credit enhancement structures currently in place for these programs. Management does not expect this planned growth to have any negative effect on the Bank’s liquidity or capital resources and expects that the addition of these assets will be favorable to the Bank’s results of operations through increased net interest income.

As of December 31, 2005 and 2004, the Bank’s mortgage loan portfolio was concentrated in the Southeast. This concentration resulted because those members selling loans to the Bank were primarily community and smaller banks located in the Southeast.

Supplementary financial data on the Bank’s mortgage loans is set forth in the financial statements and notes under Item 13 and in Item 2: “Financial Information-Supplementary Financial Information.”

Consolidated Obligations

The Office of Finance is a joint office of the FHLBanks established to facilitate issuing and servicing COs to meet the funding requirements of individual FHLBanks. The Bank is primarily liable for repayment of COs issued on its behalf and is jointly and severally liable for the COs issued on behalf of the other FHLBanks. COs are issued both as bonds, which typically have maturities exceeding one year, and as discount notes having maturities of one year or less. The Bank normally places significantly greater reliance on bonds than on discount notes to fund its activities.

At December 31, 2005, $119.2 billion, or 93.0 percent, of the Bank’s CO liabilities were bonds, and $9.6 billion, or 7.0 percent, were discount notes. Outstanding CO bonds grew by $13.3 billion, or 12.5 percent, between December 31, 2004 and December 31, 2005, while discount notes decreased by $3.4 billion, or 26.4 percent, during that same period. The decrease in discount notes was due primarily to the Bank’s increased use of bonds over discount notes due to more attractive pricing.

A significant portion of the Bank’s outstanding CO bonds carry call features that permit redemption by the Bank before maturity. At December 31, 2005 and December 31, 2004, the Bank had outstanding CO bonds with these call features amounting to $80.4 billion and $72.8 billion, respectively. In addition, the swaps that the Bank may employ to hedge against the interest-rate risk associated with the Bank’s COs generally are callable by the counterparty. The Bank generally would call the hedged CO if the call feature of the swap were exercised. These call features could require the Bank to refinance a substantial portion of outstanding liabilities during times of decreasing interest rates. Total new CO bond issuance of $49.7 billion during 2005 and $62.8 billion during 2004 was required to replace Bank CO liabilities that were called or matured and to fund asset growth.

The Bank often enters into interest-rate exchange agreements simultaneously with the issuance of CO bonds in order to convert the investor-defined terms of these debt instruments into terms more consistent with management’s funding strategies and to reduce funding costs. The interest-rate exchange agreements associated with the issuance of CO bonds effectively convert the terms of these debt instruments, from the Bank’s perspective, into synthetic variable-rate liabilities tied to a common short-term interest-rate index such as LIBOR. At December 31, 2005, $92.4 billion notional amount of outstanding exchange agreements were used to reconfigure the terms of specific CO bond issues compared with $80.3 billion notional amount at December 31, 2004. Virtually all of these interest-rate exchange agreements qualified for “fair value” hedge treatment under SFAS 133.

The following is a summary of the Bank’s participation in consolidated bonds outstanding at December 31, 2005 and 2004 by year of maturity:

	As of December 31,
	2005		2004
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
			(Restated)
	(Dollars in thousands)
Due in 1 year or less	$37,132,015	3.27	$26,574,542	2.47
Due after 1 year through 2 years	27,428,115	3.72	24,382,515	2.77
Due after 2 years through 3 years	20,336,465	3.93	12,903,025	3.16
Due after 3 years through 4 years	10,694,175	3.86	12,121,525	3.52
Due after 4 years through 5 years	8,239,745	4.35	11,017,265	3.67
Thereafter	16,947,700	4.35	20,257,800	3.68

Total par value	120,778,215	3.76	107,256,672	3.09
Bond premiums	43,866		50,081
Bond discounts	(442,253)		(1,045,632)
SFAS 133 hedging adjustments	(1,203,451)		(337,860)
Deferred net losses on terminated interest-rate exchange agreements	(1,714)		(2,458)

	$119,174,663		$105,920,803

The Bank’s consolidated bonds outstanding consist of the following:

	As of December 31,
	2005	2004
	(In thousands)
Par amount of consolidated bonds:
Noncallable	$40,332,290	$34,431,477
Callable	80,445,925	72,825,195

	$120,778,215	$107,256,672

Supplementary financial data on the Bank’s short-term borrowings is set forth in the financial statements and notes under Item 13 and in Item 2: “Financial Information-Supplementary Financial Information.”

Deposits

The Bank offers demand and overnight deposits and a short-term deposit program to members primarily as a liquidity management service. In addition, a member that services mortgage loans may deposit in the Bank funds collected in connection with the mortgage loans, pending disbursement of those funds to the owners of the mortgage loan. For demand deposits, the Bank pays interest at the overnight rate. The rate paid on term deposits is dependent upon the term of the deposit.

Most of these deposits represent member liquidity investments, which members may withdraw on demand. Therefore, the total account balance of the Bank’s deposits may be quite volatile. As a matter of prudence, the Bank typically invests deposit funds in liquid short-term assets. Member loan demand, deposit flows, and liquidity management strategies influence the amount and volatility of deposit balances carried with the Bank. Deposits totaled $5.2 billion as of December 31, 2005 and $5.4 billion as of December 31, 2004. Demand deposits comprised the largest percentage of deposits at 88.4 percent as of December 31, 2005 and 90.5 percent as of December 31, 2004.

Other Liabilities

Other liabilities decreased by $1.1 billion, or 26.7 percent, to $3.1 billion at December 31, 2005 from $4.2 billion at December 31, 2004. This decrease resulted primarily from an increase in accrued interest payable and AHP and REFCORP liabilities, offset by a decrease in the balance of derivative liabilities and securities sold under agreements to repurchase. Other liabilities, as of December 31, 2005 and December 31, 2004, consisted primarily of $1.2 billion and $2.1 billion, respectively, of derivative liabilities and of $500 million and $1.0 billion, respectively, of securities sold under agreements to repurchase.

Capital

Total capital increased by $639.8 million from December 31, 2004 to December 31, 2005 primarily due to an increase in capital stock of $528 million and an increase in retained earnings of $111.7 million. Capital stock at December 31, 2005 was $5.8 billion, which was $528 million or 10.1 percent greater than capital stock of $5.2 billion at December 31, 2004. Increased advance balances and membership growth were the primary factors behind increases in the Bank’s activity-based stock balance and total capital stock.

At December 31, 2005, the Bank had $143.1 million in capital stock subject to mandatory redemption from seven members and former members, consisting entirely of subclass B2 activity-based stock. The Bank is not required to redeem or repurchase activity-based stock until the later of the expiration of the redemption period, which is scheduled to occur in 2009, or until the activity no longer remains outstanding. In accordance with the Bank’s current practice, if activity-based stock becomes excess stock as a result of an activity’s no longer remaining outstanding, the Bank will repurchase the excess activity-based stock if the dollar amount of excess stock exceeds the threshold specified by the Bank, which is currently $100,000. For example, a $3 million advance repaid in January 2005 would produce $135,000 of excess activity-based stock. Because the amount of excess stock held by that member or former member would exceed the Bank’s $100,000 threshold, the Bank would repurchase promptly all shares of excess activity-based stock held by that member, subject to the repurchase limitations described in Note 14 – Capital to the 2005 financial statements. At December 31, 2005 and December 31, 2004, the Bank’s activity-based stock included $12.3 million and $2.5 million, respectively, of excess shares subject to repurchase by the Bank at its discretion. The Bank’s excess stock threshold and standard repurchase practice may be changed at the Bank’s discretion with proper notice to members.

On December 17, 2004, the Bank converted to its new capital plan and is subject to three regulatory capital requirements under the new capital structure: permanent capital, capital-to-assets ratio, and leverage capital-to-assets ratio. Although mandatorily redeemable capital stock under SFAS 150 is not included in capital for financial reporting purposes, such outstanding stock is considered capital for determining compliance with these regulatory capital requirements. The Bank must maintain permanent capital, defined as the sum of paid-in capital and retained earnings, in an amount equal to or greater than the FHLBank Act’s risk-based capital requirements. The risk-based capital requirement is the sum of credit, market, and operating risk capital requirements. At December 31, 2005, the Bank’s permanent capital exceeded the risk-based capital requirement, as illustrated in the following table (in thousands):

Credit risk capital	$416,201
Market risk capital	168,216
Operations risk capital	175,325

Risk-based capital requirement	$759,742
Permanent capital	6,224,668

In addition to these capital requirements, the FHLBank Act specifies that the Bank must maintain a capital ratio of at least four percent and a leverage capital ratio of at least five percent. The capital ratio is the ratio of the Bank’s permanent capital to its total assets. At December 31, 2005, the Bank was in compliance with this capital-to-assets ratio requirement, as illustrated in the following table (dollars in thousands):

Subclasss B1 capital stock - membership	$1,324,550
Subclasss B2 capital stock - activity	4,571,749
Retained earnings	328,369

Total regulatory capital	6,224,668
Total assets	143,238,888
Total capital ratio	4.35%
Minimum capital ratio	4.00%

Leverage capital for the Bank is the same as total capital, except that in calculating the amount of leverage capital, the amount of permanent capital is multiplied by 1.5. At December 31, 2005, the Bank was in compliance with this leverage capital ratio requirement, as illustrated in the following table (dollars in thousands):

Total regulatory capital	$6,224,668
Leverage capital	9,337,002
Total assets	143,238,888
Leverage capital ratio	6.52%
Minimum leverage capital ratio	5.00%

Capital Resources and Liquidity

The Bank’s principal source of liquidity is CO debt instruments. The business activities of the Bank depend on its ability to access the capital markets at competitive market rates. The Bank attempts to maintain sufficient liquidity to service debt obligations for at least 90 days assuming restricted debt market access. In addition, Finance Board regulations and the Bank’s RMP require the Bank to maintain contingent liquidity in an amount sufficient to meet its liquidity needs for five business days if it is unable to access the capital markets. The Bank was in compliance with these requirements at December 31, 2005. Although the Bank maintains secured and unsecured lines of credit with money market counterparties, the Bank’s income and liquidity would be affected adversely if it were not able to access the capital markets at competitive rates for a long period.

Liquidity is necessary to satisfy members’ borrowing needs on a timely basis, repay maturing and called COs, and meet other obligations and operating requirements. Many members rely on the Bank as a source of standby liquidity, and the Bank attempts to be in a position to meet member funding needs on a timely basis, generally by using proceeds from previously issued COs that are carried in the liquidity portfolio. COs enjoy GSE status and are rated Aaa/P-1 by Moody’s and AAA/A-1+ by S&P. The FHLBanks historically have had excellent capital market access.

The Bank also may use other short-term borrowings, such as federal funds purchased, securities sold under agreements to repurchase, and loans from other FHLBanks, to provide liquidity. Contingency plans are in place that prioritize the allocation of liquidity resources in the event of operational disruptions at the Bank or the Office of Finance, as well as systemic Federal Reserve wire transfer system disruptions. The FHLBank Act authorizes the Secretary of Treasury, at his or her discretion, to purchase COs up to an aggregate principal amount of $4 billion. No borrowings under this authority have been outstanding since 1977.

The Federal Reserve Board announced in February 2004 that it intends, beginning in July 2006, to require Reserve Banks to release interest and redemption payments on the FHLBank’s COs only when there are sufficient funds in the FHLBanks’ account to cover these payments. This requirement is a fundamental change from the Federal Reserve’s past policy applicable to GSEs and certain international organizations of processing and posting these payments in the morning, even if these entities had not fully funded their payments. To comply with this new requirement, the FHLBanks may need to take one or more of the following actions:

•	Limit the use of overnight discount notes as a source of short-term liquidity

•	Change the time that principal and interest payments are made on COs

•	Change cash management and liquidity management practices to increase liquid investments and early availability of cash

•	Identify alternative sources, if any, of intraday private funding.

These actions could reduce the ability of the Bank to provide liquidity to its members and could increase the cost of the Bank’s debt.

Currently, the FHLBanks and the Office of Finance are finalizing the terms of the procedures and an agreement among the FHLBanks and the Office of Finance for timely funding in these accounts and to create contingency plans in the event an FHLBank is not able to fund in a timely manner. These include direct placement of COs with another Bank, which the Finance Board has allowed specifically for this circumstance.

The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any CO, whether or not the primary obligor has defaulted. Although it has never occurred, to the extent that an FHLBank were to make a payment on a CO on behalf of another FHLBank, the paying FHLBank would be entitled to reimbursement from the noncomplying FHLBank. However, if the Finance Board determines that the noncomplying FHLBank is unable to satisfy its obligations, the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all COs outstanding or on any other basis the Finance Board may determine.

Under the Bank’s new capital structure, the maximum capital stock investment associated with the membership of any single institution is currently $25 million. When a member’s charter is cancelled as a result of merger or consolidation into an institution domiciled in another FHLBank district, the membership of the disappearing institution terminates and the five-year stock redemption period begins for any stock not already subject to a redemption notice. In this instance, the Bank intends to recalculate the disappearing institution’s membership stock requirement after the membership terminates and, as a result, the membership stock may be deemed excess stock subject to repurchase by the Bank at the Bank’s discretion. If the Bank chooses not to exercise its right to repurchase the membership stock, the stock may remain outstanding for five years following the date of the membership termination.

If the disappearing institution had advances outstanding at the time of the merger, the Bank may permit the acquiring institution to leave those advances outstanding, subject to certain conditions, until the original maturity date, or it may require prepayment of those advances. As long as the advances remain outstanding, the acquirer must hold the amount of activity-based stock against those advances as required of all members under the capital plan. Before expiration of the five-year period following membership termination, the Bank may choose to repurchase any excess activity-based shares resulting from advance prepayments. If all obligations to the Bank have been repaid at the end of the five-year period following membership termination, the Bank will redeem any activity-based shares still outstanding at that time. If obligations are outstanding beyond the expiration of the five-year period, the acquiring institution also must retain the required activity-based stock until the obligation is satisfied.

For example, if four out-of-district mergers occurred simultaneously and the Bank exercised its right to recalculate the membership requirement and repurchase the resulting excess stock, the disappearance of the four memberships would reduce the Bank’s capital by a maximum of $100 million, or 1.8 percent, and the Bank’s capital-to-assets ratio by approximately 7 basis points, as of December 31, 2005. If each of those acquired institutions had advances or other obligations outstanding at the time of the merger, the Bank’s capital related to those assets would not decline until the related asset disappeared. Thus, out-of-district mergers may not have an immediate effect on the amount of the Bank’s activity-based stock. Because the reduction in membership stock is not material and because the activity-based stock does not decline until the related asset disappears, the Bank would not expect such a simultaneous merger of four members to affect the stock requirement of other members or to have a material effect on the capital structure of the Bank.

During 2005, there were nine acquisitions of members by nonmembers. These acquisitions resulted in the Bank’s redemption of approximately $34.9 million in capital stock. The resulting institutions had $274.9 million in advances outstanding at December 31, 2005. During 2004, there were six acquisitions of members by nonmembers. These acquisitions resulted in the Bank’s redemption of approximately $5.6 million in capital stock. The resulting institutions had $5.1 billion in advances outstanding at December 31, 2004. In addition, during this time there were in-district mergers of members and nonmembers in which the surviving entity chose not to become a member of the Bank.

Contractual Obligations

The table below present the Bank’s contractual obligations and commitments as of December 31, 2005.

	Contractual Obligations As of December 31, 2005
	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(In thousands)
Contractual obligations
Long-term debt	$120,778,215	$37,132,015	$47,764,580	$18,933,920	$16,947,700
Term deposits	42,775	42,775	—	—	—
Operating leases	4,483	2,150	1,975	358	—
CO bonds traded not settled	600,000	600,000	—	—	—

Total contractual obligations	$121,425,473	$37,776,940	$47,766,555	$18,934,278	$16,947,700

Other commitments
Standby letters of credit	$813,498	$29,933	$31,630	$57,719	$694,216
Commitments to fund mortgage loans	10,376	10,376	—	—	—

Total other commitments	$823,874	$40,309	$31,630	$57,719	$694,216

Off Balance Sheet Commitments

The Bank’s primary off balance sheet commitments are as follows:

•	The Bank has joint and several liability for all of the COs issued by the Office of Finance on behalf of the FHLBanks

•	The Bank has outstanding commitments arising from standby letters of credit.

Each FHLBank has joint and several liability for all COs issued on its behalf by the Office of Finance. Accordingly, should one or more of the FHLBanks be unable to satisfy its portion of the payment obligations under the COs, any of the other FHLBanks, including the Bank, could be called upon to repay all or any part of such payment obligations, as determined or approved by the Finance Board. The Bank considers the joint and several liability as a related party guarantee. These related party guarantees meet the scope exceptions in Financial Interpretation Number 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). Accordingly, the Bank has not recognized a liability for its joint and several obligation related to other FHLBanks’ COs at December 31, 2005 and 2004. As of December 31, 2005, the FHLBanks had $937.5 billion in aggregate principal amount of COs issued and outstanding, $130.4 billion of which was attributable to the Bank.

Commitments to extend credit, including standby letters of credit, are agreements to lend. The Bank issues a standby letter of credit on behalf of a member in exchange for a fee. A member typically uses these standby letters of credit as a short-term financing arrangement. If the Bank is required to make payment for a beneficiary’s draw, the Bank converts such paid amount to a collateralized advance to the member. As of December 31, 2005, the Bank had outstanding standby letters of credit of approximately $813.5 million with original terms of one to 15 years, with the longest final expiration currently in 2017. The Bank requires its borrowers to collateralize fully the face amount of any letter of credit issued by the Bank, as if such face amount were an advance to the borrower. Based on management’s credit analyses and collateral requirements, the Bank presently does not deem it necessary to have an allowance for these unfunded letters of credit.

Cyclicality and Seasonality

The demand for advances from the Bank, and the Bank’s business generally, are not subject to the effects of cyclical or seasonal variations.

Effects of Inflation

Inflation generally increases the cost of the Bank’s funds and operating overhead and, to the extent that any of the Bank’s assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the Bank’s assets and liabilities are, and will continue to be, monetary in nature. As a result, interest rates generally have a more significant effect on the Bank’s performance than such rates have on the performance of industrial companies. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, low inflation or deflation generally has resulted in corresponding decreases in interest rates. Generally, decreases in interest rates increase the fair value of fixed-rate investments and mortgage loans held in portfolio and increase mortgage loan prepayment rates.

In 2001, the Federal Reserve reduced the targeted federal funds rate on 11 occasions for a total of 475 basis points. Inflation remained low in 2002 and 2003, reflecting the fact that interest rates remained fairly steady in 2002, dropping only 50 basis points in 2002 and 25 basis points in the first half of 2003. Interest rates remained steady until the middle of 2004. The Federal Reserve has increased the targeted federal funds rate 13 times since June 30, 2004, for a total of 325 basis points.

In contrast to deflation, inflation results in an increase in the costs of goods and services, salaries and benefits, occupancy expense, and similar items. Inflation and any related increases in interest rates generally decrease the fair value of fixed-rate investments and mortgage loans held in portfolio and could affect adversely the Bank’s liquidity and earnings, as well as the Bank’s shareholders’ equity. Increases in interest rates tend to slow mortgage loan prepayment rates and adversely affect mortgage loan refinancings, which may reduce the amount of the Bank’s advances to members as increased rates tend to slow home sales. Except to the extent offset by changes in the rates earned on the Bank’s mortgage loans held in portfolio, the value of and net interest earnings on the Bank’s mortgage loans held in portfolio will be affected by changes in interest rates, credit spreads, and prepayment rates on the mortgage loans.

Critical Accounting Policies and Estimates

The preparation of the Bank’s financial statements in accordance with GAAP requires management to make a number of judgments and assumptions that affect the Bank’s reported results and disclosures. Several of the Bank’s accounting policies are inherently subject to valuation assumptions and other subjective assessments and are more critical than others in terms of their importance to the Bank’s results. These assumptions and assessments include the following:

•	Accounting related to derivatives

•	Fair-value determinations

•	Projecting mortgage prepayments to calculate the amortization of the deferred price components of mortgages and mortgage-related securities held in portfolio

•	Determining the adequacy of the allowance for credit losses.

Changes in any of the estimates and assumptions underlying the Bank’s critical accounting policies could have a material effect on the Bank’s financial statements.

The Bank’s accounting policies that management believes are the most critical to an understanding of the Bank’s financial results and condition and require complex management judgment are described below.

Accounting for Derivatives

General. The Bank accounts for derivatives in accordance with SFAS 133. In order to account properly for derivatives, the Bank must make numerous estimates and assumptions. These estimates and assumptions include the following:

•	Estimation of the fair values of the derivatives and in certain cases the associated hedged items

•	Evaluation of the credit exposure associated with the derivatives.

SFAS 133 requires significant documentation to occur contemporaneously with the hedging transactions. The Bank documents the following items concurrent with the execution of the hedging relationships:

•	The hedging strategy

•	Identification of the hedging instrument and the hedged item

•	Determination of the appropriate accounting designation under SFAS 133

•	The method used for the determination of effectiveness for transactions qualifying for hedge accounting under SFAS 133

•	The method for recording ineffectiveness for hedge transactions.

The Bank records all derivative transactions on the statement of condition at fair value as prescribed by SFAS 133. Each derivative is designated as either a fair-value hedge or an economic hedge. The Bank has not entered into any cash-flow hedges as of December 31, 2005. The fair-value or economic hedges will be designated as aligned with one of the following strategies used by the Bank:

•	Conversion of a fixed rate to a variable rate

•	Conversion of a variable rate with a fixed component to another variable rate

•	Macro hedging of balance sheet risks

•	Intermediary trades accommodating members’ needs.

The Bank also evaluates each hedging relationship to determine whether the hedged cash item contains embedded derivatives that meet the criteria for bifurcation as documented in SFAS 133. If, after evaluation, it is determined that an embedded derivative must be bifurcated, the Bank will measure the fair value of the embedded derivative separate from the host contract unless the embedded derivative cannot be valued. In those cases, the entire hybrid cash item will be marked to fair value.

Assessment of Hedge Effectiveness. SFAS 133 requires an effectiveness assessment for qualifying hedging relationships, and the Bank uses two methods to make such an assessment. If the hedging instrument is a swap and meets specific criteria, the hedging relationship may qualify for the short-cut method of assessing effectiveness. The short-cut method allows for an assumption of no ineffectiveness, which means that the change in the fair value of the hedged item is assumed to be equal to the inverse of the change in fair value of the hedging instrument. No further assessment of effectiveness is performed for short-cut transactions unless a critical term of the hedging relationship changes. For periods beginning after May 31, 2005, management determined that it would no longer apply the short-cut method to new hedging relationships.

The long-haul method of effectiveness is used to assess effectiveness for hedging relationships that qualify for hedge accounting under SFAS 133 but do not meet the criteria for the use of the short-cut method. The long-haul method requires separate valuations of both the hedged item and the hedging instrument. The changes in fair value of the hedged item are then compared to the changes in fair value of the hedging derivative to determine whether the differences fall within required tolerances. If the tolerances are met, the separate changes in fair value are recorded as a basis adjustment to the hedged item with the offset, on a fair-value hedge, reported through earnings. Similarly, the value of the hedging instrument is reported in the statement of condition and the change in valuation is reported in the income statement. If the tolerances are not met, hedge accounting either will not be allowed or will cease at that point. The Bank must perform effectiveness testing at the inception of the hedge and at least quarterly on an ongoing basis. The Bank performs effectiveness testing on a monthly basis and uses statistical regression analysis techniques to determine effectiveness for long-haul hedging transactions.

Accounting for Ineffectiveness and Hedge De-designation. The Bank accounts for any ineffectiveness for all long-haul fair-value hedges using the dollar offset method. In the case of economic hedges that do not qualify for hedge accounting under SFAS 133, the Bank reports only the change in fair value of the derivative. The Bank reports all ineffectiveness for qualifying hedges and economic hedges in the income statement caption “gain or loss on derivatives and hedging activities” which is included in the Other Income section of the statement of income.

The Bank may discontinue hedge accounting for a hedging transaction (de-designation) if it fails effectiveness testing or for other asset-liability-management reasons. The Bank also treats modifications to hedged items as a discontinuance of a hedging relationship. When a hedge relationship is discontinued, the Bank will cease marking the hedged item to fair value and will continue amortizing the cumulative basis adjustment that has occurred as a part of the hedge. The Bank reports amortization as interest income or expense over the remaining life of the associated cash item. The associated derivative will continue to be marked to fair value through earnings until it matures or is terminated.

Counterparty Credit Exposure. The Bank is subject to the credit risk that might result from nonperformance by derivative counterparties. All extensions of credit to members are secured by eligible collateral. For nonmembers, the Bank enters into master netting agreements and bilateral security agreements, which provide for the delivery of collateral if exposures exceed established thresholds. Management must use judgment and estimates in the determination of the creditworthiness of counterparties and the establishment of the thresholds for the delivery of collateral.

Summary. As noted above, accounting for derivatives requires a substantial number of estimates, assumptions, subjective calculations, and the use of judgment on the part of management. Changes in these judgments, estimates, assumptions, and calculations could produce materially different results, which cannot be quantified.

Fair Values

GAAP requires management to value and present at fair value certain of the Bank’s assets and liabilities, including investments classified as trading securities, and all derivatives. Under GAAP, the fair value of an asset or liability is the price at which that asset could be bought or sold in a current transaction between willing parties, other than in liquidation. Fair values are based on market prices when available. If market quotes are not available, management estimates fair values based upon discounted cash flows using market estimates of interest rates and volatility or on dealer prices and prices of similar instruments. Pricing models and their underlying assumptions normally are based on estimates obtained from qualified independent sources for appropriate discount rates, prepayment estimates, market volatility, and other factors.

There are inherent assumptions and estimates in any estimation technique or valuation methodology. For example, valuation models must estimate the level and volatility of interest rates. Also, option pricing/valuation models use probability or simulation techniques, which are themselves estimates. Therefore, estimated fair values calculated using these models are not always indicative of the amount that the Bank would realize in current market transactions. These assumptions may have a significant effect on the reported fair values of assets and liabilities, including derivatives, and the related income and expense. The use of different models and assumptions, as well as changes in market conditions, could result in materially different net income and retained earnings results.

In particular, the Bank’s advances do not have an active secondary market for the determination of fair values. The Bank uses models of discounted cash flows for advances.

The Bank uses modeling techniques that model numerous scenarios. Various management committees within the Bank review the results of this modeling. Management assesses the need for reevaluations and recalibrations of fair values based on these results.

Amortization of Premium and Accretion of Discount on Purchased Mortgage Loans

When the Bank purchases investment assets and mortgage loans, it may not pay the seller the exact amount of the principal balance, but instead may pay a premium or discount. As of December 31, 2005, the Bank had $16.4 million of unamortized premiums and $18.1 million of unaccreted discounts on purchased mortgage loans.

The Bank amortizes premiums and accretes discounts in accordance with the requirements of SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (“SFAS 91”). Where appropriate and allowed under SFAS 91, the Bank uses estimates of prepayments and applies a level-yield calculation on a retrospective basis. Prior to January 1, 2005, the Bank applied the retrospective method to those purchased mortgage loans for which prepayments reasonably can be expected and estimated. Estimated lives for purchased mortgage loans are obtained by pooling the loans into specific groups, obtaining a reference security that exhibits the same or very similar characteristics as the pool of loans, and applying the estimated life information of the reference security to the pool of loans. The Bank obtains reference security information from a commercially available service. For accounting purposes, the Bank does not develop alternative assumptions. Alternative assumptions could result in different estimated lives for the pools of loans and differences for each reporting period through accelerated recognition of premium or discount amortization. However, because the mortgage-related market is well established and the source that management looks to for prepayment speeds is external and widely recognized, management would not expect significant differences if other sources were to be used. This judgment assumes that there would be significant consistency among services estimating prepayment speeds.

Allowance for Credit Losses

Determining the appropriate amount of the allowance for credit losses requires the Bank to make a number of assumptions as to the probability of inherent losses in the Bank’s advances and mortgage loan portfolios.

Advances

Finance Board regulation requires the Bank to obtain collateral from borrowing members to protect against potential credit losses and to accept only collateral approved by statute and regulation.

The Bank monitors the financial condition of borrowers and regularly verifies the existence and characteristics of a risk-based sample of mortgage collateral pledged to secure advances. Each borrower’s collateral requirements and the scope and frequency of its collateral verification reviews are dependent upon its financial condition. Since its establishment in 1932, the Bank has never experienced a credit loss on an advance. Management believes that an allowance for credit losses on advances is unnecessary at this time, based on the foregoing qualitative factors and the Bank’s historical loss experience.

Mortgage Loans

The Bank has an allowance for credit losses on the balances of mortgage loans held for portfolio. The allowance for credit losses represents management’s estimate of probable credit losses inherent in the Bank’s mortgage loan portfolio as of the balance sheet date. Estimating the amount of the allowance for credit losses requires significant judgment and the use of estimates related to the following, all of which may be susceptible to significant change: (1) the amount and timing of expected future cash flows and collateral values on mortgage loans independently reviewed and rated; (2) estimated losses on pools of homogeneous loans based on historical loss experience; and (3) consideration of current economic trends and conditions. Because current economic conditions can change, the adequacy of the allowance could change significantly. Credit losses on the Bank’s mortgage loan portfolio are charged off against the allowance while recoveries of amounts previously charged off are credited to the allowance. Provisions for credit losses are based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors that, in management’s judgment, deserve consideration under existing economic conditions in estimating probable credit losses.

The components of the allowance for credit losses represent an estimate made pursuant to either SFAS No. 5, Accounting for Contingencies (“SFAS 5”), or SFAS No. 114, Accounting by Creditors for Impairment of a Loan (“SFAS 114”). The allowance for credit losses consists of three components: (1) specific reserves established for expected losses on multifamily residential mortgage loans based on a detailed credit quality review performed annually; (2) a general reserve established for the remaining multifamily residential mortgage loans not subject to specific reserve allocations; and (3) a reserve determined by applying a projected loss ratio to homogenous, single-family residential mortgage loans that are not subject to individual credit reviews. The total allowance for credit losses, which includes the three components noted above, is available to absorb losses from any mortgage loan in the Bank’s mortgage loan portfolio.

Multifamily Residential Mortgage Loans

An independent third-party loan review is performed annually on all the Bank’s multifamily residential mortgage loans to identify credit risks and to assess the overall collectibility of those loans. Management may shorten this time frame if it notes significant changes in the portfolio’s performance in the quarterly review report provided on each loan. Specific reserves are established for all multifamily residential mortgage loans with a credit rating at or below a predetermined classification. These credit ratings involve a high degree of judgment in estimating the amount and timing of future cash flows and collateral values. The review of individual loans includes those loans that are impaired as defined in SFAS 114. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan. The loans are collateral dependent; that is, the ability to repay the loan is dependent on amounts generated by the collateral. Therefore, should a loan be classified as impaired in accordance with SFAS 114, the loan will be adjusted to reflect the fair value of the underlying collateral less costs to sell.

The Bank uses six grade categories when assigning credit ratings to individual loans. The Bank’s allowance for credit losses is sensitive to the credit ratings assigned to a loan. A hypothetical one-level downgrade or upgrade in the Bank’s credit ratings for all multifamily residential mortgage loans would not result in a change in the allowance for credit losses that would be material as a proportion of the principal balance of the Bank’s mortgage loan portfolio.

A general reserve is maintained on multifamily residential mortgage loans not subject to specific reserve allocations to recognize the economic uncertainty and the imprecision inherent in estimating and measuring losses when evaluating reserves for individual loans.

As of December 31, 2005 and 2004, the outstanding allowance for credit losses on multifamily residential mortgage loans was $473 thousand and $655 thousand, respectively.

Single-family Residential Mortgage Loans

The Bank calculates its allowance for credit losses on single-family residential mortgage loans based on an “observable event” policy. An observable event is an indication that a loss-causing incident has occurred. The Bank monitors the payment performance of its single-family residential mortgage loans and considers nonaccrual as an observable event. A projected loss ratio is applied to the balance of nonaccrual single-family residential mortgage loans in order to calculate an allowance for credit losses. Management applies judgment to derive a projected loss ratio associated with nonaccrual single-family residential mortgage loans. Whenever possible, the Bank uses independent, verifiable data or the Bank’s own historical loss experience in estimating the projected loss ratio. Choosing data that are not reflective of the Bank’s specific loan portfolio characteristics could affect loss estimates. The actual loss ratio experienced in the future may vary from the projected loss ratio. The uncertainty occurs because factors affecting the determination of probable losses inherent in the Bank’s single-family residential mortgage loan portfolio may exist that are not necessarily captured by the application of a projected loss ratio. The projected loss ratio may be adjusted for significant factors that, in management’s judgment, reflect the effect of any current conditions on loss recognition. Factors that management may consider in the analysis include characteristics of the local economy, trends in the nature and volume of loans (delinquencies, bankruptcies, and foreclosures), and findings of Finance Board examiners. See “Note 1—Summary of Significant Accounting Policies—Mortgage Loans Held in Portfolio” to the Bank’s 2005 financial statements for a further discussion of management’s estimate of credit losses.

As of December 31, 2005 and 2004, the outstanding allowance for credit losses on single-family residential mortgage loans was $84 thousand and $16 thousand, respectively. This allowance represents the allowance related to the Bank’s MPF Program only. There was no allowance related to the MPP as no nonperforming loans existed in the MPP.

The allowance for loan losses for mortgage loans decreased from 2004 and 2005 despite an increase in single-family residential mortgage loan delinquencies. The reduction in the allowance for loan losses was due to the write-down of a multifamily residential mortgage loan to its current market value prior to its sale.

Recent Accounting Guidance

FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-than-temporary Impairment and Its Application to Certain Investments. On November 3, 2005 the FASB issued FSP 115-1 and 124-1, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Bank does not expect the FSP to have a material effect on its results of operations or financial condition at the time of adoption. The Bank intends to adopt the FSP as of January 1, 2006.

Issuance of SFAS 154. In May 2005, SFAS 154, Accounting Changes and Error Correction, was issued and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued.

The Bank does not plan to implement early adoption but intends to adopt SFAS as of January 1, 2006.

DIG Issue B38 and DIG Issue B39. On June 30, 2005, the FASB issued Derivatives Implementation Group (“DIG”) Issue B38, “Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option” and DIG Issue B39, “Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor.” DIG Issue B38 addresses an application issue when applying SFAS 133, paragraph 12(c) to a put option or call option (including a prepayment option) embedded in a debt instrument. DIG Issue B39 addresses the conditions in SFAS 133, paragraph 13(b) as they relate to whether an embedded call option in a hybrid instrument containing a host contract is clearly and closely related to the host contract if the right to accelerate the settlement of debt is exercisable only by the debtor. DIG Issues B38 and B39 become effective for periods beginning after December 15, 2005. The Bank intends to adopt DIG Issues B38 and B39 as of January 1, 2006 and does not expect DIG Issues B38 and B39 to have a material effect on its results of operations or financial condition at the time of adoption.

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 (SFAS 155), issued on February 16, 2006, resolved issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets (“DIG Issue D1”). SFAS 155 amends SFAS 133 to simplify the accounting for certain derivatives embedded in other financial instruments (a hybrid financial instrument) by permitting fair-value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise required bifurcation, provided that the entire hybrid financial instrument is accounted for on a fair-value basis. SFAS 155 also establishes the requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, which replaces the interim guidance in DIG Issue D1. SFAS 155 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities a replacement of FASB Statement 125 (“SFAS 140”) to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to beneficial interests other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Bank), with earlier adoption allowed. The Bank has not yet determined the effect that the implementation of SFAS 155 will have on its results of operations or financial condition.

Risk Management

The Bank’s lending, investment, and funding activities and the use of derivative hedge instruments expose the Bank to a number of risks, including any one or more of the following:

•	Market risk, which is the risk that the value of the Bank’s assets will decline as a result of interest rates, foreign exchange rates, and equity and commodity prices

•	Liquidity risk, which is the risk that the Bank will be unable to meet its obligations or the credit needs of its members in a timely and cost-efficient manner

•	Credit risk, which is the risk that the value of the Bank’s assets will decline as a result of deterioration in creditworthiness of the Bank’s borrowers or counterparties

•	Business risk, which is the risk that external factors may affect the Bank’s results

•	Operational risk, which is the risk of unexpected loss resulting from external events, human error, fraud, or internal control or information system deficiencies.

To manage the Bank’s risk exposure, the Bank’s board of directors has adopted the RMP, which governs the Bank’s identification of, approach to, and management of these risks. In addition, the Bank is subject to the Finance Board’s regulations on risk management and certain provisions of the Finance Board’s FMP. The Bank’s board of directors reviews the RMP annually and approves the RMP in its entirety at least once every three years. It also reviews and approves amendments to the RMP from time to time as necessary. These periodic reviews are augmented by an annual Bank-wide risk assessment which the board of directors reviews to ensure that the RMP accurately reflects the risk philosophies of the board of directors.

The Bank’s board of directors establishes the risk philosophies for the Bank and works with management to align the Bank’s objectives to those philosophies. Multiple internal management committees with membership representing a broad divisional perspective meet monthly to provide timely and objective oversight of operational risk, business risk, credit risk, market risk and liquidity risk-management strategies, tactics, and results. The Executive Management Committee (“EMC”) oversees major Bank-wide strategic and policy issues and oversees the work of the other Bank committees.

Market Risk

The Bank is exposed to market risk in that changes in interest rates and foreign exchange rates can have a direct effect on the value of the Bank’s assets and the assets of the Bank’s members. As a result of the volume of interest-earning assets and interest-bearing liabilities held by the Bank, the market risk having the greatest effect on the Bank’s financial condition and results of operations is interest-rate risk.

Interest-rate Risk Management. Interest-rate risk represents the risk that the aggregate market value or estimated fair net value of the Bank’s asset, liability, and derivative portfolios will decline as a result of interest-rate volatility or that net earnings will be reduced significantly by interest-rate changes. Interest-rate risk can occur in a variety of forms. These include repricing risk, yield-curve risk, basis risk, and option risk. The Bank faces repricing risk whenever asset and liability repricing terms are not synchronized, resulting in interest-margin sensitivity to changes in market interest rates. Yield-curve risk reflects the possibility that changes in the shape of the yield curve may affect the market value of the Bank’s assets and liabilities differently. Basis risk occurs when the relationships between interest-rate curves for different financial instruments change. Option risk results when assets or liabilities contain prepayment options not controllable by the Bank. Mortgage assets represent the primary source of option risk for the Bank.

The objective of interest-rate risk management is to preserve the Bank’s financial strength while operating profitably. The risk that relative and absolute changes in interest rates may affect adversely the Bank’s financial condition is inherent in its business activities. Management and management committees continually monitor the Bank’s sensitivity to interest-rate changes and evaluate appropriate risk-mitigation strategies. The primary goal of the Bank’s interest-rate risk measurement and management efforts is to control duration risk, repricing risk, option risk, and income risk through prudent asset-liability management strategies so the Bank can attract capital at a low cost. This includes providing members with dividends that consistently are competitive with existing market interest rates on alternative short-term and variable-rate investments. The Bank uses a number of financial metrics to determine its potential market risk exposure: asset, liability, and equity duration analyses; a variety of earnings forecast scenarios that reflect repricing gaps; and convexity characteristics under assumed changes in interest rates, the shape of the yield curve, and market basis relationships. The Bank establishes appropriate tolerance limits for these financial metrics and uses internal models to measure each of these risk exposures at least monthly. The Finance Board reviews implementation of these models and Bank compliance with interest-rate risk limits in the annual safety-and-soundness examination.

Management attempts to control interest-rate risk exposure by using appropriate funding instruments and hedging strategies. Hedging may occur at the micro level, for one or more specifically identified transactions, or at the macro level. Management evaluates the Bank’s macro hedge positions and funding strategies on a daily basis and makes adjustments as necessary.

Derivatives and Hedging Activities

General Types of Derivatives. The Bank enters into derivative arrangements including interest-rate swaps, options, swaptions, interest-rate cap and floor agreements, and forward contracts (collectively referred to as interest-rate exchange agreements) to manage its exposure to changes in interest rates. The Bank uses these derivatives to adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk-management objectives. The Bank uses derivative financial instruments in three ways:

•	As a fair-value hedge of an underlying financial instrument or a firm commitment

•	As an intermediary

•	As an asset-liability management tool, such as a non-SFAS 133 economic hedge.

For example, the Bank uses interest-rate exchange agreements in its overall interest-rate risk management to adjust, in essence, the interest-rate sensitivity of consolidated obligations to approximate more closely the interest-rate sensitivity of assets, such as advances, investments, and mortgage loans, and/or to adjust, in essence, the interest-rate sensitivity of advances, investments, or mortgage loans to approximate more closely the interest-rate sensitivity of the Bank’s liabilities. In addition to using interest-rate exchange agreements to manage mismatches of interest rates between assets and liabilities, the Bank also uses interest-rate exchange agreements to manage embedded options in assets and liabilities; to hedge the market value of existing assets, liabilities, and anticipated transactions; to hedge the option risk of prepayable instruments; and to reduce funding costs. The Bank reevaluates its hedging strategies from time to time and may change the hedging techniques used or adopt new strategies.

Interest-rate Exchange Agreements. Consistent with Finance Board regulation, the Bank enters into interest-rate exchange agreements only to reduce the interest-rate risk exposure inherent in otherwise unhedged assets and funding positions. The Bank does not engage in speculative trading of these instruments. The Bank’s management attempts to use interest-rate exchange agreements to reduce interest-rate exposure in the most cost-efficient strategy. The Bank may enter into interest-rate exchange agreements that do not qualify for hedge accounting under SFAS 133 accounting rules. As a result, the Bank recognizes the change in fair value of these interest-rate exchange agreements in other income as net gains (losses) on derivatives and hedging activities with no offsetting fair-value adjustments of the hedged asset, liability, or firm commitment. Consequently, these transactions can introduce earnings volatility.

Swaps. A swap is an agreement between two entities to exchange cash flows in the future. The agreement defines the dates when the cash flows are to be paid and the way they will be calculated. A “plain vanilla” interest-rate swap is an agreement by one party to pay cash flows equal to interest at a predetermined fixed rate on a notional principal for a number of years; in return, the entity receives interest at a variable rate on the same notional principal for the same period of time. The variable rate in most of the Bank’s interest-rate swap agreements is LIBOR. The fixed rate typically closely resembles the rate of the underlying hedged item.

Options. An option is a contract in which the seller of the option grants the buyer of the option the right to purchase from, or sell to, the seller a designated instrument at a specified price within a specified period of time. The seller grants this right to the buyer in exchange for a certain sum of money called the option price or option premium.

Swaptions. A swaption is an option on a swap that gives the buyer the right to enter into a specified interest-rate swap at a certain time in the future. When the Bank is planning future lending or borrowing, it may use swaptions as a hedge that provides protection against interest-rate changes. The Bank purchases both payer swaptions, which provide the Bank with the option to pay a fixed rate at a later date, and receiver swaptions, which provide the Bank with the option to receive a fixed rate at a later date.

Interest-rate Caps and Floors. A cap is a contract or financial instrument that generates a cash flow if the price or rate of an underlying variable rises above some threshold “cap.” A floor is a contract or financial instrument that generates a cash flow if the price or rate of an underlying variable falls below some threshold “floor.” The Bank uses caps and floors in conjunction with assets and liabilities. Caps and floors are designed to provide protection against the rate of interest on a variable-rate asset or liability rising above or falling below a certain level. In addition, the Bank uses caps to hedge the extension risk embedded in its fixed-rate mortgage loan portfolio and the caps embedded in its adjustable-rate MBS portfolio.

Table of Derivative Financial Instruments. The following table summarizes the fair-value amounts of derivative financial instruments, excluding accrued interest, by product type at December 31, 2005 and 2004. The table shows an increase in notional amount of $5.9 billion or 3.7 percent from December 31, 2004 to December 31, 2005, due to increases primarily in COs. The fair value of the derivatives portfolio increased by $826.6 million from December 31, 2004 to December 31, 2005 due to changes in interest rates and the spreads between interest rates during the period. As of December 31, 2005 and 2004, the net derivative balance, calculated as derivative assets minus derivative liabilities, was ($1.1) billion and ($1.9) billion, respectively, which amounts are reflected the Bank’s Statements of Condition. Under SFAS 149, mandatory delivery commitments for purchased loans under both the MPF Program and MPP are marked to fair value and carried on the balance sheet as derivatives.

Derivative Financial Instruments Excluding Accrued Interest

By Product

	As of December 31,
	2005		2004
	Total Notional	Estimated Fair Value Gain /(Loss) (excludes accrued interest)	Total Notional	Estimated Fair Value Gain /(Loss) (excludes Accrued interest)
			(Restated)
	(In thousands)
Advances
Fair value	$61,404,695	$304,574	$60,446,174	$(1,125,090)
Firm commitments	—	—	50,000	191
Economic	1,175,000	(40)	7,206,000	(9,439)

Total	62,579,695	304,534	67,702,174	(1,134,338)

Investments
Fair value	—	—
Economic	9,376,169	(190,969)	9,179,938	(412,083)

Total	9,376,169	(190,969)	9,179,938	(412,083)

MPF/MPP loans
Stand alone purchase commitments	10,406	10	12,076	(2)

Total	10,406	10	12,076	(2)

Consolidated obligations-bonds
Fair value	92,103,834	(1,214,426)	79,365,810	(381,764)
Economic	339,500	(1,919)	889,500	(466)

Total	92,443,334	(1,216,345)	80,255,310	(382,230)

Consolidated obligations-discount notes
Economic	—	—	1,500,000	(775)

Total	—	—	1,500,000	(775)

Intermediary positions
Intermediaries	406,168	430	223,937	508

Total	406,168	430	223,937	508

Total notional and fair value	$164,815,772	$(1,102,340)	$158,873,435	$(1,928,920)

Total derivatives excluding accrued interest		$(1,102,340)		$(1,928,920)
Accrued Interest		41,450		57,098

Net derivative balance		(1,060,890)		(1,871,822)

Net derivative assets balance		162,492		185,878
Net derivative liabilities balance		(1,223,382)		(2,057,700)

Net derivative balance		$(1,060,890)		$(1,871,822)

Quantitative Disclosure about Interest-rate Risk. The Bank measures interest-rate risk exposure by various methods, including calculating the duration of assets, liabilities, and equity under various scenarios. The primary tools the Bank currently uses to manage its market risk exposure are multiscenario duration measurements and policy limitations. The Bank evaluates and manages both the asset-liability duration gap and the duration of equity on a regular basis. Duration is the weighted-average maturity (typically measured in months or years) of an instrument’s cash flows, weighted by the present value of those cash flows. As duration lengthens, market-value changes become more sensitive to interest-rate changes. The value of an instrument with a duration of five years will change by approximately five percent with a one-percentage point change in interest rates.

Duration of equity aggregates the estimated sensitivity of market value for each of the Bank’s financial assets and liabilities to changes in interest rates. However, market value of equity should not be considered indicative of the market value of the Bank as a going concern or the value of the Bank in a liquidation scenario. The duration gap measures the difference between the estimated durations of portfolio assets and liabilities and summarizes the extent to which the estimated cash flows for assets and liabilities are matched, on average, over time and across interest-rate scenarios.

A positive duration of equity or a positive duration gap results when the duration of assets is greater than the duration of liabilities. A negative duration of equity or a negative duration gap results when the duration of assets is less than the duration of liabilities. A positive duration generally indicates that the Bank has a degree of interest-rate risk exposure in a rising rate environment, and a negative duration indicates a degree of interest-rate risk exposure in a declining interest-rate environment. A positive duration gap signals a greater exposure to rising interest rates because it indicates that the duration of assets exceeds the duration of liabilities. Higher duration numbers, whether positive or negative, indicate greater volatility of market value of equity in response to changing interest rates.

Duration of equity is computed by taking the market value-weighted duration of assets, less the market value-weighted duration of liabilities, and dividing the remainder by the market value of equity. The Bank employs sophisticated modeling systems to measure duration of equity. Duration gap is calculated as the duration of assets minus the duration of liabilities. The table below reflects the Bank’s duration exposure measurements as calculated in accordance with current Finance Board regulations.

Duration Exposure

(In months)

	As of December 31,
	2005			2004
	Up 200 Basis Points	Current	Down 200 Basis Points*	Up 200 Basis Points	Current	Down 200 Basis Points*
Assets	7.4	7.2	4.0	8.0	7.6	4.9
Liabilities	6.7	6.9	5.8	7.5	7.1	6.4
Equity	25.3	15.0	(37.0)	17.1	17.9	(31.8)
Duration gap	0.7	0.3	(1.8)	0.5	0.5	(1.5)

*	The “down 200 basis points” scenarios shown above are considered to be “constrained shocks;” to prevent the possibility of negative interest rates when a designated low-rate environment exists, shocked rates are limited to the largest parallel down shock that produces post-shock Treasury rates no lower than 35 basis points.

As shown in the table above, at December 31, 2005, the Bank’s base-case duration gap was 0.3 months, with a duration of equity of 15 months. At December 31, 2004, the Bank’s base-case duration gap was 0.5 months and its duration of equity was 17.9 months. The duration of equity and the duration gap were lower at December 31, 2005 than at December 31, 2004, indicating that the Bank has reduced its exposure to rising interest rates. These decreases can be attributed to a variety of factors, including changes in interest rates, prepayments, asset selection, and funding mix.

Due to the current low interest-rate environment, management has determined that it would be prudent to consider interest-rate movements of a lesser magnitude than the +/-200 basis point shifts required by the Bank’s RMP. The table below shows duration exposure to increases and decreases in interest rates in 50 basis point increments as of December 31, 2005.

Additional Duration Exposure Scenarios

(In months)

	As of December 31, 2005
	Up 150 Basis Points	Up 100 Basis Points	Up 50 Basis Points	Current	Down 50 Basis Points	Down 100 Basis Points	Down 150 Basis Points
Assets	7.5	7.5	7.5	7.2	6.6	5.6	4.6
Liabilities	6.8	6.9	6.9	6.9	6.6	6.2	5.8
Equity	22.5	22.1	19.9	15.0	7.0	(6.4)	(25.3)
Duration gap	0.7	0.6	0.6	0.3	0.0	(0.6)	(1.2)

Another way the Bank analyzes its interest-rate risk and market exposure is by evaluating the theoretical market value of equity. The market value of equity represents the net result of the present value of future cash flows discounted to arrive at the theoretical market value of each balance sheet item. By using the discounted present value of future cash flows, the Bank is able to factor in the various maturities of assets and liabilities, similar to the duration analysis discussed above. The difference between the market value of total assets and the market value of total liabilities is the market value of equity. As shown in the table below, the Bank’s base case market value of equity was approximately $5.9 billion and $5.6 billion on each of December 31, 2005 and 2004, respectively.

Market Value of Equity

	December 31, 2005			December 31, 2004
	Up 200 Basis Points	Current	Down 200 Basis Points*	Up 200 Basis Points	Current	Down 200 Basis Points*
		(In millions)
Assets	$142,109	$143,901	$145,253	$131,220	$133,025	$134,160
Liabilities	136,377	137,959	139,395	125,820	127,422	128,707
Equity	5,732	5,942	5,858	5,400	5,603	5,453

*	The “down 200 basis points” scenarios shown above are considered to be “constrained shocks;” to prevent the possibility of negative interest rates when a designated low-rate environment exists, shocked rates are limited to the largest parallel down shock that produces post-shock Treasury rates no lower than 35 basis points.

Under the Bank’s RMP, the Bank must maintain its duration of equity within a range of +60 months to –60 months, assuming current interest rates, and within a range of +84 months to –84 months, assuming an instantaneous parallel increase or decrease in market interest rates of 200 basis points. Market value of equity must not decline by more than 25 percent, assuming an immediate, parallel, and sustained interest-rate shock of 200 basis points in either direction. If duration of equity or market value of equity is approaching the boundaries of these ranges, management will initiate remedial action or review alternative strategies at the next meeting of the Finance Committee of the board of directors. Remedial action could include, but is not limited to, exercising options on short-term debt and issuing long-term debt, entering into pay-fixed interest-rate swaps, or purchasing interest-rate caps.

The prepayment risk in both advances and investment assets can affect significantly the Bank’s duration of equity and duration gap. Current regulations require the Bank to mitigate advance prepayment risk by establishing prepayment fees that make the Bank financially indifferent to a borrower’s decision to prepay an advance that carries a rate above current market rates unless the advance contains explicit par value prepayment options. The Bank’s prepayment fees for advances without embedded options generally are based on the present value of the difference between the rate on the prepaid advance and the current rate for an advance with an identical maturity date. Prepayment fees for advances that contain embedded options generally are based upon the market value of the derivative instrument that the Bank used to hedge the advance.

The Bank carries a significant MBS investment portfolio and anticipates modest growth in mortgage loan purchases from members. The prepayment options embedded in mortgage loan and mortgage security assets may result in extensions or contractions of both actual and expected cash flows when interest rates change. Current Finance Board policies limit this source of interest-rate risk by limiting the types of MBS the Bank may own to those with defined estimated average life changes under specific interest-rate shock scenarios. These limits do not apply to mortgage loans purchased from members. The Bank typically hedges mortgage prepayment uncertainty by using callable debt as a funding source and by using interest-rate cap, floor, and swaption transactions. In order to reduce the Bank’s exposure to prepayment risk, the amount of callable debt liabilities used to fund the Bank’s mortgage investments grew from $5.5 billion on December 31, 2004 to $6.3 billion at December 31, 2005. The Bank also uses interest-rate exchange agreements to reduce duration and option risks for investment securities other than MBS. Duration and option risk exposures are measured on a regular basis for all investment assets under alternative rate scenarios.

Liquidity Risk

Liquidity risk is defined as the risk that the Bank will be unable to meet its obligations as they come due or meet the credit needs of its members and associates in a timely and cost-efficient manner. The Bank’s objective is to meet operational and member liquidity needs under all reasonable economic and operational situations. The Bank uses liquidity to absorb fluctuations in asset and liability balances and to assure an adequate reservoir of funding to support attractive and stable advance pricing. The Bank meets its liquidity needs from both asset and liability sources.

The Bank faces two basic types of liquidity risk– operational and contingent. Operational liquidity is defined as the ready cash and borrowing capacity available to meet the Bank’s day-to-day needs. In order to provide for adequate operational liquidity on each business day, the Bank has established a daily liquidity target equal to the sum of the following:

•	Opening cash balance (includes the cash available at the start of each business day, as well as all anticipated investment maturities and scheduled consolidated obligation and discount note settlements)

•	50 percent of all securities available for repurchase

•	Projected excess of up to $500 million overnight discount notes, in an amount not less than the greater of 50 percent of member deposits or 100 percent of the current business day’s liability maturities

•	100 percent of the current day’s asset settlements.

If on any day the operational liquidity calculation results in a negative value, the Bank’s RMP requires management to review such occurrence at the next monthly meeting of ALCO and report such occurrence to the Finance Committee of the board of directors at its next meeting.

Contingency liquidity is defined as the liquidity available should the need for liquidity increase as the result of increased member requests or a disruption of normal access to funding markets. Sources of contingency liquidity include the following:

•	Cash

•	All securities available for repurchase

•	All self-liquidating assets maturing in seven days or less

•	Marketable assets with a maturity of one year or less

•	Irrevocable lines of credit from financial institutions rated not lower than the second highest credit rating category by an NRSRO.

In order to ensure adequate contingency liquidity, the Bank’s RMP requires it to maintain a positive value for the following calculation:

Marketable non-advance assets maturing in one year or less

+Cash plus overnight federal funds sold from prior day

+All non-advance assets maturing in seven days or less

+95 percent of agency securities available for repurchase

+85 percent of non-agency securities available for repurchase

+75 percent of irrevocable lines of credit for second-highest ranking category/NRSRO

= Total contingency liquidity available

+Total liability maturities over the next seven days

+50 percent of total deposits plus 100 percent of debt that is to be called over the next seven days

= Net contingency liquidity.

If on any day the contingency liquidity calculation results in a negative value, the Bank’s RMP requires management to review such occurrence at the next meeting of ALCO and to report such occurrence to the Finance Committee of the board of directors at its next meeting. In the event of an actual stressed environment, the Bank will prioritize liquidity requests from its members, and management will consult with the Finance Committee of the board of directors at the earliest opportunity to discuss a remedial strategy.

The Bank has not experienced negative operational or contingency liquidity during the years ended December 31, 2005 and 2004.

The Bank attempts to maintain sufficient liquidity to service debt obligations for at least 90 days assuming restricted debt market access. In addition, Finance Board regulations and the Bank’s RMP require the Bank to maintain contingent liquidity in an amount sufficient to meet its liquidity needs for five business days if it is unable to access the capital markets. The Bank was in compliance with these requirements at December 31, 2005.

Acquisitions involving members of the Bank and the relinquishment of Bank membership by a member can result in the need for the Bank to redeem or repurchase capital stock. During 2004, there were seven out-of-district acquisitions of Bank members by nonmembers. These acquisitions resulted in the Bank’s redemption of approximately $28 million in capital stock. These members had $270.4 million in advances outstanding at

December 31, 2005. During 2004, the Bank repurchased approximately $438 million in capital stock as a result of institutions, relinquishing their membership in the Bank. There were no capital redemption requests from members pending at December 31, 2005. At December 31, 2005, holders of Class B stock held approximately $12.3 million in excess stock. For a more detailed description of the Bank’s redemption obligations, see Item 11: “Description of Registrant’s Securities to be Registered.”

Joint and Several Liability Risk. As discussed previously in this registration statement, the Bank is jointly and severally liable with each and all of the other FHLBanks for the payment of principal and interest on consolidated obligations of all the FHLBanks. As of December 31, 2005, there were two supervisory actions taken by the Finance Board in the form of written agreements with two other FHLBanks and the individual credit ratings of several FHLBanks recently had been lowered. The Finance Board entered into a written agreement with FHLBank Chicago, dated June 30, 2004, and amended on October 18, 2005, providing for an independent review of risk management, internal audit, capital management, and accounting and record-keeping practices due to FHLBank Chicago’s 2004 supervisory examination. On December 10, 2004, the Finance Board announced that it had entered into a written agreement with FHLBank Seattle imposing certain requirements intended to strengthen the risk management, capital structure, governance, and capital plan of FHLBank Seattle.

In addition to these regulatory actions, the credit ratings of three FHLBanks recently have been downgraded. Since September 26, 2003, S&P has lowered its long-term counterparty credit rating on FHLBank New York, FHLBank Chicago, and FHLBank Seattle, in each case to AA+ from AAA. Although the credit ratings of the consolidated obligations of the FHLBanks have not been affected by these actions, similar ratings actions or negative guidance may affect adversely the Bank’s cost of funds and ability to issue consolidated obligations on acceptable terms.

Based on its knowledge, management of the Bank does not believe that these developments should affect the Bank’s individual liability on the FHLBanks’ outstanding COs.

Credit Risk

Credit risk is the risk of loss due to defaults on principal and interest payments on advances, investments, interest-rate exchange agreements, and mortgage loans.

Advances. The Bank uses a risk-focused approach to credit and collateral underwriting. The Bank attempts to reduce credit risk on advances by monitoring the financial condition of borrowers and counterparties and by requiring members or their affiliates to pledge sufficient eligible collateral for all advances.

Creditworthiness

The Bank periodically, typically on a quarterly basis, assesses members’ creditworthiness and financial condition to determine the maximum amount and term of the advances the Bank may lend to a particular member.

Collateral

The Bank obtains a security interest in eligible collateral to fully secure a member’s advances at the time it originates or renews an advance. The FHLBank Act limits eligible collateral to certain investment securities, residential mortgage loans, deposits with the Bank, and other real estate related assets acceptable to the Bank. The FHLBank Act and Finance Board regulations permit the Bank to accept additional categories of eligible collateral from certain members. Members that qualify as community financial institutions (“CFIs”), defined in 2006 as FDIC-insured depository institutions with average total assets of $587 million or less over the preceding three-year period, may pledge small-business, small-farm, and small-agribusiness loans as collateral for advances. The Bank presently does not accept these forms of collateral to secure CFI advances but may do so in the future.

The Bank requires each borrower to execute an advances and security agreement that establishes the Bank’s security interest in all collateral pledged by the borrower to the Bank. The Bank perfects its security interest in collateral by filing a UCC-1 financing statement covering the collateral pledged to the Bank before making an advance to the borrower. The Bank may, in its discretion, require the delivery of loan collateral at any time. The Bank requires that a borrower pledging securities collateral to the Bank transfer “control” of that collateral to the Bank as provided in the UCC before making an advance to the borrower.

The FHLBank Act affords any security interest granted to the Bank by any member of the Bank, or any affiliate of any such member, priority over the claims and rights of any party (including any receiver, conservator, trustee, or similar party having rights of a lien creditor), other than claims and rights that (1) would be entitled to priority under otherwise applicable law and (2) are held by actual bona fide purchasers for value or by actual secured parties that are secured by actual perfected security interests.

Pursuant to its regulations, the FDIC has recognized the priority of the FHLBanks’ security interest under the FHLBank Act and the right of the FHLBanks to require delivery of collateral held by the FDIC as receiver for a failed depository institution.

The Bank periodically revalues the collateral pledged by members to secure outstanding advances. This valuation process occurs quarterly, monthly, or daily depending on the form of pledge and type of collateral. Additionally, the Bank conducts periodic collateral verification reviews to ensure the eligibility, adequacy, and sufficiency of the collateral pledged by members.

In order to ensure that advances are fully secured, the Bank values pledged collateral by assigning a collateral discount to each type of eligible collateral. The discounts to market value, or book value in certain cases, are from three percent for U.S. Treasury and agency securities; 10 percent for private-label MBS; 15 percent to 33 percent for residential first-mortgage loans; and 50 percent for loans backed by home equity lines of credit, second mortgages, multifamily properties, and commercial real estate. These discounts are subject to adjustment at any time, in the discretion of the Bank. The collateral discount process takes into consideration any risk factors the Bank may encounter in liquidating the collateral to obtain repayment of an advance in the event of a member’s default. The types of risks addressed in the collateral valuation process include accrued and unpaid post-default interest, post-default holding, resolution, and disposition costs, as well as discounts applied by the secondary market to account for any one or more of the following:

•	Change in market value of the pledged loan or security due to current interest rates

•	Decline in underlying real estate values of the properties backing the loan or security

•	Credit underwriting of the assets.

Risk Focused Approach

The Bank categorizes each borrowing member according to the relative amount of credit and/or collateral risk it poses to the Bank. In general, borrowers in the higher-rated categories (less credit/collateral risk) have fewer restrictions on the types of collateral they may use to secure advances, are subject to smaller collateral discounts for residential first-mortgage collateral, and face less stringent collateral reporting requirements. As of December 31, 2005, approximately 95 percent of the Bank’s borrowing members were in the higher-rated categories.

The following table provides information about the types of collateral held for the Bank’s advances (dollars in millions):

	Outstanding Advances	Discounted Value of Collateral Pledged by Members	Residential First Mortgage and Security Collateral (%)	Commercial Real Estate Mortgage Collateral (%)	Multifamily and Home Equity Line of Credit Collateral (%)
December 31, 2005	$101,642	$198,986	84.8	5.1	10.1
December 31, 2004	94,795	174,535	85.4	5.5	9.1

Based on the collateral pledged as security for advances, the Bank’s policies and procedures for managing credit risk, and the fact that it has never experienced a credit loss on an advance, the Bank has not established a loan loss allowance for advances.

Investments and Interest-Rate Exchange Agreements. While the Bank faces what it believes to be minimal credit risk on advances to members, it is subject to credit risk on certain unsecured investments, including federal funds sold and MBS, and interest-rate exchange agreements. The Bank follows guidelines approved by its board of directors on unsecured extensions of credit, which are more conservative than the Finance Board regulations with regard to term limits and eligible counterparties. Unsecured credit exposure to any counterparty is limited by the credit quality and capital of the counterparty and by the capital of the Bank. As with members, the Bank continuously monitors the financial condition of all investment counterparties to determine whether each counterparty is in compliance with the Bank’s RMP and the Finance Board’s regulations. On a monthly basis, management produces and the board of directors reviews financial monitoring reports detailing the financial condition of the Bank’s counterparties.

The following tables represent the credit ratings of the Bank’s derivative counterparties at December 31, 2005 and December 31, 2004.

Derivative Counterparty Credit Exposure

As of December 31, 2005

Credit Rating	Notional Amount	Total Net Exposure at Fair Value	Collateral Held	Net Exposure After Collateral
	(In thousands)
AAA	$9,179,135	$—	$—	$—
AA	84,244,004	68,439	53,532	14,907
A	71,179,143	88,744	76,087	12,657
Member institutions *	203,084	53	—	—
Delivery commitments	10,406	10	—	—

Total derivatives	$164,815,772	$157,246	$129,619	$27,564

*	Collateral held with respect to derivative financial instruments with member institutions represents either collateral physically held by or on behalf of the Bank or collateral assigned to the Bank, as evidenced by a written security agreement, and held by the member institution for the benefit of the Bank.

Derivative Counterparty Credit Exposure

As of December 31, 2004

Credit Rating	Notional Amount	Total Net Exposure at Fair Value	Collateral Held	Net Exposure After Collateral
	(In thousands)
AAA	$8,954,135	$—	$—	$—
AA	57,510,839	183,162	157,149	26,013
A	92,284,417	57	—	57
Member Institutions *	111,968	1,070	—	—
Delivery Commitments	12,076	—	—	—

Total Derivatives	$158,873,435	$184,289	$157,149	$26,070

*	Collateral held with respect to derivative financial instruments with member institutions represents either collateral physically held by or on behalf of the Bank or collateral assigned to the Bank, as evidenced by a written security agreement, and held by the member institution for the benefit of the Bank.

Derivative transactions may subject the Bank to credit risk due to potential nonperformance by counterparties to the agreements. The Bank seeks to limit the degree of derivative counterparty risk by collateral requirements and netting procedures that establish collateral requirement thresholds. The Bank also manages counterparty credit risk through credit analysis, collateral management, and other credit enhancements and by following Finance Board regulatory requirements, which set forth the eligibility criteria for counterparties (i.e., minimum capital requirements, NRSRO ratings, dollar and term limits, etc.). The Bank requires collateral agreements with interest-rate exchange agreement counterparties that establish maximum allowable net unsecured credit exposure before collateral requirements are triggered. Limits are based upon each individual counterparty’s credit rating. Uncollateralized exposures result when credit exposures to specific counterparties fall below collateralization trigger levels.

At December 31, 2005, the Bank had $164.8 billion in total notional amount of interest-rate exchange agreements outstanding compared to $158.9 billion at December 31, 2004. The notional amount serves as a factor in determining periodic interest payments or cash flows received and paid and does not represent actual amounts exchanged or the Bank’s exposure to credit and market risk. The amount potentially subject to credit loss is based upon each counterparty’s net payment obligations. The credit risk of derivatives is measured on a portfolio basis by netting the market values of all outstanding transactions with each specific counterparty.

As of December 31, 2005, 32 counterparties represented 100 percent of the total notional amount of outstanding derivative transactions and each counterparty had a credit rating of A or better. Of these counterparties, there were three, Goldman Sachs, JP Morgan Chase Bank, and Lehman Brothers Holding Inc., that represented more than 10 percent of the total notional amount and two, Lehman Brothers Holding Inc. and Deutsche Bank AG, that represented more than 10 percent of the total net exposure. At December 31, 2004, 30 counterparties represented 100 percent of the total notional amount of outstanding derivative transactions and each had a credit rating of A or better. Of these counterparties, there were three, Goldman Sachs, JP Morgan Chase Bank, and Lehman Brothers SF, that represented more than 10 percent of the total notional amount, and two, ABN-AMRO Bank NV and National Australia Bank LTD, that represented more than 10 percent of the total net exposure. None of these aforementioned counterparties was a member of the Bank or any other FHLBank.

The maximum credit risk is the estimated net cost of replacing all interest-rate exchange agreements if the counterparty defaults, net of the value of related collateral. At December 31, 2005, the Bank had credit risk exposure to 32 counterparties in an aggregate amount, before considering collateral, of $157.2 million, and at December 31, 2004, the Bank had credit risk exposure to 30 counterparties in an aggregate amount, before considering collateral, of $184.3 million. The Bank’s net uncollateralized exposure to these counterparties was approximately $27.6 million and $26.1 million as of December 31, 2005 and December 31, 2004, respectively.

The net exposure after collateral is treated as unsecured credit consistent with the Bank’s RMP and Finance Board regulations if the counterparty has an NRSRO rating. If the counterparty does not have an NRSRO rating, the Bank requires collateral for the full amount of the exposure.

At December 31, 2005, the Bank’s liquidity portfolio resulted in unsecured credit exposure to counterparties other than the U.S. government or U.S. government agencies and instrumentalities of $13.7 billion, most of which represented federal funds sold. This exposure represented an increase of $1.3 billion from the $12.4 billion of unsecured credit exposure to such counterparties at December 31, 2004. At December 31, 2005, the distribution of maturities of unsecured credit exposure was approximately as follows:

•	51 percent of the exposure matured in one business day

•	Six percent matured within two to 30 calendar days

•	Eight percent matured within 31 to 90 calendar days

•	One percent matured within 91 to 270 calendar days

•	34 percent matured after 270 calendar days and consisted of housing bonds and derivative exposure.

This distribution represented a typical maturity schedule for the Bank’s liquid investments. At December 31, 2005, the Bank had no unsecured credit exposure to any single non-U.S. government counterparty that was greater than 10 percent. The Bank had exposure to three counterparties in excess of five percent but less than 10 percent of total exposure.

The Bank’s RMP permits the Bank to invest in MBS of certain GSEs or other MBS, CMOs, and REMICS rated AAA by S&P or Aaa by Moody’s. The following tables reflect the S&P ratings of the MBS owned by the Bank at each of December 31, 2005 and December 31, 2004.

	Mortgage-backed Securities
	As of December 31, 2005
	Amount	AAA	AA	A	Less Than A
	(In thousands)
Issued, guaranteed, or fully insured by:
Pools of mortgages
Fannie Mae	$822,711	$822,711	$—	$—	$—
Freddie Mac	1,686,008	1,686,008	—	—	—
Ginnie Mae	85,721	85,721	—	—	—
CMOs/REMICS
Fannie Mae	—	—	—	—	—
Ginnie Mae	3,187	3,187
Non-federal agency
CMOs/REMICS	16,019,462	16,019,462	—	—	—

Total	$18,617,089	$18,617,089	$—	$—	$—

	Mortgage-backed Securities
	As of December 31, 2004
	Amount	AAA	AA	A	Less Than A
	(In thousands)
Issued, guaranteed, or fully insured by:
Pools of mortgages
Fannie Mae	$1,015,761	$1,015,761	$—	$—	$—
Freddie Mac	2,045,684	2,045,684	—	—	—
Ginnie Mae	119,813	119,813	—	—	—
CMOs/REMICS
Fannie Mae	813	813	—	—	—
Ginnie Mae	4,592	4,592
Non-federal agency
CMOs/REMICS	14,104,766	14,104,766	—	—	—

Total	$17,291,429	$17,291,429	$—	$—	$—

Mortgage Loans.

MPF

The Bank had balances of mortgage assets held under its MPF Program of $2.5 billion as of December 31, 2005 and $2.0 billion as of December 31, 2004, respectively. The Bank’s loan loss reserve for MPF assets as of December 31, 2005 and 2004 was approximately $84 thousand and $16 thousand, respectively. Through year-end 2005, the Bank has had no credit losses under the MPF program. A description of the MPF Program is contained in Item 1: “Business-Mortgage Loans Held for Portfolio-MPF.”

The Bank seeks to manage the credit risk associated with the MPF Program by structuring possible losses into several layers. Consistent with the customary practice of conventional mortgage lenders, the Bank, as a condition of purchasing an MPF loan, requires primary mortgage insurance (“PMI”) for loans with down payments of less than 20 percent of the original purchase price. A first loss account FLA established by the Bank tracks a specified loss in excess of the PMI. The Bank is responsible for establishing and funding the FLA when necessary and does not receive a fee for maintaining the account. The PFI holds no interest in the FLA. The FLA account represents the amount of losses to which the Bank may be exposed after the PMI but before the PFI credit enhancement discussed below. The costs of the FLA and credit enhancement fees discussed below are factored into determining a purchase price for loans under the program. The specific provisions relating to reimbursement are contained in Item 1: “Business Overview – Mortgage Loans held for Portfolio-MPF.” The aggregate total of the FLA accounts stood at $13.3 million and $10.1 million for the years ended December 31, 2005 and 2004, respectively.

The PFI is required to provide credit enhancement to absorb a specified amount of additional losses beyond the FLA. The credit enhancement layer ensures that the PFI retains a portion of the credit risk in the loans it originates. The Bank has never incurred a credit loss pursuant to which a claim has been paid by SMI.

The Bank pays each PFI a monthly “credit enhancement fee” for managing this portion of the credit risk. The Bank paid credit enhancement fees of $3.0 million, $2.2 million and $1.2 million for the years ended December 31, 2005, 2004, and 2003, respectively. The Bank may curtail payment of these credit enhancement fees to a PFI to recover losses suffered by the Bank through the FLA. Over the period from January 1, 2002 to December 31, 2005, there has been a total reduction of $57 thousand in credit enhancement fees payable due to offsets. This amount was due to (1) reductions in interest rates under the Soldiers and Sailors Civil Relief Act, which provides for the temporary reduction of interest rates charged to active duty armed forces personnel; and (2) the final disposition of the Bank’s real estate owned.

By program, the Bank paid average credit enhancement fees in 2005 as follows:

•	Original MPF – 10 basis points annually

•	MPF 100 – 7.25 basis points annually

•	MPF 125 – 8.5 basis points annually

•	MPF Plus – 14 basis points annually

The credit enhancement amounts are calculated against the pool of mortgages that a PFI has delivered under a specific master commitment. This master commitment specifies a targeted dollar amount of total loans that will be delivered over a specific time frame, typically nine months to one year.

MPP

The Bank had balances of mortgage assets held under MPP of $292.5 million and $216.6 million as of December 31, 2005 and 2004, respectively. A description of MPP is contained in Item 1: “Business-Mortgage Loans Held for Portfolio-MPP.”

The credit enhancement layers for MPP conventional loans consist of PMI (if applicable), the LRA and SMI, and such total credit enhancement is sized to provide the equivalent of AA rating under the S&P levels rating methodology (although the assets are not rated by S&P or any other agency). The LRA is a lender-specific account established by the Bank. The Bank can establish the amount of the LRA balance either up front as a portion of the purchase proceeds (a “Fixed LRA”) or as a portion of the monthly interest paid by the borrower (a “Spread LRA”). The cost of the LRA is factored into determining a purchase price for loans under MPP. If, for example, the Bank has to set aside seven basis points annually to cover the funding of the LRA, the purchase price would be set under the assumption that seven basis points of coupon flow was not available to the Bank.

Currently, the Bank offers only the Spread LRA option, so the Bank funds the LRA through a portion of the monthly interest paid by the borrower. The LRA typically ranges between 30 basis points and 40 basis points of the outstanding principal balance of the mortgage loans. The exact amount is determined in conjunction with the provider of the SMI and the final pricing received on the SMI can be affected by the size of the LRA. The PFI’s recourse is limited to this predetermined LRA amount, so that the PFI has no further obligation to make additional contributions to the LRA, regardless of any losses or deterioration of the mortgage pool exceeding such amount in the LRA. Once the LRA has reached the required amount, but not before five years in the case of the Fixed LRA, the Bank will pay to the PFI on an annual basis in accordance with a step-down schedule that is established at the time of a master commitment contract any unused amounts of in the LRA that are no longer required to cover expected losses. After 11 years from the closing of the mortgage pool, the Bank extinguishes the LRA and pays any remaining amounts to the PFI. The extinguishment of the LRA after 11 years was arrived at in conjunction with the providers of SMI.

For MPP, the LRA is recorded in other liabilities on the statement of condition. There is no “restricted cash” set aside for the LRA. The balances in the LRA for MPP were $351 thousand and $155 thousand at December 31, 2005 and 2004, respectively.

In MPP, SMI generally covers mortgages with an LTV of 50 percent or greater. The Bank expects that the specified LTV may change in the future. In addition, the Bank anticipates that SMI policies will contain an aggregate loss limit whereby the total amount payable by the SMI insurer under the policy will be less than the total unpaid principal balances on the insured loans.

The Bank has never incurred a credit loss pursuant to which a claim has been paid by SMI. The Bank has established formal polices and procedures to monitor its exposure to mortgage insurance companies, including an aggregate cap on the amount of permissible exposure to supplemental mortgage insurance at each provider. None of the Bank’s PFIs or their affiliates provides any of the primary or supplemental mortgage insurance under these programs.

As discussed in the “Critical Accounting Policies and Estimates” section of this Item 2, a methodology similar to the MPF® methodology has been put in place to calculate an allowance for loan losses for MPP loans. There was no allowance for MPP assets required as of December 31, 2005 and 2004 under that methodology. There have been no credit losses under MPP to date.

AMPP

The Bank’s AMPP assets do not carry external credit enhancements like the MPF and MPP assets and are not rated by a rating agency. The balances of AMPP assets, as of December 31, 2005 and 2004 were $24.5 million and $25.6 million, respectively.

An independent third party performs a loan review of the AMPP portfolio on an annual basis, and the Bank establishes loan loss reserves based on the results of the review in accordance with written policies and procedures. The following table presents information about AMPP loans that the Bank classified as “substandard” at December 30, 2005 and 2004:

	Number of AMPP loans classified as substandard	Aggregate principal amount of these loans	Aggregate reserve for these loans
December 31, 2005	6	$2,947,802	$442,170
December 31, 2004	5	3,196,900	474,535

An asset classified “substandard” is inadequately protected by the underlying collateral and may be characterized by one or more of the following weaknesses:

•	Primary source of repayment is gone or severely impaired

•	Loss does not seem likely but sufficient problems have arisen to cause the Bank to go to abnormal lengths to protect its position in order to maintain a high probability of repayment

•	Obligors are unable to generate enough cash flow to reduce their debts

•	Deterioration has occurred in collateral value or there has been inadequate inspection or verification of value (if the collateral is expected to be the source of repayment)

•	Flaws in documentation leave the Bank in a subordinated position or unsecured position when the collateral is needed for the repayment of the loan.

As of December 31, 2005 and 2004, the total AMPP loan loss reserves were $473 thousand and $655 thousand, respectively.

Operational Risk

Operational risk is the risk of potential loss due to human error, systems malfunctions, fraud, or circumvention or failure of internal controls. Operational risk is inherently greatest where transaction processes require numerous processing steps or greater subjectivity or are non-routine. These conditions are most pronounced in the Bank’s hedging and financial reporting processes. As the Bank’s activities and business environment are becoming increasingly complex because of changing regulatory requirements and Bank growth, the Bank is experiencing increased levels of operational risk. The Bank approaches operational risk from two perspectives: enterprise-wide and line of business-specific. The Executive Management Committee, at times working through other management committees, is responsible for management and oversight of the Bank’s enterprise risk profile, including operational risks. The Bank’s Risk Assessment and Control department (“RACD”) and Legal department facilitate the consistency of effective policies, industry best practices, controls, and monitoring tools for managing and assessing operational risks across the Bank. The RACD also works with the line of business executives and their risk counterparts to implement internal controls, processes, and assessments at the line of business level.

The Bank identifies risk through daily operational monitoring, independent reviews, and the strategic planning and risk assessment programs, both of which consider the operational risk ramifications of the Bank’s business strategies and environment. At times, management also may use external consultants specializing in risk management, Sarbanes-Oxley compliance, and information systems to assist with identifying operational risk, process improvement opportunities, and best practices and to help design mitigating controls. The Bank effects related changes in processes, information systems, lines of communication, and other internal controls as deemed appropriate in response to identified or anticipated increases in operational risk. In addition, the Bank has established comprehensive financial and operating polices and procedures (including a change control policy) to mitigate the likelihood of loss resulting from ongoing operations. The Bank’s Internal Audit department, which reports directly to the Audit Committee of the Bank’s board of directors, regularly monitors compliance with established polices and procedures. However, some operational risks exist that are beyond the Bank’s control, and the failure of other parties to address adequately their operational risks could affect the Bank adversely.

Operational risk also includes potential losses from external events, such as man-made or natural disasters. The Bank has a disaster recovery plan designed to restore critical business processes and systems in the event of disaster and leases a disaster recovery facility.

Business Risk

Business risk is the risk of an adverse effect on the Bank’s profitability resulting from external factors that may occur in both the short and the long term. Business risk includes political, strategic, reputational, and regulatory events that are beyond the Bank’s control. From time to time, proposals are made or legislative and regulatory changes are considered that could affect the Bank’s status and its cost of doing business. The Bank attempts to mitigate these risks through long-term strategic planning and through continually monitoring economic indicators and the external environment.

Supplementary Financial Information (Unaudited)

Statements of Income

Supplementary financial information for each quarter in the years ended December 31, 2005 and 2004 are included in the following tables (in thousands).

	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
2005
Interest income	$1,485,369	$1,359,292	$1,169,876	$992,265
Interest expense	1,314,369	1,201,130	1,013,233	844,363

Net interest income before mortgage loan loss provision	171,000	158,162	156,643	147,902
Provision (reversal) for credit losses on mortgage loans	(212)	4	222	3

Net interest income after mortgage loan loss provision	171,212	158,158	156,421	147,899
Total other (loss) income	(7,567)	(31,469)	(8,672)	(26,386)
Non-interest expense	60,298	48,891	55,921	47,445
Income before cumulative effect of change in accounting principle	103,347	77,798	91,828	74,068
Cumulative effect of change in accounting principle	—	—	—	(2,905)

Net income	$103,347	$77,798	$91,828	$71,163

	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	(Restated)
2004
Interest income	$847,361	$719,948	$596,133	$608,008
Interest expense	698,055	577,541	475,806	454,100

Net interest income before mortgage loan loss provision	149,306	142,407	120,327	153,908
Provision for credit losses on mortgage loans	—	10	16	338

Net interest income after mortgage loan loss provision	149,306	142,397	120,311	153,570
Total other (loss) income	(14,875)	(21,430)	20,836	(79,750)
Non-interest expense	50,027	44,745	50,156	31,376

Net income	$84,404	$76,222	$90,991	$42,444

Investment Securities

Supplementary financial information on the Bank’s investment securities as of December 31, 2005, 2004 and 2003 are included in the tables below.

Held-to-maturity securities	As of December 31,
(Dollars In thousands)	2005	2004	2003
States or local housing agency obligations	$111,757	$125,552	$162,794
Government-sponsored enterprises	899,650	—	—
Mortgage-backed securities	18,617,089	17,291,429	14,431,186

Total held-to-maturity securities	$19,628,496	$17,416,981	$14,593,980

	Book Value	Yield
Held-to-maturity yield characteristics as of December 31, 2005
State or local housing agency obligations
Within one year	$4,745	4.85%
After one but within five years	46,495	4.34%
After five but within ten years	9,625	7.83%
After ten years	50,892	6.88%

	$111,757	5.82%

Government-sponsored enterprises
Within one year	$899,650	4.42%

Mortgage-backed securities
After one but within five years	$1,284	7.96%
After five but within ten years	3,420	7.57%
After ten years	18,612,385	4.96%

	$18,617,089	4.96%

Trading Securities	As of December 31,
(Dollars In thousands)	2005	2004	2003
Government-sponsored enterprises	$4,910,858	$5,322,178	$4,689,923
Other FHLBanks’ bonds	288,731	315,081	317,719
States or local housing agency obligations	60,732	62,794	63,342

Total Trading Securities	$5,260,321	$5,700,053	$5,070,984

	Fair Value	Yield
Trading securities yield characteristics as of December 31, 2005
US Government and Federal agencies
Within one year	$144,773	6.61%
After one but within five years	2,789,708	4.88%
After five but within ten years	1,976,377	4.04%

	$4,910,858	4.35%

Other FHLBanks’ bonds
After one but within five years	$216,857	6.17%
After five but within ten years	71,874	12.23%

	$288,731	7.34%

State or local housing agency obligations
After five but within ten years	$10,486	6.59%
After ten years	50,246	6.69%

	$60,732	6.67%

As of December 31, 2005, the Bank held securities of the following issuers with a book value greater than 10 percent of Bank capital. These amounts include securities issued by the issuer’s holding company, along with its subsidiaries and affiliate trusts.

	As of December 31, 2005
Name of Issuer	Total Book Amount	Total Fair Value
	(In thousands)
Freddie Mac	$4,959,147	$4,823,578
Countrywide Financial Corporation, Calabasas, CA	4,865,200	4,781,231
Wells Fargo & Company, San Francisco, CA	4,036,096	3,953,269
Fannie Mae	3,501,267	3,348,877
Bank of America Corporation, Charlotte, NC	2,496,130	2,445,509
Bear Stearns Companies Inc., New York, NY	984,824	971,135
UBS AG, New York, NY	959,325	939,982
Washington Mutual Inc., Seattle, WA	618,694	602,696

Loan Portfolio Analysis

The Bank’s outstanding loans, non-accrual loans, and loans 90 days or more past due and accruing interest as of December 31, 2001 through 2005 were as follows:

	As of December 31,
	2005	2004	2003	2002	2001
		(Restated)	(Restated)	(Restated)	(Restated)
	(In thousands)
Domestic:
Advances	$101,285,012	$95,867,345	$88,149,342	$82,244,262	$71,818,268

Real estate mortgages (1)	$2,860,539	$2,216,324	$1,756,575	$686,399	$509,630

Nonaccrual real estate mortgages	$1,676	$320	$218	$—	$258

Real estate mortgages past due 90 days or more and still accruing interest (2)	$916	$1,636	$1,971	$2,431	$3,977

Interest contractually due during the year	$114	$147	$37
Interest actually received during the year	87	136	13

Shortfall	$27	$11	$24

(1)	Amounts include Affordable Multifamily Participation Program loans classified as substandard.

(2)	Only government loans (e.g., FHA, VA) continue to accrue after 90 days or more delinquent.

The Bank places a mortgage loan on nonaccrual status when the collection of the contractual principal or interest from the borrower is 90 days or more past due.

The allowance for credit losses on real estate mortgage loans as of December 31, 2001 through 2005 was as follows:

	Years Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands)
Domestic:
Balance at the beginning of period	$671	$322	$783	$503	$192
Charge-offs	(131)	(15)	—	—	—
Recoveries	—	—	—	—	—

Net (charge-offs) recoveries	(131)	(15)	—	—	—
Provisions for credit losses	17	364	(461)	280	311

Balance at end of period	$557	$671	$322	$783	$503

The ratio of net (charge-offs) recoveries to average loans outstanding was less than one basis point for the years ended December 31, 2001 through 2005.

The allocation of the allowance for credit losses on real estate mortgage loans for the years ended December 31, 2001 through 2005 are as follows:

	As of December 31,
	2005		2004		2003		2002		2001
	Amt(1)	% of Total Loans (2)	Amt(1)	% of Total Loans (2)	Amt(1)	% of Total Loans (2)	Amt(1)	% of Total Loans (2)	Amt(1)	% of Total Loans (2)
	( Dollars in thousands)
Single-family residential mortgages	$84	99%	$16	99%	$11	99%	$484	97%	$231	96%
Multifamily residential mortgages	473	1%	655	1%	311	1%	299	3%	272	4%

Total	$557	100%	$671	100%	$322	100%	$783	100%	$503	100%

(1)	Allocated allowance for credit losses on mortgage loans.

(2)	Mortgage loans outstanding as a percentage of total mortgage loans.

Mortgage loan delinquency data as of December 31 for each of the years 2001 through 2005 are as follows:

	Mortgage Loan Delinquency Data
	As of December 31,
	2005		2004		2003		2002		2001
	UPB (1)	% of Total Loans (2)	UPB (1)	% of Total Loans (2)	UPB (1)	% of Total Loans (2)	UPB (1)	% of Total Loans (2)	UPB (1)	% of Total Loans (2)
	( Dollars in thousands)
Delinquency >30 days and <60 days	$12,578	0.44%	$7,057	0.32%	$11,091	0.63%	$11,293	1.65%	$16,011	3.15%
Delinquency >60 days and <90 days	1,979	0.07%	1,775	0.08%	2,122	0.12%	1,995	0.29%	5,440	1.07%

(1)	Unpaid principal balance.

(2)	Mortgage loans outstanding as a percentage of total mortgage loans.

Term Deposits

At December 31, 2005, term deposits in denominations of $100,000 or more totaled $42.8 million. The table below presents the maturities for term deposits in denominations of $100,000 or more.

Maturities of Term Deposits of $100,000 or More

	3 months or less	Over 3 months but within 6 months	Over 6 months but within 12 months	Total
	(In thousands)
December 31, 2005	$34,115	$6,700	$1,950	$42,765

Short-Term Borrowings

Borrowings with original maturities of one year or less are classified as short-term. The following is a summary of short-term borrowings for the years ended December 31, 2005, 2004, and 2003:

	As of December 31,
	2005	2004	2003
	(Dollars in thousands)
Borrowings from other FHLBanks
Outstanding at end of the period	$—	$—	$—
Weighted average rate at end of the period	0.00%	0.00%	0.00%
Daily average outstanding for the period	$1,321	$488	$1,274
Weighted average rate for the period	2.49%	1.92%	1.14%
Highest outstanding at any month-end	—	—	—

Borrowings from commercial banks
Outstanding at the end of the period	$—	$—	$—
Weighted average rate at the end of the period	0.00%	0.00%	0.00%
Daily average outstanding for the period	$5,182	$4,189	$9,462
Weighted average rate for the period	3.47%	1.38%	1.18%
Highest outstanding at any month-end	$—	$—	$—

Discount notes
Outstanding at the end of the period	$9,579,425	$13,013,797	$4,144,407
Weighted average rate at the end of the period	3.67%	1.61%	1.03%
Daily average outstanding for the period	$7,151,021	$5,118,336	$3,821,822
Weighted average rate for the period	3.13%	1.43%	1.18%
Highest outstanding at any month-end	$12,125,825	$13,024,663	$6,545,760

Total short-term borrowings
Outstanding at the end of the period	$9,579,425	$13,013,797	$4,144,407
Weighted average rate at the end of the period	3.67%	1.61%	1.03%
Daily average outstanding for the period	$7,157,524	$5,123,013	$3,832,558
Weighted average rate for the period	3.13%	1.43%	1.18%
Highest outstanding at any month-end	$12,125,825	$13,024,663	$6,545,760

Item 3.	Properties.

The Bank owns and occupies approximately 235,000 square feet of office space at 1475 Peachtree Street, NE, Atlanta, Georgia 30309. The Bank also leases 14,710 square feet of office space in an off-site backup facility located in Norcross, Georgia. The Bank believes these facilities are well maintained and are adequate for the purposes for which they currently are used.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The Bank is a cooperative whose members or former members own all of the outstanding capital stock of the Bank, and the members elect a majority of the directors of the Bank. The exclusive voting right of members is for the election of a portion of the Bank’s board of directors whom the Finance Board does not appoint. A member is eligible to vote for the number of open director seats only in the state in which its principal place of business is located. Membership is voluntary, and a member must give notice of its intent to withdraw from membership. A member that withdraws from membership may not acquire shares of any FHLBank before the end of the five-year period beginning on the date of the completion of its divestiture of Bank stock.

The Bank does not offer any compensation plan under which equity securities of the Bank are authorized for issuance. Ownership of the Bank’s capital stock is concentrated within the financial services industry and is stratified across various institution types as noted in the following table.

Capital Stock Outstanding by Member Type

(In millions)

	Commercial Banks	Thrifts	Credit Unions	Insurance Companies	Other (1)	Total
December 31, 2005	$4,134	$1,295	$259	$65	$143	$5,896
December 31, 2004	3,849	1,102	217	57	239	5,464
December 31, 2003	3,623	969	274	25	30	4,921
December 31, 2002	3,300	784	253	3	157	4,497
December 31, 2001	3,172	748	204	3	—	4,127

(1)	“Other” includes capital stock held by a member that has merged or otherwise been consolidated into a nonmember and the resulting institution is not a member of the Bank.

The following table sets forth information about those members that are beneficial owners of more than five percent of the Bank’s capital stock as of the date indicated.

Member Institutions Holding Five Percent or More of Outstanding Capital Stock

As of January 31, 2006

(Dollars in millions)

Name and Address	Capital Stock	Percent of Total Capital Stock
Countrywide Bank, N.A. 1199 N. Fairfax Street Suite 500 Alexandria, VA 22314	$1,255.8	21.2%

SunTrust Bank 25 Park Place Atlanta, GA 30302	391.1	6.6%

Additionally, the members of the Bank elect a majority of the board of directors of the Bank, and these elected directors are officers or directors of member institutions that own the Bank’s capital stock. The following table lists these institutions.

Capital Stock Outstanding to Member Institutions whose

Officers or Directors Serve as a Director of the Bank

As of January 31, 2006

(Dollars in millions)

Name	Capital Stock	Percent of Total Capital Stock
AmSouth Bank, Birmingham, AL	$110.2	1.9
First Community Bank, N.A., Lexington, SC	12.4	0.2
Orion Bank, Naples, FL	11.5	0.2
The Park Avenue Bank, Valdosta, GA	5.8	0.1
Cooperative Bank, Wilmington, NC	5.7	*
The Columbia Bank, Columbia, MD	5.2	*
Shore Bank, Onley, VA	2.4	*
Citizens Bank of Winfield, Winfield, AL	2.0	*
Randolph Bank and Trust Company, Asheboro, NC	1.6	*
Washington First Bank, Washington, DC	0.1	*

*	Less than 0.1%

Item 5.	Directors and Executive Officers.

Executive Officers

The following table sets forth the names, ages, and titles of the executive officers of the Bank as of the date of this registration statement. No executive officer has any family relationship with any other executive officer or director of the Bank, or any other employee of the Bank.

Executive Officer	Age	Title
Charles Abbitt	54	Senior Vice President and Chief Credit Officer
Cathy Adams	46	Senior Vice President, Staff Services
Lynn Brazen	59	First Vice President, Community Investment Services
Raymond R. Christman	56	President and Chief Executive Officer
Dan Counce	50	First Vice President and Controller
Praveen Jha	40	Senior Vice President, Sales, Trading and Management
Marian M. Lucia	51	Executive Vice President and Chief Information Officer
Kirk R. Malmberg	45	Senior Vice President, Mortgage Programs
Gregory N. Mayfield	43	Senior Vice President and General Counsel
W. Wesley McMullan	42	Executive Vice President and Director of Financial Management
Andrew Mills	55	Senior Vice President, Financial Risk Management and Modeling
Richard A. Patrick	50	Senior Vice President and Director of Internal Audit
Jill Spencer	53	Executive Vice President and Chief Operating Officer

Charles Abbitt joined the Bank in November 2003 as senior vice president and chief credit officer and is responsible for overseeing the Bank’s credit and collateral services. Before joining the Bank, Mr. Abbitt was senior vice president of commercial real estate credit for

Regions Financial Corp. from 2002 to 2003. Previously, he spent nine years at First Union, where he had extensive credit underwriting and commercial real estate responsibilities. Mr. Abbitt holds a B.S. in biology from Virginia Polytechnic Institute.

Cathy C. Adams joined the Bank in 1986 and was appointed senior vice president of staff services in January 2004. She is responsible for overseeing all Bank programs related to staffing, compensation and benefits, employee relations, training and development, organizational development, and community involvement and also has responsibility for overseeing administrative services. Ms. Adams has served as the director of human resources and administrative services since 1999. She holds a B.A. in business administration and piano performance from Tift College and an M.B.A. from Georgia State University.

Lynn M. Brazen is first vice president, community investment officer and director of community investment services, a position she has held since 2002. Ms. Brazen has responsibility for administering the Bank’s AHP and community economic development programs. Ms. Brazen joined the Bank in 1990 as a community investment specialist and served as assistant vice president and assistant director of community investment services from 1995 to 2000 and as vice president from 2000 to 2002. Before joining the Bank, she spent more than 15 years working in public and nonprofit housing and community development in urban and rural communities in the United States and Latin America. Ms. Brazen holds a B.A. in economics from Macalester College and a master’s degree in urban studies from Georgia State University.

Raymond R. Christman joined the Bank in 1999 as the Bank’s president and chief executive officer. He has over a decade of experience in the FHLBank System, previously serving as chairman of FHLBank Pittsburgh. Before that, Mr. Christman served in several executive-level positions in both the private and public sector, including Secretary of Commerce for the Commonwealth of Pennsylvania from 1987 to 1991. Mr. Christman is active in civic and charitable affairs in Atlanta. He is currently chairman of The Community Foundation of Greater Atlanta and The Georgia Trust for Historic Preservation and serves on the boards of several other regional organizations. Mr. Christman holds a B.A. in business from Florida State University and a master’s degree from the Graduate School of Public and International Affairs at the University of Pittsburgh.

Dan Counce is first vice president and controller of the Bank, a position he has held since 1997. Mr. Counce is responsible for overseeing the Bank’s accounting, financial statements, and financial reporting. Mr. Counce joined the Bank in 1990 as assistant controller. He received a B.S. in accounting from the University of Tennessee and is a certified public accountant in the State of Georgia.

Praveen Jha is senior vice president and director of member sales and trading, a position he has held since 2004. He began his financial career in 1999 with Bankers Trust Inc. as a global risk-management analyst. From 1999 to 2001, Mr. Jha served as director of derivative marketing at First Boston, and from 2001 to 2002 he served as managing director and head of agency and supra derivative marketing for North America with ABN Amro Bank. From 2002 to 2004, Mr. Jha was president of GaussCap, LLC, an asset-liability management consulting firm, where he worked closely with several banks in the FHLBank System to develop asset-liability management strategies. Mr. Jha earned an M.B.A. in finance from Tulane University and a B.S. in electrical engineering from Indian Institute of Technology in Kharagpur, India.

Marian M. Lucia has served as chief information officer since she joined the Bank as senior vice president in September 2002. In January 2005 she was appointed executive vice president. Before joining the Bank, Ms. Lucia was at Prudential Financial Inc. where she was corporate vice president, operations and systems executive for Prudential Institutional from 1999 to 2002, and chief information officer, vice president for Prudential Investments from 1997 to 1999. She previously served at Bear, Stearns & Co. Inc. as managing director in information services from 1994, leaving as principal managing director in 1997 to join Prudential. Ms. Lucia earned a B.S. in computer science from the Pennsylvania State University and an M.S. in business administration from Robert Morris University.

Kirk R. Malmberg has served as senior vice president responsible for the Bank’s mortgage programs since December 2003. He joined the Bank in February 2001 as senior vice president, asset-liability management, after having served for five years as senior vice president, treasury, at FHLBank Chicago. Mr. Malmberg holds a B.A. from Trinity University in San Antonio, Texas, and an M.B.A. from Rice University in Houston, Texas.

Gregory N. Mayfield is senior vice president and general counsel, a position he has held since January 2004. In this capacity, he is responsible for the management of the Bank’s legal matters. Before joining the Bank as assistant general counsel in 1999, Mr. Mayfield practiced law with the firm of Kilpatrick Stockton LLP in Atlanta and previously held various positions with the Federal Deposit Insurance Corporation. Mr. Mayfield received a B.S. in accounting from the University of Alabama and earned the designation of certified public accountant. He earned his J.D. from George Washington University Law School.

W. Wesley McMullan is executive vice president and director of financial management, a position he has held since 2004. Mr. McMullan has responsibility for sales, mortgage purchase programs, asset-liability management, liquidity management, other mission-related investments, customer systems and operations, and member education. Mr. McMullan joined the Bank as a credit analyst in 1988 and later earned promotions to assistant vice president in 1993, vice president in 1995, group vice president in 1998, and senior vice president in 2001. He holds a B.S. in finance from Clemson University and is a chartered financial analyst.

Andrew Mills is senior vice president, financial risk management and modeling, in the Bank’s financial management division, a position he has held since January 2004. In that role, Mr. Mills is responsible for the Bank’s interest-rate risk modeling, income forecasting, and financial analysis. Before moving to his current position, Mr. Mills served as first vice president, funding and financial management from 1999 to 2004. Before joining the Bank in 1991, he was vice president of liability management at Goldome, a savings bank in Buffalo, N.Y. Prior to that position, Mr. Mills served as treasurer for Chevy Chase Federal Savings Bank in Chevy Chase, Md. Mr. Mills holds a B.A. in finance from Lehigh University.

Richard A. Patrick is senior vice president and director of internal audit. In this capacity, he is responsible for providing an independent appraisal of the Bank by evaluating the internal control system and testing for compliance with internal policies and procedures and with applicable laws, regulations, and directives from the Finance Board. Mr. Patrick joined the Bank in 1991 as vice president and director of internal audit and was promoted to his current position in January 2002. Before joining the Bank, Mr. Patrick was vice president and manager of professional practices and development in the internal audit department of the C&S/Sovran National Bank (now Bank of America, N.A.). A certified public accountant, certified fraud examiner, certified financial services auditor, and chartered bank auditor,

Mr. Patrick holds a B.S. in business administration from Appalachian State University and is an honors graduate of the School for Bank Administration in Madison, Wis.

Jill Spencer has served as executive vice president and chief operating officer of the Bank since January 2004. She joined the Bank in November 2002 as executive vice president, general counsel, and corporate secretary Ms. Spencer oversees community investment services, corporate communications, credit and collateral services, human resources and administrative services, government relations, legal services, and strategic planning. Before joining the Bank, Ms. Spencer practiced law at a private law firm from 1998 to 2002. Ms. Spencer held various positions at the FHLBank San Francisco from 1979 to 1997, serving as senior vice president and general counsel in her last eight years there. Ms. Spencer holds a B.A. from the University of Texas at Austin and a J.D. from Southern Methodist University School of Law.

The position of Chief Financial Officer became vacant in February 2006. The Bank expects to begin a search promptly to fill the position of CFO.

Directors

The FHLBank Act provides that an FHLBank’s board of directors is to be comprised of 14 directors, eight of which are to be elected by the members and six of which are to be appointed by the Finance Board. The Finance Board may by regulation increase the number of elective and appointive directors of an FHLBank in accordance with the FHLBank Act. Each director is required to be a citizen of the United States and must either be a resident in the FHLBank’s district or serve as an officer or director of a member located in the FHLBank’s district. As of the date of this registration statement, the Bank’s board of directors was comprised of ten elected directors and two appointed directors. The Finance Board last appointed directors to the Bank’s board of directors for terms beginning January 1, 2004.

The following table sets forth information regarding each of the Bank’s directors as of the date of this registration statement. Except as otherwise indicated, each director has been engaged in the principal occupation described below for at least five years. No director has any family relationship with any other director or executive officer of the Bank, or any other employee of the Bank.

Name	Age	Director Since	Expiration of Term as Director
Shaza Andersen	39	2006	12-31-2006
John Bond, Jr.	62	2005	12-31-2007
R. Bradford Burnette	66	2002	12-31-2007
W. Russell Carothers	64	2002	12-31-2006
Scott C. Harvard	51	2003	12-31-2008
J. Thomas Johnson	59	2004	12-31-2006
John D. Kottmeyer	56	2003	12-31-2006
K. Reid Pollard	51	2002	12-31-2008
Wilma Sherrill*	66	2004	12-31-2006
James V. Stanton*	74	2004	12-31-2006
Frederick Willetts, III	57	2006	12-31-2008
Jerry Williams	46	2004	12-31-2007

*	Appointed director. All other directors are elected directors.

Shaza Andersen has been chief executive officer of WashingtonFirst Bank in Washington, DC since February 2004. Ms. Andersen was the principal organizer for WashingtonFirst Bank from 2002 to 2004. From 2000 to 2001, Ms. Andersen was the executive vice president and chief operating officer for Century Bank in Washington, D.C. until its merger into United Bank.

John M. Bond, Jr. is the chairman and chief executive officer of The Columbia Bank and Columbia Bancorp, a publicly traded company. He has served on the board of directors of these companies since 1988 and has served as chairman of the board since May 2004.

R. Bradford Burnette has served as president, chief executive officer, and director of PAB Bancshares Inc., a publicly traded company and the holding company for Park Avenue Bank, since 1982, and served as chairman from 2000 to 2003. Mr. Burnette was the chief executive officer of Park Avenue Bank from 1981 to 1997, was chairman from 2000 to 2003, and currently serves as a director. He has served as a director of Nexity Financial Corp. and Nexity Bank, Birmingham, Ala., since 2002. He served as a director of The Bankers Bank, Atlanta, Ga., from 1990 through March 2001.

W. Russell Carothers is chairman, president, and chief executive officer of The Citizens Bank of Winfield, Ala. He joined The Citizens Bank in 1963.

Scott C. Harvard has served as president and chief executive officer and a director of Shore Financial Corporation, a publicly traded bank holding company with headquarters in Onley, Va., since 1997. He has served as president and chief executive officer of its subsidiary, Shore Bank, since 1985. Mr. Harvard has served on the board of directors of the Virginia

Bankers Association and as the chairman of its subsidiary, Management Services Inc. Mr. Harvard is active in his community and participates on various nonprofit organization boards.

J. Thomas Johnson is vice chairman of the board and executive vice president of First Community Bank, N.A., of Lexington, S.C., positions he has held since October 2004. From 2000 to 2004, Mr. Johnson was chairman, and from 1984 to 2004 was chief executive officer, of Newberry Federal Savings Bank in Newberry, S.C., which merged with First Community Bank in 2004. Mr. Johnson had been with Newberry Federal since 1977. Mr. Johnson is chairman of Business Carolina Inc., a statewide economic development lender, and has served on the boards of the South Carolina Bankers Association and a number of other civic and professional organizations.

John D. Kottmeyer has served as the executive vice president and treasurer for AmSouth Bank in Birmingham, Ala., since 1995. Before joining AmSouth, Mr. Kottmeyer was a senior vice president with Bank of America.

K. Reid Pollard has served as president and chief executive officer of Randolph Bank & Trust Company in Asheboro, N.C., since 1985. Before joining that institution, Mr. Pollard was a vice president with Northwestern Bank/First Union. Mr. Pollard previously served as a board member of the Community Investment Corporation of North Carolina and the North Carolina Bankers Association.

Representative Wilma Sherrill is serving her sixth term as an elected member of the North Carolina General Assembly, representing a portion of Asheville and Buncombe County. Ms. Sherrill co-chaired the House Appropriations Committee and served as vice chair of Judiciary III. She serves as a legislative member on the North Carolina Economic Development Board and as a member of the North Carolina Travel and Tourism Board. Ms. Sherrill has served as Commissioner of Motor Vehicles and as Director of Boards, Commissions, and Personal Appointments for Governor James G. Martin.

Former Congressman James V. Stanton is an attorney and registered lobbyist who practices law in Washington, D.C. From 1980 to 1988, Mr. Stanton served as executive vice president of Delaware North, a privately held international company that, during Mr. Stanton’s tenure, had annual sales in excess of $1 billion. From 1971 to 1978, Mr. Stanton, a Democrat, represented the 20th Congressional District of Ohio in the United States House of Representatives, where he served on the Public Works and Transportation Committee, the Government Operations Committee, and the Select Committee on Intelligence. He previously held a number of public service positions, including serving as the youngest council president in Cleveland’s history. Mr. Stanton currently serves on the board of directors of MTR Gaming Group Inc., a publicly held company and a registered investment company.

Frederick Willetts, III joined Cooperative Bank in 1972 and has served as president and CEO since 1991. He was named to the additional position of chairman of the board during 1998. Mr. Willetts is past chairman of the North Carolina Bankers Association and served on the Board of the Directors of America’s Community Bankers. He has served on the Thrift Institutions Advisory Council to the Federal Reserve Board, as President of the Southeastern Conference of the U.S. Savings and Loan League, and on the North Carolina Banking Commission.

Jerry Williams has been the chairman, president, and chief executive officer of Orion Bancorp Inc., a privately owned bank holding company headquartered in Naples, Fla., since 1988. Mr. Williams is chairman, president, and chief executive officer of Orion Bank. He has served on the boards of numerous civic and charitable organizations in Florida. Mr. Williams currently serves on the board of directors of the Florida Bankers Association and is a member of the Government Relations Council of the American Bankers Association.

Item 6.	Executive Compensation.

Executive Compensation

Summary Annual Compensation Table

The following table sets forth all compensation received from the Bank for each of the three fiscal years ended December 31, 2003, 2004, and 2005 by the Bank’s chief executive officer and the four most highly paid executive officers (other than the chief executive officer) who were serving as executive officers at the end of 2005 (collectively, the “Named Executive Officers”). As reported in the table, annual compensation includes amounts earned in a given year but voluntarily deferred by the Named Executive Officers.

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)		All Other Compensation (2)
Raymond R. Christman	2005	$538,575	$274,673		$—	$60,219
President and Chief	2004	501,000	165,330		—	80,098
Executive Officer	2003	486,700	228,408		—	224,464

Jill Spencer Executive Vice President and Chief Operating Officer	2005 2004 2003	$357,000 340,000 265,000	$136,588 102,000 101,124	$	— — 96,700	$17,393 17,730 5,178

W. Wesley McMullan Executive Vice President and Director, Financial Management	2005 2004 2003	$325,000 264,250 237,500	$124,345 79,275 78,755	$	— — —	$21,394 17,222 14,372

Marian Lucia Executive Vice President and Chief Information Officer	2005 2004 2003	$265,000 237,000 225,000	$101,389 54,510 74,610	$	— — 115,183	$14,047 8,209 5,143

Kirk R. Malmberg	2005	$242,000	$82,280		$—	$15,312
Senior Vice President,	2004	237,000	59,160		—	14,291
Mortgage Programs	2003	232,000	76,931		—	10,353

(1)	Excludes certain personal benefits, the total value of which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer. The amount reported for Ms. Spencer for 2003 includes a relocation allowance of $55,561 and related taxes paid on behalf of Ms. Spencer of $40,049. The amount reported for Ms. Lucia for 2003 includes a relocation allowance of $65,771 and related taxes paid on behalf of Ms. Lucia of $48,514.

(2)	Amounts shown for 2005 consist of the following:

Name	Bank Contributions to 401(k) Plan	Bank Contributions to Benefit Equalization Plan	Term Life Insurance Premiums Paid by Bank	Amount Paid to Fund Insurance Benefits under Executive Bonus Plan
Raymond R. Christman	$9,000	$23,307	$4,912	$23,000
Jill Spencer	8,183	8,410	800	—
W. Wesley McMullan	12,600	6,904	1,890	—
Marian Lucia	2,314	10,563	1,170	—
Kirk R. Malmberg	6,462	8,058	792	—

Retirement Plans

The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (the “Pentegra Plan”), a qualified defined benefit pension plan, and the Benefit Equalization Plan (“BEP”), a non-qualified retirement plan. The BEP ensures, among other things, that participants receive the full amount of benefits to which they would have been entitled under their pension plans in the absence of limits on benefits levels imposed by the Internal Revenue Service.

The following table shows estimated annual benefits payable at December 31, 2005 from the Pentegra Plan and BEP combined upon retirement at age 65 and calculated in accordance with the formula currently in effect for specified years of service, not to exceed 30, and remuneration classes for Bank employees participating in both plans. The regular form of all retirement benefits provides for an annual retirement benefit, expressed as a single, straight life annuity, plus a death benefit. No deductions are made for Social Security or other offset amounts.

Pension Plan Table

	Years of Service
Remuneration	15	20	25	30
$50,000	$18,750	$25,000	$31,250	$37,500
100,000	37,500	50,000	62,500	75,000
150,000	56,250	75,000	93,750	112,500
200,000	75,000	100,000	125,000	150,000
250,000	93,750	125,000	156,250	187,500
300,000	112,500	150,000	187,500	225,000
350,000	131,250	175,000	218,750	262,500
400,000	150,000	200,000	250,000	300,000
450,000	168,750	225,000	281,250	337,500
500,000	187,500	250,000	312,500	375,000
600,000	225,000	300,000	375,000	450,000
700,000	262,500	350,000	437,500	525,000
800,000	300,000	400,000	500,000	600,000
900,000	337,500	450,000	562,500	675,000

As required by the Pentegra Plan, the compensation used for retirement plan calculations includes the high-three-year average of regular salary as of January 1 and bonus paid in the prior calendar year as reported in the Summary Annual Compensation Table above. The estimated years of service for individuals listed in the Summary Annual Compensation Table at December 31, 2005 are as follows:

Raymond R. Christman	6 years, 6 months
Jill Spencer	19 years, 4 months
W. Wesley McMullan	17 years, 10 months
Marian Lucia	3 years, 3 months
Kirk R. Malmberg	9 years, 10 months

Estimated years of service for Ms. Spencer and Mr. Malmberg recognize prior service in the Pentegra Plan under which the majority of FHLBanks participate. Ms. Spencer and Mr. Malmberg accrued this prior service while employed by the Federal Home Loan Banks of San Francisco and Chicago, respectively.

Pursuant to the terms of her offer letter, Ms. Lucia is entitled to a severance payment for Bank-initiated separation without cause equal to 12 months’ base salary, plus a prorated share of incentive compensation opportunity calculated at a minimum achievement level.

Director Compensation

In accordance with the Finance Board’s regulations and the GLB Act, the Bank has established a formal policy governing the compensation and travel reimbursement provided to its directors. The goal of this policy is to compensate members of the board of directors based upon the time spent on official FHLBank business and the level of responsibility assumed. Compensation is earned for meeting attendance and the Bank reimburses directors for reasonable and necessary Bank-related travel and other expenses incurred in the performance of their duties as directors. The FHLBank Act places limits on the amount of compensation payable to any director. Once a director has earned his or her statutory fee limit, the Bank is not permitted to pay additional meeting attendance fees to that director, even if the director attends a meeting at which a fee otherwise would be payable under the compensation policy. In 2005 the compensation limits for directors were as follows:

Chairman of the Board	$28,364
Vice Chairman of the Board	22,682
Director	17,019

The Bank pays each director for meeting attendance as set forth below. The Bank also pays each director’s travel expenses and other expenses in connection with the performance of his duty as a director. The 2005 meeting fees were as follows:

Chairman

•	$1,750 per meeting day of the board when chairing a board meeting

•	$800 per meeting of a committee of the board

•	$800 per meeting day of the Council of Federal Home Loan Banks

Vice Chairman

•	$1,250 per meeting day of the board

•	$800 per meeting of a committee of the board

•	$1,750 per meeting day of the board when serving as chairman for the entire meeting

•	$800 per meeting day of the Council of Federal Home Loan Banks

Committee Chairman

•	$1,000 per meeting day of the board

•	$1,000 per meeting of a committee when serving as committee chairman

•	$800 per meeting of a committee of the board when not serving as committee chairman

•	$800 per meeting day of the Council of Federal Home Loan Banks

Director (other than chairman, vice chairman, or committee chairman)

•	$1,000 per meeting day of the board

•	$800 per meeting of a committee of the board

•	$800 per meeting day of the Council of Federal Home Loan Banks

Fees for Telephonic Meetings

•	$500 per meeting for the chairman; vice chairman, if serving as chairman; or committee chairman, if serving as chairman

•	$300 per meeting for any other director

The Bank’s directors earned a total of $270,784 in meeting fees and were paid $261,988 in travel and related expense during 2005.

Item 7.	Certain Relationships and Related Transactions.

Because the Bank is a cooperative, capital stock ownership is a prerequisite to transacting any business with the Bank. The Bank’s members elect the majority of the Bank’s board of directors. As a result, all members and most directors would be classified as related parties, as defined by securities law and SEC regulations. The following table represents the volume of business transacted with members of the Bank.

	Years Ended December 31,
	2005	2004	2003
	(In thousands)
Advance volume	$141,230,509	$122,391,718	$96,342,090
MPF®/MPP loans purchased	1,401,142	744,089	1,252,339
Deposits net activity	(276,913)	651,641	(1,224,624)
Intermediary derivatives	146,451	13,144	71,281

In the ordinary course of its business, the Bank transacts business with each of the members that has an officer or director serving as a director of the Bank. All such transactions: (1) have been made in the ordinary course of the Bank’s business; (2) have been made subject to the same Bank policies as transactions with the Bank’s members generally; and (3) in the opinion of management, do not involve more than the normal risk of collection or present other unfavorable features.

In 2004, the spouse of Lynn Brazen, first vice president, community investment services, was the executive director of Senior Connections, a nonprofit organization. In 2004, Senior Connections received $435,053 in funding from the Bank through the competitive award process of the Bank’s AHP.

Item 8.	Legal Proceedings.

The Bank is from time to time, in the ordinary course of its business, subject to various legal proceedings and actions. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of those matters presently known to the Bank will have a material adverse effect on the Bank’s financial condition or results of operations.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The Bank’s members or former members own all the stock of the Bank. The Bank’s stock is not publicly traded or quoted, and there is no established marketplace for it, nor does the Bank expect a market to develop. The Bank’s capital plan prohibits the trading of its capital stock, except in connection with merger or acquisition activity.

Members may request that the Bank redeem at par part of the capital stock they hold in the Bank five years after the Bank receives a written request by a member, subject to certain regulatory requirements and to the satisfaction of any ongoing stock investment requirements applying to the member. Any member may withdraw from membership upon five years’ written notice to the Bank. Subject to the member’s satisfaction of any outstanding indebtedness and other statutory requirements, the Bank shall redeem at par the member’s stock upon withdrawal from membership. The Bank, in its discretion, may repurchase shares held by members in excess of their required stock holdings. Excess stock is Bank capital stock not required to be held by the member to meet its minimum stock purchase requirement under the Bank’s capital plan. The par value of all capital stock is $100 per share. As of December 31, 2005, the Bank had 1,210 members and 58,962,988 shares of its common stock outstanding (including mandatorily redeemable shares).

The Bank declared quarterly cash dividends during 2005, 2004, and 2003 as outlined in the table below:

Quarterly Dividends Declared

	2005		2004
Quarter	Amount (In thousands)	Annualized Rate (%)	Amount (In thousands)	Annualized Rate (%)
First	$55,436	4.25	$43,296	3.50
Second	62,570	4.50	45,435	3.50
Third	47,662	3.25	47,087	3.50
Fourth	66,739	4.60	50,530	3.75

The Bank may pay dividends on its capital stock only out of its retained earnings or current net earnings. The Bank’s board of directors has discretion to declare or not declare dividends and to determine the rate of any dividends declared. The Bank’s board of directors may neither declare nor require the Bank to pay dividends if, after giving effect to the dividend, the Bank would fail to meet any of its capital requirements. The Bank also may not declare any dividend when it is not in compliance with all of its capital requirements or if it is determined that the dividend would create a safety and soundness issue for the Bank.

Further, until this registration statement is effective, the Bank must consult with and receive approval from the Finance Board’s Office of Supervision prior to declaring a dividend.

During the quarter ended June 30, 2004, the Bank’s board of directors adopted a revised retained earnings policy, which became effective for the third quarter of 2004. Under the revised retained earnings policy, the Bank expects to continue to be able to pay dividends to shareholders.

Because only member institutions, not individuals, may own the Bank’s capital stock, the Bank has no equity compensation plans.

Item 10.	Recent Sales of Unregistered Securities.

The Bank also issues letters of credit in the ordinary course of its business. From time to time, the Bank provides standby letters of credit to support members’ letters of credit or obligations issued to support unaffiliated, third-party offerings of notes, bonds, or other securities to finance housing-related projects. The Bank provided $358.7 million, $591.9 million, and $1.0 billion of such credit support during each of 2005, 2004, and 2003, respectively. To the extent that these letters of credit are securities for purposes of the Securities Act of 1933, the issuance of the letter of credit by the Bank is exempt from registration pursuant to section 3(a)(2) thereof.

Item 11.	Description of Registrant’s Securities to be Registered.

Class B Stock

On December 17, 2004, the Bank converted to its new capital structure in accordance with the requirements of the GLB Act and the Bank’s new capital plan. The Bank’s new capital structure consists solely of Class B stock, par value $100 per share. The Class B stock contains two distinct subclasses, each of which is issued, redeemed, and repurchased at par value. Under the capital plan, each member is required to maintain a certain minimum investment in Class B stock of the Bank. Each member’s minimum stock requirement is equal to the sum of a “membership” stock component and an “activity-based” stock component. Shares of Subclass B1 Class B stock are issued to meet the membership stock requirement and shares of Subclass B2 Class B stock are issued to meet the activity-based stock requirement.

Subclass B1 Class B Stock

Each member is required to maintain a minimum investment in Subclass B1 shares sufficient to meet its membership stock requirement as long as the institution remains a member of the Bank. As of the date of this registration statement, a member’s membership stock requirement is 0.20 percent (20 basis points) of the member’s total assets, subject to cap of $25 million. From time to time the Bank’s board of directors may adjust the membership stock requirement, including the cap, within specified ranges set forth in the capital plan. Under the capital plan, the membership stock requirement can range from 0.05 percent (five basis points) to 0.40 percent (40 basis points) of the member’s total assets. The cap can range from $15 million to $35 million. Any adjustment by the board of directors outside these ranges would require an amendment to the capital plan and Finance Board approval. Each member is required to comply promptly with any adjustment to the membership stock requirement. A member may not use shares of Subclass B2 Class B stock to meet its membership stock requirement.

Subclass B2 Class B Stock

Each member is required to maintain a minimum investment in Subclass B2 shares sufficient to meet its activity-based stock requirement as long as the related assets continue to be carried on the Bank’s balance sheet. As of the date of this registration statement, a member’s activity-based stock requirement is the sum of the following items:

•	4.50 percent of the member’s outstanding principal balance of advances

•	8.00 percent of any outstanding targeted debt/equity investment (currently AMPP assets) sold by the member to the Bank on or after December 17, 2004.

The activity-based stock requirement also may include a percentage of any outstanding balance of acquired member assets (currently the MPF Program and MPP), although this percentage is currently set by the Bank at zero.

From time to time, the board of directors may adjust the activity-based stock requirement within specified ranges set forth in the capital plan as follows:

•	The advances stock requirement can range from 3.50 percent to 6.00 percent

•	The acquired member assets stock requirement can range from 0.00 percent to 6.00 percent

•	The targeted debt/equity investments stock requirement can range from 6.00 percent to 9.00 percent.

Any adjustment outside the ranges would require an amendment to the capital plan and Finance Board approval. Each member is required to comply promptly with any adjustment to the activity-based stock requirement. A member may not use shares of Subclass B1 Class B stock to meet its activity-based stock requirement.

Dividend Rights

The Bank’s board of directors, in its sole discretion, may declare and direct the Bank to pay dividends on the Class B stock. All outstanding shares of Class B stock participate in any dividend without preference and without distinction between subclasses. Dividends may be paid in the form of cash or capital stock and will be computed based on the amount of time during the relevant quarterly or other period that the Class B stock was outstanding. A former member of the Bank is entitled to receive any dividends attributable to its Class B stock through the date of redemption or repurchase of that stock by the Bank.

Dividends may be paid only from the Bank’s current net earnings or retained earnings. The board of directors may not declare a dividend under any one or more of the following circumstances:

•	If the Bank’s capital position is below its minimum regulatory capital requirement

•	If the Bank’s capital position will be below its minimum regulatory capital requirement after paying the dividend

•	If the principal or interest due on any consolidated obligation issued through the Office of Finance has not been paid in full

•	If the Bank becomes a noncomplying FHLBank under Finance Board regulations as a result of its inability to comply with regulatory liquidity requirements or satisfy its current obligations.

The Bank’s board of directors has adopted a new dividend and retained earnings policy described in Item 2 of this registration statement. Dividends may be limited or prohibited in some circumstances under this policy. In addition, until this registration statement becomes effective, the Bank must consult with and receive approval from the Finance Board’s Office of Supervision prior to declaring a dividend.

Repurchase and Redemption Provisions

Excess Stock Repurchases Initiated by the Bank

A member may hold Class B stock in excess of its minimum stock requirement, called excess stock, to the extent it has the legal authority under applicable statutes and regulations, subject to the following provisions.

Repurchases of Membership Stock – Subclass B1 Class B stock

The Bank will recalculate the membership stock requirement of each member at least annually, and no later than March 31 of each year, using financial data as of the prior calendar year-end. In its discretion, the Bank may recalculate any member’s membership stock requirement more frequently, using the most recently available financial data. The Bank also will recalculate each member’s membership stock requirement on the effective date of any adjustment to the percentage used in calculating this membership stock requirement. If any of these recalculations results in a decrease in the member’s membership stock requirement, the Bank, in its sole discretion, may, but is not required to, repurchase any excess shares of Subclass B1 Class B stock held by the member.

Upon termination of membership, any Subclass B1 Class B stock that is not required to meet the former member’s membership stock retention requirement is excess stock subject to repurchase by the Bank, in its sole discretion.

Repurchases of Activity-Based Stock – Subclass B2 Class B stock

The Bank will recalculate each member’s activity-based stock requirement at the time of any change in the amount of transactions outstanding between the Bank and the member, which can occur daily, and on the effective date of any adjustment to the percentages used in calculating the activity-based stock requirement. If this recalculation results in a decrease to the member’s activity-based stock requirement, and the par value of excess shares of Subclass B2 Class B stock held by a member exceeds the excess stock threshold amount, the Bank generally will repurchase some or all of the excess shares of Subclass B2 Class B stock held by that member. The Bank may change this repurchase policy upon notice to the members.

Excess Stock Redemptions Initiated by Members

Under the Bank’s capital plan, a member may request redemption of its excess stock, payable in cash at par value, upon five years’ prior written notice to the Bank. The Bank may, in its sole discretion and at any time, repurchase shares of excess stock referenced in the member’s written notice of redemption.

The written notice must indicate the particular subclass(es) and number of shares to be redeemed. The five-year redemption period starts when the Bank receives written notice from the member. A member may not have more than one written notice of redemption outstanding at any one time for the same shares of Class B stock. Following the requested redemption, the member must continue to meet its minimum stock requirement under the capital plan.

The member may cancel its redemption request before the end of the five-year redemption period by providing a written cancellation notice to the Bank, subject to a redemption cancellation fee.

If, at the end of the five-year redemption period, the member would fail to meet its minimum stock requirement, the Bank will not redeem the member’s Class B stock but will attempt the redemption on each of the following five business days. If the Bank is prevented from redeeming a member’s Class B stock during this period for this reason, the redemption notice will be cancelled automatically and the member will be required to pay a redemption cancellation fee.

If the member meets the redemption requirements at the expiration of the five-year redemption period, the Bank will pay to the member in cash the par value of all shares requested to be redeemed, subject to the limitations on redemption discussed below.

Repurchases and Redemptions as a result of Termination of Membership

If a member’s membership is terminated, whether voluntarily, involuntarily, or through merger or relocation, the Class B stock generally will be subject to a five-year redemption period.

Limitations on Redemptions and Repurchases

The Bank’s authority to redeem or repurchase Class B stock is subject to a number of limitations. Specifically, the Bank will not redeem or repurchase Class B stock if, following the redemption or repurchase, the Bank would fail to meet its minimum regulatory capital requirement or the affected member would fail to meet its minimum stock requirement. Also, the Bank may not redeem or repurchase any Class B stock without the prior written approval of the Finance Board, if the Finance Board or the board of directors has determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against capital creating an other-than-temporary decline in the Bank’s total capital that causes the value of the Bank’s total capital to fall below the Bank’s aggregate amount of Class B stock. This prohibition will apply even if the Bank is in compliance with its capital requirements and will remain in effect for however long the Bank continues to incur such charges or until the Finance Board determines that such charges are not expected to continue.

The Bank’s board of directors, or a committee thereof, temporarily may suspend redemptions and repurchases of Class B stock if it reasonably believes that such continued redemption or repurchase of Class B stock would result in one of the following:

•	Cause the Bank to fail to meet its minimum regulatory capital requirement

•	Prevent the Bank from maintaining adequate capital against a potential risk that may not be adequately reflected in its minimum regulatory capital requirement or

•	Otherwise prevent the Bank from operating in a safe and sound manner.

The Bank must notify the Finance Board of any determination to suspend redemptions. The Bank will not repurchase any Class B stock without prior written approval of the Finance Board during the period that redemptions are suspended under this provision.

The Bank may not redeem or repurchase shares of Class B stock from any member if the principal and interest due on any consolidated obligation issued through the Office of Finance has not been paid in full, or, under certain circumstances, if the Bank becomes a non complying FHLBank under Finance Board regulations as a result of its inability to comply with regulatory liquidity requirements or to satisfy its current obligations.

In addition, on any day that the sum of all repurchases of excess stock equals or exceeds an amount that would cause the Bank to fall below its minimum regulatory capital requirements, the Bank will suspend repurchase activities until either it can honor those repurchases in full or the board of directors establishes pro rata repurchase procedures.

Voting Rights

The members are entitled to vote only in connection with the election of directors in accordance with the FHLBank Act and Finance Board regulations. Voting rights in regard to the election of directors are set forth at 12 C.F.R. Section 915. The Bank calculates annually each member’s minimum stock requirement for purposes of determining its voting shares based on the member’s total assets, outstanding advances, acquired member assets, and targeted debt/equity investments carried on the Bank’s balance sheet on the preceding December 31, which is the “record date” for such determination. Each member is eligible to vote for all open elective director seats in the state in which its principal place of business is located. Each member is entitled to cast one vote for each share of Class B stock that the member was required to hold as of the record date in each election for each open elective director seat in the state in which the member’s principal place of business is located. In cases in which there are multiple directorships to be filled for a voting state, a member may not aggregate all of its available votes for a single candidate. In a single directorship election, a member may not split its votes between director candidates but must cast all of its votes available election for a single candidate. The number of votes that each member may cast for each directorship may not exceed the average number of shares of Class B stock required to be held as of the record date by all members located in that state. For example, if a member holds 100 shares of Class B stock, but the average number of shares of Class B stock held by all members in such member’s state of residence is 75 shares, the member may vote only 75 shares in each open elective director seat election in the state in which its principal place of business is located. Excess stock is not “required stock” and thus is not counted in determining the number of votes that a member may cast. A former member that was a member as of the record date is entitled to vote in the election of directors in accordance with the FHLBank Act and regulations. There are no voting preferences associated with any class or subclass of Class B stock.

Classification of Board of Directors/Cumulative Voting

Each member of the Bank’s board of directors serves a three-year term, with approximately one-third of the terms expiring each year. There are no classes of directors, and there is no cumulative voting.

Liquidation Rights

Subject to the authority of the Finance Board, in the event of liquidation of the Bank, after making provision for the payment of the Bank’s liabilities, the Bank will pay each member the par value of its Class B stock. However, if sufficient funds are not available to make payment for all of the Class B stock outstanding, payment will occur on a pro rata basis among the holders of Class B stock in proportion to the number of shares of Class B stock owned by each. In addition, upon liquidation, any undistributed retained earnings, paid-in surplus, undivided profits, equity reserves, and other assets not otherwise identified will be allocated in the same manner. In the event that the Bank merges with or consolidates into another FHLBank, the holders of Class B stock are entitled to the rights and benefits set forth in the agreement of merger or consolidation approved by the board of directors and the Finance Board. None of the shares of Class B stock has any right of preference in liquidation.

Preemptive Rights

Members are not entitled to any preemptive rights.

Restrictions on Transfer

The capital plan prohibits transfers of Class B stock between members or any other parties except in connection with a merger or consolidation with another institution. Any such transfer will be at par value.

Modification of Rights of Holders

Both the Bank’s board of directors and the Finance Board must approve any amendment to the capital plan. Members’ consent is not required to amend the capital plan. The Bank will provide written notice to members at least five business days prior to the effective date of any amendment.

Item 12.	Indemnification of Directors and Officers.

The Bank’s bylaws provide that the Bank shall, subject to the terms of a separate indemnification agreement discussed below, indemnify any person who is or was a director or officer of the Bank (and such person’s legal heirs, representatives, and successors) to the fullest extent permitted by the laws of the State of Georgia and, to the extent not inconsistent therewith, federal laws, as amended from time to time.

Pursuant to the Bank’s indemnification agreements with each of its directors and officers, the Bank provides this indemnification and agrees to defend, hold harmless, and indemnify the directors and officers in any threatened, pending or completed action, suit, or proceeding, by reason of the fact that he is or was an officer or director of the Bank, or is or was serving at the request of the Bank as a director, officer, partner, trustee, employee, or agent of another foreign or domestic entity or as a member of any committee or council, from and against all costs, liabilities, obligations, expenses (including attorneys’ fees), judgments, fines (including an excise tax assessed with respect to an employee benefit plan), and amounts paid in settlement actually and reasonably incurred by him in connection with a proceeding. This indemnification is subject to a number of limitations, including that the director or officer must have conducted himself in good faith and reasonably believed the following:

•	In the case of conduct in his capacity as an officer or director of the Bank, that such conduct was in the best interests of the Bank and within the scope of his duties as an officer or director of the Bank

•	In the case of conduct while serving at the request of the Bank as a director, officer, partner, trustee, employee, or agent of another foreign or domestic entity or as a member of any committee or council, that such conduct was at least not opposed to the best interests of the Bank

•	In the case of any proceeding that is a threatened, pending, or completed criminal action, that such conduct was lawful.

The Bank will not indemnify an officer or director for fraudulent, intentional misconduct or knowing violation of law or for actions by the Finance Board resulting in an adverse order, penalty, or settlement to the director or officer.

The Bank has agreed to advance expenses incurred in defending any proceeding upon agreement by the director or officer in which he affirms his good faith conduct and agrees to repay the advance if it is ultimately determined that he is not entitled to be indemnified by the Bank under the agreement.

Only disinterested directors or special counsel selected by disinterested directors may determine if a director or officer is entitled to indemnification.

Item 13.	Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

the Federal Home Loan Bank of Atlanta:

In our opinion, the accompanying statements of condition and the related statements income, capital and of cash flows present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Atlanta (the “Bank”) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Bank has restated its financial statements at December 31, 2004 and for each of the two years in the period ended December 31, 2004.

As discussed in Note 3 to the financial statements, the Bank changed its method of amortizing and accreting premiums and discounts on mortgage-backed securities in 2005.

As discussed in Note 14, the Bank adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity on January 1, 2004.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

March 17, 2006

FEDERAL HOME LOAN BANK OF ATLANTA

STATEMENTS OF CONDITION

(In thousands, except par value)

	As of December 31,
	2005	2004
		(Restated)
ASSETS
Cash and due from banks	$13,345	$8,395
Interest-bearing deposits (includes deposits with other FHLBanks of $5,000 and $5,013 at December 31, 2005 and 2004, respectively)	254,321	776,147
Federal funds sold	13,028,500	11,196,500
Trading securities (includes $1,266,335 and $2,622,497 pledged as collateral at December 31, 2005 and 2004, respectively, that may be repledged and other FHLBanks’ bonds of $288,731, and $315,081 at December 31, 2005 and 2004, respectively)	5,260,321	5,700,053
Held-to-maturity securities, net (fair value of $19,250,998 and $17,374,978 at December 31, 2005 and 2004, respectively)	19,628,496	17,416,981
Mortgage loans held for portfolio, net of allowance for credit losses on mortgage loans of $557 and $671 at December 31, 2005 and 2004, respectively	2,859,982	2,215,653
Advances, net	101,285,012	95,867,345
Accrued interest receivable	621,448	526,385
Premises and equipment, net	31,019	28,876
Derivative assets	162,492	185,878
Other assets	93,952	90,370

TOTAL ASSETS	$143,238,888	$134,012,583

LIABILITIES AND CAPITAL
Deposits
Interest-bearing	$5,191,340	$5,339,785
Noninterest-bearing	43,534	72,841

Total deposits	5,234,874	5,412,626

Securities sold under agreements to repurchase	500,000	1,000,000
Consolidated obligations, net:
Discount notes	9,579,425	13,013,797
Bonds	119,174,663	105,920,803

Total consolidated obligations, net	128,754,088	118,934,600

Mandatorily redeemable capital stock	143,096	239,009
Accrued interest payable	1,067,352	745,815
Affordable Housing Program	105,911	86,338
Payable to REFCORP	20,766	8,700
Derivative liabilities	1,223,382	2,057,700
Other liabilities	107,847	86,006

Total liabilities	137,157,316	128,570,794

Commitments and contingencies (Note 18)
CAPITAL
Capital stock Class B putable ($100 par value) issued and outstanding shares:
57,532 shares and 52,252 shares at December 31, 2005 and 2004, respectively	5,753,203	5,225,149
Retained earnings	328,369	216,640

Total capital	6,081,572	5,441,789

TOTAL LIABILITIES AND CAPITAL	$143,238,888	$134,012,583

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF ATLANTA

STATEMENTS OF INCOME

(In thousands)

	For the years ended December 31,
	2005	2004	2003
		(Restated)	(Restated)
INTEREST INCOME
Advances	$3,437,205	$1,577,413	$1,350,622
Prepayment fees on advances, net	1,859	20,309	13,408
Interest-bearing deposits	31,179	10,894	25,349
Federal funds sold	240,079	74,484	52,058
Trading securities	316,908	287,881	244,924
Held-to-maturity securities	847,743	703,297	575,470
Mortgage loans held for portfolio	131,630	97,082	61,813
Loans to other FHLBanks	199	90	227

Total interest income	5,006,802	2,771,450	2,323,871

INTEREST EXPENSE
Consolidated obligations:
Discount notes	224,022	73,313	44,918
Bonds	3,957,816	2,054,477	1,687,326
Deposits	152,872	59,813	58,565
Borrowings from other FHLBanks	33	9	26
Securities sold under agreements to repurchase	28,776	16,593	5,682
Mandatorily redeemable capital stock	9,405	1,239	—
Other borrowings	171	58	97

Total interest expense	4,373,095	2,205,502	1,796,614

NET INTEREST INCOME BEFORE MORTGAGE LOAN LOSS PROVISION	633,707	565,948	527,257
Provision (reversal) for credit losses on mortgage loans held for portfolio	17	364	(461)

NET INTEREST INCOME AFTER MORTGAGE LOAN LOSS PROVISION (REVERSAL)	633,690	565,584	527,718

OTHER INCOME (LOSS)
Service fees	3,235	2,704	2,646
Net loss on trading securities	(215,108)	(56,760)	(187,131)
Net gain (loss) derivatives and hedging activities	136,520	(42,208)	(69)
Other, net	1,259	1,045	1,051

Total other income (loss)	(74,094)	(95,219)	(183,503)

OTHER EXPENSE
Operating	76,472	62,724	54,052
Finance Board	4,235	3,274	2,850
Office of Finance	2,839	2,282	2,133
Other	2,644	1,696	4,006

Total other expenses	86,190	69,976	63,041

INCOME BEFORE ASSESSMENTS	473,406	400,389	281,174

Affordable Housing Program	39,605	32,811	22,953
REFCORP	86,760	73,517	51,646

Total assessments	126,365	106,328	74,599

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	347,041	294,061	206,575
Cumulative effect of change in accounting principle	(2,905)	—	—

NET INCOME	$344,136	$294,061	$206,575

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF ATLANTA

STATEMENTS OF CAPITAL

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands)

	Capital Stock Class B Putable		Capital Stock Putable		Retained Earnings
	Shares	Par Value	Shares	Par Value		Total Capital
					(Restated)
BALANCE, DECEMBER 31, 2002, as previously reported	—	$—	44,968	$4,496,824	$228,976	$4,725,800
Restatement adjustment	—	—	—	—	(148,517)	(148,517)
BALANCE, DECEMBER 31, 2002, as restated	—	—	44,968	4,496,824	80,459	4,577,283
Proceeds from sale of capital stock	—	—	22,842	2,284,217	—	2,284,217
Repurchase/redemption of capital stock	—	—	(18,604)	(1,860,461)	—	(1,860,461)
Net income	—	—	—	—	206,575	206,575
Cash dividends on capital stock	—	—	—	—	(178,107)	(178,107)

BALANCE, DECEMBER 31, 2003			49,206	4,920,580	108,927	5,029,507
Proceeds from sale of capital stock	—	—	34,771	3,477,120	—	3,477,120
Repurchase/redemption of capital stock	—	—	(27,155)	(2,715,525)	—	(2,715,525)
Conversion to Class B shares	56,822	5,682,175	(56,822)	(5,682,175)	—	—
Net shares reclassified to mandatorily redeemable capital stock	(4,570)	(457,026)	—	—	—	(457,026)
Net income	—	—	—	—	294,061	294,061
Cash dividends on capital stock	—	—	—	—	(186,348)	(186,348)

BALANCE, DECEMBER 31, 2004	52,252	5,225,149	—	—	216,640	5,441,789
Proceeds from sale of capital stock	39,624	3,962,429	—	—	—	3,962,429
Repurchase/redemption of capital stock	(33,821)	(3,382,043)	—	—	—	(3,382,043)
Net shares reclassified to mandatorily redeemable capital stock	(523)	(52,332)	—	—	—	(52,332)
Net income	—	—	—	—	344,136	344,136
Cash dividends on capital stock	—	—	—	—	(232,407)	(232,407)

BALANCE, DECEMBER 31, 2005	57,532	$5,753,203	—	$—	$328,369	$6,081,572

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF ATLANTA

STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2005	2004	2003
		(Restated)	(Restated)
OPERATING ACTIVITIES
Net income	$344,136	$294,061	$206,575
Cumulative effect of change in accounting principle	2,905	—	—

Income before cumulative effect of change in accounting principle	347,041	294,061	206,575

Adjustments to reconcile income to net cash provided by (used in) operating activities:
Depreciation and amortization:
Net premiums and discounts on consolidated obligations	28,182	52,198	47,950
Net premiums and discounts on investments	3,859	33,200	108,860
Net premiums and discounts on mortgage loans	518	453	1,103
Concessions on consolidated obligation bonds	31,620	50,615	79,408
Basis adjustment amortization	744	846	1,291
Premises and equipment	2,197	2,049	1,848
Capitalized software	2,622	1,949	1,436
Provision (reversal) for credit losses on mortgage loans held for portfolio	17	364	(461)
Decrease (increase) in trading securities	444,638	(624,443)	(1,431,283)
Gain due to change in net fair value adjustment on derivative and hedging activities	(289,512)	(72,161)	(57,956)
(Increase) decrease in accrued interest receivable (excluding derivative accrued interest)	(95,063)	(45,043)	7,340
(Increase) decrease in other assets	(4,679)	2,589	(859)
Net increase (decrease) in Affordable Housing Program (AHP)	22,494	10,786	(4,789)
Increase (decrease) in accrued interest payable (excluding derivative accrued interest)	321,537	569	(82,113)
Increase in payable /decrease in prepayment to REFCORP	12,066	22,152	10,700
Increase (decrease) in other liabilities	6,397	(256)	(323,746)

Total adjustments	487,637	(564, 133)	(1,641,271)

Net cash provided by (used in) operating activities	834,678	(270, 072)	(1,434,696)

INVESTING ACTIVITIES
Net decrease (increase) in interest-bearing deposits	521,813	(169,485)	1,818,487
Net increase in Federal funds sold	(1,832,000)	(6,271,500)	(1,580,950)
Purchases of held-to-maturity securities	(7,019,667)	(7,922,388)	(13,186,333)
Proceeds from maturities of held-to-maturity securities	4,796,482	5,061,560	12,036,233
Principal collected on advances	135,144,480	113,747,358	89,057,595
Advances made	(141,978,983)	(123,307,008)	(97,099,505)
Principal collected on mortgage loans held for portfolio	755,376	283,957	181,044
Purchased mortgage loans held for portfolio	(1,401,142)	(744,089)	(1,252,339)
Net decrease (increase) in deposits placed with FHLBanks for mortgage loan programs	13	2,154	(2,164)
Purchase of premises and equipment	(4,340)	(1,216)	(1,363)
Purchase of software	(5,371)	(6,001)	(176)

Net cash used in investing activities	(11,023,339)	(19,326,658)	(10,029,471)

The accompanying notes are an integral part of these financial statements.

	For the Years Ended December 31,
	2005	2004	2003
		(Restated)	(Restated)
FINANCING ACTIVITIES
Net (decrease) increase in deposits	(177,752)	772,893	(1,349,243)
Net (decrease) increase in securities sold under agreements to repurchase	(500,000)	—	1,000,000
Proceeds from issuance of consolidated obligations:
Discount notes	346,211,693	297,125,042	52,055,043
Bonds	49,400,530	61,787,761	103,535,781
Bonds transferred from other FHLBanks	308,029	992,193	179,515
Payments for debt issuance costs	(28,450)	(51,171)	(98,658)
Payments for repurchase/maturing and retiring consolidated obligations:
Discount notes	(349,654,931)	(288,257,154)	(49,271,383)
Bonds	(35,580,685)	(53,139,122)	(94,886,408)
Proceeds from issuance of capital stock	3,962,429	3,477,120	2,284,217
Payments for repurchase/redemption of capital stock	(3,382,043)	(2,715,525)	(1,860,461)
Payments for repurchase/redemption of mandatorily redeemable capital stock	(148,245)	(218,017)	—
Cash dividends paid	(216,964)	(176,859)	(190,973)

Net cash provided by financing activities	10,193,611	19,597,161	11,397,430

Net increase (decrease) in cash and cash equivalents	4,950	431	(66,737)
Cash and cash equivalents at beginning of the year	8,395	7,964	74,701

Cash and cash equivalents at end of the year	$13,345	$8,395	$7,964

Supplemental disclosures of cash flow information:
Cash paid for:
Interest paid	$3,804,339	$2,071,088	$1,787,536

AHP payments, net	$20,032	$24,864	$24,864

REFCORP payments	$74,694	$51,365	$51,365

Noncash items:
Dividends declared but not paid	$232,407	$186,348	$178,107

Net shares reclassified to mandatorily redeemable capital stock	$52,332	$457,026	$—

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF ATLANTA

NOTES TO FINANCIAL STATEMENTS

Background Information

The Federal Home Loan Bank of Atlanta (the Bank), a federally chartered corporation, is one of 12 district Federal Home Loan Banks (FHLBanks). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development. The Bank provides a readily available, competitively priced source of funds to its member institutions. The Bank is a cooperative whose member institutions own almost all of the capital stock of the Bank. Former members own the remaining capital stock to support business transactions still carried on the Bank’s Statements of Condition. All holders of the Bank’s capital stock are entitled to receive dividends on their capital stock, to the extent declared by the Bank’s board of directors.

All federally insured depository institutions and insurance companies located within the Bank’s district and engaged in residential housing finance may apply for membership. State and local housing authorities that meet certain statutory criteria also may borrow from the Bank. While eligible to borrow, housing associates are not members of the Bank and, as such, are not required to hold capital stock. All members must purchase and hold capital stock of the Bank. A member’s stock requirement is based on the amount of its total assets, as well as the amount of certain of its business activities with the Bank. As a result of these requirements, the Bank conducts business with related parties in the normal course of business. The Bank considers its related parties to be other FHLBanks and those members owning in excess of 10 percent of the Bank’s total regulatory capital stock. See Note 19 for more information.

The Federal Housing Finance Board (Finance Board), an independent agency in the executive branch of the United States Government, supervises and regulates the FHLBanks and the Office of Finance. The Office of Finance, a joint office of the FHLBanks established by the Finance Board, facilitates the issuing and servicing of the FHLBank’s debt instruments (consolidated obligations). The Finance Board is responsible for ensuring that the FHLBanks operate in a safe and sound manner, carry out their housing finance mission, remain adequately capitalized, and can raise funds in the capital markets. The Finance Board also establishes policies and regulations covering the operations of the FHLBanks. Each FHLBank operates as a separate entity with its own management, employees, and board of directors. The Bank does not have any special purpose entities or any other types of off-balance sheet conduits.

The Bank’s consolidated obligations are the joint and several obligations of all the FHLBanks and are the primary source of funds for the Bank. Deposits, other borrowings, and capital stock issued to members provide other funds. The Bank primarily uses these funds to provide advances to members and to purchase mortgage loans from members through its mortgage purchase programs. The Bank also provides members and non-members with correspondent banking services, such as safekeeping, wire transfer services and cash management.

Note 1—Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires the Bank’s management to make subjective assumptions and estimates, which are based upon the information then available to management and are inherently uncertain and subject to change. These assumptions and estimates may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates significantly.

Interest-Bearing Deposits in Banks and Federal Funds Sold. These investments provide short-term liquidity and are carried at cost.

Investments. The Bank carries investments at cost for which it has both the ability and intent to hold to maturity, adjusted for the amortization of premiums and accretion of discounts using the level-yield method.

The Bank classifies certain investments acquired for purposes of liquidity and asset-liability management as trading investments and carries them at fair value. The Bank records changes in the fair value of these investments through other income, along with gains and losses on sales of investment securities using the specific identification method. The Bank holds these investments indefinitely as management periodically evaluates its liquidity needs.

The Bank computes the amortization and accretion of premiums and discounts on mortgage-backed securities using the contractual method, updated for actual prepayments. The Bank computes the amortization and accretion of premiums and discounts on other investments using the level-yield method applied to the contractual maturity of the securities.

The Bank regularly evaluates outstanding investments for changes in fair value and records impairment when a decline in fair value is deemed to be other than temporary. An investment is deemed impaired if the fair value of the investment is less than its carrying value. After the investment is determined to be impaired, the Bank evaluates whether this decline in value is other than temporary. When evaluating whether the impairment is other than temporary, the Bank takes into consideration whether or not it expects to receive all of the investment’s contractual cash flows and the Bank’s intent and ability to hold the investment for a sufficient amount of time to realize those cash flows. In addition, the Bank considers issuer or collateral specific factors related to investments such as rating agency actions and business and financial outlook. The Bank also evaluates broader industry and sector performance indicators and how they may affect the value of the investments. If there is an other-than-temporary impairment in the fair value of an investment, the decline in fair value is recognized as a loss and presented in the Statements of Income as other expense. The Bank has not experienced any other-than-temporary impairment expense during 2005, 2004, or 2003.

Advances. The Bank presents advances, net of unearned commitment fees and discounts on advances for the Affordable Housing Program (AHP), as discussed below. The Bank amortizes and accretes the premiums and discounts on advances in interest income using the level-yield method. The Bank recognizes interest on advances income as earned. Following requirements of the Federal Home Loan Bank Act of 1932, as amended (the FHLBank Act), the Bank obtains sufficient collateral on advances to protect it from losses. The FHLBank Act limits eligible collateral to certain investment securities, residential mortgage loans, cash or deposits with the Bank, and other eligible real estate-related assets. As Note 7 more fully describes, community financial institutions (FDIC-insured institutions with average assets during the preceding three-year period of $567 million or less during 2005) are subject to more liberal statutory collateral rules that include secured small business and agricultural loans, and securities representing a whole interest in such secured loans. The Bank has not incurred any credit losses on advances since its inception. Based on a current assessment of collectability, including consideration of the collateral held as security for the advances and prior repayment history of the Bank’s advances, management believes, as of the dates of these financial statements, that an allowance for credit losses on advances is unnecessary.

Mortgage Loans Held for Portfolio. The Bank participates in the Mortgage Partnership Finance® Program (MPF Program) under which the Bank purchases government-insured and conventional residential mortgage loans that are purchased directly from participating members (PFIs). The Bank manages the liquidity, interest rate and prepayment risk of the loans and is responsible for marketing the program to its PFIs. The PFIs may retain or sell, with the Bank’s approval, the servicing of the mortgages. The Bank and the PFI share in the credit risk of the loans.

The general allocation of losses for MPF Program conventional loans is divided into the following loss layers:

Borrower’s Equity. The first layer of protection against loss is the borrower’s equity in the real property securing the MPF loan.

Primary Mortgage Insurance. The second layer of protection comes from primary mortgage insurance that is required for any MPF loan with an LTV greater than 80 percent.

First Loss Account. Third, losses for each master commitment that are not paid by primary mortgage insurance, up to an agreed-upon amount, are incurred by the Bank out of what is called a “First Loss Account,” or “FLA.” The FLA represents the amount of expected losses that the Bank must incur before the PFI’s credit enhancement becomes available to cover losses.

PFI Credit Enhancement. Fourth, losses for loans purchased under each master commitment in excess of the FLA, up to an agreed-upon amount, called the credit enhancement or “CE Amount,” are incurred by the PFI.

MPF Bank. Fifth, the Bank absorbs any remaining unallocated losses.

The total amount of the credit enhancements on the pool of loans is designed to provide the equivalent of an “AA” rating based on S&P Levels rating methodology (although the pool of loans is not rated). The Bank pays the PFI a credit enhancement fee for providing its portion of the credit enhancement. The amount of the credit enhancement fee varies according to the particular MPF Program in which the PFI participates. This is due to the level of credit enhancement the PFI is required to provide in the transaction as well as the risk profile of the loans actually delivered. The Bank pays these fees monthly, based upon the remaining unpaid principal balance of the pool of loans. The Bank records credit enhancement fees as an offset to mortgage loan interest income.

The Bank also participates in the Mortgage Purchase Program (MPP) under which the Bank purchases government-insured and conventional residential mortgage loans from its PFIs. The Bank manages the liquidity, interest rate and prepayment risk of the loans, and is responsible for marketing MPP to its PFIs. The PFI may retain or sell, with the Bank’s approval, the servicing of the mortgages. The Bank and the PFI share in the credit risk on the purchased loans.

The credit enhancement layers for MPP conventional loans consist of borrower’s equity, PMI (if applicable), a lender risk account (LRA), and supplemental mortgage insurance (SMI), and such total credit enhancement is sized to provide the equivalent of “AA” rating under the S&P Levels rating methodology (although the assets are not rated by S&P or any other agency). The Bank establishes the LRA as a portion of the net interest remitted monthly by the PFI. The LRA is a lender-specific account. The LRA is used to offset any losses that may occur. The Bank’s recourse to the PFI is limited to this predetermined LRA amount, so that the PFI has no further obligation to make additional contributions to the LRA, regardless of any losses or deterioration of the mortgage pool exceeding such amount in the LRA. Amounts in the LRA in excess of the required balances are distributed to the PFI in accordance with a step-down schedule that is established at the time of a master commitment contract. No LRA balance is required after eleven years. The total balance of all LRAs is recorded in other liabilities and totaled $351 thousand and $155 thousand at December 31, 2005 and 2004, respectively. The Bank has not incurred any credit losses on MPP loans during 2005 and 2004.

In addition to the expected losses covered by the LRA, the PFI selling conventional loans is required to purchase SMI as an enhancement to cover losses over and above losses covered by the LRA. The Bank is listed as the insured on the SMI policy and this coverage serves to further limit the Bank’s exposure to losses. The Bank may require the PFI to purchase additional mortgage insurance coverage called SMI Plus to achieve the rating discussed above.

The Bank classifies the mortgage loans that are purchased directly from a PFI as held for investment and, accordingly, reports them at their principal amounts outstanding, net of deferred loan fees, premiums and discounts, together with mark-to-market basis adjustments on purchase commitments.

The Bank defers and amortizes deferred loan origination costs (agent fees), premiums and discounts paid to and received by the PFI, and basis adjustments as interest income using the level-yield method over the estimated cash flow of the related mortgage loans. Actual prepayment experience and estimates of future principal prepayments are used in calculating the estimated cash flows of the mortgage loans. The Bank aggregates the mortgage loans by similar characteristics (type, maturity, note rate and acquisition date) in determining prepayment estimates.

The Bank places a mortgage loan on nonaccrual status when the collection of the contractual principal or interest from the borrower is 90 days or more past due. When a mortgage loan is placed on nonaccrual status, accrued but uncollected interest is reversed against interest income. The Bank had $1.7 million and $320 thousand in nonaccrual loans as of December 31, 2005 and 2004, respectively.

The Bank bases the allowance for credit losses on mortgage loans on management’s estimate of credit losses inherent in the Bank’s mortgage loan portfolio as of the Statements of Condition date. The overall allowance is determined by an analysis that includes consideration of various data, such as past performance, current delinquencies, loan portfolio characteristics, collateral valuations, industry data, and prevailing economic conditions. Inherent in the Bank’s evaluation of past performance are the effects of various credit enhancements, as discussed above. As a result of this analysis, the Bank established an allowance for loan losses on the mortgage loan portfolio in the amounts of $557 thousand and $671 thousand as of December 31, 2005 and 2004, respectively, for loans outstanding under all mortgage purchase programs, the majority of which relates to the Affordable Multi-Family Participation Program (AMPP). The allowance for loan losses on MPF Program loans was $84 thousand and $16 thousand as of December 31, 2005 and 2004, respectively. The Bank believes, as of the date of these financial statements, that an allowance for loan losses on MPP loans was unnecessary.

Mortgage-Loan Participations. The Bank has sold to FHLBank Chicago participations in mortgage loans acquired under the MPF Program. Under a master commitment, the Bank may enter into a participation arrangement with FHLBank Chicago that specifies an agreed upon ownership percentage for the mortgage loans to be acquired from PFIs and related delivery commitments. Both the Bank and FHLBank Chicago share in the pro rata purchase amounts for each respective loan acquired from the PFI; receive the relevant pro rata share of principal and interest payments; maintain responsibility for their pro rata shares of credit-enhancement fees and credit losses; and each may hedge its respective share of the delivery commitments. These participations purchased by FHLBank Chicago are transacted contemporaneously with and at the same price as the loan purchases by the Bank, resulting in no gain or loss on the transaction. Based on the terms of the participation agreement between the Bank and FHLBank Chicago, these participations are accounted for as sales under Statement of Financial Accounting Standards (SFAS) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). Beginning in 2004, this arrangement was phased out in favor of the Bank’s payment of a transaction services fee as discussed in Note 20. For the year ended December 31, 2005 there was only one such participation that remained.

Premises and Equipment. The Bank records premises and equipment at cost less accumulated depreciation. The Bank’s accumulated depreciation was $35.9 million and $33.7 million at December 31, 2005 and 2004, respectively. The Bank computes depreciation on a straight-line basis over the estimated useful lives of assets. The estimated useful lives in years are generally as follows: automobiles and computer hardware - 3; computer software - 5; office equipment - 8; office furniture and building improvements - 10; and building - 40. The Bank amortizes leasehold improvements on the straight-line basis over the shorter of the estimated useful life of the improvement or the remaining term of the lease. The Bank capitalizes improvements but it expenses ordinary maintenance and repairs when incurred. Depreciation expense was $2.2 million, $2.0 million and $1.9 million for the years ended December 31, 2005, 2004, and 2003, respectively. The Bank includes gains and losses on disposal of premises and equipment in other income. There was no net realized gain (loss) on disposal of premises and equipment during the three years ended December 31, 2005.

Cost of computer software developed or obtained for internal use is accounted for in accordance with Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software

Developed or Obtained for Internal Use (SOP 98-1), which requires the cost of purchased software and certain costs incurred in developing computer software for internal use to be capitalized and amortized over future periods. As of December 31, 2005 and 2004, the Bank had $11.2 million and $5.8 million, respectively, of unamortized computer software costs included in other assets. Amortization of computer software costs charged to expense was $2.6 million, $2.0 million and $1.4 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Derivatives. Accounting for derivatives is addressed in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of Effective Date of FASB Statement No. 133, and as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities and various Derivatives Implementation Group (DIG) issues (collectively, SFAS 133). Accordingly, all derivatives are recognized on the Statements of Condition at their fair values and those that are not used for intermediary purposes are designated as (1) a hedge of the fair value of (a) a recognized asset or liability or (b) an unrecognized firm commitment (a fair value hedge); (2) a hedge of the foreign currency component of a hedged item in a fair value hedge; or (3) a non-SFAS 133 hedge of an asset or liability (an economic hedge) for asset-liability management purposes. Changes in the fair value of a derivative that is effective as, and that is designated and qualifies as, a fair-value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in other income as “net gain (loss) on derivatives and hedging activities.” Changes in the fair value of a stand-alone derivative designated as an economic hedge are recorded in current-period earnings and no fair value adjustment is made to the underlying asset or liability.

The differences between accruals of interest receivables and payables on derivatives designated as fair value hedges are recognized as adjustments to the income or expense of the designated underlying, advances, consolidated obligations or other financial instruments. The differentials between accruals of interest receivables and payables on intermediated derivatives for members and other economic hedges are recognized as other income.

The Bank may issue debt or make advances in which a derivative instrument is “embedded”. Upon purchasing the financial instrument, the Bank assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as either (a) a hedging instrument in a fair value or foreign-currency hedge or (b) a stand-alone derivative instrument pursuant to an economic hedge. However, if the entire contract were to be measured at fair value, with changes in fair value reported in current earnings (e.g., an investment security classified as “trading” under SFAS 115), or if the Bank could not reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract would be carried on the Statements of Condition at fair value and no portion of the contract would be designated as a hedging instrument.

Derivatives are typically executed at the same time as the hedged advances or consolidated obligations and the Bank designates the hedged item in a qualifying hedging relationship as of the trade date. In certain cases, the Bank may designate the hedging relationship upon its commitment to disburse an advance or trade a consolidated obligation in which settlement occurs within the shortest period of time possible for the type of instrument based on market settlement conventions. The Bank defines market settlement conventions for advances to be five business days or less and for consolidated obligations to be 30 calendar days or less, using a next business day convention. The Bank then records the changes in fair value of the derivative and the hedged item beginning on the trade date. When the hedging relationship is properly designated and contemporaneously documented on the trade date and the fair value of the derivative is zero on that date, the Bank may apply shortcut method, if all criteria within SFAS 133 are met.

When hedge accounting is discontinued due to the Bank’s determination that a derivative no longer qualifies as an effective fair value hedge, or when management decides to cease the specific hedging activity, the Bank will continue to carry the derivative on the Statements of Condition at its fair value, cease to adjust the hedged asset or liability for changes in fair value, and continue amortizing the cumulative basis adjustment on the hedged item into earnings using the level-yield method over the remaining life of the hedged item. When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the Bank will continue to carry the derivative on the Statements of Condition at its fair value, removing from the Statements of Condition any asset or liability that was recorded to recognize the firm commitment and recording the adjustment as a gain or loss in current-period earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Bank will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value of the derivative in current-period earnings.

Mandatorily Redeemable Capital Stock. The Bank adopted SFAS 150 effective as of January 1, 2004. See Note 14 for more information.

Affordable Housing Program. The FHLBank Act requires each FHLBank to establish and fund an AHP (see Note 8). The Bank charges the required funding for AHP against earnings and establishes a corresponding liability. The AHP funds provide subsidies to members to assist in the purchase, construction, or rehabilitation of housing for very low-income, low-income, and moderate-income households. The Bank issues AHP advances at interest rates below the customary interest rate for non-subsidized advances. When the Bank makes an AHP advance, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP advance rate and the Bank’s related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP advance. As an alternative, the Bank has the authority to make the AHP subsidy available to members as a grant.

Prepayment Fees. The Bank charges a member a prepayment fee when the member prepays certain advances before the original maturity. The Bank records prepayment fees net of SFAS 133 basis adjustments included in the book basis of the advance as “Prepayment fees on advances, net” in the interest income section of the Statements of Income.

For prepaid advances that are hedged and meet the hedge accounting requirements of SFAS No. 133, the Bank terminates the hedging relationship upon prepayment and records the associated fair value gains and losses, adjusted for the prepayment fees, in interest income. If the Bank funds a new advance to a member concurrent with or within a short period of time after the prepayment of a previous advance to that member, the Bank evaluates whether the new advance qualifies as a modification of the original hedged advance, including analysis of (i) whether the effective yield on the new advance is at least equal to the effective yield for a comparable advance to a similar member that is not refinancing or restructuring and (ii) whether the modification of the original advance is more than minor. If the new advance qualifies as a modification of the original hedged advance, the fair value gains or losses of the advance and the prepayment fees are included in the carrying amount of the modified advance, and gains or losses and prepayment fees are amortized in interest income over the life of the modified advance using the level-yield method. If the Bank determines that the transaction does not qualify as a modification of an existing advance, the Bank treats the transaction as an advance termination with subsequent funding of a new advance and it records net fees in interest income as “Prepayment fees on advances, net.” If the Bank determines that the transaction does not qualify as a modification of an existing advance, it is treated as an advance termination with subsequent funding of a new advance and the net fees are recorded in interest income as “Prepayment fees on advances, net.”

Commitment Fees. The Bank defers commitment fees for advances and amortizes them to interest income. Refundable fees are deferred until the commitment expires or until the advance is made. The Bank records commitment fees for standby letters of credit as a deferred credit when it receives the fees and amortizes them using the straight-line method over the term of the standby letter of credit. The Bank’s management believes that the likelihood of standby letters of credit being drawn upon is remote based upon past experience.

Concessions on Consolidated Obligations. The Bank defers and amortizes the amounts paid to dealers in connection with the sale of consolidated obligations using the level-yield method over the term of the consolidated obligations. When consolidated obligations are called, the related unamortized concessions are written off to interest expense. The Office of Finance prorates the amount of the concession to the Bank based upon the percentage of the debt issued that is assumed by the Bank. Unamortized concessions were $61.5 million and $65.3 million at December 31, 2005 and 2004, respectively, and are included in other assets. Amortization of such concessions is included in consolidated obligation interest expense and totaled $31.6 million, $50.6 million and $79.4 million in 2005, 2004, and 2003, respectively.

Discounts and Premiums on Consolidated Obligations. The Bank accretes discounts and amortizes premiums on consolidated obligations to interest expense using the level-yield method over the terms to maturity of the consolidated obligations.

Finance Board and Office of Finance Expenses. The Bank is assessed for its proportionate share of the costs of operating the Finance Board, the Bank’s primary regulator, and the Office of Finance, which manages the sale of consolidated obligations. The Finance Board allocates its operating and capital expenditures to the FHLBanks based on each FHLBank’s percentage of the total capital of all FHLBanks. The Office of Finance allocates its operating and capital expenditures based on each FHLBank’s percentage of capital stock, percentage of consolidated obligations issued and percentage of consolidated obligations outstanding.

Resolution Funding Corporation (REFCORP) Assessments. Although FHLBanks are exempt from ordinary federal, state, and local taxation except for local real estate tax, the FHLBanks are required to make quarterly payments to REFCORP to cover a portion of the interest on bonds issued by the REFCORP. REFCORP is a corporation established by Congress in 1989 to provide funding for the resolution and disposition of insolvent savings institutions. See Note 9 for more information.

Estimated Fair Values. Estimated fair value is based on quoted market prices, where available. Many of the Bank’s financial instruments lack an available trading market characterized by transactions between a willing buyer and a willing seller engaging in an exchange transaction. Therefore, the Bank uses internal models employing significant estimates and present-value calculations when disclosing estimated fair values. Note 17 details the estimated fair values of the Bank’s financial instruments.

Cash Flows. In the Statements of Cash Flows, the Bank considers cash and due from banks as cash and cash equivalents. Federal funds sold are not treated as cash equivalents for purposes of the Statements of Cash Flows, but are instead treated as short-term investments and are reflected in the investing activities section of the Statements of Cash Flows.

Reclassifications. Certain amounts in the 2004 and 2003 financial statements have been reclassified to conform to the 2005 presentation.

Note 2—Restatement of Prior Year Financial Statements

The Bank has restated its financial statements for the years ended December 31, 2004 and 2003.

During the course of the Bank’s registration with the United States Securities and Exchange Commission (SEC), the Bank discovered that its accounting related to certain hedging relationships did not qualify for the “short-cut” method of fair value hedge accounting and, as a result, those relationships would lose “hedge accounting” treatment. These hedging relationships involved the use of interest rate swaps containing a cap or floor on the variable interest rate leg of the swap to hedge variable rate advances and consolidated obligations with embedded caps or floors. These items were determined to be in violation of paragraph 68(g) of SFAS 133, which states there can be no cap or floor on the variable interest rate leg of the swap. The Bank previously had believed that these highly effective relationships were eligible for the short-cut method and, therefore, did not perform the periodic effectiveness testing required under the long-haul method. The loss of hedge accounting results in marking only the derivative to fair value with no offset to the advance or consolidated obligation (a one sided mark), the effect of which resulted in an increase to income before assessments of $89.9 million and $64.3 million for the years ended December 31, 2004 and 2003, respectively. The cumulative effect of this error in 2002 and 2001 resulted in a reduction in retained earnings of $202.6 million as of January 1, 2003.

Because these hedging relationships did not qualify as SFAS 133 fair value hedges, they have been accounted for as economic hedges in the Bank’s restated financial statements. As a result, interest on these derivatives has been reclassified from interest income on advances and interest expense on consolidated obligations to net gain (loss) on derivatives and hedging activities on the Statements of Income. As a result of these reclassifications, interest income on advances was increased by $60.5 million and $115.2 million and interest expense on consolidated obligations was increased by $50.1 million and $63.2 million for the years ended December 31, 2004 and 2003, respectively. The net gain (loss) on derivatives and hedging activities was decreased by a net $10.4 million and $52.0 million for the same periods. The Bank also identified certain advances containing embedded derivatives that should have been bifurcated and accounted for separately. The correction of this error resulted in increases of $3.8 million in advances, $8.4 million in derivative assets, $12.0 million in derivative liabilities and $240 thousand in net gain (loss) on derivatives and hedging activities as of December 31, 2003. The cumulative effect of these errors on 2002 and 2001 resulted in an increase in retained earnings of $452.3 thousand as of January 1, 2003.

In the course of our review, the Bank identified other errors, primarily relating to the misapplication of SFAS 133. These include the incorrect application of the shortcut method to hedging relationships involving zero coupon bonds. The impact of the correction of this error was an increase to income of $336 thousand and a decrease to income of $1.1 million for the years ended December 31, 2004 and 2003, respectively.

The Bank had three items that when taken individually and in total were insignificant but were corrected as part of the restatement. These items were:

•	An adjustment to the amortization of the concession fees paid on the consolidated obligation bonds to the level yield method from the straight line method which resulted in a decrease to interest expense on consolidated obligations of $783 thousand and $685 thousand and an increase in other assets for the corresponding amounts for the years ended December 31, 2004 and 2003, respectively.

•	An adjustment to the amortization of the fair value basis adjustments on modified advances to reflect the level yield rather than the straight line method of amortization which resulted in an increase to other income of $707 thousand and a corresponding reduction of interest income on advances for the year ended December 31, 2004.

•	A reduction in post retirement benefits expense of $1.1 million as of December 31, 2004 due to an error in the accrual.

On January 25, 2006, the Finance Board issued Advisory Bulletin 06 – 01 (AB 06-01) which provided guidance regarding the calculation of AHP and REFCORP for FHLBanks that were restating their financial statements. Pursuant to the guidance provided in AB 06-01, the Bank has recalculated AHP and REFCORP expense for the restated periods using restated income amounts. However, the only adjustments made to the AHP and REFCORP liabilities were for the restated income amounts. Both the AHP and REFCORP payables reflect a prepayment amount due to the fact that the cumulative restated income is lower than the income originally recorded. The restated AHP and REFCORP resulted in an increase of $7.4 million and $5.2 million in AHP expense and an increase of $16.7 million and $11.6 million of REFCORP expense for the years ended December 31, 2004 and 2003, respectively. AHP and REFCORP also were restated for 2002 and 2001. The cumulative effect of the 2002 and 2001 restatement for AHP and REFCORP assessments was an increase in retained earnings of $53.6 million as of January 1, 2003.

Several balance sheet, income statement and cash flow reclassification entries, as described below, have been recorded as part of the restatement:

•	Assets maintained for the Bank’s supplemental defined benefits plan were reclassified from cash to other assets to conform to the Bank’s definition of cash and cash equivalents in the amount of $13.2 million as of December 31, 2004.

•	Other assets and other liabilities were reduced for a cash payment made in 2004 but recorded in 2005 for the Bank’s supplemental defined benefits plan in the amount of $3.8 million as of December 31, 2004.

•	Other liabilities were reduced by $72.8 million and noninterest-bearing deposits were increased by $72.8 million to reclassify the Bank’s member pass through reserves from other liabilities to noninterest-bearing deposits as of December 31, 2004.

•	Premises and equipment was increased by $846 thousand and other assets were reduced by $846 thousand to reclassify non-software fixed assets to premises and equipment from other assets as of December 31, 2004.

•	The Bank reclassified $22.5 million of change in fair value of derivatives with up-front or deferred fees from interest expense on consolidated obligations to net gain (loss) on derivatives and hedging activities for the year ended December 31, 2004, resulting in an increase of $22.5 million in net interest margin as of December 31, 2004.

•	Concession fees paid on consolidated obligation bonds in the amount of $50.7 million and $98.5 million were reclassified from operating activities to financing activities for the years ended December 31, 2004 and 2003, respectively.

The effects of the restatement on the Statements of Income for the years ended December 31, 2004 and 2003 are set for below:

	STATEMENT OF INCOME For the Year Ended December 31, 2004
	As Previously Reported	Adjustment	As Restated
	(In thousands)
INTEREST INCOME
Advances	$1,514,680	$62,733	$1,577,413
INTEREST EXPENSE ITEM
Consolidated obligations bonds	2,027,732	26,745	2,054,477
NET INTEREST INCOME AFTER MORTGAGE LOAN LOSS PROVISION	529,596	35,988	565,584
OTHER INCOME ITEM
Net gain (loss) on derivatives and hedging activities	(96,183)	53,975	(42,208)
OTHER EXPENSE
Operating	63,838	(1,114)	62,724
INCOME BEFORE ASSESSMENTS	309,312	91,077	400,389
Affordable Housing Program	25,376	7,435	32,811
REFCORP	56,789	16,728	73,517
NET INCOME	227,147	66,914	294,061

	STATEMENT OF INCOME For the Year Ended December 31, 2003
	As Previously Reported	Adjustment	As Restated
	(In thousands)
INTEREST INCOME
Advances	$1,234,664	$115,958	$1,350,622
INTEREST EXPENSE ITEM
Consolidated obligations bonds	1,624,829	62,497	1,687,326
NET INTEREST INCOME AFTER MORTGAGE LOAN LOSS PROVISION	474,257	53,461	527,718
OTHER INCOME ITEM
Net gain (loss) on derivatives and hedging activities	(9,759)	9,690	(69)
INCOME BEFORE ASSESSMENTS	218,023	63,151	281,174
Affordable Housing Program	17,798	5,155	22,953
REFCORP	40,047	11,599	51,646
NET INCOME	160,178	46,397	206,575

The effect of the restatement on the Statements of Condition as of December 31, 2004 is set forth below:

	STATEMENT OF CONDITION As of December 31, 2004
	As Previously Reported	Adjustment	As Restated
	(In thousands)
ASSETS
Cash and due from banks	$21,611	$(13,216)	$8,395
Advances, net	95,914,532	(47,187)	95,867,345
Premises and equipment, net	28,030	846	28,876
Other assets	80,360	10,010	90,370
TOTAL ASSETS	134,062,130	(49,547)	134,012,583
LIABILITIES
Noninterest-bearing deposits	—	72,841	72,841
Consolidated obligation bonds, net	105,917,491	3,312	105,920,803
Affordable Housing Program	90,250	(3,912)	86,338
Payable to REFCORP	17,501	(8,801)	8,700
Other liabilities	163,787	(77,781)	86,006
TOTAL LIABILITIES	128,585,135	(14,341)	128,570,794
CAPITAL
Retained earnings	251,846	(35,206)	216,640
TOTAL CAPITAL	5,476,995	(35,206)	5,441,789

The effect of the restatement on the Statements of Cash Flows for the years ended December 31, 2004 and 2003 is set forth below:

	Statement of Cash Flows For the Year Ended December 31, 2004
	As Previously Reported	Adjustment	As Restated
	(In thousands)
OPERATING ACTIVITIES
Net income	$227,147	$66,914	$294,061
Concessions on consolidated obligation bonds	51,398	(783)	50,615
Premises and equipment	3,998	(1,949)	2,049
Capitalized software	—	1,949	1,949
Gain due to change in net fair value adjustment on derivative and hedging activities	39,563	(111,724)	(72,161)
(Increase) decrease in other assets	(54,944)	57,733	2,589
Net increase (decrease) in AHP	512	10,274	10,786
Increase in payable to REFCORP	5,423	16,729	22,152
Increase (decrease) in other liabilities	31,372	(31,628)	(256)
Net cash provided by (used in) operating activities	304,469	7,315	311,784
INVESTING ACTIVITIES
Advances made	(123,304,170)	(2,838)	(123,307,008)
Purchase of premises and equipment	(2,676)	1,460	(1,216)
Purchase of software	—	(6,001)	(6,001)
Net cash used in investing activities	(123,306,846)	(7,379)	(123,314,225)
FINANCING ACTIVITIES
Net (decrease) increase in deposits	746,206	26,687	772,893
Proceeds from issuance of consolidated obligations bonds	62,757,411	(969,650)	61,787,761
Bonds transferred from other FHLBanks	—	992,193	992,193
Payments for debt issuance costs	(423)	(50,748)	(51,171)
Payments for repurchase/redemption of capital stock	(2,933,542)	218,017	(2,715,525)
Payments for repurchase/redemption of mandatorily redeemable capital stock	—	(218,017)	(218,017)
Net cash provided by financing activities	60,569,652	(1,518)	60,568,134

	Statement of Cash Flows For the Year Ended December 31, 2003
	As Previously Reported	Adjustment	As Restated
	(In thousands)
OPERATING ACTIVITIES
Net income	$160,178	$46,397	$206,575
Concessions on consolidated obligation bonds	80,093	(685)	79,408
Premises and equipment	3,284	(1,436)	1,848
Capitalized software	—	1,436	1,436
Gain due to change in net fair value adjustments on derivative and hedging activities	4,513	(62,469)	(57,956)
(Increase) decrease in other assets	(125,641)	124,782	(859)
Net increase (decrease) in AHP liability	(11,602)	6,813	(4,789)
Increase in payable /decrease in prepayment to REFCORP	(899)	11,599	10,700
Increase (decrease) in other liabilities	(348,153)	24,407	(323,746)
Net cash provided by (used in) operating activities	(238,227)	150,844	(87,383)
INVESTING ACTIVITIES
Net decrease (increase) in interest-bearing deposits	1,816,323	2,164	1,818,487
Advances made	(97,067,927)	(31,578)	(97,099,505)
Principal collected on mortgage loans held for portfolio	181,038	6	181,044
Net decrease (increase) in deposits placed with other FHLBanks for mortgage loan programs	—	(2,164)	(2,164)
Purchase of premises and equipment	(3,425)	2,062	(1,363)
Purchase of software	—	(176)	(176)
Net cash used in investing activities	(95,073,991)	(29,686)	(95,103,677)
FINANCING ACTIVITIES
Net (decrease) increase in deposits	(1,324,837)	(24,406)	(1,349,243)
Proceeds from issuance of consolidated obligations bonds	103,715,296	(179,515)	103,535,781
Bonds transferred from other FHLBanks	—	179,515	179,515
Payments for debt issuance costs	(184)	(98,474)	(98,658)
Net cash provided by financing activities	102,390,275	(122,880)	102,267,395

The effect of the restatement on retained earnings as of December 31, 2002 is set forth below (in thousands):

Retained earnings as of December 31, 2002, as previously reported	$228,976
Adjustments to retained earnings as of December 31, 2002:
Correction of errors related to SFAS 133	(202,148)
Recalculation of amount payable to Affordable Housing Program	16,502
Recalculation of amount payable to REFCORP	37,129

Retained earnings as of December 31, 2002, as restated	$80,459

Note 3—Accounting Adjustments, Change in Accounting Principle and Recently Issued Accounting Standards and Interpretations

Accounting Adjustments. During the second quarter of 2004, the Bank changed the manner in which it assesses effectiveness for certain highly-effective consolidated obligation hedging relationships because its prior approach was determined to be inappropriate. Under the Bank’s prior approach, the Bank assumed no ineffectiveness for these hedging relationships since the consolidated obligation and the designated interest-rate swap agreement had identical terms, with the exception that the interest-rate swaps used in these relationships were structured with one settlement amount under the receive side of the swap that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the consolidated obligation. During 2004, the Bank changed its method of accounting for these relationships to begin measuring effectiveness for such transactions during each reporting period. The Bank assessed the effect of this change on all prior annual periods since the adoption of SFAS 133 effective as of January 1, 2001, and all prior quarterly periods for 2004 and 2003, and determined that had the Bank applied this approach since January 1, 2001 it would not have had a material impact on the results of operations or financial condition of the Bank for any of the prior reporting periods. This assessment included hedging relationships involving swaps with up-front fees that existed at the adoption of SFAS 133. During the second quarter of 2004, the Bank recorded an increase of $5.8 million to income before assessments included in other income in “net gain (loss) on derivatives and hedging activities” and an increase of $4.3 million to net income. These amounts include adjustments of $5.2 million related to periods prior to January 1, 2004 and reflect the new accounting method as if the Bank had employed the new approach from the date of adoption of SFAS 133 until its implementation of the new approach for measuring effectiveness.

Change in Accounting Principle. Effective January 1, 2005, the Bank changed its method of accounting for deferred premiums and discounts on mortgage-backed securities (“MBS”) under SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (SFAS 91). Amortization and accretion of premiums and discounts on MBS have been computed using the contractual method in accordance with SFAS 91 beginning January 1, 2005. Previously, amortization and accretion of MBS premiums and discounts were computed using the estimated life method. The estimated life method requires a retrospective adjustment each time the Bank changes the estimated remaining life of the assets. Under SFAS 91, the retrospective adjustment is intended to correct prior reported amounts as if the new estimate had been known since the original acquisition date of the assets. While both methods are acceptable under GAAP, management believes that the contractual method is preferable to the estimated life method because, under the contractual method, the income effects of premiums and discounts are recognized in a manner that reflects the actual behavior of the underlying assets during the period in which the behavior occurs, while also reflecting the contractual terms of the assets without regard to changes in estimates based on assumptions about future borrower behavior.

As a result of implementing the change in accounting for amortization and accretion of premiums and discounts on MBS assets, the Bank recorded a cumulative effect of a change in accounting principle, effective January 1, 2005. This change resulted in a decrease to retained earnings of $2.9 million. Due to the nature of the item involved in the conversion from the retrospective to the contractual maturity method, the effects on the Statements of Income for the year ended December 31, 2004 and 2003 are not readily available and are not provided. Based on the amount of the cumulative adjustment, management does not believe that the amounts would be material.

FASB staff Position (FSP) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. On November 3, 2005 the FASB issued FSP 115-1 and 124-1, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Bank does not expect the FSP to have a material impact on its results of operations or financial condition at the time of adoption. The Bank intends to adopt the FSP as of January 1, 2006.

SFAS 154, Accounting Changes and Error Correction (SFAS 154), was issued May 2005, and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS 154 was issued. The Bank does not plan to implement early adoption but intends to adopt SFAS as of January 1, 2006.

DIG Issue B38 and DIG Issue B39. On June 30, 2005, the FASB issued DIG Issue B38, “Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option” and DIG Issue B39, “Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor.” DIG Issue B38 addresses an application issue when applying SFAS 133, paragraph 12(c) to a put option or call option (including a prepayment option) embedded in a debt instrument. DIG Issue B39 addresses the conditions in SFAS 133, paragraph 13(b) as they relate to whether an embedded call option in a hybrid instrument containing a host contract is clearly and closely related to the host contract if the right to accelerate the settlement of debt is exercisable only by the debtor. DIG Issues B38 and B39 become effective for periods beginning after December 15, 2005. The Bank intends to adopt DIG issues B38 and B39 as of January 1, 2006 and does not expect DIG Issues B38 and B39 to have a material impact on its results of operations or financial condition at the time of adoption.

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 (SFAS 155), issued on February 16, 2006, resolved issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets (DIG Issue D1). SFAS 155 amends SFAS 133 to simplify the accounting for certain derivatives embedded in other financial instruments (a hybrid financial instrument) by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise required bifurcation, provided that the entire hybrid financial instrument is accounted for on a fair value basis. SFAS 155 also establishes the requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, which replaces the interim guidance in DIG Issue D1. SFAS 155 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities a replacement of FASB Statement 125 (SFAS 140) to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to beneficial interests other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September

15, 2006 (January 1, 2007 for the Bank), with earlier adoption allowed. The Bank has not yet determined the effect that the implementation of SFAS 155 will have on its results of operations or financial condition.

Note 4—Cash and Due from Banks

Compensating Balances. The Bank maintains collected cash balances with commercial banks in return for certain services. These agreements contain no legal restrictions regarding the withdrawal of funds. The average compensating balances for the years ended December 31, 2005 and 2004 were approximately $106 thousand and $311 thousand, respectively.

The Bank must maintain these average balances over any two-week period to avoid charges for certain services provided to the Bank by the Federal Reserve Banks. In addition, the Bank maintained average clearing balances with various Federal Reserve Banks of approximately $6.0 million for each of the years ended December 31, 2005 and 2004.

Note 5—Trading Securities

Major Security Types. Trading securities as of December 31, 2005 and 2004 were as follows (in thousands):

	2005	2004
Government-sponsored enterprises	$4,910,858	$5,322,178
Other FHLBanks’ bonds	288,731	315,081
State or local housing agency obligations	60,732	62,794

Total	$5,260,321	$5,700,053

Net loss on trading securities during the years ended December 31, 2005 and 2004 included a net unrealized loss of $205.6 million and $70.9 million for securities held on December 31, 2005 and 2004, respectively.

Other FHLBanks’ Consolidated Obligation Bonds. The following table details the Bank’s investment in other FHLBanks’ consolidated obligation bonds by primary obligor as of December 31, 2005 and 2004 (in thousands):

	December 31,
	2005	2004
Other FHLBanks’ Consolidated Obligation Bonds:
FHLBank San Francisco	$—	$16,868
FHLBank Dallas	85,079	89,468
FHLBank Chicago	71,874	71,116

	156,953	177,452
FHLBank TAP Program*	131,778	137,629

	$288,731	$315,081

*	Under this program, the FHLBanks can offer debt obligations representing aggregations of smaller bond issues into larger bond issues that may have greater market liquidity. Because of the aggregation of smaller issues, there is more than one primary obligor.

Because the consolidated obligations are the joint and several obligations of the FHLBanks, the Bank is investing in securities for which it is jointly and severally liable. In the event that the primary obligor of a consolidated obligation that the Bank holds as an investment were to default, the Finance Board may direct the Bank to absorb the entire amount of loss on such obligation.

Note 6—Held-to-Maturity Securities

Major Security Types. Held-to-maturity securities as of December 31, 2005 were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State or local housing agency obligations	$111,757	$2,437	$—	$114,194
Government-sponsored enterprises	899,650	150	—	899,800
Mortgage-backed securities:
U.S. agency obligations-guaranteed	88,908	702	—	89,610
Government-sponsored enterprises	2,508,719	3,244	79,837	2,432,126
Other	16,019,462	2,274	306,468	15,715,268

Total	$19,628,496	$8,807	$386,305	$19,250,998

A summary of the mortgage-backed securities issued by members, affiliates of members or former members as of December 31, 2005 follows (in thousands)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bank of America Corporation, Charlotte, N.C.	$2,496,130	$—	$50,622	$2,445,508
Citigroup Inc., New York, NY	43,159	15	432	42,742
Countrywide Financial Corporation, Calabasas, CA	4,863,070	1,443	83,282	4,781,231

Total	$7,402,359	$1,458	$134,336	$7,269,481

Held-to-maturity securities as of December 31, 2004 were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State or local housing agency obligations	$125,552	$3,839	$—	$129,391
Mortgage-backed securities:
U.S. agency obligations-guaranteed	124,405	2,000	—	126,405
Government-sponsored enterprises	3,062,258	7,038	29,985	3,039,311
Other	14,104,766	57,883	82,778	14,079,871

Total	$17,416,981	$70,760	$112,763	$17,374,978

A summary of the mortgage-backed securities issued by members, affiliates of members or former members as of December 31, 2004 follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bank of America Corporation, Charlotte, N.C.	$2,528,369	$9,184	$9,620	$2,527,933
Citigroup Inc., New York, NY	13,480	432	—	13,912
Countrywide Financial Corporation, Calabasas, CA	4,241,723	12,655	35,795	4,218,583

Total	$6,783,572	$22,271	$45,415	$6,760,428

The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2005. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities:
Government-sponsored enterprises	$356,696	$6,724	$1,998,336	$73,113	$2,355,032	$79,837
Other	8,317,732	139,811	6,405,205	166,657	14,722,937	306,468

Total temporarily impaired	$8,674,428	$146,535	$8,403,541	$239,770	$17,077,969	$386,305

The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2004. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities:
Government-sponsored enterprises	$—	$—	$2,391,646	$29,985	$2,391,646	$29,985
Other	3,548,045	49,162	3,396,926	33,616	6,944,971	82,778

Total temporarily impaired	$3,548,045	$49,162	$5,788,572	$63,601	$9,336,617	$112,763

The Bank reviewed its held-to-maturity investments and has determined that all unrealized losses reflected above are temporary, based on the creditworthiness of the issuers and the underlying collateral. Additionally, the Bank has the ability and the intent to hold such investments to maturity, at which time the unrealized losses will be recovered.

As of December 31, 2005, held-to-maturity securities that are in a gross unrealized loss position included only mortgage-backed securities. The unrealized loss on these mortgage-backed securities is due to changes in market interest rates. The unrealized loss is unrelated to the credit of the securities.

Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity at December 31, 2005 and 2004 are shown below (in thousands). Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2005		2004
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimate Fair Value
Year of Maturity
Due in one year or less	$904,395	$904,569	$1,065	$1,102
Due after one year through five years	46,495	46,937	43,460	43,959
Due after five years through ten years	9,625	10,291	8,430	9,273
Due after ten years	50,892	52,197	72,597	75,057

	1,011,407	1,013,994	125,552	129,391
Mortgage-backed securities	18,617,089	18,237,004	17,291,429	17,245,587

Total	$19,628,496	$19,250,998	$17,416,981	$17,374,978

The amortized cost of the Bank’s mortgage-backed securities classified as held-to-maturity includes net premiums of $21.1 million and $45.8 million at December 31, 2005 and 2004, respectively.

Interest Rate Payment Terms. The following table details interest rate payment terms for investment securities classified as held-to-maturity at December 31, 2005 and 2004 (in thousands):

	2005	2004
Amortized cost of held-to-maturity securities other than mortgage-backed securities:
Fixed-rate	$111,757	$125,552
Variable-rate	899,650	—

	1,011,407	125,552

Amortized cost of held-to-maturity mortgage-backed securities:
Pass-through securities:
Fixed-rate	$2,512,355	$3,066,622
Variable-rate	82,085	114,637
Collateralized mortgage obligations:
Fixed-rate	6,276,150	7,888,470
Variable-rate	9,746,499	6,221,700

	18,617,089	17,291,429

Total	$19,628,496	$17,416,981

Note 7—Advances

Redemption Terms. At December 31, 2005 and 2004, the Bank had advances outstanding, including AHP advances (see Note 8), at interest rates ranging from 0.00 percent to 8.79 percent as summarized below (dollar amounts in thousands). Advances with interest rates of 0.00 percent are AHP subsidized advances.

	2005		2004
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
Overdrawn demand deposit accounts	$1,822		$13,771
2005	—		23,657,653	2.69%
2006	25,476,395	4.09%	12,656,771	3.00%
2007	18,959,799	3.99%	14,407,618	2.88%
2008	15,804,435	4.29%	7,917,043	3.58%
2009	8,330,278	4.13%	8,857,939	3.78%
2010	8,457,016	4.68%	4,780,829	5.47%
Thereafter	24,613,925	4.12%	22,517,544	3.91%

Total par value	101,643,670	4.16%	94,809,168	3.37%
Discount on AHP advances	(11,592)		(10,527)
Discount on advances	(8,587)		(6,731)
SFAS 133 hedging adjustments	(338,479)		1,075,435

Total	$101,285,012		$95,867,345

The Bank offers advances to members that may be prepaid on prescribed dates (call dates) without incurring prepayment or termination fees (callable advances). Other advances may be prepaid only by paying a fee to the Bank (prepayment fee) that makes the Bank financially indifferent to the prepayment of the advance. At December 31, 2005 and 2004, the Bank had callable advances of $75 million and $0, respectively.

The following table summarizes advances at December 31, 2005 and 2004 by year of maturity or next call date for callable advances (in thousands):

Year of Maturity or Next Call Date	2005	2004
Overdrawn demand deposit accounts	$1,822	$13,771
2005	—	23,657,653
2006	25,501,395	12,656,771
2007	19,009,799	14,407,618
2008	15,804,435	7,917,043
2009	8,255,278	8,857,939
2010	8,457,016	4,780,829
Thereafter	24,613,925	22,517,544

Total par value	$101,643,670	$94,809,168

The Bank also offers putable (convertible) advances with a put option requiring early payment by the borrower at the Bank’s request. These convertible advances with puts are issued at market interest rates, but at rates that are less then those for advances without puts. With a convertible advance, the Bank purchases an option from the member that allows the Bank to terminate the fixed-rate advance on certain specified dates, which the Bank normally would exercise when interest rates increase. At December 31, 2005 and 2004, the Bank had convertible advances outstanding totaling $25.1 billion and $29.8 billion, respectively.

The following table summarizes advances at December 31, 2005 and 2004, by year of maturity or next put (in thousands):

Year of Maturity or Next Put Date	2005	2004
Overdrawn demand deposit accounts	$1,822	$13,771
2005	—	39,039,943
2006	38,391,590	16,600,541
2007	23,864,339	16,113,558
2008	18,126,685	8,436,669
2009	7,996,178	7,720,339
2010	5,987,131	2,092,089
Thereafter	7,275,925	4,792,258

Total par value	$101,643,670	$94,809,168

Security Terms. The Bank lends to member institutions and non-members that are eligible “housing associates” in accordance with federal statutes, including the FHLBank Act. The Bank obtains sufficient collateral on advances to protect against losses and accepts only certain U.S. government or government agency securities, mortgage backed securities issued or guaranteed by certain GSEs, certain residential mortgage loans, cash or deposits in the Bank, and other eligible real estate-related assets as collateral for such advances. In addition to the types of collateral described above, a community financial institution (which is an FDIC-insured institution with average assets over the preceding three-year period of $567 million or less during 2005) may pledge as collateral secured loans for small business, small farm, and small agriculture loans, or securities representing a whole interest in such secured loans. At December 31, 2005 and 2004, the Bank had not accepted as collateral any such loans or securities. Borrowing members pledge their capital stock of the Bank as additional collateral for advances.

The Bank requires its borrowers to execute an advances and security agreement that establishes the Bank’s security interest in all collateral pledged by the borrower to the Bank. The Bank perfects its security interest in collateral by filing UCC-1 financing statements covering the collateral pledged to the Bank before making an advance to the borrower. The Bank may, in its discretion, require the delivery of loan collateral at any time. The Bank requires that a borrower pledging securities collateral to the Bank transfer “control” of that collateral to the Bank as provided in the UCC before the Bank will make an advance to the borrower.

The FHLBank Act affords any security interest granted to the Bank by any member of the Bank, or any affiliate of any such member, priority over the claims and rights of any party (including any receiver, conservator, trustee, or similar party having rights of a lien creditor), other than claims and rights that (1) would be entitled to priority under otherwise applicable law and (2) are held by actual bona fide purchasers for value or by actual secured parties that are secured by actual perfected security interests.

Credit Risk. While the Bank has not, as of the date of these financial statements, experienced a credit loss on an advance to a member, the expansion of collateral for CFIs and nonmember housing associates provides the potential for additional credit risk for the Bank. The Bank has policies and procedures in place to appropriately manage this credit risk. The Bank has not provided any allowances for losses on advances. No advance was past due as of December 31, 2005 and 2004.

The Bank’s potential credit risk from advances is concentrated in commercial banks and savings institutions and is further concentrated in certain larger borrowing relationships. As of December 31, 2005 and 2004, the concentration of the Bank’s advances was $61.8 billion and $50.9 billion, respectively, to 10 member institutions, and this represented 60.8 percent and 53.7 percent of total advances outstanding. Management believes that the Bank held sufficient collateral, on a member-specific basis, to secure the advances to these institutions, and the Bank does not expect to incur any credit losses on these advances.

Interest Rate Payment Terms. The following table details interest rate payment terms for advances at December 31, 2005 and 2004 (in thousands):

	2005	2004
Par amount of advances:
Fixed-rate	$44,015,407	$48,677,563
Variable-rate	57,626,441	46,117,834

Total par amount	$101,641,848	$94,795,397

Note 8—Affordable Housing Program

Section 10(j) of the FHLBank Act requires each FHLBank to establish an AHP. Each FHLBank provides subsidies in the form of direct grants and below-market interest rate advances to members who use the funds to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. Annually, the FHLBanks must set aside for the AHP the greater of $100 million or 10 percent of each FHLBank’s regulatory income. Regulatory income is defined as GAAP income before interest expense related to mandatorily redeemable capital stock under SFAS 150 and the assessment for AHP, but after the assessment for REFCORP. The AHP and REFCORP assessments are calculated simultaneously due to their interdependence on each other. The Bank accrues this expense monthly based on its income. The Bank reduces the AHP liability as members use subsidies. Calculation of the REFCORP assessment is discussed in Note 9.

If the Bank experienced a regulatory loss during a quarter, but still had regulatory income for the year, the Bank’s obligation to the AHP would be calculated based on the Bank’s year-to-date regulatory income. If the Bank had regulatory income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the Bank experiences a regulatory loss for a full year, the Bank would have no obligation to the AHP for the year except in the following circumstance. If the result of the aggregate 10 percent calculation described above is less than $100 million for all 12 FHLBanks, then the Act requires that each FHLBank contribute such prorated sums as may be required to assure that the aggregate contribution of the FHLBanks equals $100 million. The pro ration would be made on the basis of the income of the FHLBanks for the previous year.

There was no shortfall in 2005, 2004 or 2003. If an FHLBank finds that its required contributions are contributing to the financial instability of that FHLBank, it may apply to the Finance Board for a temporary suspension of its contributions. No FHLBank made such an application in 2005, 2004, or 2003.

An analysis of the AHP liability for the years ended December 31, 2005 and 2004 follows (in thousands):

	2005	2004
Roll-forward of the AHP Liability
Balances, beginning of period	$86,338	$78,391
AHP assessments	39,605	32,811
AHP payments/subsidy	(20,032)	(24,864)

Balances, end of period	$105,911	$86,338

Note 9—Resolution Funding Corporation (REFCORP)

Each FHLBank is required to pay 20 percent of income calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) after the assessment for AHP, but before the assessment for the REFCORP. The AHP and REFCORP assessments are calculated simultaneously due to their interdependence on each other. The Bank accrues its REFCORP assessment on a monthly basis. Calculation of the AHP assessment is discussed in Note 8. The Resolution Funding Corporation has been designated as the calculation agent for AHP and REFCORP assessments. Each FHLBank provides its net income before AHP and REFCORP to the Resolution Funding Corporation, which then performs the calculations for each quarter end.

The FHLBanks will continue to expense and pay these amounts until the aggregate amounts actually paid by all 12 FHLBanks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) whose final maturity date is April 15, 2030, at which point the required payment of each FHLBank to REFCORP will be fully satisfied. The Finance Board in consultation with the Secretary of the Treasury selects the appropriate discounting factors to be used in this annuity calculation. The FHLBanks use the actual payments made to determine the amount of the future obligation that has been defeased as discussed below. The cumulative amount to be paid to REFCORP by the Bank is not determinable at this time because it depends on the future earnings of all FHLBanks and interest rates. If the Bank experienced a net loss during a quarter, but still had net income for the year, the Bank’s obligation to the REFCORP would be calculated based on the Bank’s year-to-date net income. The Bank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the Bank had net income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the Bank experienced a net loss for a full year, the Bank would have no obligation to the REFCORP for the year.

The Finance Board is required to extend the term of the FHLBanks’ obligation to the REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million.

The FHLBanks’ aggregate payments through 2005 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the fourth quarter of 2017. The FHLBanks’ aggregate payments through 2005 have satisfied $45 million of the $75 million scheduled payment for the fourth quarter of 2017 and all scheduled payments thereafter.

This date assumes that all $300 million annual payments required after December 31, 2005 will be made.

The benchmark payments or portions of them could be reinstated if the actual REFCORP payments of the FHLBanks fall short of $75 million in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030 if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030 will be paid to the Department of Treasury.

An analysis of the REFCORP (asset) liability for the years ended December 31, 2005 and 2004 follows (in thousands):

	2005	2004
Roll-forward of the REFCORP (Asset) Liability
Balances, beginning of period	$8,700	$(13,452)
Assessments	86,760	73,517
Payments during the period	(74,694)	(51,365)

Balances, end of period	$20,766	$8,700

Note 10—Mortgage Loans Held for Portfolio

Both the MPF Program and the MPP involve investment by the Bank in mortgage loans that are either funded by the Bank through, or purchased directly from PFIs. The total dollar amount of loans represents held-for-portfolio loans under both programs whereby the PFIs service and credit enhance home mortgage loans that they sell to the Bank.

The following table presents information as of December 31, 2005 and 2004 on mortgage loans held for portfolio (in thousands):

	2005	2004
Real Estate:
Fixed medium-term* single-family mortgages	$1,160,989	$1,238,144
Fixed long-term single-family mortgages	1,677,588	951,152
Multifamily mortgages	24,488	25,649

Total unpaid principal balance	2,863,065	2,214,945
Premiums	16,366	18,004
Discounts	(18,058)	(16,691)
Deferred loan costs, net	(2)	(4)
SFAS 133 hedging adjustments	(832)	70

Total mortgage loans held for portfolio	$2,860,539	$2,216,324

*	Medium-term is defined as a term of 15 years or less.

The following table details the par value of mortgage loans held for portfolio outstanding at December 31, 2005 and 2004, respectively (in thousands).

	2005	2004
Government-insured loans	$84,961	$46,747
Conventional loans	2,778,104	2,168,198

Total par value	$2,863,065	$2,214,945

Residential mortgage loans included in large groups of smaller-balance homogenous loans are collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent in the Bank’s mortgage loan portfolio as of the balance sheet date.

Mortgage loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, management determines that it is probable that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. At December 31, 2005 and 2004, the Bank had no recorded investments in impaired mortgage loans.

As of December 31, 2005, 2004 and 2003, the activity in the allowances for credit losses was as follows (in thousands):

	2005	2004	2003
Allowance for credit losses:
Balance, beginning of year	$671	$322	$783
Charge-offs	(131)	(15)	—
Provision for credit losses	17	364	(461)

Balance, end of year	$557	$671	$322

At December 31, 2005 and 2004, the Bank had $1.7 million and $320 thousand of nonaccrual loans, respectively.

The Bank records credit enhancement fees as a reduction to mortgage loan interest income. Credit enhancement fees totaled $3.0 million, $2.2 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 11—Deposits

The Bank offers demand and overnight deposits for members and qualifying non-members. In addition, the Bank offers short-term deposit programs to members. A member that services mortgage loans may deposit in the Bank funds collected in connection with the mortgage loans, pending disbursement of such funds to the owners of the mortgage loans. The Bank classifies these items as “other deposits” on the Statements of Condition. The average interest rates paid on average deposits during 2005, 2004, and 2003 were 3.18%, 1.29% and 1.04%, respectively.

The following table details interest-bearing deposits as of December 31, 2005 and 2004 (in thousands):

	2005	2004
Interest-bearing deposits:
Demand and overnight	$4,628,210	$4,896,581
Term	42,775	34,525
Other	520,355	408,679

Total interest-bearing deposits	$5,191,340	$5,339,785

The Bank acts as a pass-through correspondent for member institutions required to deposit reserves with the Federal Reserve Banks. The amount of pass-through reserves deposited with Federal Reserve Banks was approximately $43.5 million and $72.8 million as of December 31, 2005 and 2004, respectively. The Bank includes member reserve balances in “noninterest-bearing deposits” on the Statements of Condition.

Note 12—Borrowings

Securities Sold Under Agreements to Repurchase. The Bank has sold securities under repurchase agreements. The amounts received under these agreements represent long-term borrowings and are liabilities on the Statements of Condition. The Bank has delivered securities sold under agreements to repurchase to the primary dealer. The market value of the underlying securities was $12.5 million more than the market value required as collateral as of December 31, 2005. Should the market value of the underlying securities fall below the market value required as collateral, the Bank must deliver additional securities to the dealer.

Note 13—Consolidated Obligations

Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated bonds and discount notes. The FHLBanks issue consolidated obligations through the Office of Finance as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, the Bank separately tracks and records as a liability its specific portion of consolidated obligations and is the primary obligor for its specific portion of consolidated obligations issued. The Finance Board and the U.S. Secretary of the Treasury have oversight over the issuance of FHLBank debt through the Office of Finance. Consolidated bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated discount notes are issued primarily to raise short-term funds. These notes sell at less than their face amounts and are redeemed at par value when they mature.

Although the Bank is primarily liable for its portion of consolidated obligations (i.e., those issued on its behalf), the Bank is also jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all consolidated obligations of each of the FHLBanks. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligation whether or not the consolidated obligation represents a primary liability of such FHLBank. Although it has never occurred, to the extent that an FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank that is primarily liable for such consolidated obligation, Finance Board regulations provide that the paying FHLBank is entitled to reimbursement from the noncomplying FHLBank for any payments made on its behalf and other associated costs (including interest to be determined by the Finance Board). If, however, the Finance Board determines that the noncomplying FHLBank is unable to satisfy its repayment obligations, the Finance Board may allocate the outstanding liabilities of the noncomplying FHLBank among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding. The Finance Board reserves the right to allocate the outstanding liabilities for the consolidated obligations among the FHLBanks in any other manner it may determine to ensure that the FHLBanks operate in a safe and sound manner.

The par amounts of the FHLBanks’ outstanding consolidated obligations, including consolidated obligations issued by the Bank, were approximately $937.5 billion and $869.2 billion at December 31, 2005 and 2004, respectively. Regulations require each FHLBank to maintain, in the aggregate, unpledged qualifying assets equal to that FHLBank’s consolidated obligations outstanding. Qualifying assets are defined as cash; secured advances; assets with an assessment or rating at least equivalent to the current assessment or rating of the consolidated obligations; obligations of or fully guaranteed by the United States; mortgages guaranteed or insured by the United States or its agencies; participations, mortgages, or other securities of or issued by certain GSEs; and such securities as fiduciary and trust funds may invest in under the laws of the state in which the FHLBank is located. The Bank held unpledged qualifying assets of $141.2 billion and $130.1 billion at December 31, 2005 and 2004, respectively.

To provide the holders of consolidated obligations issued before January 29, 1993 (prior bondholders) the protection equivalent to that provided under the FHLBanks’ previous leverage limit of 12 times the FHLBanks’ capital stock, prior bondholders have a claim on a certain amount of the qualifying assets (Special Asset Account (SAA)) if capital stock is less than 8.33 percent of consolidated obligations. Mandatorily redeemable capital stock is considered capital stock for determining the FHLBanks’ compliance with this requirement.

At December 31, 2005 and 2004, the FHLBanks’ capital stock was 4.5 percent and 4.7 percent of the par value of consolidated obligations outstanding, and the minimum SAA balance was approximately $110 thousand and $219 thousand, respectively. Further, the regulations require each FHLBank to transfer qualifying assets in the amount of its allocated share of the FHLBanks’ SAA to a trust for the benefit of the prior bondholders if its capital-to-assets ratio falls below two percent. As of December 31, 2005 and 2004 no FHLBank had a capital-to-assets ratio of less than two percent; therefore, no assets were held in a trust. Furthermore, no trust ever has been established as a result of this regulation, as the ratio never has fallen below two percent.

General Terms. Consolidated obligations are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest rate resets including the London Interbank Offered Rate (LIBOR), Constant Maturity Treasury (CMT), 11th District Cost of Funds Index (COFI), and others. In addition, to meet the expected specific needs of certain investors in consolidated obligations, both fixed-rate bonds and variable-rate bonds also may contain certain features, which may result in complex coupon payment terms and call options. When such consolidated obligations are issued, the Bank enters into interest-rate exchange agreements containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond.

These consolidated obligations, beyond having fixed-rate or simple variable-rate coupon payment terms, also may have the following broad terms regarding either principal repayment or coupon payment terms:

Optional Principal Redemption Bonds (callable bonds) that the Bank may redeem in whole or in part at its discretion on predetermined call dates according to the terms of the bond offerings.

With respect to interest payments, consolidated bonds also may have the following terms:

Step-up Bonds generally pay interest at increasing fixed rates for specified intervals over the life of the bond and generally contain provisions enabling the Bank to call bonds at its option on the step-up dates;

Variable Capped Floater Bonds pay interest at variable rates subject to an interest rate ceiling;

Inverse Floating Bonds have coupons that increase as an index declines and decrease as an index rises;

Conversion Bonds have coupons that convert from fixed to floating, or floating to fixed, on predetermined dates; and

Zero-Coupon Bonds are long-term discounted instruments that earn a fixed yield to maturity or the optional principal redemption date. All principal and interest are paid at maturity or on the optional principal redemption date, if exercised prior to maturity.

Interest Rate Payment Terms. The following table details interest rate payment terms for the Bank’s consolidated bonds at December 31, 2005 and 2004 (in thousands):

	2005	2004
Par value of consolidated bonds:
Fixed-rate	$90,921,730	$75,668,182
Step-up	21,491,050	19,998,405
Simple variable-rate	3,107,900	3,132,900
Variable capped floater	2,403,875	3,156,875
Fixed that converts to variable	1,464,400	1,536,600
Zero-coupon	862,760	1,757,210
Variable that converts to fixed	502,000	1,982,000
Inverse floating-rate	24,500	24,500

Total par value	$120,778,215	$107,256,672

Redemption Terms. The following is a summary of the Bank’s participation in consolidated bonds outstanding at December 31, 2005 and 2004, by year of maturity (dollar amounts in thousands):

	2005		2004
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
2005	$—		$26,574,542	2.47%
2006	37,132,015	3.27%	24,382,515	2.77%
2007	27,428,115	3.72%	12,903,025	3.16%
2008	20,336,465	3.93%	12,121,525	3.52%
2009	10,694,175	3.86%	11,017,265	3.67%
2010	8,239,745	4.35%	4,170,000	3.91%
Thereafter	16,947,700	4.35%	16,087,800	3.62%

Total par value	120,778,215	3.76%	107,256,672	3.09%
Bond premiums	43,866		50,081
Bond discounts	(442,253)		(1,045,632)
SFAS 133 hedging adjustments	(1,203,451)		(337,860)
Deferred net losses on terminated interest-rate exchange agreements	(1,714)		(2,458)

	$119,174,663		$105,920,803

Consolidated bonds outstanding at December 31, 2005 and 2004 include callable bonds totaling $80.4 billion and $72.8 billion. The Bank uses fixed-rate callable debt to finance callable advances (see Note 7) and mortgage-backed securities. Contemporaneous with such a debt issuance, the Bank also may enter into an interest-rate swap (in which the Bank pays variable and receives fixed) with a call feature that mirrors the option embedded in the debt (a sold callable swap). The combined sold callable swap and callable debt allows the Bank to provide members attractively priced variable-rate advances, while converting its own payment to a variable rate.

The Bank’s consolidated bonds outstanding as of December 31 include (in thousands):

	2005	2004
Par amount of consolidated bonds:
Noncallable	$40,332,290	$34,431,477
Callable	80,445,925	72,825,195

Total par value	$120,778,215	$107,256,672

The following table summarizes consolidated bonds outstanding at December 31, 2005 and 2004, by year of maturity or next call date (in thousands):

	2005	2004
Year of Maturity or Next Call Date
2005	$—	$80,685,122
2006	92,475,740	12,767,565
2007	12,698,615	3,888,325
2008	8,202,740	4,803,800
2009	3,542,225	3,018,460
2010	2,281,745	1,043,000
Thereafter	1,577,150	1,050,400

Total par value	$120,778,215	$107,256,672

Bonds Denominated in Foreign Currencies. Consolidated bonds issued may be denominated in foreign currencies. Concurrent with these issuances, the Bank exchanges the interest and principal payment obligations related to the issues for equivalent amounts denominated in U.S. dollars. Bonds denominated in foreign currencies and the related forward exchange contracts are included in the preceding tables that present these bonds by year of maturity or next call date, and by interest rate payment terms.

The Bank’s participation in bonds denominated in foreign currencies as of December 31, 2005 and 2004 were as follows (dollar and British pound amounts in thousands):

	Amount Denominated in Foreign Currency		Year of Maturity	Effective Terms of Bonds Combined with Forward Contract
	2005	2004		Par in Dollars	Interest Rate
British Pounds	—	429,700	11/01/2005	$664,746	4.36%

Consolidated Discount Notes. The Bank’s participation in consolidated discount notes, all of which are due within one year, was as follows (dollar amounts in thousands):

	Book Value	Par Value	Weighted Average Interest Rate
December 31, 2005	$9,579,425	$9,593,306	3.75%

December 31, 2004	$13,013,797	$13,024,663	1.61%

The FHLBank Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations of the FHLBanks aggregating not more than $4 billion. The terms, conditions, and interest rates are determined by the Secretary of the Treasury. There were no such purchases by the U.S. Treasury during the two years ended December 31, 2005.

Note 14—Capital

The FHLBank Act, as amended in 1999, required changes in the capital structure of the FHLBanks. Pursuant to these amendments and implementing regulations, the Bank converted to its new capital structure on December 17, 2004. The conversion was considered a capital transaction and was accounted for at par value.

The Bank is subject to three regulatory capital requirements under these rules. First, the Bank must maintain permanent capital at all times in an amount at least equal to the sum of its credit risk capital requirement, its market risk capital requirement, and its operations risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. Only “permanent capital,” defined by the FHLBank Act and regulations as retained earnings (determined in accordance with GAAP) and the amounts paid-in for Class B stock, satisfies the risk-based capital requirement. The Finance Board may require the Bank to maintain a greater amount of permanent capital than is required by the risk-based capital requirement as defined. Second, the FHLBank Act requires the Bank to maintain at all times at least a four percent ratio of total capital to total assets and, third, the FHLBank Act requires the Bank to maintain at all times at least a five percent leverage ratio of weighted leverage capital to total assets. “Total capital” is defined in the regulations as the sum of permanent capital, the amount paid-in for Class A stock (if any), the amount of the Bank’s general allowance for losses (if any), and the amount of any other instruments identified in the capital plan and approved by the Finance Board. As of December 31, 2005, the Bank has not issued any Class A stock and has no general allowance for losses or any other instruments identified in the capital plan and approved by the Finance Board; therefore, the Bank’s total capital is equal to its permanent capital. “Weighted leverage capital” is defined as the sum of permanent capital weighted 1.5 times and nonpermanent capital weighted 1.0 times. It should be noted that, although mandatorily redeemable capital stock under SFAS 150 is not included in capital for financial reporting purposes, such outstanding stock is considered capital for determining compliance with these regulatory capital requirements.

The Bank was in compliance with the aforementioned regulatory capital rules and requirements at December 31, 2005 and 2004, as shown in the following table (dollar amounts in thousands):

	December 31, 2005		December 31, 2004
	Required	Actual	Required	Actual
Regulatory capital requirements:
Risk based capital	$759,742	$6,224,668	$792,058	$5,680,798
Total capital-to-asset ratio	4.00%	4.35%	4.00%	4.24%
Total regulatory capital	$5,729,556	$6,224,668	$5,360,503	$5,680,798
Leverage ratio	5.00%	6.52%	5.00%	6.36%
Leverage capital	$7,161,944	$9,337,002	$6,700,629	$8,521,197

The Bank offers two subclasses of Class B stock, each of which is issued, redeemed and repurchased at a par value of $100 per share. Shares of subclass B1 capital stock are issued to meet the membership stock requirement under the capital plan and shares of subclass B2 capital stock are issued to meet the activity-based stock requirement under the capital plan. Activity based stock held by a member is that amount of subclass B2 capital stock that the member is required to own for as long as certain transactions between the Bank and the member remain outstanding. The manner in which the activity-based stock requirement is determined under the capital plan is set forth below.

The minimum stock requirement for each member is the sum of the membership stock requirement and the activity-based stock requirement. The capital plan permits the Bank’s board of directors to set the membership and activity-based stock requirements within a range as set forth in the capital plan. As of December 31, 2005, the membership stock requirement was an amount of subclass B1 capital stock equal to .20% (twenty basis points) of the member’s total assets as of December 31, 2004, subject to a cap of $25 million. The membership stock requirement is recalculated at least annually by March 31, using the member’s total assets as of the preceding calendar year-end. As of December 31, 2005, the activity-based stock requirement was an amount of subclass B2 capital stock equal to the sum of:

•	4.50% of the member’s outstanding principal balance of advances; and

•	8.00% of targeted debt/equity investments (currently the Affordable Multi-Family Participation Program assets) sold by the member to the Bank on or after December 17, 2004.

The activity based stock requirement also may include a percentage of any outstanding balance of acquired member assets (currently MPF and MPP assets), although this percentage currently is set at zero.

The following table presents capital stock by subclass as of December 31, 2005 and 2004 (in thousands):

	2005	2004
Subclass B1 capital stock – membership	$1,324,550	$1,221,877
Subclass B2 capital stock – activity	4,428,653	4,003,272

Total capital stock	$5,753,203	$5,225,149

The FHLBank Act and Finance Board regulations require that the minimum stock requirement for members must be sufficient to enable the Bank to meet its minimum regulatory capital requirement. Therefore, from time to time the Bank’s board of directors may adjust the membership stock requirement and the activity-based stock requirement within specified ranges set forth in the capital plan. Any adjustment outside the ranges would require an amendment to the capital plan and Finance Board approval. Each member is required to comply promptly with any adjustment to the minimum stock requirement. The FHLBank Act provides that the Bank may repurchase, in its sole discretion, any member’s capital stock investment that exceeds the required minimum amount (excess capital stock).

A member may obtain redemption of its Class B capital stock at par value payable in cash five years after providing written notice to the Bank. The Bank, at its option, may repurchase a member’s excess capital stock before expiration of the five-year notice period. The Bank’s authority to redeem or repurchase capital stock is subject to a number of limitations. Please refer to “— Statutory and Regulatory Restrictions on Capital Stock Redemption” below.

The 1999 amendments to the FHLBank Act made membership voluntary for all members. Any member that withdraws from membership must wait five years from the divestiture of all capital stock before being readmitted to membership in any FHLBank.

Mandatorily Redeemable Capital Stock. The Bank adopted SFAS 150 based on the characteristics of the Bank’s stock, SFAS 150’s definition of a nonpublic entity, and the definition of an SEC registrant in FASB Staff Position No. SFAS 150-3 (FSP 150-3). The Bank is a cooperative whose members and former members own all of the Bank’s capital stock. Member shares cannot be purchased or sold except between the Bank and its members at its $100 per share par value. The Bank does not have equity securities that trade in a public market, future filings with the SEC are not in anticipation of the sale of equity securities in a public market as the Bank is prohibited by law from doing so, and the Bank is not controlled by an entity that has equity securities traded or contemplated to be traded in a public market. Therefore, the Bank is a nonpublic entity based on the definition of SFAS 150. In addition, although the Bank is a nonpublic entity, the FHLBanks issue consolidated obligations that are traded in the public market. Based on this factor, the Bank adopted SFAS 150 as of January 1, 2004, as a nonpublic SEC registrant.

In compliance with SFAS 150, the Bank reclassifies stock subject to redemption from equity to a liability at fair value once a member delivers a written redemption notice for excess shares, provides a written notice of intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership, since the shares of capital stock meet the definition of a mandatorily redeemable financial instrument. On January 1, 2004, the date as of which the Bank adopted SFAS 150, $29.3 million of the Banks capital stock was reclassified as a liability based on capital stock held by former members who had as of that date attained non-member status. The Bank does not take into consideration a member’s right to cancel a redemption request in determining when shares of capital stock should be classified as a liability, because such cancellation would be subject to a cancellation fee equal to the greater of $500 or two basis points (.02%) of the par value of the shares of stock subject to the redemption notice. Dividends declared on member shares classified as a liability in accordance with SFAS 150 are accrued at the expected dividend rate and reflected as interest expense in the Statements of Income.

The Bank’s liability for mandatorily redeemable capital stock was as follows in 2005 and 2004 (in thousands):

	2005	2004
Balance, beginning of year	$239,009	$—
Capital stock subject to mandatory redemption reclassified from equity upon adoption of SFAS 150 on January 1, 2004	—	29,269
Capital stock subject to mandatory redemption reclassified from equity during the year due to:
Attainment of nonmember status	52,625	238,191
Involuntary termination	—	207
Member relocation	—	6,883
Notice of membership withdrawal	—	182,476
Capital stock no longer subject to redemption due to acquisition of a nonmember by a member	(293)	—
Redemption of mandatorily redeemable capital stock	(148,245)	(218,017)

Balance, end of year	$143,096	$239,009

As of December 31, 2005, the Bank’s outstanding mandatorily redeemable capital stock consists entirely of subclass B2 activity-based stock. The Bank is not required to redeem activity-based stock until the later of the expiration of the redemption period, which is five years after notification is received, or until the activity no longer remains outstanding. In accordance with the Bank’s current practice, if as a result of an activity no longer remaining outstanding, activity-based stock becomes excess capital stock, the Bank will, in general, promptly repurchase the excess stock, subject to certain limitations and thresholds in the Bank’s capital plan. The Bank did not receive any redemption requests from members associated with excess activity-based stock during 2005 and 2004.

Based upon the Bank’s current practice of repurchasing excess activity-based stock when the activity associated with the stock no longer remains outstanding, the Bank’s presently anticipated schedule for repurchasing mandatorily redeemable shares of activity-based stock is shown below (in thousands):

	2005	2004
2005	$—	$111,758
2006	32,701	23,040
2007	68,625	67,573
2008	22,860	22,821
2009	135	630
2010	450	12,515
Thereafter	15,937	—

Subtotal	140,708	238,337
Amortizing advances*	2,337	672
At Bank’s discretion**	51	—

	$143,096	$239,009

*	Stock associated with amortizing advances may be repurchased as the advances are repaid if the associated stock is large enough to exceed the excess stock threshold amount. Otherwise the stock may remain outstanding until the threshold is exceeded or all advances are repaid, whichever occurs first.

**	Excess stock totaling less than $100,000 per institution.

A member may cancel or revoke its written notice of redemption or its notice of withdrawal from membership at any time prior to the end of the five-year redemption period, subject to payment of a cancellation fee equal to the greater of $500 or two basis points (.02%) of the par value of the shares of stock subject to the redemption notice. There are no grace periods and the Bank will assess this cancellation fee unless the board of directors determines that there is a bona fide business purpose for waiving the imposition of the fee, and the waiver is consistent with Section 7(i) of the FHLBank Act. The board of directors may change the cancellation fee by amending the capital plan, which requires the prior approval of the Finance Board. The Bank must give members notice of any amendment to the capital plan at least five business days prior to the effective date of such amendment.

The Bank’s board of directors may, but is not required to, declare and pay non-cumulative dividends out of previously retained earnings and current earnings in either cash or capital stock. All shares of capital stock share in any dividend without preference. Dividends are computed on the average daily balance of capital stock outstanding during the relevant time period. The Bank may not pay a dividend if the Bank is not in compliance with any of its regulatory capital requirements or if the payment, if made, would cause the Bank to fail to meet any of its regulatory capital requirements. In addition, until the Bank’s registration statement with the SEC becomes effective, the Bank must receive the approval of the Finance Board Office of Supervision prior to declaring any dividend.

The holders of capital stock own the retained earnings, surplus, undivided profits, and equity reserves, if any, of the Bank in proportion to their ownership of all outstanding shares of capital stock. However, the holders of capital stock have no right to receive any portion of these items, except through the declaration of a dividend or capital distribution approved by the board of directors or through liquidation of the Bank.

Statutory and Regulatory Restrictions on Capital Stock Redemption. Each class of Bank stock is considered putable with restrictions given the significant restrictions on the obligation/right to redeem and the limitation of the redemption privilege to a small fraction of outstanding stock. Statutory and regulatory restrictions on the redemption of Bank stock include the following:

•	In no case may the Bank redeem any capital stock if following such redemption, the Bank would fail to satisfy its minimum capital requirement (i.e., a capital/asset ratio requirement, and a risk-based capital/asset ratio requirement).

•	In no case may the Bank redeem any capital stock without Finance Board approval if the Finance Board or the Bank’s board of directors has determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against capital creating an other-than-temporary decline in the Bank’s total capital that causes the value of the Bank’s total capital to fall below the Bank’s aggregate amount of capital stock. This prohibition applies even if the Bank is in compliance with its capital requirements, and will remain in effect for however long the Bank continues to incur such charges or until the Finance Board determines that such charges are not expected to continue.

•	In no case may the Bank redeem any capital stock if the principal or interest due on any consolidated obligation issued by the Office of Finance has not been paid in full.

•	The Bank may determine to suspend redemptions if it reasonably believes that such redemptions would cause the Bank to fail to meet any of its minimum capital requirements, would prevent the Bank from maintaining adequate capital against potential risks that are not adequately reflected in its minimum capital requirements, or would otherwise prevent the Bank from operating in a safe and sound manner.

•	The Bank may not redeem any capital stock under certain circumstances if the Bank becomes a non-complying FHLBank under Finance Board regulations as a result of its inability to comply with regulatory liquidity requirements or to satisfy its current obligations.

In addition to possessing the authority to prohibit stock redemptions, the Bank’s board of directors has a right and an obligation to call for the Bank’s members, as a condition of membership, to make additional capital stock purchases as needed to satisfy statutory and regulatory capital requirements. These requirements include the maintenance of a stand-alone “double-A” credit rating from a nationally recognized statistical rating organization.

If, during the period between receipt of a stock redemption notification from a member and the actual redemption the Bank is either liquidated or forced to merge with another FHLBank, the redemption value of the stock will be established after the settlement at par of all senior claims. Generally no claims would be subordinated to the rights of Bank stockholders.

Prior Capital Rules. Prior to the Bank’s implementation of the new capital regulations, the prior capital rules were in effect. In particular, the FHLBank Act required each member to purchase capital stock equal to the greater of $500 or 1 percent of its mortgage-related assets or 5 percent of its outstanding Bank advances. Under the prior capital rules, a member was required to give the Bank and the Finance Board six months’ written notice of its intent to withdraw from membership. A member could, at the Bank’s discretion, redeem at par value any capital stock greater than its statutory requirement or sell such excess capital stock at par value to another member of the Bank. Under the prior capital rules, members could revoke redemption requests at any time prior to redemption without penalty. During 2004 and 2003, the Bank did not receive any redemption requests from members. The shares of stock held by withdrawing members were redeemed by the Bank on the date of membership termination as determined by the Finance Board.

Note 15—Employee Retirement Plans

The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (the “Pentegra Plan”), a multiemployer tax-qualified defined-benefit pension plan, formerly known as the Financial Institutions Retirement Fund. The Bank’s contributions to the Pentegra Plan through June 30, 1987 represented the normal cost of the plan. The plan reached the full-funding limitation, as defined by the Employee Retirement Income Security Act, for the plan year beginning July 1, 1987, due to favorable investment and other actuarial experience during previous years. As a result, the Pentegra Plan suspended employer contributions for all plan years ending after June 30, 1987, through December 31, 2001. Contributions to the plan resumed on February 28, 2002. Funding and administrative costs of the Pentegra Plan charged to other operating expenses were $8.9 million, $6.0 million, and $4.2 million in 2005, 2004, and 2003, respectively. The Pentegra Plan is a multiemployer plan in which assets contributed by one participating employer may be used to provide benefits to employees of other participating employers; assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer. As a result, disclosure of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to the Bank are not made.

The Bank also participates in a qualified, defined contribution plan managed by Vanguard. The Bank’s contribution to this plan is equal to a percentage of voluntary contributions, subject to certain limitations. The Bank contributed $1.1 million, $931 thousand and $872 thousand to this plan in the years ended December 31, 2005, 2004 and 2003, respectively.

The Bank offers a supplemental non-qualified defined contribution retirement plan to eligible executives. The Bank’s contribution to this plan is equal to a percentage of voluntary contributions. The Bank contributed $75 thousand, $74 thousand and $58 thousand to this plan in the years ended December 31, 2005, 2004 and 2003, respectively.

In addition, the Bank maintains a non-qualified deferred compensation plan, available to Bank directors and officers at the vice president level and above, which is, in substance, an unfunded supplemental savings plan. The plan’s liability consists of the accumulated compensation deferrals and accrued earnings on the deferrals. The Bank’s minimum obligation from this plan was $3.3 million and $3.4 million at December 31, 2005 and 2004, respectively. Operating expense includes deferred compensation and accrued earnings of $248 thousand, $560 thousand, and $953 thousand in the years ended December 31, 2005, 2004, and 2003, respectively.

The Bank offers a supplemental non-qualified defined benefit pension plan to eligible executives and a postretirement health benefit plan to eligible retirees. There are no funded plan assets that have been designated to provide supplemental postretirement health benefits. The obligations and funding status of the Bank’s supplemental defined benefit pension plan and postretirement health benefit plan at December 31, 2005 and 2004 were as follows (in thousands):

	Supplemental Defined Benefit Pension Plan		Postretirement Health Benefit Plan
	2005	2004	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$6,073	$6,659	$4,617	$3,394
Service cost	449	403	621	219
Interest cost	324	463	422	235
Actuarial (gain ) losses	(351)	2,541	5,583	848
Benefits paid	(190)	(3,993)	(158)	(79)
Change due to decrease in discount rate	212	—	512	—

Benefit obligation at end of year	6,517	6,073	11,597	4,617

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—	$—	$—
Employer contributions	190	3,993	158	79
Benefits paid	(190)	(3,993)	(158)	(79)

Fair value of plan assets at end of year	$—	$—	$—	$—

Reconciliation of funded status:
Funded status	$(6,517)	$(6,073)	$(11,597)	$(4,617)
Unamortized prior service (benefit) cost	(465)	2,843	6,645	695
Unrecognized net actuarial losses (gain)	3,077	(517)	377	419

Net amount recognized	$(3,905)	$(3,747)	$(4,575)	$(3,503)

Amounts recognized in the Statements of Condition for the Bank’s supplemental defined benefit pension plan at December 31, 2005 and 2004 were (in thousands):

	2005	2004
Accrued benefit liability	$(3,905)	$(3,747)
Accumulated other comprehensive gain (loss)	—	—

Net amount recognized	$(3,905)	$(3,747)

The accumulated benefit obligation for the supplemental retirement plan was $3.9 million and $3.7 million for the year ended December 31, 2005 and 2004, respectively.

Components of the net periodic benefit cost for the Bank’s supplemental defined benefit pension plan and postretirement health benefit plan for the years ended December 31, 2005, 2004 and 2003 were (in thousands):

	Supplemental Defined Benefit Plan			Postretirement Health Benefit Plan
	2005	2004	2003	2005	2004	2003
Service cost	$449	$403	$443	$621	$219	$211
Interest cost	324	463	560	422	235	203
Amortization of prior service cost	(51)	(34)	(37)	42	42	42
Amortization of unrecognized net loss	286	199	340	144	—	—
Settlement	—	1,466	—	—	—	—

Net periodic benefit cost	$1,008	$2,497	$1,306	$1,229	$496	$456

The measurement date used to determine the Bank’s 2005 benefit obligation was December 31, 2005. The settlement amount reported for the year ending December 31, 2004, was attributable to the settlement of obligations resulting from an executive’s retirement.

Key assumptions used for the actuarial calculations to determine benefit obligations and net periodic benefit cost for the Bank’s supplemental defined benefit pension plan and postretirement health benefit plan at December 31, 2005, 2004 and 2003 were:

	Supplemental Defined Benefit Pension Plan			Postretirement Health Benefit Plan
	2005	2004	2003	2005	2004	2003
Discount rate	5.50%	5.75%	7.50%	5.50%	5.75%	7.00%
Salary increases	5.50%	5.50%	5.50%	—	—	—
Amortization period (years)	9	8	8	—	—	—

For 2004 and 2003 the discount rate selected for the supplemental retirement and post retirement medical plans was derived from a selection of high-quality bond indices including the Moody’s Aa corporate, Citigroup pension liability index, and Merrill Lynch 10 year plus. The discount rate as of December 31, 2005 was determined using a discounted cash flow approach, which incorporates the timing of each expected future benefit payment. The projected future benefit payments are based on the Plan’s census data, benefit formula, and valuation assumptions. The present value of these future benefit payments was then determined by using duration based interest rate yields from the Citibank Pension Liability Index as of December 31, 2005, and a single discount rate that produced this same present value was determined.

Assumed health care cost trend rates for the Bank’s postretirement health benefit plan for the years ended December 31, 2005 and 2004 were:

	2005	2004
Health care cost trend rates:
Assumed for next year	10.00%	10.00%
Ultimate rate	5.00%	5.00%
Year that ultimate rate is reached	2013	2011

At December 31, 2005, the effect of a one percentage point increase in the assumed healthcare trend rates would be an increase in postretirement benefit expense of $314 thousand and in accumulated postretirement benefit obligation (APBO) of $2.3 million. The effect of a one percentage point decrease in the assumed healthcare trend rates would be a decrease in postretirement benefit expense of $241 thousand and in APBO of $1.8 million.

The supplemental defined benefit pension plan and postretirement health benefit plan are not funded; therefore no contributions will be made to either plan in 2006.

The benefits the Bank expects to pay in each of the next five years and subsequent five years for both the supplemental defined benefit pension plan and postretirement health benefit plan are listed in the table below (in thousands):

Years	Supplemental Defined Benefit Pension Plan	Postretirement Health Benefit Plan
2006	$195	$171
2007	204	200
2008	217	266
2009	235	331
2010	265	401
2011-2015	2,059	3,055

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) became law in the United States. The Medicare Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. In May 2004, the FASB issued Staff Position FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which provides guidance on the accounting and disclosures for the effects of federal subsidy provided by the Medicare Act. The Bank’s disclosures regarding the accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not reflect any amount associated with the federal subsidy. Based on information presently available, the impact of the Medicare Act Subsidy is not material to the Bank’s financial position or its results of operation and therefore, management has elected not to pursue the Medicare Act subsidy.

Note 16—Derivatives and Hedging Activities

The Bank may enter into interest-rate swaps, swaptions, interest-rate cap and floor agreements, calls, puts, and forward contracts (collectively, interest-rate exchange agreements) to manage its exposure to changes in interest rates. The Bank may use these instruments to adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. The Bank uses interest-rate exchange agreements in three ways: (1) as a fair value hedge of an underlying financial instrument or a firm commitment, (2) as an intermediary transaction, or (3) as a non-SFAS 133 valid economic hedge for purposes of asset liability management. For example, the Bank uses interest-rate exchange agreements in its overall interest-rate risk management to adjust the interest-rate sensitivity of consolidated obligations to approximate more closely the interest-rate sensitivity of assets (advances, investments and mortgage loans), and/or to adjust the interest-rate sensitivity of advances, investments or mortgage loans to approximate more closely the interest-rate sensitivity of liabilities. In addition to using interest-rate exchange agreements to manage mismatches of interest rates between assets and liabilities, the Bank also uses interest-rate exchange agreements to manage embedded options in assets and liabilities, to hedge the market value of existing assets and liabilities, to hedge the duration risk of prepayable instruments, and to reduce funding costs.

A non-SFAS 133 economic hedge is defined as an interest-rate exchange agreement, hedging specific or non-specific underlying assets, liabilities or firm commitments that is an acceptable hedging strategy under the Bank’s risk management program and Finance Board regulatory requirements, but does not qualify for hedge accounting under the rules of SFAS 133. An economic hedge by definition introduces the potential for earnings variability because only the change in fair value on the interest-rate exchange agreement(s) is recorded and is not offset by corresponding changes in the fair value of the economically hedged asset, liability, or firm commitment.

As a result of SFAS 133, the Bank recorded, in other income, a net gain on derivatives and hedging activities of $136.5 million for the year ended December 31, 2005 and net losses on derivatives and hedging activities of $42.2 million and $69 thousand for the years ended December 31, 2004, and 2003, respectively. Net gain (loss) on derivatives and hedging activities for the years ended December 31, 2005, 2004, and 2003 are as follows (in thousands):

Net Gain (Loss) on Derivatives and Hedging Activities

	2005	2004	2003
Gain (loss) related to fair-value hedge ineffectiveness	$51,762	$53,354	$(12,692)
Gain (loss) on economic hedges	84,758	(95,562)	12,623

Net gain (loss) on derivatives and hedging activities	$136,520	$(42,208)	$(69)

The following table represents outstanding notional balances and estimated fair values of the derivatives outstanding used for fair value and economic hedging at December 31, 2005 and 2004 (in thousands):

	2005		2004
	Notional	Estimated Fair Value	Notional	Estimated Fair Value
Interest-rate swaps:
Fair value hedge	$153,508,529	$(909,852)	$139,811,984	$(1,506,854)
Economic hedge	7,566,837	(234,985)	15,777,375	(486,419)
Interest-rate swaptions:
Economic hedge	1,065,000	14,288	1,190,000	17,319
Interest-rate caps/floors:
Economic hedge	2,664,000	28,215	2,030,000	46,688
Interest-rate futures/forwards:
Economic hedge	1,000	(16)	2,000	156
Interest-rate forward settlement agreements:
Economic hedge	—	—	50,000	192
Mortgage delivery commitments:
Economic hedge	10,406	10	12,076	(2)

Total	$164,815,772	$(1,102,340)	$158,873,435	$(1,928,920)

Total derivatives excluding accrued interest		$(1,102,340)		$(1,928,920)
Accrued interest		41,450		57,098

Net derivative balances		$(1,060,890)		$(1,871,822)

Net derivative asset balances		$162,492		$185,878
Net derivative liability balances		(1,223,382)		(2,057,700)

Net derivative balances		$(1,060,890)		$(1,871,822)

The fair values of embedded derivatives included in the above table at December 31, 2005 and 2004 are as follows (in thousands):

	Estimated Fair Value of Embedded Derivatives
	2005	2004
Host Contract
Advances	$(20,804)	$(55,989)
Callable bonds	2,176	1,426

Total	$(18,628)	$(54,563)

Hedging Activities

The Bank formally documents all relationships between derivative hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions and its method of assessing effectiveness and measuring ineffectiveness. This process includes linking all derivatives that are designated as fair value, or foreign-currency hedges to (1) assets and liabilities on the Statements of Condition, or (2) firm commitments. The Bank also formally assesses (both at the hedge’s inception and at least quarterly on an ongoing basis) whether the derivatives that are used in hedging relationships have been effective in offsetting changes in the fair value of hedged items attributable to risk being hedged and whether those derivatives may be expected to remain effective in future periods. The Bank uses regression analyses or other statistical analyses to assess the effectiveness of its hedges. When it is determined that a derivative has not been or is not expected to be effective as a hedge, the Bank discontinues hedge accounting prospectively, as discussed below.

The Bank discontinues hedge accounting prospectively when: (1) it determines that the derivative is no longer effective in offsetting changes in the fair value of a hedged item (including hedged items such as firm commitments); (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; (3) a hedged firm commitment no longer meets the definition of a firm commitment; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Consolidated Obligations – While consolidated obligations are the joint and several obligations of the FHLBanks, each FHLBank has consolidated obligations for which it is the primary obligor. The Bank enters into derivatives to hedge the interest rate risk associated with its specific debt issuances.

For instance in a typical transaction, fixed-rate consolidated obligations are issued for one or more FHLBanks, and the Bank simultaneously enters into a matching interest-rate exchange agreement in which the counterparty pays fixed cash flows to the Bank designed to mirror in timing and amount the cash outflows the Bank pays on the consolidated obligation. Such transactions are treated as fair value hedges under SFAS 133. In this typical transaction, the Bank pays a variable cash flow that closely matches the interest payments it receives on short-term or variable-rate advances. This intermediation between the capital and swap markets permits the Bank to raise funds at lower costs than would otherwise be available through the issuance of simple fixed- or floating-rate consolidated obligations in the capital markets.

Advances – The Bank offers below market fixed-rate advances in which the Bank has retained a put option (convertible advances). With a convertible advance, the Bank purchases from a member an option that permits the Bank to terminate the fixed-rate advance on certain specified dates, which the Bank normally would exercise when interest rates increase. The Bank may hedge a convertible advance by entering into a cancelable interest-rate exchange agreement in which the Bank pays a fixed rate and receives a variable rate. This type of hedge is treated as a fair value hedge under SFAS 133. The swap counterparty can cancel the interest-rate exchange agreement on the put date, which normally would occur in a rising rate environment.

The optionality embedded in certain financial instruments held by the Bank can create interest-rate risk. When a member prepays an advance, the Bank could suffer lower future income if the principal portion of the prepaid advance were reinvested in lower-yielding assets that continue to be funded by higher-cost debt. To protect against this risk, the Bank generally charges a prepayment fee that makes it financially indifferent to a borrower’s decision to prepay an advance. When the Bank offers advances (other than short-term advances) that a member may prepay on an option exercise date without a prepayment fee, it usually finances such advances with callable debt or otherwise hedges this option.

Mortgage Assets – The Bank invests in mortgage assets. The prepayment options embedded in mortgage assets may result in extensions or contractions in the expected maturities of these investments, depending on changes in estimated prepayment speeds. Finance Board regulation limits this source of interest-rate risk by restricting the types of mortgage assets the Bank may own to those with limited average life changes under certain interest-rate shock scenarios and by establishing limitations on duration of equity and change in market value of equity. The Bank may manage against prepayment and duration risk by funding some mortgage assets with consolidated obligations that have call features. In addition, the Bank may use interest-rate exchange agreements to manage the prepayment and duration variability of mortgage assets. Net income could be reduced if the Bank replaces the mortgages with lower-yielding assets and if the Bank’s higher funding costs are not reduced concomitantly.

The Bank manages the interest-rate and prepayment risk associated with mortgages through a combination of debt issuance and derivatives. The Bank issues both callable and non-callable debt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans. The Bank may use derivatives to match the expected prepayment characteristics of the mortgages.

Options may also be used to hedge prepayment risk on the mortgages, many of which are not identified to specific mortgages and, therefore, do not receive fair value or cash flow hedge accounting treatment. The options are marked-to-market through current earnings. The Bank also may purchase interest-rate caps and floors, swaptions, callable swaps, calls, and puts to minimize the prepayment risk embedded in the mortgage loans. Although these derivatives are valid economic hedges against the prepayment risk of the loans, they are not linked specifically to individual loans and, therefore, do not receive either fair value or cash flow hedge accounting. The derivatives are marked-to-market through earnings.

The Bank analyzes the duration, convexity, and earnings risk of the mortgage portfolio on a regular basis under various rate scenarios.

Firm Commitment Strategies – Mortgage purchase commitments entered into after June 30, 2003 are considered derivatives. Accordingly, the mortgage purchase commitment is recorded in the balance sheet at fair value, with changes in fair value recognized in current-period earnings. When the mortgage purchase commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loans and amortized accordingly.

The Bank also may hedge a firm commitment for a forward starting advance through the use of an interest-rate swap. In this case, the swap will function as the hedging instrument for both the firm commitment and the subsequent advance. The basis movement associated with the firm commitment will be rolled into the basis of the advance at the time the commitment is terminated and amortized using the level-yield method.

Investments – The Bank invests in U.S. agency securities obligations, mortgage-backed securities, and the taxable portion of state or local housing finance agency obligations. The interest-rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. The Bank may manage against prepayment and duration risk by funding investment securities with consolidated obligations that have call features, by hedging the prepayment risk with caps or floors, or by adjusting the duration of the securities by using interest-rate exchange agreements to modify the cash flows of the securities. These securities may be classified as “held-to-maturity,” or “trading.”

The Bank also may manage the risk arising from changing market prices and volatility of investment securities classified as trading by entering into interest-rate exchange agreements (economic hedges) that offset the changes in fair value of the securities. The market value changes of both the trading securities and the associated interest-rate exchange agreements are included in other income in the Statements of Income and presented as part of the “net gain (loss) on trading securities” and “net gain (loss) on derivatives and hedging activities.”

The Bank is not a derivative dealer and thus does not trade derivatives for short-term profit.

Credit Risk – The Bank is subject to credit risk due to the risk of nonperformance by counterparties to the derivative agreements. The degree of counterparty risk on derivative agreements depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. The Bank manages counterparty credit risk through credit analysis, collateral requirements and adherence to the requirements set forth in Bank policy and Finance Board regulations. Based on credit analyses and collateral requirements, Bank management presently does not anticipate any credit losses on its derivative agreements.

The Bank has issued some consolidated obligations denominated in currencies other than U.S. dollars, and the Bank uses forward exchange contracts to hedge foreign currency risk. These contracts are agreements to exchange different currencies at specified future dates and at specified rates. The use of these contracts effectively simulates the conversion of these consolidated obligations denominated in foreign currencies to ones denominated in U.S. dollars. Such transactions are treated as foreign currency fair-value hedges under SFAS 133, whereby the fair value changes of the foreign-currency-denominated obligation and the forward contract are recorded in current period earnings. At December 31, 2005, the Bank had no outstanding consolidated obligations denominated in foreign currencies.

The contractual or notional amount of interest-rate exchange agreements reflects the involvement of the Bank in the various classes of financial instruments. The notional amount of interest-rate exchange agreements does not measure the credit risk exposure of the Bank, and the maximum credit exposure of the Bank is substantially less than the notional amount. The Bank requires collateral agreements that establish collateral delivery thresholds for all derivatives. The maximum credit risk is the estimated cost of replacing favorable interest-rate swaps, forward agreements, mandatory delivery contracts for mortgage loans executed after June 30, 2003, and purchased caps and floors that have a net positive market value, if the counterparty defaults and the related collateral, if any, is of no value to the Bank. This collateral has not been sold or repledged.

At December 31, 2005 and 2004, the Bank’s maximum credit risk, as defined above, was approximately $157.2 million and $184.3 million, respectively. These totals include $57.8 million and $25.7 million of net accrued interest receivable. In determining maximum credit risk, the Bank considers accrued interest receivables and payables, and the legal right to offset assets and liabilities by counterparty. The Bank held cash in the amount of $129.6 million and $157.1 million as collateral for interest-rate exchange agreements as of December 31, 2005 and 2004, respectively. Additionally, collateral with respect to interest-rate exchange agreements with member institutions includes collateral assigned to the Bank, as evidenced by a written security agreement and held by the member institution for the benefit of the Bank.

The Bank transacts most of its interest-rate exchange agreements with large banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute consolidated obligations. Note 18 discusses assets pledged by the Bank to these counterparties.

Intermediation. To assist its members in meeting their hedging needs, the Bank acts as an intermediary between its members and other counterparties by entering into offsetting derivative transactions. This intermediation allows smaller members access to the derivatives market. The derivatives used in intermediary activities do not qualify for SFAS 133 hedge accounting treatment and are separately marked-to-market through earnings. The net result of the accounting for these derivatives does not significantly affect the operating results of the Bank. These amounts are recorded in other income and presented as “net gain (loss) on derivatives and hedging activities.”

Interest-rate exchange agreements in which the Bank is an intermediary may arise when the Bank: (1) enters into interest-rate exchange agreements with members and offsetting interest-rate exchange agreements with other counterparties to meet the needs of its members, or (2) enters into interest-rate exchange agreements to offset the economic effect of other interest-rate exchange agreements that are no longer designated to either advances, investments, or consolidated obligations.

The notional principal of interest-rate exchange agreements in which the Bank was an intermediary was $406.2 million and $223.9 million at December 31, 2005 and 2004, respectively.

Note 17—Estimated Fair Values

The following estimated fair value amounts have been determined by the Bank using available market information and the Bank’s judgment of appropriate valuation methods. These estimates are based on information available to the Bank as of December 31, 2005 and 2004. The Fair Value Summary Tables do not represent an estimate of the overall market value of the Bank as a going concern, which would take into account future business opportunities.

Cash and due from banks. The estimated fair value approximates the recorded book balance.

Interest-bearing deposits and investment securities. The estimated fair value is determined based on quoted prices, excluding accrued interest, as of the last business day of the year for instruments with more than three months to maturity. When quoted prices are not available, the estimated fair value is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable. For instruments with three months or less to maturity, the recorded book balance approximates the estimated fair value.

Federal funds sold. The estimated fair value is determined by calculating the present value of the expected future cash flows for instruments with more than three months to maturity. The discount rates used in these calculations are the rates for Federal funds with similar terms. The estimated fair value approximates the recorded book balance of Federal funds with three months or less to maturity.

Advances and other loans. The Bank determines the estimated fair values of advances with fixed-rates and more than three months to maturity, and advances with complex variable rates, by calculating the present value of expected future cash flows from the advances and excluding the amount for accrued interest receivable. The discount rates used in these calculations are the replacement advance rates for advances with similar terms. Pursuant to the Finance Board’s advances regulations, advances with a maturity and repricing period greater than six months require a prepayment fee sufficient to make the Bank financially indifferent to the borrower’s decision to prepay the advances. Therefore, the estimated fair value of advances does not assume prepayment risk. The estimated fair value approximates the recorded book balance of advances with variable rates and fixed rates with three months or less to maturity or repricing.

Mortgage loans held for portfolio. The estimated fair values for mortgage loans are determined based on quoted market prices of similar mortgage loans. These prices, however, can change rapidly based upon market conditions and are highly dependent upon the underlying prepayment assumptions.

Accrued interest receivable and payable. The estimated fair value approximates the recorded book value.

Derivative assets/liabilities. The Bank bases the estimated fair values of interest-rate exchange agreements with similar terms on available market prices including accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are inherently uncertain, highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Since these estimates are made as of a specific time, they are susceptible to material near term changes. The fair values are netted by counterparty where such legal right exists. If these netted amounts are positive, they are classified as an asset, and, if negative, a liability.

Deposits. The Bank determines estimated fair values of Bank deposits with fixed-rates and more than three months to maturity by calculating the present value of expected future cash flows from the deposits and reducing this amount for accrued interest payable. The discount rates used in these calculations are the costs of deposits with similar terms. The estimated fair value approximates the recorded book balance for deposits with variable rates and fixed rates with three months or less to maturity or repricing. For deposits with no stated maturities, the carrying amount was considered to approximate fair value.

Consolidated obligations. The Bank estimates fair values based on the cost of raising comparable term debt. The estimated cost of issuing debt includes non-interest selling costs.

Borrowings. The Bank determines the estimated fair value of borrowings by calculating the present value of expected future cash flows from the borrowings and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of borrowings with similar terms.

Mandatorily Redeemable Capital Stock. The fair value of capital subject to mandatory redemption is generally at par value. Fair value also includes the estimated dividend earned at the time of reclassification from equity to liabilities, until such amount is paid, and any subsequently declared stock dividend. Capital stock can be acquired by members only at par value and redeemed by the Bank at par value. Capital stock is not traded and no market mechanism exists for the exchange of capital stock outside the cooperative structure.

Commitments. The estimated fair value of the Bank’s commitments under letters of credit was immaterial at December 31, 2005 and 2004.

Commitments to Extend Credit for Mortgage Loans. Certain mortgage loan purchase commitments entered into after June 30, 2003 are recorded as derivatives at their fair values. With one particular MPF product, the member originates mortgage loans as an agent for the Bank, and the Bank funds to close the mortgage loans. The commitments that unconditionally obligate the Bank to fund the mortgage loans related to this product are not considered derivatives.

The estimated fair value of the Bank’s commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The Bank had no commitments to extend credit for mortgage loans as of December 31, 2005 and 2004.

The carrying value and estimated fair values of the Bank’s financial instruments at December 31, 2005 were as follows (in thousands):

2005 FAIR VALUE SUMMARY TABLE

Financial Instruments	Carrying Value	Net Unrealized Gains (Losses)	Estimated Fair Value
Assets:
Cash and due from banks	$13,345	$—	$13,345
Interest-bearing deposits	254,321	—	254,321
Federal funds sold	13,028,500	17,574	13,046,074
Held-to-maturity securities, net	19,628,496	(377,498)	19,250,998
Trading securities	5,260,321	—	5,260,321
Advances, net	101,285,012	(8,947)	101,276,065
Mortgage loans held for portfolio, net	2,859,982	(43,779)	2,816,203
Accrued interest receivable	621,448	—	621,448
Derivative assets	162,492	—	162,492
Liabilities:
Deposits	(5,234,874)	608	(5,234,266)
Securities sold under agreements to repurchase	(500,000)	354	(499,646)
Consolidated obligations, net:
Discount notes	(9,579,425)	(917)	(9,580,342)
Bonds	(119,174,663)	471,768	(118,702,895)

Consolidated obligations, net	(128,754,088)	470,851	(128,283,237)

Mandatorily redeemable capital stock	(143,096)	—	(143,096)
Accrued interest payable	(1,067,352)	—	(1,067,352)
Derivative liabilities	(1,223,382)	—	(1,223,382)

The carrying value and estimated fair values of the Bank’s financial instruments at December 31, 2004 were as follows (in thousands):

2004 FAIR VALUE SUMMARY TABLE

Financial Instruments	Carrying Value	Net Unrealized Gains (Losses)	Estimated Fair Value
Assets:
Cash and due from banks	$8,395	$—	$8,395
Interest-bearing deposits	776,147	—	776,147
Federal funds sold	11,196,500	(350)	11,196,150
Held-to-maturity securities, net	17,416,981	(42,003)	17,374,978
Trading securities	5,700,053	—	5,700,053
Advances, net	95,867,345	(60,628)	95,806,717
Mortgage loans held for portfolio, net	2,215,653	(2,056)	2,213,597
Accrued interest receivable	526,385	—	526,385
Derivative assets	185,878	—	185,878
Liabilities:
Deposits	(5,412,626)	68	(5,412,558)
Securities sold under agreements to repurchase	(1,000,000)	1,969	(998,031)
Consolidated obligations, net:
Discount notes	(13,013,797)	60	(13,013,737)
Bonds	(105,920,803)	123,146	(105,797,657)

Consolidated obligations, net	(118,934,600)	123,206	(118,811,394)

Mandatorily redeemable capital stock	239,009	—	239,009
Accrued interest payable	(745,815)	—	(745,815)
Derivative liabilities	(2,057,700)	—	(2,057,700)

Note 18—Commitments and Contingencies

As described in Note 13, the FHLBanks have joint and several liability for all the consolidated obligations issued on their behalf. The Finance Board, under 12 CFR Section 966.9(d), may at any time require any FHLBank to make principal or interest payments due on any consolidated obligations, whether or not the primary obligor FHLBank has defaulted on the payment of that obligation. No FHLBank has had to assume or pay the consolidated obligation of another FHLBank.

The Bank has considered the guidance under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of indebtedness of others (FIN 45), and determined it is not necessary to recognize the fair value of the Bank’s joint and several liability for all of the consolidated obligations. The joint and several obligations are mandated by Finance Board regulations and are not the result of arms-length transactions among the FHLBanks. The FHLBanks have no control over the amount of the guaranty or the determination of how each FHLBank would perform under the joint and several liability. Because the FHLBanks are subject to the authority of the Finance Board as it relates to decisions involving the allocation of the joint and several liability for the FHLBanks’ consolidated obligations, the Bank’s joint and several obligation is excluded from the initial recognition and measurement provisions of FIN 45.

Accordingly, the Bank has not recognized a liability for its joint and several obligation related to other FHLBanks’ consolidated obligations at December 31, 2005 and 2004. The par amounts of the FHLBanks’ outstanding consolidated obligations for which the Bank is jointly and severally liable were approximately $807.1 billion and $749.0 billion at December 31, 2005 and 2004, respectively, exclusive of the Bank’s own outstanding consolidated obligations.

Standby letters of credit are executed for members for a fee. A standby letter of credit is a short-term financing arrangement between the Bank and its member. If the Bank is required to make payment for a beneficiary’s draw, these amounts are converted into a collateralized advance to the member. Outstanding standby letters of credit were approximately $813.5 million and $1.2 billion at December 31, 2005 and 2004, respectively, and had original terms of one to 15 years with a final expiration in 2017. Unearned fees for transactions prior to 2003 as well as the value of the guarantees related to standby letters of credit entered into after 2002 are recorded in other liabilities and amount to $3.1 and $1.8 million for the years ended December 31, 2005 and 2004, respectively. Based on management’s credit analyses and collateral requirements, the Bank does not deem it necessary to record any additional liability on these commitments. Commitments are fully collateralized at the time of issuance (see Note 7).

Commitments that unconditionally obligate the Bank to purchase mortgage loans totaled $10.4 million and $12.1 million at December 31, 2005 and 2004, respectively. Commitments are generally for periods not to exceed 45 days. In accordance with SFAS 149, purchase commitments entered into after June 30, 2003 are recorded as derivatives at their fair values. Commitments that obligate the Bank to purchase closed mortgage loans from its members are considered derivatives under SFAS 149, and the estimated fair value at December 31, 2005 and 2004 is reported in Note 17 as purchase commitments.

The Bank generally executes interest-rate exchange agreements with major banks and broker-dealers and generally enters into bilateral collateral agreements. As of December 31, 2005, the Bank had pledged, as collateral, securities with a book value of $1.3 billion, of which $56.9 million cannot be sold or repledged and $1.3 billion of which can be sold or repledged, to broker-dealers who have market risk exposure from the Bank related to interest-rate exchange agreements.

The Bank charged to operating expenses net rental costs of approximately $2.3 million, $2.1 million, and $1.7 million for the years ending December 31, 2005, 2004 and 2003, respectively.

Future minimum rentals at December 31, 2005, were as follows (in thousands):

Year	Premises	Equipment	Total
2006	$944	$1,206	$2,150
2007	725	863	1,588
2008	41	346	387
2009	31	283	314
2010	—	44	44

Total	$1,741	$2,742	$4,483

Lease agreements for Bank premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on the Bank.

Other Developments

The Bank is subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not, as of the date of the financial statements, anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Bank’s financial condition or results of operations.

Note 19—Transactions with Members and their Affiliates, and Housing Associates

The Bank is a cooperative whose member institutions own almost all of the capital stock of the Bank. Former members own the remaining capital stock to support business transactions still carried on the Bank’s Statements of Condition. All holders of the Bank’s capital stock are able to receive dividends on their investments. All advances are issued to members and eligible “housing associates” under the FHLBank Act, and all mortgage loans held for portfolio are purchased from members. The Bank also maintains demand deposit accounts primarily to facilitate settlement activities that are directly related to advances and mortgage loan purchases. All transactions with members are entered into in the ordinary course of the Bank’s business. Transactions with any member that has an officer or director who is also a director of the Bank are subject to the same Bank policies as transactions with other members. The Bank defines related parties as those members with regulatory capital stock outstanding in excess of 10 percent of total regulatory capital stock and other FHLBanks. Based on this definition, one member institution, which held 21 percent of the Bank’s total regulatory capital stock as of December 31, 2005, was considered a related party. Total advances outstanding to this member were $26.4 billion and $15.5 billion as of December 31, 2005 and 2004, respectively. Total deposits held in the name of this member were $204.9 million and $89.7 million as of December 31, 2005 and 2004, respectively. No mortgage loans were acquired from this member during 2005 and 2004. Total mortgage-backed securities acquired from this member were $1.6 billion and $1.1 billion as of December 31, 2005 and 2004. For member concentration associated with (1) advances, see Note 7; (2) mortgage loans held for portfolio, see Note 10; (3) mortgage-backed securities, see Note 6; and (4) capital stock, see Note 14.

Note 20—Transactions with Other FHLBanks

The Bank’s activities with other FHLBanks are summarized below, and have been identified in the Statements of Condition, Statements of Income and Statements of Cash Flows.

Borrowings with other FHLBanks. Occasionally, the Bank loans (or borrows) short-term funds to (from) other FHLBanks. There were no loans to or from other FHLBanks outstanding at December 31, 2005 and 2004. Interest income on loans to other FHLBanks totaled $199 thousand, $90 thousand and $227 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. During these same periods, interest expense on borrowings from other FHLBanks totaled $33 thousand, $9 thousand and $26 thousand, respectively. The following table summarizes the cash flow activities for loans to and borrowings from other FHLBanks (in thousands):

	For the years ended December 31,
	2005	2004	2003
Investing Activities
Loans made to other FHLBanks	$2,632,022	$1,665,302	$4,217,000
Principal collected on loans to other FHLBanks	(2,632,022)	(1,665,302)	(4,217,000)

Net change in loans to other FHLBanks	$—	$—	$—

Financing Activities
Proceeds from short-term borrowings from other FHLBanks	$482,200	$178,700	$875,006
Payments of short-term borrowings from other FHLBanks	(482,200)	(178,700)	(875,006)

Net change in borrowings from other FHLBanks	$—	$—	$—

Investments in other FHLBank Consolidated Obligation Bonds. The Bank’s trading investment securities portfolio includes consolidated obligation bonds for which other FHLBanks are the primary obligors. The balances of these investments are presented in Note 5. All of these consolidated obligations were purchased in the open market from third parties and are accounted for in the same manner as other similarly classified investments (see Note 1). Interest income earned on these consolidated obligations on which another FHLBank is the primary obligor totaled $20.0 million, $20.5 million and $21.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Assumption of other FHLBank Consolidated Obligation Bonds. The Bank may, from time to time, assume the outstanding primary liability of another FHLBank rather than issue new debt for which the Bank is the primary obligor. During the years ended December 31, 2005, 2004 and 2003, the par amounts of the liability on such consolidated obligations transferred to the Bank totaled $1.5 billion, $1.0 billion and $185.0 million, respectively. The Bank accounts for these transfers in the same manner as it accounts for new debt issuances (see Note 1).

MPF Program Service Fees and Loan Participations. Beginning in 2004, the Bank began paying a fee to FHLBank Chicago for services performed by it under the MPF Program. These fees totaled $524 thousand and $136 thousand for the year ended December 31, 2005 and 2004, respectively. MPF Program loan participations allocated to FHLBank Chicago in lieu of a service fee amounted to $11 thousand, $164 million and $413 million for the years ended December 31, 2005, 2004 and 2003, respectively.

MPF Program Purchase of Participation Interests from Other FHLBanks. In 2000 and 2001, the Bank, together with FHLBank Pittsburgh and FHLBank Chicago, participated in the funding of one master commitment with a member of FHLBank Pittsburgh. As of December 31, 2005, the Bank’s outstanding balances related to these MPF Program assets were $8.9 million. In the future, the Bank does not intend to purchase participation interests under the MPF Program from other FHLBanks.

Item 14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a)	Financial Statements. The following financial statements of the Federal Home Loan Bank of Atlanta, set forth in Item 13 above, are filed as part of this registration statement.

Report of Registered Public Accounting Firm

Statements of Condition as of December 31, 2005 and 2004

Statements of Income for the years ended December 31, 2005, 2004 and 2003

Statements of Capital for the years ended December 31, 2005, 2004 and 2003

Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003

Notes to Financial Statements

(b)	Exhibits. The following exhibits are filed as a part of this registration statement:

Exhibit No.	Description

3.1	Restated Organization Certificate of the Federal Home Loan Bank of Atlanta

3.2	Bylaws of the Federal Home Loan Bank of Atlanta

4.1	Capital Plan of the Federal Home Loan Bank of Atlanta

10.1	Form of Advances and Security Agreement

10.2	The Federal Home Loan Bank of Atlanta Credit and Collateral Policy

10.3	The Federal Home Loan Bank of Atlanta Benefit Equalization Plan (2005 Revision)

10.4	Non-Qualified Deferred Compensation Plan Summary Plan Description, including Form of Non-Qualified Deferred Compensation Agreement and Form of Compensation Deferral Election

10.5	Form of Officer and Director Indemnification Agreement

10.6	Federal Home Loan Bank of Atlanta 2006 Directors’ Compensation Policy

10.7	Offer Letter, dated August 20, 2002, between the Federal Home Loan Bank of Atlanta and Marian M. Lucia

10.8	[Reserved]

10.9	Individual Life Insurance Policy, dated March 4, 2004, insuring Raymond R. Christman

10.10	Executive Incentive Compensation Plan for the Federal Home Loan Bank of Atlanta

10.11	Federal Home Loan Bank of Atlanta Executive Long-Term Incentive Plan

10.12	Bankwide Incentive Compensation Plan for the Federal Home Loan Bank of Atlanta

10.13	Sales Incentive Compensation Plan for the Federal Home Loan Bank of Atlanta

10.14	Form of Incentive Compensation Plan Goals

10.15	Description of Named Executive Officer Compensation

12.1	Statement regarding computation of ratios of earnings to fixed charges

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Federal Home Loan Bank of Atlanta

Date:	March 17, 2006	By	/s/ Raymond R. Christman
			Name:	Raymond R. Christman
			Title:	President and Chief Executive Officer